SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

REFERENCE FORM

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Government-controlled Mixed-Capital and Publicly-held Company

Federal Taxpayers’ Enrollment Number (CNPJ/MF) n. 00.001.180/0001-26

Headquarters located at Setor Comercial Norte, Quadra 4-BL-B, n.100, room 203, Asa Norte,
Zip Code 70714-900, Brasília - DF

May 31, 2012

CONSIDERATIONS ON THIS REFERENCE FORM

This form is prepared based on CVM (Brazilian Securities Commission) Instruction n. 480, of December 07, 2009, as amended (“CVM Instruction n. 480”).

The date of the last update of this Reference Form does not necessarily mean that this document had all its information updated as of such date, but that some and all information herein was updated pursuant to Article 24 caput of CVM Instruction n. 480.

This Reference Form is not a document for the public offering of the Company’s securities and it does not constitute an offer to sale or a request for an offer to purchase securities in Brazil or in any other jurisdiction.

General Information

Legal Name	CENTRAIS ELETRICAS BRASILEIRAS SA
Date of the Legal Name
Type of participant	Publicly-held company
Last legal name
Incorporation date	11/06/1962
Federal Taxpayers’ Enrollment Number (CNPJ)	00.001.180/0001-26
CVM Number	243-7
Date of registration before the CVM	28/01/1971
Situation before the CVM	Active
Date on which the situation started	28/01/1971
Country	Brazil
Country where the securities are deposited	Brazil
Foreign countries where the securities are negotiated	Country	Initial Listing Date
	Spain	04/18/2000
	United States of America	10/30/2008
Business	Electric Power
Business description	Electric Power Generation, Distribution and Transmission Holding Company
Issuer category	Category A
Registration date (current category)	01/01/2010
Issuer situation	Operational Stage
Date on which the situation started	01/28/1971
Type of corporate control	Governmental Holding
Date of the latest change on the corporate control	06/11/1962
Date of the latest change on the fiscal year	06/11/1962
Month/Day on which the fiscal year ends	12/31
Issuer’s website	www.eletrobras.com
Newspapers where the issuer discloses its information	Name of the Newspaper where the issuer discloses its information	State
	Correio Braziliense	DF
	O Globo	RJ
	Valor Econômico	RJ

Address

Mail address	Av. Presidente Vargas, 409 - 13º andar, Centro, Rio de Janeiro, RJ, Brazil, ZIP Code 20071-003, Phone (21) 25146331, Fax (21) 25145964, E-mail dfsi@eletrobras.com
Headquarters’ address	SCN, Quadra 4 - Bloco B - Pétala C, 203, Asa Norte, DF, Brazil, ZIP Code 70711-902, Phone (61) 33297300, Fax (61) 33297315, E-mail df@eletrobras.com

Auditor

Does the Issuer have an auditor?	Yes
CVM No.	287-9
Type of auditor	National
Name/Corporate Name	PricewaterhouseCoopers Auditores Independentes
Federal Taxpayers’ Enrollment Number (CPF/CNPJ)	61.562.112/0002-01
Period of services	01/01/2009
Name of the expert	Period of service provision	Federal Taxpayers’ Enrollment Number (CPF/CNPJ)
Sérgio Eduardo Zamora	01/01/2009	107.092.038-02

Share’s depositary institution

Does the Issuer have a depositary institution?	Yes
Legal name	Banco Bradesco S.A.
Federal Taxpayers’ Enrollment Number (CNPJ)	60.746.948/0001-12
Period of services	10/01/2007 until 09/30/2011
Shareholders service address	Av. Yara, s/n, 2º andar, Cidade de Deus, Osasco, SP, Brazil, ZIP Code 06029-900, Phone (011) 36849441, Fax (011) 36843811, e-mail 4010.acoes@bradesco.com.br

Chief Investor Relations Officer or similar

Name	Armando Casado de Araújo Chief Investor Relations Officer
Federal Taxpayers’ Enrollment Number (CPF/CNPJ)	671.085.208-34
Mail address	Av. Presidente Vargas, 409, 13º andar, Centro, Rio de Janeiro, RJ, Brazil, ZIP Code 20071-003, Phone (021) 25146435, Fax (021) 25145714, e-mail df@eletrobras.com
Term of office (starting date)	03/30/2010
Term of office (termination date)

Shareholders’ department

Contact	Mary-Annie Cairns Guerrero
Term of office (starting date)	04/16/2011
Term of office (termination date)
Mail address	Av. Presidente Vargas, 409, 9º andar, Centro, Rio de Janeiro, RJ, Brazil, ZIP Code 20071- 003, Phone (021) 25144667, Fax (021) 25145964, e-mail dfsa@eletrobras.com

1.1 – Representation and identification of responsible parties

Name of the responsible party for the content of this report	Armando Casado de Araújo
Position	Investor Relations Officer
Name of the responsible party for the content of this report	José da Costa Carvalho Neto
Position	Chief Executive Officer

The aforementioned officers represent that:

a.      Reviewed the reference form;

b.      All the information contained in the form complies with CVM’s Rule n. 480, particularly sections 14 through 19;

c.      The information included in the form is a true, accurate and complete portrait of the economic and financial situation of the issuer and of the risks pertaining its activities and the securities issued thereby.

2.1/2.2 –  Auditors’ identification and compensation

Does the Company have auditors?	YES
CVM CODE	287-9
Type of auditor	National
Name / denomination	PricewaterhouseCoopers Auditores Independentes
Taxpayers’ Identification Numbers (CPF/CNPJ)	61.562.112/0001-20
Period of service	03/27/2009
Description of the services

(i) Ordinary and special external audit services, hired for a 5-year period, including the review of BR GAAP quarterly financial information, the audit of the BR GAAP and US GAAP (SEC) annual financial statements for the years ended December 31, 2009 through 2013, including consolidated financial statements; (ii) review of tax-related procedures; (iii) examination of the Financial Statements and Supplementary Information required by the Brazilian Electric Power Agency (Agência Nacional de Energia Elétrica, or ANEEL), the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or CVM) and Financial Institutions; (iv) issuance of reports and documents related to the services rendered; and (v) examination of internal controls under the rules of IBRACON and of the Sarbanes-Oxley American legislation (SOX), resulting in the issuance of the required reports and certificates. Additionally, the external auditors also provided services related to the issuance of a report in connection with a certification procedure on sustainability to Eletrobras.

External auditors’ total compensation segregated by service

In the last fiscal year, ended December 31, 2011, the external auditors received, for the services rendered, total fees of R$7.9 million. For the report in connection with the sustainability certification process, the external auditors were entitled a total fee of R$230 thousand.

Motivation for change of auditors	Not applicable, since there was no change in the Company’s external auditors in the last 3 fiscal years.
Reasoning of auditors in case of disagreement of the issuer’s motivation	Not applicable, since there was disagreement by the auditors.

Name of the Responsible representative	Period of services rendered	CPF	Address
Sergio Eduardo Zamora	03/27/2009	107.092.038-02	Av. Francisco Matarazzo, 1400, Torre Torino, São Paulo, SP, Brazil, CEP 05001-903, Telephone (11) 36742460, Fax (11) 36742077, e-mail: sergio.zamora@br.pwc.com

2.3 – Other material information

Eletrobras hereby informs that the date listed under the field “Period of service” under section 2.1 about the External Auditors does not reflect the start date of the services informed in the Registration Form. Given that the CVM system does not allow the date to be changed, we inform that the beginning of the services was on January 01, 2009, as informed in the Registration Form.

Procedures Adopted to avoid Conflicts of Interest, Loss of Independence or Objectivity by the External Auditors

Eletrobras adopts certain standards aiming to avoid conflicts of interests or the loss of independence and objectivity by the independent external auditors. In accordance with CVM Rule n. 308, as of May 14, 1999, the substitution of Eletrobras’ external auditors is mandatory each five years (maximum), and the same auditors may not be hired again within a period of three years. In addition, in accordance with Eletrobras’ by-laws, the Board of Directors has the power to hire and dismiss the External Auditors. Finally, aiming to standardize the financial statements of the companies pertaining to the Eletrobras Group and enable a better comprehension of its economic group, the same audit firm audits all the companies (except for Itaipu).

3.1 –  Financial Information

	Fiscal Year (12/31/2011)	Fiscal Year (12/31/2010)	Fiscal Year (12/31/2009)
Shareholders’ Equity	77,202,321,000.00	70,530,410,000.00	69,379,050,000.00
Total Assets	163,142,432,000.00	146,901,001,000.00	137,708,376,000.00
Net Revenue /Intermediary Revenue	29,532,744,000.00	26,832,085,000.00	23,140,905,000.00
Fin./Insurance Premiums Earned	-	-	-
Gross Income	4,860,080,000.00	4,047,250,000.00	413,255,000.00
Net Income	3,762,019,000.00	2,552,985,000.00	1,250,140,000.00
Number of shares (without treasury stock) (Units)	1,352,634,100	1,132,357,090	1,132,357,090
Share book value (Reais)	56.81000000	62.28636851	62.16000000
Net income per share	2.78125400	2.25457590	1.10404993

3.2 – Non-accounting measurements

a) quantification of non-accounting measurements:

EBITDA

EBITDA is calculated by the sum of the operating results before the financial result, depreciation and amortization. EBITDA is not an accounting measurement under BR GAAP, does not correspond to the cash flow of the periods indicated and should not be considered as a substitute for net income as a liquidity index. EBITDA is an additional information to the financial statements of Eletrobras and shall not be used as a substitute for the audited information. EBITDA does not have a standard definition and the concept of EBITDA used by Eletrobras may not be comparable to those used by other companies.

b) conciliation between the disclosed figures and the amounts in the audited financial statements:

The calculation of EBITDA is presented below:

(R$ million)	Year ended December 31,
Year	2011	2010	2009
Net income	3,762	2,553	1,250
+ Reserves for Income Tax and Social Contribution	1,098	1,494	(837)
+ Financial Result	(234)	364	3,638
+ Depreciation and Amortization	1,724	1,592	1,624
EBITDA	6,350	6,003	5,675

c) explanation and reasons why the issuer believes the measurement is appropriate to precisely comprehend its financial condition and results of operations:

EBITDA is used as a performance measurement by management and, therefore, Eletrobras believes its inclusion herein is important. Eletrobras’ management believes that the EBITDA is a practical measurement to evaluate its operational performance and to allow comparisons with other companies in the same industry, even though such other companies may calculate it differently.

3.3 – Subsequent events to the latest financial statements

1.  Management Agreement – Celg Distribution

Eletrobras and the State Government of Goiás entered into a Management Agreement on April 24, 2012 to foster economic and financial recovery of Celg Distribuição S/A (Celg D) and, subsequent to the implementation of all the Agreement’s terms, the purchase by Eletrobras of 51% of the ordinary shares with voting rights, which is supported by the Provisional Measure 559/12. In light of this fact, Eletrobras assumed, as of January 2012, the executive management of Celg D by means of its majority representation on the Board of Executive Officers, appointing four executive officers including the chief executive officer.

The State Government of Goiás announced its intention to close the capital of Celg de Participações - Celgpar, in order to promote the corporate restructuring of Celg D pursuant to Law n. 6,404/76. Eletrobras will acquire the controlling interest of Celg D after registering the change in Celgpar’s status at the Brazilian Securities Commission (CVM), currently declared as a publicly-held company, and after the execution of the Management Agreement. Shareholders’ Agreements in connection with Celgpar and Celg D will also be executed, setting forth the parties’ governance commitments.

The transaction has not resulted in any effects in the latest financial statements, however, Eletrobras is evaluating the accounting treatment of the business combination following the signature of the agreement.

2. Review of Useful Life of Assets – new depreciation rates

On February 16, 2012, ANEEL published Normative Rule n. 474/2012, which establishes new annual depreciation rates for assets in services granted from the Electricity Sector, the rates of which were adopted by the Company with corporate purposes given that they properly represent assets’ useful lives.

These amendments will be effective as of January 1, 2012, and introduce changes in relation to the last estimates of useful life and depreciation rates adopted as of December 31, 2011 for the fixed assets in service.

The table below sets forth the main reviews of annual depreciation rates:

REGISTER UNITS	ANNUAL DEPRECIATION RATE		INCREASE/(REDUCTION)
	Up to 12/31/2011	As of 12/31/2011
Boiler	5.00%	4.00%	-1.00%
Conductor with tension equal or superior to 69kv	2.50%	2.70%	0.20%
Frequency converter	4.00%	6.67%	2.67%
General equipment	10.00%	6.25%	-3.75%
General IT equipment	10.00%	16.67%	6.67%
Structure (tower) equal or superior to 69kv	2.50%	2.70%	0.20%
Water intake structure	4.00%	2.86%	-1.14%
Equipment and busbar support structure	2.50%	3.13%	0.63%
Panel, switchboard and cubicle	3.00%	3.57%	0.57%
Ground system	2.50%	3.03%	0.53%
Protection, measurement and automation systems	3.00%	6.67%	3.67%
Ground transformer	2.00%	3.33%	1.33%
Power transformer	2.50%	2.86%	0.36%
Gas turbine	5.00%	4.00%	-1.00%
Vehicles	20.00%	14.29%	-5.71%
Boiler	5.00%	4.00%	-1.00%

We estimate that new depreciation rates will not cause any significant effects on the Company’s results.

3.  Reorganization of Invested Company - Celpa

On February 28, 2012, Celpa filed for reorganization pursuant to Law n. 11,101/05, which was accepted by the judge of the 6th Civil Court of Belém, state of Pará, on February 29, 2012. This reorganization raises several uncertainties, which will decrease to the extent formalities and arrangements with creditors solidify, which may occur within 180 days.

Celpa is an electric power distribution concessionaire owned by QMRA, which holds a controlling interest of 51.26% of the company’s total capital and by Eletrobras, which holds a non-controlling interest of 34.24%

The petition for reorganization filed by Celpa raises uncertainties as to the Company’s future results and its ability to settle liabilities. Therefore, Celpa recognized on December 31, 2011 allowances for doubtful accounts over loans and financing granted, based on a discount rate compatible with Celpa’s situation and its related risk. Thus, Celpa recognized as provisions for investments losses corresponding to all assets, as set forth below:

	12/31/2011	12/31/2010
Loans and Financing	419,908	328,351
(-) Allowance for doubtful accounts	(120,199)	—

	299,709	328,351
Dividends receivable	27,513	27,513
Investments	171,370	305,304

	198,883	332,817
(-) Provision for investment losses	(198,883)	—
	299,709	661,168

3.4 – Income distribution policy

Year	2011	2010	2009
(a) Rules on income retention

In accordance with Brazilian Corporations’ Law, the Shareholders’ Meeting of Eletrobras may determine, pursuant to Management’s proposal, the retention of part of the net income for use in investments by Eletrobras.

Eletrobras’ by-laws establishes that:

The Shareholders’ Meeting shall allocate, in addition to the legal reserve, based on the annual net income: (i) 1% to the studies and project reserve, to execute studies and technical and economic feasibility studies in the electricity sector, and the balance of such reserve shall not exceed 2% of the capital stock subscribed and fully paid-up; and (ii) 50% to a investments reserve, for investments by concessionaires in the electricity sector, the balance of such reserve shall not exceed 75% of the capital stock subscribed and fully paid-up.

The Shareholders’ Meeting shall allocate, annually, an amount corresponding up to 1% of the net income to social assistance for Eletrobras’ employees, in accordance with plans approved by the board of executive officers, and the balance of such contribution shall not exceed 1% of the capital stock subscribed and fully paid-up.

Eletrobras shall allocate, annually, whenever predicted in the Company’s budget, amounts corresponding to, at least, 0.5% of the capital stock subscribed and fully paid-up at the end of the immediately preceding fiscal year, to be used in technological development programs.

Whenever the dividends correspond to 6% of the capital stock subscribed and fully paid-up, the Shareholders’ Meeting may determine percentages or amounts that will be distributed to the management.

On May 18, 2012, the annual shareholders’ meeting of Eletrobras approved the following income retentions: (i) R$186,628 thousand to the legal reserve; (ii) R$37,620 thousand to the projects and studies reserve; (iii) 1,881,010 thousand to the investments reserve.

In accordance with Brazilian Corporations’ Law, the Shareholders’ Meeting of Eletrobras may determine, pursuant to Management’s proposal, the retention of part of the net income for use in investments by Eletrobras.

Eletrobras’ by-laws establishes that:

The Shareholders’ Meeting shall allocate, in addition to the legal reserve, based on the annual net income: (i) 1% to the studies and project reserve, to execute studies and technical and economic feasibility studies in the electricity sector, and the balance of such reserve shall not exceed 2% of the capital stock subscribed and fully paid-up; and (ii) 50% to a investments reserve, for investments by concessionaires in the electricity sector, the balance of such reserve shall not exceed 75% of the capital stock subscribed and fully paid-up.

The Shareholders’ Meeting shall allocate, annually, an amount corresponding up to 1% of the net income to social assistance for Eletrobras’ employees, in accordance with plans approved by the board of executive officers, and the balance of such contribution shall not exceed 1% of the capital stock subscribed and fully paid-up.

Eletrobras shall allocate, annually, whenever predicted in the Company’s budget, amounts corresponding to, at least, 0.5% of the capital stock subscribed and fully paid-up at the end of the immediately preceding fiscal year, to be used in technological development programs.

Whenever the dividends correspond to 6% of the capital stock subscribed and fully paid-up, the Shareholders’ Meeting may determine percentages or amounts that will be distributed to the management.

On June 16, 2011, the annual shareholders’ meeting decided no income retentions would be made. Since the amount of accumulated losses exceeded the net income for the year, the Company has not allocated any amounts to the legal reserve.

In accordance with Brazilian Corporations’ Law, the Shareholders’ Meeting of Eletrobras may determine, pursuant to Management’s proposal, the retention of part of the net income for use in investments by Eletrobras.

Eletrobras’ by-laws establishes that:

The Shareholders’ Meeting shall allocate, in addition to the legal reserve, based on the annual net income: (i) 1% to the studies and project reserve, to execute studies and technical and economic feasibility studies in the electricity sector, and the balance of such reserve shall not exceed 2% of the capital stock subscribed and fully paid-up; and (ii) 50% to a investments reserve, for investments by concessionaires in the electricity sector, the balance of such reserve shall not exceed 75% of the capital stock subscribed and fully paid-up.

The Shareholders’ Meeting shall allocate, annually, an amount corresponding up to 1% of the net income to social assistance for Eletrobras’ employees, in accordance with plans approved by the board of executive officers, and the balance of such contribution shall not exceed 1% of the capital stock subscribed and fully paid-up.

Eletrobras shall allocate, annually, whenever predicted in the Company’s budget, amounts corresponding to, at least, 0.5% of the capital stock subscribed and fully paid-up at the end of the immediately preceding fiscal year, to be used in technological development programs.

Whenever the dividends correspond to 6% of the capital stock subscribed and fully paid-up, the Shareholders’ Meeting may determine percentages or amounts that will be distributed to the management.

On April 30, 2010, the annual shareholders’ meeting of Eletrobras approved the following income retentions: (i) R$8,526 thousand to the legal reserve; (ii) R$1,705 thousand to the projects and studies reserve; (iii) R$85,263 thousand to the investment reserve.

(b) Rules on dividends distribution

In accordance with Eletrobras’ by-laws, for each fiscal year, the distribution of dividends corresponding to not less than 25% of the net income, adjusted pursuant to the law, is mandatory.

The Company’s by-laws determine that preferred shares are entitled priority in the dividend distribution, as follows:

(i) Class A preferred shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them; and (ii) Class B preferred shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them.

Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in items (i) and (ii) above. Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend attributable to each common share.

The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted or even when there is a loss for the fiscal year, if income reserves are available.

On May 18, 2012, the annual shareholders’ meeting approved the distribution of dividends corresponding to (i) R$0.58 per common share; (ii) R$2.18 per class A preferred share; and (iii) R$1.63 per class B preferred share.

In accordance with Eletrobras’ by-laws, for each fiscal year, the distribution of dividends corresponding to not less than 25% of the net income, adjusted pursuant to the law, is mandatory.

The Company’s by-laws determine that preferred shares are entitled priority in the dividend distribution, as follows:

(i) Class A preferred shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them; and (ii) Class B preferred shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them.

Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in items (i) and (ii) above. Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend attributable to each common share.

The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted or even when there is a loss for the fiscal year, if income reserves are available.

On June 16, 2011, the annual shareholders’ meeting approved the distribution of dividends corresponding to (i) R$0.83 per common share; (ii) R$2.17 per class A preferred share; and (iii) R$1.63 per class B preferred share.

In accordance with Eletrobras’ by-laws, for each fiscal year, the distribution of dividends corresponding to not less than 25% of the net income, adjusted pursuant to the law, is mandatory.

The Company’s by-laws determine that preferred shares are entitled priority in the dividend distribution, as follows:

(i) Class A preferred shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them; and (ii) Class B preferred shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a. over the capital linked to that type and class of shares, to be equally divided among them.

Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in items (i) and (ii) above. Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend attributable to each common share.

The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted or even when there is a loss for the fiscal year, if income reserves are available.

On April 30, 2010, the annual shareholders’ meeting approved the distribution of dividends corresponding to (i) R$0.41 per common share; (ii) R$2.17 per class A preferred share; and (iii) R$1.63 per class B preferred share.

(c) Periodicity of dividend distribution	Annual	Annual	Annual
(d) Restrictions to dividends distributions

In accordance with Brazilian Corporations’ Law, 5% of the net income of Eletrobras shall be allocated primarily to the legal reserve, which shall not exceed an amount corresponding to 20% of the capital stock.

Pursuant to its by-laws, Eletrobras shall distribute, for each fiscal year, dividends corresponding to not less than 25% of the net income, as adjusted pursuant to the Brazilian Corporations’ Law, provided that the minimum distribution class A and B preferred shares are entitled, of 8% and 6%, respectively, over the capital linked to that type and class of shares is complied with.

Net income may be capitalized, used to offset losses or retained, as provided for in Brazilian Corporation’s Law, and may not be distributed as dividends. Eletrobras may not distribute dividends to shareholders when management recommends, and the shareholders’ meeting approves, such payment is unadvisable considering the financial situation of the Company.

In accordance with Brazilian Corporations’ Law, 5% of the net income of Eletrobras shall be allocated primarily to the legal reserve, which shall not exceed an amount corresponding to 20% of the capital stock.

Pursuant to its by-laws, Eletrobras shall distribute, for each fiscal year, dividends corresponding to not less than 25% of the net income, as adjusted pursuant to the Brazilian Corporations’ Law, provided that the minimum distribution class A and B preferred shares are entitled, of 8% and 6%, respectively, over the capital linked to that type and class of shares is complied with.

Net income may be capitalized, used to offset losses or retained, as provided for in Brazilian Corporation’s Law, and may not be distributed as dividends. Eletrobras may not distribute dividends to shareholders when management recommends, and the shareholders’ meeting approves, such payment is unadvisable considering the financial situation of the Company.

In accordance with Brazilian Corporations’ Law, 5% of the net income of Eletrobras shall be allocated primarily to the legal reserve, which shall not exceed an amount corresponding to 20% of the capital stock.

Pursuant to its by-laws, Eletrobras shall distribute, for each fiscal year, dividends corresponding to not less than 25% of the net income, as adjusted pursuant to the Brazilian Corporations’ Law, provided that the minimum distribution class A and B preferred shares are entitled, of 8% and 6%, respectively, over the capital linked to that type and class of shares is complied with.

Net income may be capitalized, used to offset losses or retained, as provided for in Brazilian Corporation’s Law, and may not be distributed as dividends. Eletrobras may not distribute dividends to shareholders when management recommends, and the shareholders’ meeting approves, such payment is unadvisable considering the financial situation of the Company.

Other restrictions to dividend distribution, imposed by Law or regulation applicable to the issuer, or by contracts, judicial, administrative or arbitral decisions

There are no other restrictions to dividend distribution, imposed by Law or regulation applicable to the issuer, or by contracts, judicial, administrative or arbitral decisions.

3.5 –  Dividend distribution and net income retention

(Reais)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Net income	3,732,565,000.00	2,247,913,000.00	911,467,000.00
Dividend distributed in comparison to the total adjusted net income	47.49998995	49.9989776	81.3524390
Return rate in relation to the issuer’s shareholders’ equity	48.34783400	31.87154300	11.97852040
Total dividends distributed	1,772,968,162.93	1,123,956,251.42	741,509,175.70
Retained net income	2,090,235,000.00	0.00	95,494,000.00
Approval date of retention	05/18/2012	06/16/2011	05/18/2010

Year ended 12/31/2011
Interest on Shareholders’ Equity		Amount (R$)	Payment date
Preferred	Preferred Class A	320,029.46	05/29/2012
Preferred	Preferred Class B	433,642,229.08	05/29/2012
Common		1,339,005,904.39	05/29/2012
Total		1,772,968,162.93	05/29/2012

Year ended 12/31/2010
Interest on Shareholders’ Equity		Amount (R$)	Payment date
Preferred	Preferred Class A	319,410.60	06/29/2011
Preferred	Preferred Class B	370,435,382.27	06/29/2011
Common		753,201,458.55	06/29/2011
Total		1,123,956,251.42

Year ended 12/31/2009
Interest on Shareholders’ Equity		Amount (R$)	Payment date
Preferred	Preferred Class A	319,000.44	05/18/2010
Preferred	Preferred Class B	370,435,381.97	05/18/2010
Common		370,754,793.29	05/18/2010
Total		741,509,175.70

3.6 – Dividend declaration based on retained income or reserves

Payment for Undistributed Dividends:

The Board of Directors of Eletrobras has decided, in January, 2010, to distribute the outstanding balance of the Special Reserve of Undistributed Dividends, in four annual installments, beginning in the 2010 fiscal year.

Based on this decision and on the cash position as of 2009, the total amount of R$10.3 billion, corresponding to undistributed dividends for the years 1979, 1980, 1981, 1982, 1983, 1984, 1989, 1996 and 1998, recorded under shareholders’ equity, were reclassified to liabilities. Individuals and entities that were shareholders as of January 29, 2010, are entitled to the distribution.

Pursuant to Eletrobras’ by-laws, such credits will be entitled to compensation in accordance with the variation of the SELIC rate, until the actual payment date of each installment, and income tax will be applied to such payments, in accordance with law.

The amount of R$2.6 billion, corresponding to the first installment, was paid on February 26, 2010, and the second installment, due in 2011, totaling R$2.8 billion, was paid on June 15, 2011. The outstanding balance, of R$6.3 billion, is recorded as a liability, out of which R$3.1 billion are recorded under current liabilities (corresponding to the amount due in 2012) and the remaining, totaling R$3.2 billion, was recorded under non-current liabilities (corresponding to the amount due in 2013).

The outstanding balance recorded under current liabilities include also an amount of R$109 million (R$167 million and R$219 million as of December 31, 2010 and 2009, respectively) related to dividends distributed but not claimed by shareholders for the years 2009 and 2010. Dividends distributed and not claimed for the years 2008 and precedent years are forfeited.

Dividends declared based on retained income or reserves established on preceding years

Dividends related to 1979 through 1984, 1989, 1996 and 1998 declared based on Special Reserve of Undistributed Dividends.
Retained dividends (1st installment)		Amount (R$)	Dividend Payment (date)
Preferred	Preferred Class A	533,887.29	02/29/2010
Preferred	Preferred Class B	10,423,779.07	02/29/2010
Common		2,586,510,807.39	02/29/2010
Total		2,597,468,473.75

Dividends related to 1979 through 1984, 1989, 1996 and 1998 declared based on Special Reserve of Undistributed Dividends.
Retained dividends (2nd installment)		Amount (R$)	Dividend Payment (date)
Preferred	Preferred Class A	607,954.06	06/15/2011
Preferred	Preferred Class B	11,869,881.40	06/15/2011
Common		2,945,351,770.92	06/15/2011
Total		2,957,829,606.38

Note: the 3rd installment will be paid on 2012, although the payment date is yet to be defined.

3.7 –  Indebtedness Level

Year ended	Total Indebtedness	Index type	Index amount	Description and reasoning for the use of other index
12/31/2011	85,940,110,000.00	Indebtedness level	1.11318041

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3.8 –  Obligations divided by nature and maturity date

Year ended (12/31/2011)
Type of debt	Less than one year	One to three years	Three to five years	More than Five years	Total
Unsecured debt	26,124,809,000	25,694,614,000	2,181,161,000	31,939,526,000	85,940,110,000
Total	26,124,809,000	25,694,614,000	2,181,161,000	31,939,526,000	85,940,110,000

Note: Information herein refer to the consolidated financial information of Eletrobras. The total amount corresponds to the sum of the current and non-current liabilities of Eletrobras. For purposes of this item of the Reference Form, the total amount of the non-current liabilities, subtracted the amounts related to loans and financings, was allocated in the column “one to three years”, and the amount corresponding to loans and financings was allocated pursuant to its maturity date.

3.9 – Other material information

In addition to the information provided under item 3.8 above, the table below contains the long term part of loans and financings of Eletrobras per maturity date, in US dollars:

US$ thousand

	2013	2014	2015	2016	2017	After 2017	Total
Consolidated	577,571	643,521	1,064,687	585,172	577,618	17,027,149	20,475,718

4.1 – Description of Risk Factors

a) Risks related to Eletrobras

Some of Eletrobras’ concessions are due to expire in 2015 and renewal of these concessions is not guaranteed; if Eletrobras is unable to renew those concessions its results of operations would be materially adversely affected.

Eletrobras carries out its generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through the Agência Nacional de Energia Elétrica - ANEEL. These concessions range in duration from 20 to 35 years. On May 10, 2011, ANEEL dismissed the Company’s request for extension of the concession period for its Xingó plant. The Company’s concession agreements with the earliest expiration dates are due to expire in 2015 and have already been renewed once, with the exception of the concession agreement for Corumbá I, which expires in November 2014 and has not been previously renewed. Our concession agreement for Itumbiara, which expires in February 2020, and Corumbá I have contractual provisions allowing renewal of the concession since they have not been previously renewed. Our controlled subsidiary Eletrobras Furnas requested the renewal for a period of twenty-nine years of Serra da Mesa three years ago in accordance with the timeframe established by law. ANEEL has completed its review of this process and, as a result of the Ordinary Public Meeting of the Board of Executive Officers, held on February 15, 2011, has issued a recommendation to the MME in favor of the renewal of the Serra da Mesa concession for a period of 29 years. As of the date of this report, the process is under analysis by the MME, and Furnas shall wait its results, when a new concession agreement shall be executed. In our generation business, concessions expiring in 2015 or before represent approximately 31% of the total installed capacity of Eletrobras as of December 31, 2011, and 87% and 38% of the installed capacity of our subsidiaries Eletrobras Chesf and Eletrobras Furnas, respectively. Presently, the law only permits concessions to be renewed once. If the law is not amended, Eletrobras would be unable to renew certain concessions and would have to take part in auctions for these concessions again. If Eletrobras is unable to renew any of its concessions and is unable to successfully bid for the concessions in any of the auctions for these concessions, it would lose the business derived from these concessions, which would adversely affect its financial condition and results of operations. In addition, it cannot be assured that the concessions, if renewed, will establish less favorable conditions for Eletrobras and/or its subsidiaries, which could also adversely affect its business and results of operations.

Eletrobras is subject to rules limiting borrowing by public sector companies and may not be able to obtain sufficient funds to complete its proposed capital expenditure programs.

The current budget of Eletrobras anticipates capital expenditures of approximately R$13.3 billion in 2012. Eletrobras cannot assure you that it will be able to finance the proposed capital expenditure programs from either cash flow or external resources. Moreover, as a state controlled company, Eletrobras is subject to certain rules limiting its indebtedness and investments and must submit its proposed annual budgets, including estimates of the amounts of financing requirements and sources of financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if the operations of Eletrobras do not fall within the parameters and conditions established by such rules and the Brazilian Government, the Company may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds. If Eletrobras is unable to obtain such funds, its ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of its growth strategy, particularly large scale projects such as the construction of the new nuclear plant, Angra III, the development of the Belo Monte hydroelectric complex and the continuing construction of the Jirau and Santo Antônio hydroelectric plants.

Eletrobras owns a number of subsidiaries whose performance significantly influences its results.

Eletrobras conducts its business mainly through its operating subsidiaries, including Eletrobras Eletronorte, Eletrobras CGTEE, Eletrobras Eletronuclear, Eletrobras Chesf, Eletrobras Furnas and Eletrobras Eletrosul and through Itaipu. The Company’s ability to meet its financial obligations is therefore related in part to the cash flow and earnings of those subsidiaries and the distribution or other transfer of those earnings to Eletrobras in the form of dividends, loans or other advances and payment. Some of these subsidiaries are, or may in the future be, subject to loan agreements that require that any indebtedness of these subsidiaries to the Company be subordinate to the indebtedness under those loan agreements. The subsidiaries are separate legal entities. Any right Eletrobras may have to receive assets of any subsidiary or other payments upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that Eletrobras is a creditor of that subsidiary, in which case its claims would still be subordinated to any security interest in the assets of that subsidiary and indebtedness of that subsidiary senior to that held by us.

The amounts Eletrobras receives from the Fuel Consumption Account may decrease.

The Brazilian Government introduced the Fuel Consumption Account (“CCC Account”), in 1973. The purpose of the CCC Account is to generate financial reserves payable to distribution companies and some generation companies (all of which must make annual contributions to the CCC Account) to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions. Although the Brazilian Government has announced that the CCC Account is to be gradually phased out, Eletrobras (together with other companies in our industry) continues to receive reimbursements from that account. In recent periods, the amounts Eletrobras have received as reimbursements from the CCC Account have exceeded its contributions to that account. However, the Company cannot assure you that it will continue to receive reimbursements from the CCC Account (in amounts that exceed its contributions or at all), and any decrease in the amounts we receive may materially adversely affect the Company’s financial condition and results of operations.

If any of the assets of Eletrobras were deemed assets dedicated to providing an essential public service, they would not be available for liquidation in the event of our bankruptcy and could not be subject to attachment to secure a judgment.

On February 9, 2005, the Brazilian Government enacted Law n. 11,101 (“New Bankruptcy Law”). The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies (such as Eletrobras). However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly, it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to Eletrobras.

Eletrobras believes that a substantial portion of its assets, including its generation assets, transmission network and limited distribution network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation in the event of bankruptcy of Eletrobras or available for attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and the terms of our concession agreements. Although the Brazilian Government would in such circumstances be under an obligation to compensate Eletrobras in respect of the reversion of these assets, the Company cannot assure you that the level of compensation received would be equal to the market value of the assets and, accordingly, its financial condition and results of operations may be affected.

The financial situation of Eletrobras may be affected as a result of pending litigation and administrative proceedings involving Eletrobras and its subsidiaries.

Eletrobras is a party to numerous legal proceedings relating to civil, administrative, tax, labor, environmental and regulatory claims. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against Eletrobras. Eletrobras has established provisions for all amounts in dispute that represent a probable loss in the view of its legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2011, Eletrobras provisioned a total aggregate amount of approximately R$4,892 million in respect of the legal proceedings to which it is a party, of which R$374 million were related to tax claims, R$3,360 million were related to civil claims and R$854 million were related to labor claims.

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In the event that claims involving a material amount and for which Eletrobras has no provisions were to be decided against it, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on the financial condition and results of operations of Eletrobras. In addition, the Company’s management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on Eletrobras’ core business. Depending on the outcome, certain litigation could result in restrictions in the Company’s operations and have a material adverse effect on certain of its businesses.

The insurance coverage of Eletrobras may be insufficient to cover potential losses.

The business conducted by Eletrobras is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena. Additionally, Eletrobras and its subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation, transmission and distribution services.

The insurance hired by Eletrobras covers only part of the losses that it may incur. The Company maintain insurance in amounts that it believes to be adequate to cover damages to its plants caused by fire, general third-party liability for accidents and operational risks. If Eletrobras is unable to renew its insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed the insurance limits, Eletrobras could be subject to significant unexpected additional losses.

Judgment may not be enforceable against directors or officers of Eletrobras.

All of the Company’s directors and officers named in this report reside in Brazil. Eletrobras, its directors and officers and its Fiscal Council members, have not agreed to accept service of process in the United States. Substantially all of the Company’s assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, attach their assets, or enforce against them or Eletrobras in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of other jurisdictions.

Eletrobras does not have an established history of preparing IFRS financial statements and it lacks in-depth internal expertise on IFRS.

Historically, the Company’s financial statements have been prepared in accordance with accounting practices adopted in Brazil and in accordance with U.S. GAAP for the purposes of its Form 20-F filing, the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (or Brazilian Institute of Independent Accountants) and the standards and procedures of the CVM. Eletrobras does not have IFRS financial data for any period prior to the year ended December 31, 2009.

As a result, Eletrobras currently lacks in-depth internal expertise with IFRS. As of the date of this annual report, Eletrobras uses a third party consultancy firm to assist in preparing IFRS financial statements. If the Company is unable to develop this expertise internally or through external hires, it may face challenges in certain areas such as making the assessments required by IFRS in consolidating the results of its operating subsidiaries. If Eletrobras is unable to train, hire and retain the appropriate personnel, its ability to prepare IFRS financial statements in a consistent and timely manner might be jeopardized.

If Eletrobras is unable to remedy the material weaknesses in its internal controls, the reliability of its financial reporting and the preparation of its financial statements may be materially adversely affected.

Pursuant to SEC regulations, the management of Eletrobras, including its Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Company’s disclosure controls and procedures, including the effectiveness of its internal control over financial reporting. The internal controls over financial reporting of Eletrobras are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a result of management’s evaluation of the effectiveness of the Company’s disclosure, controls and procedures in 2011, management determined that these controls and procedures were not effective due to material weaknesses in internal controls over financial reporting. These material weaknesses included lack of design and maintenance of effective operating controls over:

•         financial reporting based criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, including: internal control deficiencies not remedied in a timely manner; lack of adequately defined responsibility with respect to the Company’s internal controls over financial reporting and the necessary lines of communication; lack of adequate performance of an assessment to ensure effectively defined and implemented controls to prevent and detect material misstatements to the Company’s financial statements; lack of adequate design and maintenance of effective information technology policies, including those related to segregation of duties, security and access (grant and monitor) to the Company’s financial application programs and data;

•         completeness and accuracy of period-end financial reporting, specifically relating to the recording of recurring and non-recurring journal entries;

•         the completeness and accuracy of information regarding judicial deposits and lawsuits, including periodic reviews and updates of this information, including updates of expected losses for accrual purposes;

•         the completeness and accuracy and the review and monitoring of post-retirement benefit plans (pension plans) sponsored by Eletrobras, including the failure to perform a detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as cash flows from contribution payments;

•         accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of these acquisitions;

•         the completeness, accuracy, validity and valuation of the purchase of and payments for goods and services due to changes related to the implementation of new software;

•         the completeness and accuracy of changes in transmission services accounts receivable associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida);

•         the appropriate review and monitoring related to the preparation of the Company’s IFRS financial statements and disclosures, including lack of internal accounting staff with adequate knowledge of IFRS to supervise and review the accounting process; and

•         the accuracy over the identification of the amounts of repayments for subsidy related to the Fuel Consumption Account (CCC).

In response to these findings by management, Eletrobras has begun to implement steps to remedy each of these material weaknesses. In the event the Company is unable to remedy these material weaknesses, the reliability of its financial reporting and the preparation of its financial statements may be materially adversely affected, which may materially adversely affect Eletrobras and its reputation.

b) Risks related to the controlling shareholder, direct or indirect, or control group of Eletrobras

Eletrobras is controlled by the Brazilian Government, the current policies and priorities of which directly affect its operations and may conflict with interests of our investors.

The Brazilian Government, as the Company’s controlling shareholder, has pursued (and may continue to pursue) some of its macroeconomic and social objectives through Eletrobras using principally Brazilian Government funds, which the Company administer. These funds are the RGR Fund, the CCC Account and the CDE Account.

The Brazilian Government also has the power to appoint eight out of the 10 members of the Company’s Conselho de Administração (or Board of Directors) and, through them, a majority of the executive officers responsible for day-to-day management. Additionally, the Brazilian Government currently holds the majority of the Company’s voting shares. Consequently, the Brazilian Government has the majority of votes at the shareholders’ meetings of Eletrobras, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of subsidiaries of Eletrobras; (ii) increase of our capital stock through subscription of new shares; (iii) our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of shares issued by Eletrobras or other securities; and (vii) the redemption of different classes of shares issued by Eletrobras, independent from approval by holders of the shares and classes that are subject to redemption.

The Company’s operations impact the commercial, industrial and social development promoted by the Brazilian Government. The Brazilian Government has in the past and may in the future require Eletrobras to make investments, incur costs or engage in transactions (which may include, for example, requiring the Company to make acquisitions) that may not be consistent with its objective of maximizing the Company’s profits.

c) Risks related to shareholders/shares of Eletrobras

Eletrobras may distribute reduced dividends in case its net income does not reach certain levels.

The Company’s by-laws set forth that, for each fiscal year, the distribution of dividends corresponding to not less than 25% of the net income, as adjusted pursuant to law, is mandatory. The by-laws establish also that the preferred shares of Eletrobras will be entitled priority over the common shares in the distribution of fixed dividends, at annual rates of 8% for the class “A” shares (subscribed until June 23, 1969) and 6% for the class “B” preferred shares (subscribed starting from June 24, 1969), calculated based on the capital linked to that type and class of shares The minimum priority dividends of preferred shares shall be distributed whenever a net income is posted or even when there is a loss for the fiscal year, if income reserves are available. As a result, holders of common shares issued by Eletrobras may receive reduced dividends or no dividends at all, if the net income or income reserves are insufficient to cover the minimum priority dividends owed to the preferred shares holders.

The preferred shares of Eletrobras have extremely limited voting rights.

Pursuant to law and the Company’s by-laws, the holders of preferred shares have no voting rights on shareholders’ meetings, except under specific circumstances. As a result, preferred shares holders shall not vote, among other occasions, in corporate transactions, including mergers or incorporation. The Company’s main shareholder, which holds the majority of the voting common shares and that controls Eletrobras, has the power to pass corporate resolutions with no need of approval by the preferred shares holders. Therefore, the investment preferred shares is not adequate for those who consider voting rights as an important factor for the investment decision.

If Eletrobras issues new shares or if shareholders sell stock in the future, the market price of the shares may decrease.

The issuance by Eletrobras or the sale of a substantial amount of shares, or the perception that such sale of substantial amount of shares may occur, may decrease the market price of common and preferred shares of Eletrobras, as a result of dilution or excess of supply over demand. Such issuances or sales may also result in increased difficulty for future share issuances, in a date and for a price considered appropriate by Eletrobras, and may also cause the sale of shares by its holders, for the price paid or for any price, to be more difficult.

Events and risk perception in other countries, mainly the United States and emerging countries, may negatively affect the market price of Brazilian securities, including the shares issued by Eletrobras

The market price for securities issued by Brazilian companies is influenced, in different levels, by the economic and market conditions of other countries, including Latin American countries and emerging countries. Although the economic situation of these countries may be significantly different of the Brazilian situation, investors’ reaction to the events in these other countries may cause an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging countries may result in reduced investors’ interest in securities of Brazilian issuers, including the securities issued by Eletrobras, what could adversely affect the market price of the shares issued by Eletrobras, and the ability to access the capital markets and obtain financing on terms acceptable to Eletrobras in the future.

The Brazilian economy is also affected by international economic and market conditions generally, mainly those is the United States. The stock prices in BM&FBOVESPA, for example, have been historically sensitive to fluctuations of the interest rates in the United States, and to fluctuations of the American main stock indexes.

d) Risks related to controlled and affiliated companies to Eletrobras

Eletrobras may be liable for damages if there is a nuclear accident involving its subsidiary Eletrobras Eletronuclear (“Eletronuclear”).

The subsidiary Eletrobras Eletronuclear, as an operator of two nuclear power plants (a third one is currently under construction), may be considered liable under Brazilian law for damages in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (“Vienna Convention”) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletrobras Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for damages in the event of a nuclear accident (except as covered by insurance) for unlimited amounts, subject to limits eventually imposed by each jurisdiction that adopted the Convention (no limits were set forth by Brazil). Eletrobras Eletronuclear is regulated by several federal and state agencies. As of December 31, 2011, Eletrobras Eletronuclear’s Angra I and Angra II plants were insured for an aggregate amount of U.S.$307 million in the event of a nuclear accident. In addition to the liability for damages in the event of a nuclear accident, Eletrobras Eletronuclear has acquired insurance to cover operational risks due to potential equipment failure, in the amount of U.S.$426 million for each unit. Eletrobras cannot assure that this coverage will be sufficient in the event of a nuclear accident. Accordingly, any nuclear accident may have a material adverse effect on the Company’s financial condition and results of operations.

The incident at the Fukushima Dai-ichi Nuclear Power Plant in Japan in March 2011 and Germany’s subsequent announcement in May 2011 that it will no longer rely on nuclear power by the year 2022 could lead to more stringent safety regulations of nuclear power plants and a trend toward reliance on non-nuclear power. If global public sentiment continues to favor tougher regulations for nuclear power or a trend towards non-nuclear power, the Company’s ability to finance and profitably expand our nuclear power operations could be materially adversely affected.

The distribution companies of Eletrobras operate under challenging market conditions and historically, in the aggregate, have incurred losses.

Eletrobras’ distribution activities are carried out in the northern and northeastern regions of Brazil, representing 8.36% of its consolidated net revenue as of December 31, 2011. The northern and northeastern regions of Brazil are the poorest regions in the country, and the distribution subsidiaries incur significant commercial losses due to illegal connections, as well as relatively high levels of default by consumers in those regions. Historically, in the aggregate, the distribution subsidiaries have incurred losses which have adversely affected the Company’s consolidated results of operations. Eletrobras cannot be certain that measures taken to remedy this situation will succeed, and that the losses suffered by the distribution subsidiaries will be substantially reduced. Eletrobras also cannot be certain that the conditions in the market where theses subsidiaries operate will not deteriorate even further. Accordingly, the distribution subsidiaries may incur in losses, which could continue to adversely affect the financial condition and results of operations of Eletrobras.

In addition, the tariffs charged by Eletrobras for sales of electricity to customers are determined by ANEEL pursuant to concession agreements and to Brazilian law, which establish mechanisms that permit adjustment periodically. ANEEL determines the level of any adjustment by analyzing the costs of each distribution company and their weighted average cost of capital, or WACC. The third tariff review cycle for energy distribution companies resulted in a WACC of 7.5%. Given that the macroeconomic indicators of Brazil have improved in the recent past, the new WACC could lead to lower energy costs while other costs remain stable. Therefore, the electrical power distribution subsidiaries may incur losses, and may continue to adversely affect the Company’s financial condition and results of its operations.

e) Risks related to suppliers of Eletrobras

Eletrobras does not have alternative supply sources for the key raw materials that its thermal and nuclear plants use.

The thermal plants held by Eletrobras operate on coal and/or oil and its nuclear plants operate on processed uranium. In each case, Eletrobras is entirely dependent on third parties for the provision of these raw materials. In the event that supplies of these raw materials become unavailable for any reason, Eletrobras does not have alternative supply sources and, therefore, the ability of its thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect the Company’s financial condition and results of operations.

f) Risks related to the industry on which Eletrobras operates

Eletrobras is affected by hydrological conditions and its results of operations could be affected.

Hydrological conditions could adversely affect Eletrobras’ operations. For example, hydrological conditions that result in a low supply of electricity in Brazil could cause the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. The most recent period of extremely low rainfall in a large portion of Brazil was in the years immediately prior to 2001, and as a result, the Brazilian Government instituted a program to reduce electricity consumption from June 1, 2001 to February 28, 2002. A recurrence of unfavorable hydrological conditions that result in a reduced supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption. It is possible that prolonged periods of rain scarcity could adversely affect the Company’s financial condition and the results of operations in the future. The Company’s generation capacity could also be affected by events such as floods which might damage its installations, which may, in turn, materially adversely affect its financial condition and results of operations.

Construction, expansion and operation of electricity generation, transmission and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involve many risks, including:

  the inability to obtain required governmental permits and approvals;

  the unavailability of equipment;

  supply interruptions;

  work stoppages;

  labor unrest;

  social unrest;

  interruptions by weather and hydrological conditions;

  unforeseen engineering and environmental problems;

  increases in electricity losses, including technical and commercial losses;

  construction and operational delays, or unanticipated cost overruns; and

  the unavailability of adequate funding.

For example, the Company experienced work stoppages during the construction of our Jirau, Santo Antônio and Belo Monte hydroelectric plants. Eletrobras does not have insurance coverage for some of these risks, particularly for those related to weather conditions. If Eletrobras experiences any of these or other unforeseen risks, it may not be able to generate, transmit and distribute electricity in amounts consistent with its projections, which may have a material adverse effect on its financial condition and results of operations.

Eletrobras is strictly liable for any damages resulting from inadequate supply of electricity to distribution companies, and its contracted insurance policies may not fully cover such damages.

Under Brazilian law, Eletrobras is strictly liable for direct and indirect damages resulting from the inadequate supply of electricity to distribution companies, such as abrupt interruptions or disturbances arising from the generation, distribution or transmission systems. Accordingly, the Company may be held liable for such damages even if it was not at fault. As a result of the inherent uncertainty involved in these matters, Eletrobras does not maintain any provisions in relation to potential damage, and these interruptions or disturbances may not be covered by its insurance policies or may exceed the coverage limits of such policies, which could result in significant additional costs to Eletrobras and may adversely affect its financial condition and results of operations.

g) Risks related to industry regulation

Possibility that Law n. 10,848, of March 15, 2004, as amended (“Electricity Regulatory Law”) is considered unconstitutional by the Brazilian Supreme Court.

In 2004, the Brazilian Government enacted the Electricity Regulatory Law, a piece of legislation that provides the framework for regulation of the electricity sector in Brazil. Among other changes, the new legislation (i) modifies the rules regarding the purchase and sale of electric power between generation companies and distribution companies; (ii) established new rules for the auction of generation companies; (iii) created the Electric Power Commercialization Chamber (Câmara de Comercialização de Energia Elétrica, or “CCEE”) and new divisional bodies; and (iv) modified the responsibilities of the Brazilian Ministry of Mines and Energy and ANEEL. Eletrobras has aligned its business within this framework. However, the constitutionality of the Electricity Regulatory Law is being challenged in the Brazilian Supreme Court. The Supreme Court has not yet issued a final ruling in this case although it recently agreed to deny a request to suspend the effectiveness of the Electricity Regulatory Law while the challenge is pending. If the Supreme Court were to hold that the Electricity Regulatory Law is unconstitutional, this would result in significant uncertainty in Brazil as to the appropriate regulatory framework for the electricity sector, which could materially adversely affect the operation of the Company’s business. Moreover, Eletrobras has no way of predicting the terms of any alternative framework for the regulation of electricity in Brazil, and would likely face costs in re-aligning its business to meet the requirements of any such framework, which would materially adversely affect the Company’s financial condition and results of operations.

Eletrobras could be penalized by ANEEL for failing to comply with the terms of its concession agreements and may not recover the full value of its investment in the event that any of the concession agreements are terminated.

Eletrobras carries out its generation, transmission and distribution activities in accordance with concession agreements executed with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on Eletrobras in the event that the Company fails to comply with any provision of its concession agreements. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two percent of the gross revenues in the fiscal year immediately preceding the assessment), restrictions on the Company’s operations, intervention or termination of the concession. For example, on May 22, 2010, the subsidiary Eletrobras Furnas received a R$53.7 million fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá (SP) and Ivaiporã (PR) substations that led to power outages and disruption in generation on November 10, 2009. ANEEL may also terminate the concessions prior to their due date in the event that Eletrobras fails to comply with their provisions, is declared bankrupt or is dissolved, or in the event that ANEEL determines that such termination would serve the public interest.

Eletrobras cannot assure you that the Company will not be penalized by ANEEL for a future breach of its concession agreements or that its concessions will not be terminated in the future. In the event that ANEEL were to terminate any of the concessions held by Eletrobras before their expiration date, it shall not operate such concession and will be entitled compensation for the termination. However, such compensation may not be sufficient for Eletrobras to recover the full value of its investment and, accordingly, could have a material adverse effect on the Company’s financial condition and results of operations.

The generation, transmission and distribution activities carried out by Eletrobras are regulated and supervised by the Brazilian Government, and its business could be adversely affected by any regulatory changes.

According to Brazilian law, ANEEL has the authority to regulate and supervise the generation, transmission and distribution activities of electrical energy concessionaries, such as Eletrobras and its subsidiaries, including in relation to investments, additional expenses, tariffs and the passing of costs to customers, among other matters. Regulatory changes in the electrical energy sector are hard to predict and may have a material adverse impact on the financial condition and results of operations of the Company and of its subsidiaries.

Concessions may be terminated early through expropriation and/or forfeiture. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL or the Brazilian Ministry of Mines and Energy conducts an administrative procedure and declares that the concessionaire (a) did not provide proper service for more than 30 consecutive days and did not present any acceptable alternative to ANEEL or to ONS, or failed to comply with the applicable law or regulation; (b) lost the technical, financial or economic conditions necessary to provide the service properly; and/or (c) did not comply with the fines charged by the granting authority.

Penalties are set forth in ANEEL Resolution n. 63, of May 12, 2004, and include warnings, substantial fines (in certain cases up to 2.0% of the revenue for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

Eletrobras may contest any expropriation or forfeiture and will be entitled to receive compensation for the investments in expropriated assets that have not been fully amortized or depreciated. However, the indemnity payments may not be sufficient to fully recover the Company’s investments, which could materially adversely affect its financial condition and results of operations.

Eletrobras is subject to strict safety, health and environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

The Company’s operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require Eletrobras to obtain environmental licenses for the construction of new facilities or the installation and operation of new equipment required for its business. The rules are complex and may change over time, making the Company’s ability to comply with the applicable requirements more difficult or even impossible, thereby precluding our continuing or future generation, transmission and distribution operations. There is trend towards increasing health and safety requirements in the Company’s industry. Moreover, private individuals, non-governmental organizations and the public have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process. In addition, Brazilian Government agencies could take enforcement action against Eletrobras for any failure to comply with applicable laws. Such enforcement action could include, among other things, the imposition of fines, revocation of licenses and suspension of operations. Such failures may also result in criminal liability, irrespective of the Company’s strict liability to perform environmental remediation and to indemnify third parties for environmental damage. Eletrobras cannot accurately predict the effect that compliance with enhanced environmental, health or safety regulations may have on its business. If the Company does not secure the appropriate permits, its growth strategy will be significantly adversely affected.

Environmental regulations require Eletrobras to perform environmental impact studies on future projects and obtain regulatory permits.

Eletrobras must conduct environmental impact studies and obtain regulatory permits for its current and future projects. The Company cannot assure you that these environmental impact studies will be approved by the Brazilian Government, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect the Company’s operations or plans for the projects in which it has an investment. Eletrobras believes that concern for environmental protection is an increasing trend in its industry. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could materially adversely affect the Company’s results of operations and its financial condition by delaying the implementation of electricity projects, increasing the costs of expansion, or subjecting Eletrobras to regulatory fines for non-compliance with environmental regulations.

4.2 – Comments about expected changes to the risk factors exposure

Eletrobras constantly monitors the risks associated to its business that may adversely impact its operations and results of operations, including changes to the macroeconomic scene and industry regulation that may influence its activities, analyzing price and economic activity indexes, as well as offer and demand for electricity. Eletrobras manages its cash position and working capital conservatively.

Losses Control in Distribution Companies

Eletrobras is currently implementing a program aiming the reduction of the losses historically incurred by its distribution companies. In general terms, in 2010, losses incurred by the distribution companies of the Eletrobras Group decreased as a percentage of total electric power supplied. The highlights were to the companies Distribuição Rondônia and Distribuição Piauí, which posted decreases above two percentage points.

In the beginning of 2011, Eletrobras has obtained a loan before the World Bank totaling US$495 million that shall be used in the project “Energia +”, or “Eletrobras Distribution Rehabilitation Project” (as named by World Bank), which main purpose is to improve the quality of the services rendered and contribute to reaching and maintaining the economic and financial stability of the Distribution Companies of Eletrobras. The proceeds from the World Bank are being invested in the distribution companies, and several technological actions will be executed based on the measurement of consumer units which are significant for the revenues of each distribution company. Eletrobras expects that this project enables the reduction of losses and contribute to protect approximately 64% of the operating revenues of the distribution companies, aiming to reduce the risks associated to Eletrobras’ distribution business.

Construction of New Projects

Eletrobras continuously seeks the expansion of its activities through the construction of new facilities, and currently participates or implement studies related to several projects, mainly related to electricity generation and transmission.

For the generation activities, the indicative hydroelectric plants listed under the expansion demands of the Plano Decenal de Expansão de Energia 2019 (Ten-year Expansion Plan or “PDE 2019”), prepared by the EPE and the Brazilian Ministry of Mines and Energy, Eletrobras participates of studies for 16 projects totaling 15,301 MW, corresponding to 82% of the total capacity of all indicative hydroelectric plants set forth in PDE 2019. In 2011, the installed capacity of Eletrobras increased 193MW, all of which derived from clean and renewable sources (66% hydroelectric and 34% from wind or solar power).

For the transmission activities, during 2010, the companies of the Eletrobras Group took part in the three transmission auctions promoted by ANEEL, competing with international and local investors and successfully bidding for 10 of the 20 auctioned lots, totaling 519km of transmission lines, or 34% of the total offered amounts (1,511km). In 2011, whether directly or through specific purpose companies, new transmission lines became operational, representing an increase of 527km in comparison to 2010.

International Expansion

Historically, Eletrobras has focused its activities in the Brazilian market. However, in order to reach sustainable growth, Eletrobras explores certain opportunities in international electricity markets and selectively identifies growth opportunities in these electric power markets. The Company’s international expansion will target primarily the segments which Eletrobras has improved expertise: hydroelectric generation and transmission. Although Eletrobras is not subject to risks related to foreign countries, if the international projects currently under analysis (mainly in Peru and Nicaragua) are executed, Eletrobras will be subject to risks inherent to those countries where such projects are developed.

4.3 – Material legal and administrative proceedings, arbitrations, not subject to confidentiality

Eletrobras and its subsidiaries are parties to certain judicial and administrative proceedings with respect to tax, labor and civil matters, as described below.

The proceedings listed herein were selected principally based on the possibility to represent a significant impact to the assets, financial capacity or businesses of Eletrobras, in such a way that would influence the investment decision. Additionally, institutional risks related to the association of certain misconducts to the Company, or the legal risks associated with the judicial discussion of taxes, were also considered.

As of December 31, 2011, the Company established provisions for the legal obligations in relation to legal proceedings as follows, divided by type:

(thousands of Reais)	INDIVIDUAL		CONSOLIDATED
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
CURRENT
Labor	-	-	67,544	80,355
Tax	-	-	76,477	105,013
Civil	-	-	95,169	63,368
Others	-	-	1,000	8,844
	-	-	240,190	257,580
NON CURRENT
Labor	4,294	6,130	786,040	814,248
Tax	-	-	297,721	177,294
Civil	1,442,104	1,284,437	3,265,014	2,672,024
Others	-	-	303,401	237,723
	1,446,397	1,290,567	4,652,176	3,901,289

	1,446,397	1,290,567	4,892,366	4,158,869

The Company’s Management adopts the procedure of classifying the lawsuits filed against the Company by risk of loss based on the opinion of its legal advisors, as follows:

  provisions are recorded for the lawsuits with a probable unfavorable outcome for the Company;

  for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in the notes to the financial statements, if such information is relevant; and

  for the lawsuits with a remote unfavorable outcome for the Company, only the information that in the discretion of Management is deemed as significant for the full understanding of the financial statements is disclosed in the notes.

Therefore, in order to cover losses, provisions for contingencies are made, deemed by the Management of the Company and subsidiaries, and by their legal advisors, to be sufficient to cover losses in lawsuits, in the fiscal year ended December 31, 2011, as set forth below:

	INDIVIDUAL	CONSOLIDATED
Balance on 12/31/2010	1,290,567	4,158,869
Complement	595,301	1,117,846
Reversal	(437,892)	(233,757)
Payments	(1,579)	(150,592)
Balance on 12/31/2011	1,446,397	4,892,366

Civil Proceedings

Among all civil proceedings to which Eletrobras and its subsidiaries are parties, those considered material for the Company’s activities, and that are not subject to confidentiality, are described below:

Subsidiaries

Eletrobras Chesf

(i)

Civil Lawsuit
lawsuit n. RESP 726446/PE
a) jurisdiction	Superior Court of Justice (Superior Tribunal de Justiça – “STJ”)
b) instance	3rd instance
c) commencement date	04/26/1994
d) parties

Eletrobras Chesf (Plaintiff and counter-respondent)

Consórcio Xingó, formed by Companhia Brasileira de Projetos e  Obras – CBPO, CONSTRAN S.A. – Construções e Comércio – and Mendes Júnior Engenharia S.A. (Defendant and counter-claimant)

e) amounts, assets or rights involved	Amount claimed by Consórcio Xingó: R$1.800 billion.
f) material facts

Eletrobras Chesf is plaintiff in this legal proceeding through which it claims the partial annulment of an amendment (Factor K for analytical restatement of prices) to the agreement for the construction of the Xingó Hydroelectric Plant, executed by and between Eletrobras Chesf and Consórcio Xingó, in addition to a refund corresponding to two times the amounts paid as “Factor K”, totaling R$350 million.

The lawsuit commenced by Eletrobras Chesf was dismissed. The counterclaim presented by the Defendant was upheld by the judge of the 12th civil district of Recife, and the decision was upheld by the 2nd chamber of the Pernambuco Appellate Court (Tribunal de Justiça de Pernambuco – “TJPE”).

Eletrobras Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, filed appeals to the STJ and to the Supreme Court, discussing certain decisions. In August 2010, the STJ upheld Eletrobras Chesf’s appeal to reduce the amount of the claim. STJ also denied the other special appeals presented by Eletrobras Chesf and upheld the decision of the TJPE which dismissed the declaratory action filed by Eletrobras Chesf and upheld the counterclaim filed by the defendants. The parties are entitled to appeal. The Defendant filed a liquidation proceeding before the 12th civil district of Recife to calculate the amount due, in case all appeals filed by Eletrobras Chesf and the Brazilian Government are dismissed.

The substitute judge of the 12th civil district of Recife decided the liquidation proceeding and fixed the amount due (R$842.500 million). Eletrobras Chesf appealed, as the decision had omissions in connection to allegations made by Eletrobras Chesf related to the expert report presented to the judge. The judge upheld the appeal and dismissed the liquidation proceeding, as the matter was still subject to a final decision by the STJ. Consórcio Xingó appealed to the TJPE. The 6th chamber of TJPE, on May 26, 2011, upheld the appeal. Eletrobras Chesf appealed. As of December 31, 2011, the STJ had yet to decide an appeal filed by Consórcio Xingó related to the amount attributed to the lawsuit and the prevailing party’s legal fees and expenses.

The 6th chamber of TJPE, on March 22, 2012, issued a decision regarding the appeals filed by all parties against the initial decision issued for the liquidation proceeding, upholding the appeal filed by Consórcio Xingó to disregard the judgment against the Consórcio for the payment of legal fees and to rule Eletrobras Chesf as the liable party for such payments. Simultaneously, TJPE upheld the appeal filed by Eletrobras Chesf and the Federal Government to exclude the incidence of “statutory interest on arrears” added to the “contractual interest on arrears,” in order to maintain in the liquidation calculation only the “contractual interest on arrears.” Chesf has also filed a motion for clarification with respect to a few points of the TJPE decision.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	R$460.887 billion

(ii)

Indemnification Claim
Lawsuit n. 20090199013048-5
a) jurisdiction	Federal Regional Court of the 1st Region (Tribunal Regional Federal da 1ª Região)
b) instance	2nd instance
c) commencement date	12/07/1993
d) parties	Estate of Aderson Moura Souza e Eliza Teixeira Moura (Plaintiff) Eletrobras Chesf (Defendant)
e) amounts, assets or rights involved	Indemnification for the indirect expropriation of 14,400 ha of lands located at Fazenda Aldeia, Santo Sé – BA.
f) material facts

A lower court decision granted relief in the form of a motion requiring Chesf to pay R$50.000 million, which corresponds to the principal amount sought by the estate, plus interest and monetary restatement.

On March 31, 2009, the lawsuit was transferred to the Federal Courts upon the intervention of the Federal Government. On June 30, 2011, Eletrobras Chesf’s appeal was granted partial relief by the Federal Regional Court of the 1st Region. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, an action for relief from judgment was filed at the Federal Regional Court of the 1st Region. On December 31, 2011, an injunction was granted, adjourning the main lawsuit.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	R$ 100.000 million

(iii)

Civil Lawsuit
Lawsuit n. 001.1999.023584-0
a) jurisdiction	5th Federal District of Pernambuco
b) instance	1st instance
c) commencement date	06/08/1999
d) parties	Consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio – and Mendes Júnior Engenharia S.A. (Plaintiffs) Eletrobras Chesf (Defendant)
e) amounts, assets or rights involved	R$51.568 million
f) material facts

Indemnification claim through which the plaintiffs argue Eletrobras Chesf should be required to pay additional financial compensation for payments in arrear on invoices related to the agreement of the Xingó hydroelectric power plant.

In this action, the plaintiffs submitted general pleadings, arguing merely the existence of a right to financial compensation and that the amounts should be determined in the liquidation of the award.

After an expert examination and further clarifications, a hearing was held in August, 2005, establishing October 17, 2005 as the deadline for presentation of final allegations.

The plea was upheld by the lower court, and Eletrobras Chesf was ordered to pay R$23.766 million to the plaintiffs (amounts restated until September, 2004). Against such decision, Eletrobras Chesf lodged an appeal to be judged by the Pernambuco Appellate Court (Tribunal de Justiça de Pernambuco – “TJPE”). The Reporting Justice of TJPE deemed the decision null and void (because issued by a judge without jurisdiction), accepted the federal government’s intervention in the case and ordered the records to be remitted to the federal court.

The lawsuit was distributed to the 5th federal district, and the judge ruled against the Federal Government on its plea to intervene in the case, ordering the lawsuit to be remitted to the State Courts. The Federal Government appealed, and judgment is still pending.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	None

(iv)

Civil Class Action
Lawsuit n. 20028500002809-6
a) jurisdiction	2nd Federal District of Aracajú/SE
b) instance	1st instance
c) commencement date	06/27/2002
d) parties	Associação Comunitária do Povoado do Cabeço e Adjacências (Plaintiff) Eletrobras Chesf, IBAMA, IMA-AL, CRA-BA, the Federal Government and Adema-SE (Defendants)
e) amounts, assets or rights involved	R$100.000 million
f) material facts

Civil class action filed against Eletrobras Chesf by the Associação Comunitária do Povoado do Cabeço e Adjacências, in the State of Sergipe, amounting R$100.000 million, aiming to obtain financial compensation for alleged environmental damages caused to fishermen in the Cabeço region, downstream from the Xingó hydroelectric power plant, derived from the construction of the plant.

After several procedural incidents, which have not affected the pleadings or the lawsuit, the lower court determined IBAMA, IMA-AL, CRA-BA and the Federal Government should be Defendants, ordering service of process upon these parties.

In the district of Brejo Grande/SE, a civil class action amounting to R$100.000 million was filed against Chesf by the Associação Comunitária do Povoado do Cabeço e Saramém on the same grounds as the claim previously mentioned.

In July, 2010, the judge ordered the inversion of the burden of proof and that the costs related to the expert opinion about the case should be born by Eletrobras Chesf, which appealed against such ruling.

In August, 2010, a decision issued by the reporting judge Francisco Barros Dias was published converting the nature of the appeal into another type of appeal and ordering that the proceeding should be sent to the lower courts. On August 03, 2010, the lower court judge of the 2nd federal district of Sergipe upheld the appealed ruling and ordered the suspension of the proceeding for 90 days

On August 09, 2010, Eletrobras Chesf filed a motion against the decision that converted the nature of the appeal, which was dismissed on September, 2010. Another appeal was filed by Eletrobras Chesf, which was dismissed on October 18, 2010.

On March 29, 2011, the lower court judge appointed a team of experts to prepare a report. On April 8, 2011, a list of its technical assistants and expert questions was filed at the court. At a hearing on November 30, 2011, the judge ordered Eletrobras Chesf to make a deposit of R$50.0 thousand available to that court to cover the court’s expert-related expenses, and the deposit was duly made. After cancelling the hearing into which the experts would be named, originally set to February 29, 2012, the lower court judge ordered the preparation of digitalized copies of the proceeding and the remittance of the digital copies to the experts, granting a 30-day deadline for examination and presentation of the expert’s fee proposal.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	None

(v)

Civil Lawsuit
Lawsuit n. 2002.34.00.026509-0
a) jurisdiction	15th Federal District of the Brazilian Federal District
b) instance	1st instance
c) commencement date	08/23/2002
d) parties	AES – Sul Distribuidora Gaúcha de Energia (Plaintiff) Eletrobras Chesf (Defendant)
e) amounts, assets or rights involved	R$110.0 million
f) material facts

Lawsuit filed by AES – Sul Distribuidora Gaúcha de Energia seeking the recording and settlement by ANEEL of market transactions related to the profit verified in light of a non-option for insurance made in December 2000.

An interlocutory decision on the appeal of AES SUL lodged against ANEEL resulted in a debt of approximately R$110.000 million with payment scheduled for November 7, 2008.

To suspend the enforceability of the debt, the following legal measures were adopted between November 03, 2008 and November 07, 2008: 1) the filing of a request to suspend the injunction at the Superior Court of Justice; 2) the filing of a writ of mandamus at the Appellate Court of the Federal District (Tribunal de Justiça do Distrito Federal - “TJDF”); 3) a motion requesting the inclusion of Eletrobras Chesf in the lawsuit as an indispensable defendant. Proceedings 2 and 3 were accepted, resulting in the reversal of the injunction and suspension of debt. Eletrobras Chesf was included in the dispute as an indispensable defendant and challenged the lawsuit. On December 31, 2011, the Regional Federal Court – 1st Region granted relief to the writ of mandamus filed by Chesf (measure 2), and AES filed a special appeal, which is being held by the Reporting Judge under advisement at the Superior Court of Justice.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	None

(vi)

Civil Class Action
Lawsuit n. 81.643-3
a) jurisdiction	Superior Court of Justice (Superior Tribunal de Justiça).
b) instance	3rd instance
c) commencement date	10/21/1996
d) parties	Public Prosecutor’s Office of the State of Pernambuco (Plaintiff) Eletrobras Chesf (Defendant)
e) amounts, assets or rights involved	R$87.000 million. Right to resettlement of the rural workers affected by the construction of UHE Itaparica.
f) material facts

A civil class action was filed by the Public Prosecutor’s Office of Pernambuco (MPPE) concerning the right to resettlement of the rural workers affected by construction of UHE Itaparica. The plaintiff alleges the non-existence, due to the illegitimacy, of the agreement entered by and between Eletrobras Chesf and the Rural Workers Union on December 6, 1986, and pleads for the difference in provisional maintenance amounts paid in the period totaling approximately R$87.000 million. The lower court judge ruled in favor of MPPE. Eletrobras Chesf filed an appeal, alleging MPPE’s illegitimacy in the procedure, which was accepted by the Pernambuco Appellate Court (Tribunal de Justiça de Pernambuco – TJPE). However, the Superior Court of Justice (Superior Tribunal de Justiça), in a decision following the special appeal filed by the plaintiff, recognized the legitimacy of MPPE and ordered the remittance of records to the TJPE. On April 19, 2010, judging the merit of Eletrobras Chesf’s appeal, the TJPE unanimously rejected the appeal. Eletrobras Chesf jointly filed a special appeal and an extraordinary appeal and corresponding interlocutory appeal. On December 31, 2011, the Superior Court of Justice granted relief to Eletrobras Chesf’s interlocutory appeal ordering the special appeal to be sent to the higher court where it is being held by the reporting judge.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	R$87.000 million

(vii)

Civil Lawsuit
Lawsuit n. 0203624-52.2005.8.17.0001
a) jurisdiction	5th Civil District of Recife/PE
b) instance	1st instance
c) commencement date	12/23/2005
d) parties	Companhia Brasileira de Petróleo Ipiranga (Plaintiff) Eletrobras Chesf (Defendant)
e) amounts, assets or rights involved

Lawsuit seeking damages totaling R$23.292 million, for failure to contract with Companhia Brasileira de Petróleo Ipiranga following the bidding process for the acquisition of fuel for the Camaçari thermoelectric power plant (BA).

f) material facts

Lawsuit seeking damages totaling R$23.292 million, for failure to contract with Companhia Brasileira de Petróleo Ipiranga following the bidding process for the acquisition of fuel for the Camaçari thermoelectric power plant (BA). Plaintiff specifically claims a loss of profits. The lower court judge ruled in favor of the Plaintiff’s claim. Subsequently, Eletrobras Chesf filed an appeal, a special appeal and another interlocutory appeal but these appeals were unsuccessful. As of December 31, 2011, the lawsuit was in the execution phase at the 5th Civil District of Recife - Pernambuco, pending examination of a challenge against execution of the court’s decision.

g) chance of loss	Probable
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	R$23.292 million

(viii)

Civil Lawsuit
Lawsuit n. 7125-2009/000434-78.2009.8.06.0115
a) jurisdiction	2nd District of Limoeiro do Norte – CE
b) instance	1st instance
c) commencement date	03/27/2009
d) parties	Carbomil Química S.A. (Plaintiff) Eletrobras Chesf (Defendant)
e) amounts, assets or rights involved	R$70.000 million
f) material facts

A declaratory judgment action was filed by Carbomil Química S.A., pleading for compensation due to the installation of an electric power transmission line in a mine area called Lajedo do Mel, located in the municipalities of Jaguaruana and Quixeré, in the state of Ceará and Baraúna, in the state of Rio Grande do Norte. The expert’s examination was conducted and subsequently, Eletrobras Chest prepared and filed a jurisdictional defense, which was rejected.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	None

Eletrobras Furnas

(ix)

Civil Lawsuit
Lawsuit n. 0090536-16.2004.8.19.0001
a) jurisdiction	46th Civil District of Rio de Janeiro
b) instance	1st instance (execution)
c) commencement date	08/03/2004
d) parties	AES Tietê S.A. (Plaintiff) Eletrobras Furnas (Defendant)
e) amounts, assets or rights involved	R$4.304 million
f) material facts

Collection suit pleading payment of the amounts corresponding to the monetary restatement calculated in accordance with the IGPM index (disclosed by FGV), between the due date of the invoices drawn by AES Tietê for payment of electricity sold to Eletrobras Furnas from September, 1999 through July, 2000, and January 30, 2003.

In addition, the Plaintiff pleaded for the incidence of interest of 1% per month and late payment fees of 5%, arguing the applicability of ANEEL Resolution n. 552, and also pleaded for the incidence of monetary restatement and interest starting as of the date service of process was served and for the payment of the legal costs corresponding to 20% of the amount due. Eletrobras Furnas made a deposit in the amount of R$51.104 million. The court released R$46.458 thousand to be withdrawn by AES. The remaining balance, R$4.304 million, is still being discussed.

g) chance of loss	Probable
h) impact in case of loss	There will be no material impact in case of loss, given that the amount under discussion is fully deposited before the court.
i) Provisions	None, since Eletrobras Furnas has fully deposited the amount under discussion.

(x)

Civil Lawsuit
Lawsuit n. 0055740-96.2004.8.19.0001
a) jurisdiction	5th Civil District of Rio de Janeiro
b) instance	1st instance (execution)
c) commencement date	08/08/2008
d) parties	Tractebel Energia S.A. (Plaintiff) Eletrobras Furnas (Defendant)
e) amounts, assets or rights involved	R$82.637 million
f) material facts

Lawsuit filed by Tractebel seeking monetary restatement of initial contracts for which invoices were paid after the due maturity dates. Currently, the proceeding is under accounting experts examination.

g) chance of loss	Probable
h) impact in case of loss	In case of loss, there will be a financial impact corresponding to the amount determined by the court.
i) Provisions	R$ 82.637 million

Labor Proceedings

Among all labor proceedings to which Eletrobras and its subsidiaries are parties, those considered material for the Company’s activities, and that are not subject to confidentiality, are described below:

Distribuição Alagoas:

(i)

Labor Lawsuit
Lawsuit n.
a) jurisdiction	2nd Labor District of Maceió
b) instance	1st instance
c) commencement date	10/03/2005
d) parties	Sindicato dos Trabalhadores nas Indústrias Urbanas no Estado de Alagoas (Plaintiff) Companhia Energética de Alagoas – Ceal (Defendant)
e) amounts, assets or rights involved	R$722.000 million
f) material facts

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Ceal who are seeking supposed salary differences in light of the implementation of the “Bresser Plan” (Decree n. 2,335/87).

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was upheld by the Regional Labor Court – 19th region as a final and unappealable decision. Upon the execution of the judgment, the judge of the 2nd labor district of Maceió understood at that time that there should not be a time limit to the reference date of the category, which would extraordinarily increase the amounts due.

Ceal and the Federal Government filed an objection to pre-execution which was rejected by lower court judge.

Ceal and the Federal Government filed an interlocutory appeal with the Regional Labor Court against the decision that rejected the objection to pre-execution. Concurrently, Ceal filed a writ of prevention to suspend execution at the Regional Labor Court. This writ is pending judgment.

The interlocutory appeal argues that the award should be restricted to the reference date of the category, as provided for by Decrees 2,284 (Articles 20 and 21), 2,334/87 (Articles 8 and 9). 2,336/87 and Article 789, Paragraph 1 of Brazilian Labor Code (CLT) and Precedent 322 of the Superior Labor Court.

The Federal Government’s Defendants’ Office argues in its interlocutory appeal that the award is unenforceable, considering that the appealed decision does not accompany the reaffirmed and settled guidance of Federal Supreme Court, supported by Articles 884, Paragraph 5 of CLT and article 741, sole paragraph, of CPC.

The lawsuit is currently in execution process to ratify the lower court’s calculations in the amount of R$722.0 million. The amounts were contested by Ceal by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date.

If the restriction to the reference date is accepted, calculations will be reduced to R$3.6 million and the amount accrued by Ceal and assessed by legal counsels as the probable loss is restricted to the reference date.

g) chance of loss	Possible
h) impact in case of loss	Eletrobras believes an unfavorable decision would not significantly impact its financial capacity, its assets or its businesses.
i) Provisions	R$3.569 million

Tax Proceedings:

Among all tax proceedings to which Eletrobras and its subsidiaries are parties, the one considered material for the Company’s activities, and that is not subject to confidentiality, is described below:

Controlada Eletronuclear

(i)

Tax Collection Proceeding
Lawsuit n. 0003767-29.2009.8.19.0001 (2009.001.004453-6)
a) jurisdiction	11th Municipal Treasury District of Rio de Janeiro
b) instance	1st instance
c) commencement date	01/08/2009
d) parties	Eletronuclear (Defendant) Municipality of Rio de Janeiro (Plaintiff)
e) amounts, assets or rights involved	R$47.504 million
f) material facts

Tax collection lawsuit commenced by the State of Rio de Janeiro in 2009, aiming to collect the value-added tax (ICMS) credit allegedly calculated over import of goods and improperly recorded by the Company, totaling R$47.504 million.

The State of Rio de Janeiro claims the credit could not be recorded because the invoices were issued based on improper transaction codes, which resulted in the annulment of the ICMS credits. Eletrobras Eletronuclear could not have used the code “direct import”, to the extent the goods were imported by Furnas and NUCLEN and, therefore, the transaction consisted of transfer of the assets from the true importing party to Eletrobras Eletronuclear.

Eletrobras Eletronuclear alleges that the assets were ordered by Furnas and NUCLEN, but when such assets cleared customs, Furnas had been spun-off and part of its assets (those related to the nuclear program) was merged into NUCLEN, which became Eletrobras Termonuclear S/A – Eletronuclear. Therefore, Eletrobras Eletronuclear is the importing party (by succession) and true taxpayer. As a result, no ICMS would be due as a result of a corporate reorganization, and the legitimate tax credits used could not be cancelled, since there was no loss to the public treasury.

The tax collection lawsuit is on its initial stage. To secure the execution, 1,027,678 shares of CTEEP were pledged. On March 16, 2010, the judge ordered the issuance of clearance certificate in accordance with article 206 of the National Tax Code, since the proceeding is secured. The next step will be the filing of a motion to suspend execution by Eletronuclear.

g) chance of loss	Possible
h) impact in case of loss	The assets that are securing the proceeding will be liquidated and converted into payment.
i) Provisions	None, since the chance of loss is considered possible, and since the judgment is secured.

4.4 – Legal and administrative proceedings and arbitrations not subject to confidentiality to which the counterparties are members of management (current or former), controlling shareholders (current or former) or investors

As of December 31, 2011, there were no legal and administrative proceedings and arbitrations not subject to confidentiality to which the counterparties are members of management (current or former), controlling shareholders (current or former) or investors of Eletrobras or its subsidiaries.

4.5 – Material legal proceedings subject to confidentiality

As of December 31, 2011, Eletrobras and its subsidiaries weren’t parties to material proceedings subject to confidentiality.

4.6 – Legal and administrative proceedings or arbitrations relating to repetitive matters, not subject to confidentiality and considered material collectively

On December 31, 2011, the tax, civil and labor lawsuits involving Eletrobras and its subsidiaries (as plaintiffs or defendants) referring to repetitive or similar matters, not subject to confidentiality and considered collectively material by Eletrobras due to the possibility to influence the investors’ investment decision, are described below:

Civil Proceedings

Eletrobras holding

(i)

Civil Lawsuits
Lawsuits claiming application of monetary adjustment criteria different from those set forth by the legislation relating to the book-entry credits of the Compulsory Loan.
a) total amount	R$5.940 billion
b) provisioned amount, if any	R$1.450 billion
c) issuer’s or subsidiary’s practices that caused the contingency

This contingency is directly related to the creation of the Compulsory Loan on Electric Power. The piece of legislation that imposed the tax determined the repayment procedures, duly observed by Eletrobras. However, taxpayers allege such repayment procedures, arguing that the monetary restatement of the credits was not fully considered.

On December 31, 2011, there were approximately 8,297 lawsuits about this matter under development in different jurisdictions and instances and the Company’s Management, supported by its legal advisors, estimates between six and eight years as the average term to resolve definitely the lawsuits in progress. Out of this total, 515 lawsuits were decided against Eletrobras and are currently subject to execution procedures, totaling R$119.1 million.

In a decision issued on August 12, 2009 regarding the Compulsory Loan credits, the Superior Court of Justice (Superior Tribunal de Justiça - STJ) partially granted the appeals filed by Eletrobras, after finding that the credits of 1st and 2nd conversions were time-barred. The Selic rate was also considered not applicable to the principal, bearing interest only as of the date service of process was served. The conversion of these credits was maintained at the book value of shares.

Eletrobras is also a party to 2,511 lawsuits questioning the repayment of the compulsory loan, commenced by consumers that wanted to exercise an option to convert their credits into bearer bonds known as “Eletrobras Obligations”. However, Eletrobras believes it is not liable for such bonds, since their maturity date is past due.

Eletrobras Eletronorte:

(ii)

Civil Lawsuits
Indemnification for financial losses
a) total amount	R$704.000 million
b) provisioned amount, if any	R$704.000 million
c) issuer’s or subsidiary’s practices that caused the contingency

The civil lawsuits that more significantly impact the financial statements of Eletrobras Eletronorte are those related to the construction of UHE Balbina and the indemnification claims from Sondotécnica Engenharia de Solos S/A and Cetenco S/A.

SONDOTÉCNICA

The lawsuit refers to the early collection of late payment debts. There are judicial deposits made in an interest-accruing account. The Company has filed several appeals aiming to reduce the collected amount. The latest development was the transfer of the lawsuit to Federal Courts, due to the intervention by the Federal Government.

BALBINA

Most of the lawsuits related to the Balbina Hydroelectric Plant are currently under execution and enforcement, and Eletronorte, as determined by the justice, is depositing the amounts judicially while questioning the judicial rulings issued. These lawsuits refer, in summary, to indemnification claims for the expropriation of lands in the State of Amazonas for the formation of the reservoir of UHE Balbina. In the 70s, the State of Amazonas granted small and medium local farmers plots of land aiming the development of an area called Gleba da Pitinga, located in the city of Presidente Figueiredo. These plots were successively acquired and concentrated within a small group of entrepreneurs from São Paulo that were supposed to develop certain projects in the region, which were not actually developed. In 1981, the Federal Government declares public interest and claims these lands for the formation of UHE Balbina’s reservoir. Eletronorte, as the concessionaire responsible for the construction and operation of UHE Balbina, was in charge of the land expropriation process and offered certain amounts to ensure possession over the affected areas. In the following years, after questioning by the landowners claiming the proposed amounts were minimal, the matter was submitted to court, and final judgment was against Eletronorte. As these decisions became final and unappealable, the enforcement and execution procedures followed and, in some cases, the court extinguished the proceedings arguing that the expropriated landowners had no right to indemnification, as the lands were actually indigenous areas and, as a result, any indemnification amounts should be paid to the Federal Government. The landowners appealed and the Federal Regional Court (Tribunal Regional Federal - TRF) of the 1st Region, more conservative, declared the lower court ruling null and void, ordering the enforcement procedures to be reinstated. Eletronorte filed an appeal to the Superior Court of Justice (Superior Tribunal de Justiça), which judgment is still pending.

Concurrently, the Federal Prosecutor’s Office (Ministério Público Federal ) commenced Civil Class Action n. 2010.32.00.000208-8, pleading, among other things, the annulment of the property titles granted to the expropriated owners, what could result in the reversal of the indemnification amounts to the Waimiri Atroari Indigenous Group, community where Eletronorte already conducts a social program.

Upon the commencement of the Civil Class Action, all the enforcement procedures were suspended, although TRF has been dismissing some of these procedures.

Even though the proceeding has been active for 26 years, no amount was paid, and the deposited amounts are retained pursuant to the lower court ruling or in accordance with article 34, sole paragraph of Decree 3,365/41.

CETENCO

CETENCO has rendered services and executed construction work under a contract related to the construction of the transmission lines of the system associated with UHE Tucuruí. However, Eletrobras was late in the payments and those late payments were made with no monetary restatement. Cetenco alleges that it suffered severe financial losses, as the high levels of inflation at the time caused the amounts paid to be insignificant. The lawsuit is currently under enforcement and execution, and it was transferred to Federal Courts, due to the intervention by the Federal Government. Eletronorte argues that the monetary restatement should be applied starting as of the date the lawsuit was commenced and, therefore, the amounts involved may be reduced.

Eletrobras Eletrosul:

(iii)

Civil Lawsuits

Lawsuits involving, basically, indemnification claims totaling R$3,597 thousand, claims aiming the annulment of bidding procedures totaling R$5,888 thousand, contractual reviews amounting R$7,092 thousand and claims aiming the annulment of contracts amounting to R$27,146 thousand.

a) total amount	R$56.106 million
b) provisioned amount, if any	R$56.106 million
c) issuer’s or subsidiary’s practices that caused the contingency	Eletrosul believes the proceedings derive from normal course of business and refer to the Company’s relationship with its clients.

Eletrobras Furnas:

(iv)

Civil Lawsuits
Lawsuits referring to infraction notices issued by ANEEL, within its oversight and punitive powers, in the capacity of regulatory agency of the Brazilian electric sector.
a) total amount	R$105.407 million
b) provisioned amount, if any	R$105.407 million
c) issuer’s or subsidiary’s practices that caused the contingency

Furnas believes the facts questioned in the infraction notices issued by ANEEL derive from the Company’s normal course of business and refer mainly to the risks associated with the generation and transmission of electricity.

Eletrobras Distribuição Rondônia:

(v)

Civil Lawsuits
Lawsuits referring to infraction notices issued by ANEEL, within its oversight and punitive powers, in the capacity of regulatory agency of the Brazilian electric sector.
a) total amount	R$42.809 million
b) provisioned amount, if any

Even though the amounts questioned are judicially deposited, the total value of the infraction notices were provisioned based on the Company’s legal advisors opinion as a result of a change on the chance of loss from “possible” to “probable”. Accordingly, the Company recorded a provision in the total amount of the infraction notices issued for non-conformity and violation of regulations applicable to the electric sector companies.

c) issuer’s or subsidiary’s practices that caused the contingency

Distribuição Rondônia believes the facts questioned in the infraction notices drawn by ANEEL derive from the Company’s normal course of business and refer mainly to the risks associated with the generation and transmission of electricity.

Tax Proceedings:

Eletrobras Furnas

(i)

Tax Proceedings
Deficiency Notices – FINSOCIAL, COFINS e PASEP
a) total amount	R$202.208 million
b) provisioned amount, if any	R$84.890 million
c) issuer’s or subsidiary’s practices that caused the contingency

Deficiency notices issued against Furnas as of May 03, 2011, related to FINSOCIAL, COFINS and PASEP, arose as a result of exclusions in the calculation bases for these taxes. Such exclusions mainly concern energy transfer and transport from Itaipu over a 10-year period. These tax deficiency notices overlapped with other notices issued in 1999 for a 5-year inspection period. On June 12, 2008, the Supreme Court (Supremo Tribunal Federal - STF) issued binding precedent n. 8, which reduced the inspection period covered by the tax deficiency notices to five years. The Company, based on the latest decisions of the Internal Revenue Service, maintains a provision for tax risks of R$83,862 thousand related to PASEP/COFINS on the exclusions from the calculation basis of the Global Reversion Reserve (RGR - ITAIPU) for the periods between June 1996 and September 2000 and October 2005 and March 2007.

Distribuição Piauí

(ii)

Tax proceedings
Tax lawsuits related to State Value-Added Tax (ICMS)
a) total amount	R$79.782 million
b) provisioned amount, if any	None
c) issuer’s or subsidiary’s practices that caused the contingency

Cepisa was audited by the Treasury Department of the state of Piauí – SEFAZ, for tax procedures adopted in recording and calculating the value-added tax (ICMS) during the period between January 2001 and December 2007. Fourteen tax deficiency notices have been filed against Cepisa for a total amount of R$79.782 million. Based on the opinion of Cepisa’s legal advisors, this amount was not accounted for in the provision because it is deemed a possible loss.

(iii)

Tax Proceedings
Tax lawsuits related to State Value-Added Tax (ICMS) and Tax on Services (ISS)
a) total amount	R$17.152 million
b) provisioned amount, if any	R$17.152 million
c) issuer’s or subsidiary’s practices that caused the contingency

Tax lawsuits related to the payment of ICMS and ICMS, in the total amount of R$17.152 million. Pursuant to the evaluation of Cepisa’s legal advisors, the amount has been fully provisioned, since the chance of loss was considered probable.

Eletrobras Distribuição Rondônia

(iv)

Tax Lawsuits
Tax deficiency notices related to the payment of State Value-Added Tax (ICMS)
a) total amount	R$834.094 million
b) provisioned amount, if any	None
c) issuer’s or subsidiary’s practices that caused the contingency

Eletrobras Distribuição Rondônia was inspected by the State Revenue Office Coordinator of the State Finance Department of the State of Rondônia in respect of procedures adopted to record and assess the ICMS during the period between January 1998 and December 2002. In December 2003, twenty-six (26) tax deficiency notices were issued against Eletrobras Distribuição Rondônia for a total of R$263.129 million. Out of these 26 tax deficiency notices, five have been amended and, as a result, the overall amount owed was updated to R$362.266 million.

In December 2008, Eletrobras Distribuição Rondônia was inspected again by the State Revenue Office Coordinator of the State Finance Department of the State of Rondônia in respect of the 2003 deficiency notices, and two tax deficiency notices were issued in the total amount of R$13.433 million.

In December 2009, Eletrobras Distribuição Rondônia was inspected in respect of the reversal of diesel oil ICMS credits, related to the period between January 2004 and December 2008, and five tax deficiency notices were issued in the total amount of R$458.395 million.

The Company’s management believes that tax deficiency notices are groundless and unenforceable on the basis of the subject matter thereof, the reasoning argued by the taxing authorities and the nature of the debts involved.

Considering the stage of lawsuits and appeals filed the status of the judgments as of December 31, 2011 was as follows:

a) 9 proceedings amounting to R$481.664, pending appeal court decision.

b) 2 proceedings, amounting to R$67.834, pending lower court decision; and

c) 10 proceedings, amounting to R$284.596, with the final administrative decision unfavorable to the Company. The Company filed a lawsuit against the State Finance Department of the State of Rondônia because it considers these decisions to be groundless.

Considering the number of appeals, the procedures to be observed, and the Company’s favorable expectation as to their results, Eletrobras Distribuição Rondônia, supported by its legal advisors opinion and by the terms of CVM Resolution n. 489/2005, understands that it is not necessary to record a provision against these contingencies.

Labor Proceedings:

Furnas

(i)

Labor Lawsuits – Health Hazard
Several lawsuits questioning the payment of the health hazard premium.
a) total amount	R$36.228 million
b) provisioned amount, if any	R$36.228 million
c) issuer’s or subsidiary’s practices that caused the contingency	Our understanding is that the full percentage and not the proportional percentage should be granted to all employees working under electric power risk.

(ii)

Labor Lawsuits – Retirement Supplement
Labor lawsuits related to retirement supplement.
a) total amount	R$120.596 million
b) provisioned amount, if any	R$120.596 million
c) issuer’s or subsidiary’s practices that caused the contingency	These lawsuits refer to the amount payable to maintain pay parity between retirees and active employees.

(iii)

Labor Lawsuits – Engineer’s Reference Date
Salary differences as a result of a change to the reference date
a) total amount	R$42.325 million
b) provisioned amount, if any	R$33.324 million
c) issuer’s or subsidiary’s practices that caused the contingency

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover wage differences on change of the reference date of engineers, which are currently undergoing the process of calculation.

Eletronorte:

(iv)

Labor Lawsuits
Labor lawsuits referring to health hazard premium, Economic Plans, overtime pay, FGTS fine calculation and wage curve alignment.
a) total amount	R$177.329 million
b) provisioned amount, if any	R$177.329 million
c) issuer’s or subsidiary’s practices that caused the contingency	Application of legislation derived from wages’ policy, indemnification resulting from the suppression of overtime pay.

Distribuição Piauí:

(v)

Labor Proceedings

Proceedings involving claims in respect of overtime pay, health hazard premium, painfulness premium, equivalence/wage reframing, unhealthy work conditions, compensation for damages arising from occupational accidents and the reinstatement of workers fired.

a) total amount	R$46.000 million
b) provisioned amount, if any	R$26.103 million
c) issuer’s or subsidiary’s practices that caused the contingency	Administrative proceedings

4.7 – Other material contingencies

Even though our subsidiary ESBR Participações is not a direct party to this lawsuit, it is subject to a lawsuit commenced by the Attorney General of the State of Rondônia pleading the unconstitutionality of the ICMS Agreement n. 47/2011 and Law RO n. 2,538/11, which authorizes the state of Rondônia to exempt from the ICMS imports of machinery, devices, industrial equipment and parts that are unique in the country.

The effects of ICMS Agreement  n. 47/2011 and Law RO n. 2,538/11 were suspended by force of an injunction granted by the Chief Justice of the Rondônia Appellate Court (Tribunal de Justiça do Estado de Rondônia). Accordingly, the matter remains under the assessment of the subsidiary’s management. In the financial statements for the year ended December 31, 2011, the Company accrued R$86.884 million for the tax rate difference and R$14.870 million for ICMS not paid on imports generated between April 27, 2011 and the date when Decree n. 15.858 was enacted in the state of Rondônia, which annulled the benefit.

4.8 – Rules of the country of origin and of the country where the securities are on custody

Not applicable. We are headquartered in Brazil and our securities are on custody in Brazil.

5.1 – Description of the main market risks

In the performance of its activities, Eletrobras is impacted by market risk events that may compromise its strategic objectives. Risk management’s main purpose is to anticipate and minimize the adverse effects of such events in the business and financial results of Eletrobras.

The main financial risks identified by the risk management process are:

Exchange rate risk

This risk arises from the possibility of Eletrobras having its results impacted by fluctuations in exchange rates, given that (i) a substantial portion of the consolidated debt of Eletrobras is denominated in foreign currency, (ii) part of the financing granted by Eletrobras is denominated in foreign currency, and (iii) revenues, royalties and receivables from Itaipu's debt are determined in U.S. dollars.

Historically, Brazilian currency suffered frequent devaluations. The Federal Government implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating rate exchange market systems, exchange controls and parallel exchange market. From time to time, there were significant fluctuations in the exchange rate between the Real and the Dollar and other currencies. On December 31, 2011, the exchange rate between the Real and the Dollar was R$1.8758 per U.S.$1.00.

The Real might not maintain its current value, or the Brazilian Government may implement mechanisms of exchange control. Any government interference in the exchange rate, or the implementation of exchange control mechanisms may lead to a depreciation of the Real, which could reduce the amount of receivables by Eletrobras in national currency and make its obligations related to foreign currency more expensive. With exception to Eletrobras' revenue and receivables denominated in U.S. Dollars, this devaluation may adversely affect the activities, operations and prospects of Eletrobras.

On December 31, 2011, approximately 44.3% of Eletrobras’ total consolidated debt, or R$18,390 million, was denominated in foreign currency, of which, R$17,963 million, or approximately 42.4%, was denominated in U.S. dollars and approximately R$9 billion, or approximately 48.9%, referred to Itaipu's indebtedness.

Interest Risk Rate and Libor

This risk is associated with the possibility of Eletrobras incur losses due to fluctuations in market interest rates, impacting its results by the increase of financial expenses relating to international financing agreements, mainly referenced to Libor.

Libor is the London Interbank Offered Rate, which corresponds to the average interest rate by which banks raise funds in the London interbank market. Therefore, it is a floating rate, published daily by the British Bankers' Association (BBA) after 11a.m. in London time. In 2005, Eletrobras entered a financing agreement totaling US$100 million (CAF 100) linked to floating Libor, and continuing the program of external funding in 2008 and 2010, raised US$600 million (within CAF) and US$500 million (Syndicated A/B Loan),  also linked to the floating Libor. As Libor is a floating interest rate, such agreements represent a risk to the company because of the unpredictability of payable interest expenses. In the period from 1990-2011, the average Libor was 4.19% per annum and the rate has reached about 8.8% per year in the early 90s.

Commodity risk

The subsidiary Eletronorte celebrated in the fiscal year 2004, long-term agreements to supply electricity to three of its main clients. These long-term agreements are associated with the international price of aluminum, quoted on the London Metal Exchange (LME) as the base asset to define monthly value of the agreements.

These contracts include the concept of “cap and floor band”  related to the aluminum price quoted on the LME. The maximum and minimum price at LME is limited to US$2,773.21/ton and US$1,450/ton. The impact on the Company’s result was negative in 2011 of R$124,770 thousand, and of R$ 55,200 thousand positive in 2010, and the financial position presented is active in R$376,950 thousand in 2011 and R$580,240 thousand in 2010.

The electricity generation tariffs system was based, in general, in a regulated tariff until 2004 and thereafter, because of changes in the sector's regulation, was changed from a basic tariff to a price system set by the market. Thus, electricity generating companies are free to participate in auctions of electricity for the regulated market, in which a base-price is set and the determination of the final price is the result of a competitive process among participants of the auction. Additionally, electricity generating companies can enter into bilateral sale agreements with consumers that are considered free consumers (definition based on the power demanded in MW). A substantial portion of revenue from Eletrobras' generating activities depends on the sale of electricity on the open market by the company.

The electricity transmission tariffs system for old contracts is regulated by ANEEL and is subject to periodic tariff revisions, and for the new transmission contracts, Annual Permitted Revenues (Receita Anual Permitida – RAP) are set and valid throughout the concession period and are updated annually by an inflation index and subject to periodic review to account for new investments and for the economic and financial balance of the concession agreements.

The electricity distribution tariffs system is controlled by ANEEL and such rates are adjusted annually and revised every four years, based on the maintenance of economic-financial balance of the Company, considering the relevant investments made and the costs and expenses structure of the relevant company. Billing is made directly to users, based on the amount of energy consumed multiplied by the authorized rate.

Credit risk

The Company and its subsidiaries are exposed to the risk that they incur losses resulting from difficulties to obtain their receivables from customers, as well as from potential defaults by financial institutions acting as counterparties.

The Company, through its subsidiaries, operates in markets of electric power generation and transmission, supported by agreements executed in a regulated framework. The Company seeks to minimize its credit risks by means of sureties mechanisms involving receivables from their customers and bank guarantees, when applicable. In the distribution segment, the Company, through its subsidiaries, follows the default levels by analyzing the details of its customers. Additionally, there are negotiations to enable the receipt of past due receivables.

Operations with over-the-counter derivative instruments present counterparty risks that, in view of the problems presented by financial institutions in 2008 and 2009, have become relevant. However, the risk is limited to the loss of protection acquired by these operations.

Eletrobras Board of Executive Officers believes that Eletrobras has equity and financial conditions sufficient to implement its business plan and meet its short and medium term obligations. The current working capital of Eletrobras is sufficient for current cash requirements. In addition, the company has a low leverage level, as shown by the net debt/Ebitda ratio of 1.8x in 2011. Accordingly, the Company maintains its financial leverage in a proper range, preserving the cost of capital.

5.2 – Description of the market risks management policy

The Company is exposed to financial risks that can cause volatility in its financial statements and cash flows. The Company presents a relevant mismatch between assets and liabilities indexed to foreign currency, especially to the U.S. dollar, arising mainly from loan agreements with Itaipu Binacional. Additionally, there are exposures to Libor interest rate, related to foreign funding contracts.

In this context, the Company’s Financial Hedge Policy was approved. The objective of the current policy is to mitigate the exposure to the market variables that may impact the assets and liabilities of the Company and its subsidiaries, thus reducing the undesirable fluctuation effects of these variables in the financial statements. This said, the aforementioned policy aims at having the Company’s results faithfully reflect its actual operational performance and having its projected cash flow present less volatility.

Taking into account the different ways of realizing the hedge of mismatches presented by the Company, the policy lists a scale of priorities. Primarily there would be the structural solution, and, in residual cases, operations with derivative financial instruments would be adopted. The operations with derivative financial instruments will only be carried out complementarily and aiming exclusively at protecting the hedging indexed assets and liabilities of the Company and its subsidiaries that present any mismatch, and may not be characterized as financial leverage or operation of loan granting to third parties.

Under the scope of the Financial Executive Board (Diretoria Financeira) is the Financial Hedge Committee (Comitê de Hedge Financeiro), which main function is to define strategies and hedge instruments to be presented to the Eletrobras’ Board of Executive Officers. Currently, the Derivative Instruments Operations Program (Programa de Operações com Instrumentos Derivativos) is in effect, and including instruments aimed at mitigating risks related to exchange rate and interest rates.

Accordingly, in 2011 hedge interest rate operations were carried out observing all necessary rules for the classification as hedge accounting.

a) risks for which protection is sought;

Eletrobras seeks protection against exchange rate variation risks, interest rates variation risks and credit risk.

Exchange Risk

Eletrobras has a mismatch between assets and liabilities indexed to foreign currencies, especially the U.S. dollar, primarily originated from loan agreements with the subsidiary Itaipu Binacional, which provokes exposure to financial risks that cause volatility in its financial statements, and also in its cash flow. As a resource to protect the Company from this exposure, Eletrobras’ Management adopted a Financial Hedge Policy (Política de Hedge Financeiro) and a Derivative Instruments Operations Program (Programa de Operações com Instrumentos Derivativos).

Interest Rate Risk

Eletrobras is subject to exposure to Libor interest rate, in connection with foreign funding agreements. In addition to the risks mentioned above, there are other less important risks originated from granted and obtained financing. As a resource to protect the Company from this exposure, Eletrobras’ management authorized transactions to lock interest rates and the Company has also been studying the possibility of new transactions. As mentioned, transactions to lock the Libor interest rate were performed in the first half of 2011, which contemplated part of the existing exposure in the Company, and the Company estimates that new transactions will be performed in order to protect the part that is still exposed to Libor fluctuations.

Credit Risk

Cash surpluses are applied in an exclusive extra-market fund, according to a specific rule of the Central Bank of Brazil. This fund is fully comprised of public securities indexed by Selic, without exposure to counterparty risk.

In relations with financial institutions, the Company’s policy is to operate with low-risk institutions evaluated by rating agencies, in compliance with equity requirements previously defined and formalized. Additionally, the defined credit limits are periodically reviewed.

With the intention of mitigating this risk, the Company established a rule regarding the accreditation of financial institutions for the purposes of executing transactions with derivative instruments. This rule defines criteria regarding size, rating and expertise in the derivatives market, allowing the Company to select institutions best suited for these operations. Based on this criteria, the Company bi-annually selects the top 20 financial institutions to carry out derivative operations with the Company.

Further, the Company has developed an exposure control methodology for the accredited companies, which defines the limits to the volume of operations to be carried out with each one of them.

Eletrobras is also discussing a contractual exhibit on guarantee margins, which will be a prerequisite for carrying out any transaction of this nature. Through this contractual instrument, the exposure to counterparty risk throughout the life of the derivative transactions will be substantially reduced.

b) equity protection strategy (hedge);

Considering Eletrobras Financial Hedge Policy, the strategy to be prioritized by the company is the structural solution, namely the one that includes the concept of natural hedge. In Eletrobras’ case, the structural solution is designed to bring liabilities, debt, in the same currency the Company has its active exposure generated by Itaipu Binacional receivables – in this case, the U.S. dollar - in order to reduce the balance sheet exposure to foreign currency.

Subsequently, the order of prioritization designates the pursuit of mitigation of exposure to market variables that affect the assets and liabilities of the Company and its subsidiaries through financial instrument operations or direct exchange of assets and liabilities with companies with similar risk to Eletrobras and which present imbalance situations of complementary nature.

Finally, with relation to residual exposure, operations with derivative financial instruments will only be carried out complementarily and aiming exclusively at protecting the hedging indexed assets and liabilities of the Company and its subsidiaries that present any mismatch, and may not be characterized as financial leverage or operation of loan granting to third parties.

Operations with over-the-counter derivative instruments present counterparty risks that, in view of the problems presented by financial institutions in 2008 and 2009, have become relevant. With the intention of mitigating this risk, the Company established a rule regarding the accreditation of financial institutions for the purposes of executing transactions with derivative instruments. This rule defines criteria regarding size, rating and expertise in the derivatives market, allowing the Company to select institutions best suited for these operations. Based on this criteria, the Company bi-annually selects the top 20 financial institutions to carry out derivative operations with the Company.

Further, the Company has developed an exposure control methodology for the accredited companies, which defines the limits to the volume of operations to be carried out with each one of them.

Eletrobras shall make efforts to ensure that all derivative operations it carries out are framed in a “protective hedge”, thereby confirming the exclusive intention of hedging these positions. This measure counters the risk of mismatch liquidation of hedge positions with their respective objects, given that financial flows of both will always be matched.

c) instruments used for asset protection (hedge);

In 2011 the Derivative Instruments Operations Program (Programa de Operações com Instrumentos Derivativos) was expanded, and now encompasses, in addition to currency mismatches until December 2012, interest rate exposures in such period.

Eletrobras has been studying and discussing, through its Financial Hedge Committee, the implementation of Interest Rate Swap transactions with the purpose of neutralizing the volatility of the financing agreements executed based on the 6-month Libor rate. In 2011, the Company carried out Libor interest rate locked-in deals with a notional value of US$390 million maturing in 2015 and US$150 million maturing in 2020. It is possible that new transactions involving a notional value of approximately U.S.$1,000 million for terms ranging from 2015 to 2021. It is expected that these transactions are carried out throughout 2012.

Besides Libor swap, foreign exchange hedge strategies were analyzed in 2011 and are currently being implemented, prioritizing structural solutions in line with the Company’s Financial Hedge Policy. Accordingly, in 2009 US$1 billion was raised through issuance bonds in the international market, in 2010 US$500 million was raised with CAF and, in 2011 US$495 million with IBRD and US$ 1.75 billion through the issuance of securities abroad (bonds). In light of this strategy, the structuring of new funding considers not only the total amount of mismatch but also its effects over time, aiming to hedge the Company’s balance sheet and cash flows.

d) parameters used to manage these risks;

As identified in the above items, Eletrobras currently has two material financial risks: interest and exchange rates. Therefore, the parameter used to manage financial risks is the volume of net exposure to foreign currency and to Libor.

Accordingly, Eletrobras regularly monitors its net cash flow exposure, and also the floating interest rate net exposure, in order to reflect the risk analyzes that support the proposed protection strategies.

Accordingly, all protection strategies against financial risks taken by Eletrobras are intended to mitigate such exposures, without any speculative character.

e) whether Eletrobras operates financial instruments with purposes that differ from equity protection (hedge) and which purposes are these

Eletrobras operates financial instruments with the sole purpose of equity protection (hedge), and transactions with such instruments will be carried out only in a complementary manner and with the sole purpose of protecting Eletrobras and its subsidiaries’ indexed assets and liabilities that present a mismatch, not characterizing financial leverage or financing to third parties.

f) organizational structure of management control of such risks;

Eletrobras manages its market risks through the Financial Hedge Committee, which operates under the Financial Executive Board. The Committee’s main function is to define strategies and the hedge instruments to be presented to Eletrobras Board of Executive Officers for approval. Additionally, the Company presents, at the corporate level, a Risk Committee, linked to its Board of Executive Officers, and also a department responsible for corporate risk management and for the management of internal control environment. Eletrobras Board of Directors ratified in April 2011, the Risk Management Policy of Eletrobras companies, which encompasses all companies in the group and sets out principles, guidelines and responsibilities in the process of risk management. The Financial Hedge Policy is perfectly cohesive with the corporate risk policy.

The Financial Hedge Committee is a non-statutory entity consisting of six members, coordinated by the Chief Financial Officer and a representative from each of the following areas: (i) DFI - Department of Investment Management (Departamento de Administração de Investimentos), (ii) DFO - Department of Planning Budget (Departamento de Planejamento Orçamentário), (iii) DFC - Department of Accounting (Departamento de Contabilidade), (iv) PGA - Department of Risk Management and Control Compliance (Departamento de Gestão de Riscos e Conformidade de Controles), and (v) DFN - Department of Business Development (Departamento de Desenvolvimento de Negócios), the latter with no voting power.

The Financial Hedge Committee’s main activities include (i) identify and monitor hedge needs of Eletrobras Group, (ii) preliminarily evaluate if the strategies and hedge instruments are appropriate to risk standards defined by Eletrobras, (iii) approve instruments for financial hedge purposes, (iv) approve amounts and reference rates for transactions, (v) approve timing to engage in transactions, and (vi) monitor transactions results, verifying their adequacy to the mandates established by Eletrobras Board of Executive Officers.

g) operational structure’s adequacy to internal controls to verify the effectiveness of the adopted policy

Eletrobras performs the monitoring of market risks management, and also regulatory effectiveness tests for positions in derivatives through its Financial Executive Board. The adequacy of controls related to these processes is made by the internal controls area and the internal audit team. Concurrently, as set forth by Risk Management Policy, indicators were defined to ensure the monitoring of exposure to market risks and action plans, and its alignment with the risk profile defined by the management of Eletrobras.

5.3 – Significant changes in the main market risks to which the Company is exposed or in the risk management policy adopted in the last fiscal year:

In the last fiscal year there were no significant changes in the main market risks relating to the Company.

However, there is a substantial reduction projected for the foreign currency exposure risk over the upcoming years. The current imbalance is caused by the excess of assets over liabilities indexed to the U.S. dollar. Such excess of assets is comprised mostly of receivables from the loan agreement granted to the subsidiary Itaipu Binacional. As the outstanding balance of this agreement is being amortized annually and, concurrently, Eletrobras has entered into new financings denominated in foreign currency, the excess of assets over liabilities indexed to the U.S. dollar tends to decrease more over time.

In the fiscal year 2010 Eletrobras, based on its Hedge Policy, approved the implementation of a swap transaction from floating to fixed rate, so that, with its execution in 2011, there was a decrease in the Company's exposure to Libor. With new financings tied to the floating rate, the mandate of derivative transactions to mitigate the risk of interest rate was extended in November 2011, as a result, in 2012, new transactions may be executed.

5.4 – Other material information:

All material information relating to this topic is listed in the items above.

6.1 / 6.2 / 6.4 – Issuer´s Incorporation, duration and registration date before the CVM

Issuer´s Incorporation Date	06/11/1962
Form of Incorporation	Mixed-capital company
Country of Incorporation	Brazil
Duration	Indeterminate
Registration date before the CVM	01/28/1971

6.3 –  Brief summary of the Company´s history:

The incorporation of Brazilian Electric Power Company (Centrais Elétricas Brasileiras – Eletrobras) was proposed in 1954 by President Getúlio Vargas. The bill faced great opposition and was only passed after seven years in the Brazilian Congress. On April 25th 1961, Jânio Quadros, the president of Brazil at the time, promulgated Law n. 3.890-A that authorized the incorporation of Eletrobras by the Brazilian Government. The official incorporation of the company occurred on June 11, 1962, when President João Goulart, in a solemn session of the National Council of Water and Electric Power (CNAEE) at the Laranjeiras Palace in Rio de Janeiro. At first, formed as a mixed-capital company, Eletrobras aimed at fostering studies, construction projects and the operation of generating plants, transmission lines and substations for electric power distribution, in addition to the celebration of commercial acts related to such activities. Accordingly, it started to decisively contribute to the expansion of electric power offer and the development of Brazil.

Since the beginning, Eletrobras assumed the features of a holding company – core of a concessionaires with great administrative autonomy – with the task of managing the resources from the Federal Electrification Fund (Fundo Federal de Eletrificação), what quickly transformed Eletrobras in the main financial agency in the sector. As a result, at first Eletrobras added as subsidiaries the existing companies, Companhia Hidrelétrica do São Francisco (Chesf), Furnas Centrais Elétricas S.A. (Furnas), Companhia Hidrelétrica do Vale do Paraíba (Chevap) and Termelétrica de Charqueadas S.A. (Termochar), which together held a generating capacity of 5,800 MW.

In 1964, Eletrobras participated intensely at the Commission for the Nationalization of Public Utility Concessionaires (Comissão de Nacionalização das Empresas Concessionárias de Serviços Públicos - Conesp), which studied the purchase, by the Brazilian Government, of concessionaires belonging to American & Foreign Power Company (Amforp) operating in Brazil. The deal was closed in November of the same year, transferring to Eletrobras ten additional subsidiaries.

Effective 1967, several laws were enacted aiming at the growth of Brazil´s energy sector. It was assigned to Eletrobras the execution of the federal electricity policy and to Brazilian National Department of Water and Electrical Energy (Departamento Nacional de Águas e Energia Elétrica - Dnaee), created in 1965, regulatory and supervisory duties.

In 1968 and 1973, respectively, the subsidiaries Centrais Elétricas do Sul do Brasil S.A. (Eletrosul) and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) were established.  In 1973, Eletrobras and Administración Nacional de Electricidad, a Paraguay-owned company, incorporated Itaipu Binacional, which purpose is to build and operate the Itaipu Hydroelectric Power Plant, located at the Paraná River in the border between the two countries.

Then, Law n. 5,899, of July 5, 1973, assigned to Eletrobras the power to promote. through its regional companies, the construction and operation of high and extra-high voltage transmission systems, aiming at the inter-state integration of systems and the transportation of electricity from the Itaipu Hydroelectric Power Plant. For this purpose, Coordinating Groups for Interconnected Operation (Grupos Coordenadores para a Operação Interligada - GCOI) were created.

With the first oil crisis in 1974, the government of President Ernesto Geisel formulated a new policy to expand the energy sector in the country. This expansion included the construction of hydroelectric dams, nuclear plants, and a research center dedicated to the sector’s technological development (Cepel), established during the 1980s.

In May 1995, Eletrobras and its four regional companies - Chesf, Furnas, Eletronorte and Eletrosul - were included in the National Privatization Program (Programa Nacional de Desestatização - PND). At the time, Eletrobras Group accounted for 48% of generating capacity installed in the country, totaling 55,512 MW. During this period, the company also started to operate, by legal and transitory order, in distribution of electric power through the companies Companhia Energética de Alagoas, or Ceal (current Distribuição Alagoas), Companhia Energética do Amazonas, or Ceam (current Amazonas Energia), Companhia Energética do Piauí, or Cepisa (current Distribuição Piauí), Centrais Elétricas de Rondônia S.A., or Ceron (current Distribuição Rondônia), and Eletrobras de Eletricidade do Acre (current Distribuição Acre), all directly controlled by the holding company, and also through  Boa Vista Energia S.A. (current Distribuição Roraima), and Manaus Energia S.A. (current Amazonas Energia), by the time controlled by the subsidiary Eletronorte. In 2004, new regulation of the electric sector excluded Eletrobras and its subsidiaries from the National Privatization Program.

Today, Eletrobras is a publicly-held, mixed-capital company, with shares traded at the São Paulo (Brazil), Madrid (Spain) and New York (U.S.) Stock Exchanges. Eletrobras directly controls 12 subsidiaries - Chesf, Furnas, Eletrosul, Eletronorte, CGTEE, Eletronuclear, Distribuição Acre, Amazonas Energia (a result of the merger of Ceam and Manaus Energia), Distribuição Roraima, Distribuição Rondônia, Distribuição Piauí e Distribuição Alagoas – Eletrobras also controls Eletrobras Participações S.A. (Eletropar), a holding company, and the largest research center in the Southern Hemisphere, the Research Center for Electricity (Centro de Pesquisa de Energia Elétrica, or Cepel), also holding half of the capital of Itaipu Binacional on behalf of the Brazilian Government.

Present throughout Brazil, Eletrobras group had on December 31, 2011, installed capacity to produce 41,621 MW, including half of the power of Itaipu which belongs to Brazil, and approximately 60,000 kilometers of transmission lines.

6.5 – Main corporate events at the issuer, controlled companies or associated companies

Fiscal Year ended December 31, 2009:

Divestiture of investment held in ELEJOR
a) event	Divestiture
b) main conditions of the transaction

On September 13, 2002, Eletrobras executed a Shareholders’ Agreement in order to regulate its interest in the capital stock of ELEJOR - Centrais Elétricas do Rio Jordão S.A.

Under the Shareholders’ Agreement, ELEJOR exercised its right to anticipate the repurchase of Class B Preferred Shares owned by Eletrobras, before the due time and on the following dates:

	Sale Date	Amounts received (R$)
	05.30.2006	76,212.15
	08.14.2007	39,110,020.31
	06.05.2008	358,241.58
	12.12.2008	90,000,000.00
	06.15.2009	187,651.99
	08.11.2009	11,600,000.00
	10.15.2009	8,000,000.00
	12.18.2009	8,026,070.00
	12.31.2009	117,027.15
	TOTAL	157,475,223.18

c) companies involved	Eletrobras and ELEJOR – Centrais Elétricas do Rio Jordão S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras disposed all its Equity Interest in ELEJOR.
e) corporate structure before and after the transaction	Initial: Eletrobras held 47.00% of ELEJOR’s capital stock. Final: Eletrobras no longer holds any Equity Interest in ELEJOR.

Corporate Reorganization at Energisa
a) event	Corporate Reorganization
b) main conditions of the transaction

Energisa S.A. (Energisa) started, on August 17, 2009, the process of corporate merger of its subsidiaries, becoming the holder of 100% of their capital stock, in order to optimize the merged companies’ activities, direct investments more efficiently, and also to increase the volume of outstanding shares of Energisa to improve liquidity.

Accordingly, Eletrobras’ interest at Energisa Paraíba Distribuidora de Energia S.A. and Energisa Borborema Distribuidora de Energia S.A. were rolled-up to the holding company (Energisa).

c) companies involved	Eletrobras, Energisa Paraíba Distribuidora de Energia S.A., Energisa Borborema Distribuidora de Energia S.A. and Energisa S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras became a holder of 2.98% of Energisa S.A. capital stock
e) corporate structure before and after the transaction	Initial: Eletrobras held 10.55% of Energisa Paraíba S.A. capital stock and 0.42% of Energisa Borborema S.A. capital stock Final: Eletrobras became a holder of 2.98% of Energisa S.A. capital stock.

Merger of EDP Lajeado by Lajeado Energia
a) event	Merger
b) main conditions of the transaction

In 2008, Rede Energia S.A. transferred its interest in Rede Lajeado S.A. to EDP - Energias do Brasil S.A.. This fact allowed EDP Lajeado Energia S.A. (EDP) to become the holder of 73.1% of the voting stock at Investco S.A.. In November 2009, Tocantins Energia S.A. and EDP were merged into Lajeado Energia S.A., with no change in the total interest of Eletrobras in EDP.

c) companies involved	EDP Lajeado Energia S.A., Lajeado Energia S.A., and Eletrobras
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras’ capital stock interest in EDP Lajeado Energia S.A. remained at 40.07%.
e) corporate structure before and after the transaction	Not changed.

Fiscal Year 2010:

Capital Increase in CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
a) event	Capital increase through shares subscription.
b) main conditions of the transaction	Shares’ subscription at CTEEP, in the amount of R$24.9 million, in order to maintain Eletrobras’ Equity Interest.
c) companies involved	CTEEP and Eletrobras
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras’ interest corresponding to 35.33% of capital stock.
e) corporate structure before and after the transaction	Initial: Eletrobras held 35.29% of CTEEP’s capital stock. Final: Eletrobras holds 35.33% of CTEEP’s capital stock.

Equity Interest in UHE Belo Monte
a) event	Equity Interest
b) main conditions of the transaction	Equity Interest in Norte Energia S.A. aiming to implement, operate, maintain and exploit Belo Monte Hydroelectric Plant, located at the Xingu River.
c) companies involved	Eletrobras and other Norte Energia S.A. shareholders.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras is the holder of 27,001,500 shares of Norte Energia S.A., representing 15% of its capital stock.
e) corporate structure before and after the transaction	Not changed.

Equity Interest in Eólica Mangue Seco 2
a) event	Equity Interest
b) main conditions of the transaction

Equity Interest in Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A., aiming to build, install, implement, exploit and maintain the wind power plant called Usina de Mangue Seco 2.

c) companies involved	Petróleo Brasileiro S.A. – Petrobras and Eletrobras
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras is the holder of 4,172,840 shares issued by Eólica Mangue Seco 2, representing 49% of its capital stock.
e) corporate structure before and after the transaction	Not changed.

Equity Interest in CHC
a) event	Equity Interest starting as of 03/05/2010
b) main conditions of the transaction

Eletrobras’ equity interest in Centrales Hidroelectricas de Centro América S.A. (CHC), a company incorporated in the Republic of Panama, aiming at establishing and developing feasibility studies and a basic project for the construction of Tumarin Hydroelectric Plant in Nicaragua. The project is in early feasibility studies stage, with Equity Interest of Construtora Queiróz Galvão S.A. and also Eletrobras in its capital stock. Eletrobras holds 6,947,327 shares of CHC’s capital stock.

c) companies involved	Construtora Queiróz Galvão and Eletrobras S.A.
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	Eletrobras holds 6,947,327 shares of CHC’s capital stock, representing 50% of its total.
e) corporate structure before and after the transaction	Not changed.

Association with the State of Goiás in Companhia Celg de Participações - Celgpar
a) event	Association
b) main conditions of the transaction

Association with the State of Goiás to ensure efficient and appropriate electricity supply to that state’s demand; a loan was granted by Caixa Econômica Federal, in order to transfer, effective November 2010, these resources to Celgpar and its subsidiaries, to pay State debts at Celgpar and its subsidiaries and increase its capital stock.

Eletrobras signed a Memorandum of Understandings (Protocolo de Intenções)  with the state of Goiás and Celgpar on August 10, 2010, establishing the basis for the implementation of an association aimed at the shared management of Celgpar and its subsidiaries, to be formalized by means of a shareholders’ agreement. The implementation of such shared management, with the introduction of new corporate governance practices at Celgpar and its subsidiaries, will become effective as of the release date of the first installment of the financing to the Goiás Government and, apart from enabling the economic and financial balance of the company,  the quality of services and fair tariffs for the consumer, will also have as goals:

(i)            The economic and financial recovery of Celgpar and its subsidiaries;

(ii)           The adoption of an appropriate management model in order to gradually improve the services provided by Celgpar; and,

(iii) The improvement of the capital structure of Celgpar and its subsidiaries, in order to rebalance its indebtedness and reduce the cost of capital.

Eletrobras holds credits with Celg D which in the future may be capitalized in Celgpar, in combination with one of the tranches of the capitalization that may be made by the Government of Goiás, so that this capitalization could increase the Equity Interest of Eletrobras in Celg at about 6%. In addition, it was assured to Eletrobras the right to sell, by 2015, total or part of its equity interest at Celgpar to the Goiás Government, which will be required to purchase such interest, that will be calculated pursuant to the Brazilian Corporate Law criteria, guaranteeing to Eletrobras, at least a price corresponding to the amount invested plus the variation of the Selic rate. On April 24, 2012, Eletrobras and the Government of Goiás executed a shareholders' agreement for Celgpar and a management agreement enabling that Eletrobras takes over Celg D's executive management through a majority representation on Celg D's Board.

The signing of these agreements was a condition precedent for releasing an installment of the loan made by the State of Goiás before Caixa Econômica Federal, corresponding to R$ 1.3 billion, which will be used for payment of ICMS (value-added tax) debts, bank loans and regulatory charges. After completion of Celgpar's delisting of shares, Eletrobras will become Celg D's controlling shareholder through the acquisition of 51.0% of its voting shares.

c) companies involved	Celgpar and Eletrobras
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management	-
e) corporate structure before and after the transaction	Not changed.

Fiscal Year 2011:

Acquisition of Artemis Transmissora de Energia S/A and Uirapuru Transmissora de Energia S/A by Eletrobras Eletrosul
a) event	Acquisition
b) main conditions of the transaction

On August 11, 2011, after obtaining the necessary permits (CADE, ANEEL and BNDES), the subsidiary Eletrosul acquired 71,264,300 shares, or 51% of the total shares of Artemis Transmissora de Energia S.A., and 5.1 million shares, or 26% of total shares of Uirapuru Transmissora de Energia S.A., which represented, in both cases, the acquisition of control over such companies. The acquisition method of accounting for identifiable assets acquired, liabilities assumed and interest of non-controlling shareholders was used. As set out in paragraph n. 42 of technical pronouncement CPC 15 (IFRS 3 - Business Combination), the Company reassessed its previous Equity Interest of 49% in Artemis and 49% in Uirapuru by the fair value of the acquisition date and recognized as in the period’s results, as set out below.

(a) Artemis Transmissora de Energia S/A

The transaction totaled R$145,692 thousand, corresponding to the difference between the consideration transferred in cash in the amount of R$154,362 thousand and the value of the right to unpaid dividends to Cymi Holding in the amount of R$8,670 thousand, and resulted from the exercise of preemptive right to purchase the shares.

The acquisition of the equity interest permitted Eletrosul, through the exercise of preemptive rights, to acquire control over Artemis and will present the synergy of cash flows as advantage, since the amount of dividends in connection with the purchased interest will become part of the cash flow and will result in benefits of centralized management and reduction of transaction costs, as soon the merger is concluded.

(b) Uirapuru Transmissora de Energia S/A

The transaction totaled R$19,429 thousand, corresponding to the difference between the consideration transferred in cash in the amount of R$20,859 thousand and the value of the right to unpaid dividends to Cymi Holding in the amount of R$1,430 thousand, and resulted from the exercise of the right of first refusal to purchase the shares.

The acquisition of the equity interest permitted Eletrosul, through the exercise of preemptive rights, to acquire control over Uirapuru and will present the synergy of cash flows as advantage, since the amount of dividends in connection with the purchased interest will become part of the cash flow and will result in benefits of centralized management and reduction of transaction costs.

c) companies involved	Eletrobras Eletrosul, Artemis Transmissora de Energia S/A and Uirapuru Transmissora de Energia S/A
d) transaction’s resulting effects on corporate chart, especially interest of controlling shareholders, of shareholders holding more than 5% of the capital stock and of issuer's management

As a result of the transaction, Eletrobras Eletrosul now holds the control over the companies, holding 75% of the total capital of Uirapuru Transmissora de Energia S/A and the entire capital stock of Artemis Transmissora de Energia S/A.

e) corporate structure before and after the transaction	See below.

(a)   Artemis

Before the transaction, Artemis' capital stock was divided as follows: Cymi Holding S.A. with 51% of the shares, and Eletrobras Eletrosul with 49% of the shares.

After the transaction, Artemis' capital stock became exclusively owned by Eletrobras Eletrosul.

(b)   Uirapuru

Before the transaction, Uirapuru's capital stock was divided as follows: Cymi Holding S.A. with 51% of the shares, and Eletrobras Eletrosul with 49% of the shares.

After the transaction, Uirapuru's capital stock became divided as follows: Eletrobras Eletrosul with 75% of the shares and Fundação Eletrosul de Prev. e Ass. Social – ELOS with 25% of the shares.

6.6   – Petitions for Bankruptcy, based on material amounts or petitions for judicial or extrajudicial recovery of the Company, and the current status of such requests:

There was no petition for bankruptcy based on material amounts or petition for judicial or extrajudicial recovery of the Company.

6.7 – Other material information:

All material information relating to this topic was disclosed in the aforementioned items.

7.1 – Description of the issuer’s and its subsidiaries’ activities

Overview

Directly and through its subsidiaries, Eletrobras is involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2011, Eletrobras controlled approximately 35.6% of the installed power generating capacity within Brazil. Through its subsidiaries, Eletrobras is also responsible for approximately 53.1% of the installed transmission capacity above 230 kV in Brazil. The Company’s revenues derive mainly from:

  the generation of electricity and its sale to electricity distribution companies and free consumers;
  the transmission of electricity on behalf of other electricity concessionaires; and
  the distribution of electricity to end consumers.

For the year ended December 31, 2011, Eletrobras derived 64.7%, 26.3% and 8.4% of its net revenue from its electricity generation, transmission and distribution businesses, respectively. For the year ended December 31, 2011, the Company’s net revenues were R$29,533 million, compared to R$26,832 million and R$23,141 million for the years ended December 31, 2010 and 2009, respectively.

Strategy

The main strategic objectives of Eletrobras are to achieve sustained growth and profitability, while maintaining its position as a leader in the Brazilian electricity sector. In order to achieve these objectives, the Company’s main strategies are as follows:

Expand and improve efficiency in our generation, transmission and distribution businesses. The Company’s business has historically been focused on both its core operations in the Brazilian generation, transmission and distribution markets and on its former role as lender to third parties, including historically to its subsidiaries. Since the advent of privatization in the electric power industry, the opportunities to consolidate Eletrobras role as lender have diminished because many of its former subsidiaries were privatized and, consequently, the Company is no longer permitted to act as lender to those companies or any other third party. Accordingly, Eletrobras has adopted a strategy of focusing on its core operations of generation, transmission and distribution. This strategy involves a particular focus on maximizing opportunities arising from the auction process, set out in the electric power industry regulation, for the sale of electricity to distribution companies. By focusing on generation, transmission and distribution, Eletrobras believes that it will be able to maximize profits by improving efficiency in its existing infrastructure and capitalizing on opportunities arising from new infrastructure such as new power units and transmission lines. The Eletrobras Group Strategic Action Program (Programa de Ações Estratégicas do Sistema Eletrobras or “PAE”) for 2009-2012 includes the strategic target of increasing generation capacity by 6,459 MW and increasing transmission lines by 10,386 km by 2012. In addition, Eletrobras plans to invest R$7 billion in its transmission segment from 2011 until 2013.

Renewed strategy for distribution business. With respect to the distribution business, as part of the PAE, Eletrobras adopted a renewed strategy in 2008 for the management of its distribution companies and is seeking to continue to improve their operational efficiency. In 2008, the Company reorganized the governance and management of its distribution companies (except Eletrobras Amazonas Energia) so that each company would have the same members in their respective boards of directors and the same CEO. Initially, the new administration focused on improving each company’s quality of service and increasing its total income. Eletrobras standardized its processes and policies in order to make its distribution business more efficient and to centralize the purchase of material and services and negotiations with debtors. Although the Company has already made substantial progress in terms of efficiency, Eletrobras intends to continue to improve its policies to further reduce any commercial and technical losses with a view to improving the financial position of these subsidiaries. The Company believes that it will be able to achieve its operational efficiency goals by 2014.

High corporate governance standards and the promotion of sustainability in order to enhance the value of the Company’s brand. Eletrobras’ shares are listed on the BM&FBOVESPA’s Level 1 segment and on the NYSE. As a result of these listings, the Company  is required to comply with numerous regulations, and it believes that by complying with these regulations it will maintain high corporate governance standards. The Company’s current corporate governance standards are included in the PAE, the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee and in the by-laws. Eletrobras believes that improving its corporate governance standards will help it to achieve growth, profitability and increased market share as a result of the positive effect these standards have for its brand, both domestically and internationally. As part of this strategy, Eletrobras established controls and procedures required by the Sarbanes Oxley Act of 2002. In addition, the Company is a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and is a member of the BM&FBOVESPA’s ISE Corporate Sustainability Index. Eletrobras is also aiming to obtain membership in the Dow Jones Sustainability Index. The Company believes that membership in both of these initiatives, and registration with organizations that are known to have governance standards that are among the most stringent in the world will enable it to significantly raise its global profile. In order to manage and promote all of these initiatives Eletrobras has developed a ten-year Strategic Corporate Plan (Plano Corporativo Estratégico). The Company strives to continue to be a competitive company that emphasizes social and environmental responsibility and sustainability together with the development and quality of life for its employees. Its goal is to be the world leader in clean energy by 2020, while maintaining its competitive rates of return. In order to maintain the Company’s present market share, Eletrobras is continuously focused on improving the performance of its investments, including the diversification of its equity investment portfolio, the restructuring of its subsidiaries and the expansion into international markets.

Selectively identify growth opportunities in certain international markets. In accordance with PAE, the Company is conducting feasibility studies for investments in neighboring countries, including, Argentina, Colombia, Peru and Uruguay. Eletrobras’ strategic goal is to generate new energy that can be added to the Interconnected Power System and to integrate certain electrical power systems in the Americas. In order to achieve sustained growth, Eletrobras believes that certain international electricity markets offer opportunities and it plans to selectively identify opportunities in these markets in the future. The Company may also identify and pursue growth opportunities outside of South America, including renewable energy projects.

Organizational Structure

Eletrobras operates generation, transmission and distribution activities in Brazil through the following regional subsidiaries:

  Itaipu, a plant in which Eletrobras and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which is one of the world’s largest hydroelectric plants by volume of energy generated;
  Eletrobras Furnas, which engages in generation and transmission activities in the southeast and part of the center-west regions of Brazil;
  Eletrobras Chesf, which engages in generation and transmission in the northeast region of Brazil;
  Eletrobras Eletronorte, which engages in generation, transmission and limited distribution activities in the north and part of the center-west regions of Brazil and is the holding company of Eletrobras Distribuição Roraima;
  Eletrobras Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is planning to construct a third, Angra III;
  Eletrobras Amazonas Energia, which engages in generation and distribution in the State of Amazonas;
  Eletrobras Eletrosul, which engages in transmission activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;
  Eletrobras Distribuição Piauí, which engages in distribution activities in the State of Piauí;
  Eletrobras Distribuição Alagoas, which engages in distribution activities in the State of Alagoas;
  Eletrobras Distribuição Rondônia, which engages in distribution activities in the State of Rondônia;
  Eletrobras CGTEE, which owns and operates thermal plants in the south region of Brazil; and
  Eletrobras Distribuição Acre, which engages in distribution activities in the state of Acre.

Eletrobras is also the main sponsor of Cepel, the largest technological research and development center in the electricity industry in Latin America, and also holds a majority interest in Eletrobras Eletropar, a holding company that holds minority interests in the following Brazilian distribution companies: (i) AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A – AES Eletropaulo; (ii) Energias do Brasil S.A. – Energias do Brasil; (iii) Companhia de Transmissão de Energia Elétrica Paulista – CTEEP; (iv) Empresa Metropolitana de Águas e Energia S.A. – EMAE; and (v) Companhia Piratininga de Força e Luz – CPFL

The following organizational chart shows the Company’s summarized shareholder structure and subsidiaries as of December 31, 2011 (Eletrobras also has minority shareholdings in 30 state utility companies throughout Brazil, not indicated in this chart):

On February 22, 2008, the board of directors of the Company’s subsidiary Eletrobras Eletrosul resolved to purchase 69,352,857 shares, or 51% of the total shares, of Empresa de Transmissão de Energia de Santa Catarina S.A. – SC Energia and 72,537 shares, or 51% of the total shares, of Empresa de Transmissão de Energia do Rio Grande do Sul S.A. – RS Energia, each of which focuses on the transmission of electricity. The acquisitions were approved by ANEEL in Authoritative Resolution n. 1,665 on November 18, 2008, and the acquisition was completed on February 11, 2009. This acquisition improved Eletrobras’ transmission capacity in the southern region of Brazil by providing the Company with an additional 620 km of transmission lines (360 km from SC Energia, and 260km from RS Energia).

On January 31, 2011, the board of directors of the Company’s subsidiary Eletrobras Eletrosul approved the purchase of 71,264,300 shares, or 51% of the total shares, in Artemis Transmissora de Energia S.A. and 5,100,000 shares, or 26% of the total shares, in Uirapuru Transmissora de Energia S.A., each of which focuses on the transmission of electricity. The acquisitions were approved by ANEEL in Authoritative Resolution n. 2.840 on March 29, 2011.

General Information

Eletrobras was established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration, under the legal name “Centrais Elétricas Brasileiras S.A. – Eletrobras”. The Company is headquartered in Brasilia-DF and its executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071 003, Rio de Janeiro, RJ, Brazil. The telephone number of the investor relations department is +55 21 2514 6331.

7.2 – Operational segments disclosed in the latest three fiscal year-end financial statements or, when existent, consolidated financial statements:

a) Commercialized products and services

The main products and services commercialized by the Company are: (i) the generation of electricity and the sale of such energy to distribution companies and to free consumers; (ii) the transmission of electricity on behalf of other electric power concessionaires; (iii) the distribution of electricity to end consumers.

See item 7.3 of this Reference Form for additional information about the Company’s businesses.

b) Revenues derived from each segment and its representativeness in the Company’s net revenues

Consolidated (R$ million)	Year ended December 31
	2011	% of Total	2010	% of Total	2009	% of Total
Segment
Generation	19,093	64.65%	18,398	68.57%	16,007	69.17%
Transmission	7,779	26.34%	5,894	21.97%	4,607	19.91%
Distribution	2,468	8.36%	2,413	8.99%	2,498	10.79%
Other	193	0.65%	127	0.47%	29	0.13%
Total	29,533	100.00%	26,832	100.00%	23,141	100.00%

c) Profit or loss resulting from each segment and its representativeness in the Company’s net income

Consolidated (R$ million)	Year ended December 31
	2011	2011	2011	2011	2011	2011
Segment
Generation	3,499	93.76%	3,094	137.63%	4,990	547.75%
Transmission	80	2.14%	83	3.69%	364	39.96
Distribution	(100)	-2.68%	-409	-18.19%	(413)	-45.33%
Other	253	6.78%	-520	-23.13%	(4,030)	-442.37%
Total	3,732	100.00%	2,248	100.00%	911	100.00%

7.3 – Information about products and services related to the operational segments

a) characteristics of the production process

b) characteristics of the distribution process

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 64.7%, 68.6% and 69.2% of our total net revenues in the years ended December 31, 2011, 2010 and 2009 respectively. Including Itaipu, our power plants generated 35.5% of the total electricity generated in Brazil in 2011 (44.7% and 51.6% in 2010 and 2009, respectively).

Pursuant to Law n. 5,899, of July 5, 1973, and Decree n. 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil.

Eletrobras had an installed capacity of 41,621 MW as of December 31, 2011, 41,360 MW as of December 31, 2010 (including the 350 MW capacity of Candiota III, which is in operation since January 3, 2011) and 39,453 MW as of December 31, 2009. The increase in capacity over these periods reflects the Company’s continuous growth. Additionally, Eletrobras has approximately 11,573 MW in planned projects throughout Brazil until 2015, which are currently under construction, and has begun feasibility studies for an additional approximately 20,000 MW.

The map below shows the geographic location of our generation assets as of December 31, 2011:

Production Process

The Eletrobras Group is present throughout Brazil. As of December 31, 2011, Eletrobras held 27 operating hydroelectric plants (Itaipu not included), 119 thermal plants (including the thermal plants held by Eletrobras Amazonas Energia in the isolated system), two nuclear plants and four wind/solar power plants. Among the largest and most important plants, the highlights are (Tucuruí (8,370 MW), the Brazilian stake at Itaipu Binacional (7,000 MW), the Paulo Afonso and Moxotó Complex (4,280 MW), Xingó (3,162), Angra 1 and Angra 2 (2,007MW), Serra da Mesa (1,275MW), Furnas (1,226MW) and Sobradinho (1,050MW).

Hydroelectric Power Plants

Hydroelectric plants, which operate through the basic principle of using the energy of waterfalls to generate electricity, are used to provide most of the primary electricity and back-up electricity generated by Eletrobras during peak periods of high demand, and corresponded to 90.7% of the total electricity generated by Eletrobras in 2011. The electric power generation occurs through the utilization of the hydraulic potential existing in a river. The hydraulic potential is provided by the hydraulic flow rate and the concentration of differences in levels existing along the stream of a river. This can occur: (i) naturally, when the difference of level is concentrated in a waterfall; (ii) through a dam, when small differences in level are concentrated at the height of the dam; or (iii) by diverting the river from its natural riverbed, concentrating the small differences in level in such diversion.

Basically, a hydroelectric plant is composed by the following parts: (i) dam; (ii) water collection and adduction systems; (iii) powerhouse; and (iv) system of devolution of water to the natural riverbed. Each part is comprised of a set of constructions and facilities harmoniously designed to efficiently operate together.

The water collected from the lake formed by the dam is transported to the powerhouse through canals, tunnels and/or metallic ducts. After passing by the hydraulic turbine, in the powerhouse, the water is carried back to the natural riverbed, through a tailrace. Thus, the hydraulic power is transformed into mechanic power when the water passes by the turbine, making it spin, and, in the generator – which is mechanically linked to the turbine so, it also spins – the mechanic power is transformed into electric power.

Then, after generated, the electric power is transported through conductor cables or bars from the generator terminals up to the high-frequency transformer, where its voltage is increased for proper conduction through transmission lines, up to the consumption centers. Then, through step-down transformers, the power has its voltage switched to appropriate levels for consumers’ use.

The following chart represents the electricity generation process in a hydroelectric plant:

Thermal Power Plants

Conventional thermal plants generate electric power through a process comprised of three stages, as follows: (i) burning fossil fuel, such as coal, oil or gas, which transforms the water into steam with the heat generated in the boiler; (ii) using this steam, under high pressure, to spin the turbine, which enables the electric generator; and (iii) condensing the steam, transferring the residue of its thermal power to a independent cooling circuit, returning the water to the boiler, and then, concluding the cycle.

The mechanic power is obtained from the passage of the steam through the turbine – making it spin – and through the generator – which is mechanically linked to the turbine so, it also spins – and is transformed into electric power. The electricity generated is transported through conductor cables or bars from the generator terminals up to the high-frequency transformer, where its voltage is increased for proper conduction through transmission lines, up to the consumption centers.

Thermal plants may also operate in a combined cycle, generating the electric power through a process that combines the operation of a gas turbine, propelled by burning natural gas or diesel oil, directly linked to a generator. In that case, the exhaust gas of the gas turbine, due to the temperature, enables the transformation of the water into steam for the activation of a steam turbine, in the same conditions described in the operation process of a conventional thermal plant.

The following chart represents the electricity generation process in a thermal plant:

1 – FUEL ENTRANCE (OIL/COAL/GAS)
2 – GAS TURBINE
3 – AIR ENTRANCE
4 - GENERATOR
5 – WASTE HEAT RECOVERY BOILER
6 - HIGH-FREQUENCY TRANSFORMER
7 – BUS
8 – TRANSMISSION LINE
9 – STEP-DOWN SUBSTATION
10 – DISTRIBUTION NETWORK
11- TRANSFORMER
12 – GAUGE
13 – CONSUMER
14 – CONDENSER
15 – COOLING WATER PUMP
16 – STEAM TURBINE
17 – COOLING WATER SOURCE (RIVER/LAKE/SEA)
17
16
4
14
15
1
3
2
4
18
5
6
6
7
11
12
13
10
9
8

THERMAL PLANT – COMBINED CYCLE

Nuclear Power Plants

Through its subsidiary Eletronuclear, Eletrobras operates two nuclear power plants, as follows: Angra I and Angra II. Currently, Eletronuclear is starting the construction works for the deployment of the third Brazilian nuclear plant: Angra III

A nuclear plant is very similar to a conventional thermal plant. The main difference is that the conventional thermal plant uses a boiler to generate the heat required to boil the water that will be transformed into steam so that it can spin the blades of a turbine, whereas in a nuclear plant, the water heating occurs in a nuclear reactor.

In that case, the heat is generated through nuclear reactions that transform mass into power. There are two ways of using this power to produce electricity: (i) nuclear fission, in which the atomic nucleus is divided into two or more particles; and (ii) nuclear fusion, in which two or more nuclei are united to produce a new element.

The fission of the uranium atom is the main technique used to generate electricity in nuclear plants. The fission of the uranium atom inside of the fuel element rods heats the water that passes through the reactor at a temperature of 320 degrees Celsius. In order to avoid boiling - which would normally occur at 100 degrees Celsius -, this water is kept under a pressure 157 times higher than the atmospheric pressure.

The steam generator performs an exchange of heat between the waters of this first circuit and the secondary circuit, which are independent. With this exchange of heat, the water of the secondary circuit is transformed into steam and moves the turbine – at a speed of 1,800 rpm – which, in turn, activates the electric generator.

After moving the turbine, this steam passes through a condenser, where it is cooled by the sea water, brought by a third independent circuit. The existence of those three circuits blocks the contact of the water that passes through the reactor with the others.

The following chart represents the electricity generation process in a nuclear plant:

Concessions

As of December 31, 2011, Eletrobras operated under the following concessions/authorizations granted by Brazilian Electric Power Agency (Agência Nacional de Energia Elétrica - “ANEEL”) for its generation businesses:

Concessions/ Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession / Authorization	Began Service or expect to begin
Eletrobras CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 7, 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 7, 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 7, 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350.00	January 2024	January 2011

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras Chesf
Funil (1)	Bahia	Hydroelectric	30.00	July 7, 2015	March 1962
Pedra (1)	Bahia	Hydroelectric	20.00	July 7, 2015	April 1978
Araras	Ceará	Hydroelectric	4.00	July 7, 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 25, 2024	January 1957
Paulo Afonso Complex and Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4,280.00	October 2, 2015	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	February 9, 2022	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	October 3, 2015	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	October 10, 2015	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	October 2, 2015	April 1994
Piloto	Bahia	Hydroelectric	2.00	July 7, 2015	February 1949
Camaçari	Bahia	Thermal	360.00	August 10, 2027	February 1979
Dardanelos (9)	Mato Grosso	Hydroelectric	261.00	July 2042	August 2011
Eletrobras Eletronorte
Rio Acre	Acre	Thermal	45.49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	32.75	Indefinite	April 1981
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1998
Electron (TG)	Amazonas	Thermal	60.00	Indefinite	June 2005
Santana	Amapá	Thermal	178.00	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	76.95	July 8, 2015	October 1975
Tucurui	Pará	Hydroelectric	8,370.00	July 11, 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 14, 2029	July 1989
Curuá-Una (2)	Pará	Hydroelectric	30.30	July 27, 2028	July 1977
Senador Arnon Afonso Farias	Roraima	Thermal	85.92	Indefinite	December 1990
Serra do Navio (6)	Amapá	Thermal	23.30	May 20, 2037	November 2008
Dardanelos (9)	Mato Grosso	Hydroelectric	261.00	July 2042	August 2011
Eletrobras Eletronuclear (3)
Angra I	Rio de Janeiro	Nuclear	640.00	Indefinite	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	Indefinite	September 2000
Eletrobras Eletrosul
Cerro Chato I (10)	Rio Grande do Sul	Wind	30.00	August 2045	November 2011
Cerro Chato II (10)	Rio Grande do Sul	Wind	30.00	August 2045	September 2011
Cerro Chato III (10)	Rio Grande do Sul	Wind	30.00	August 2045	May 2011

Eletrobras Holding
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	July 2045	September 2011

Eletrobras Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 29, 2014	April 1997
Serra da Mesa (4)	Goiás	Hydroelectric	1,275.00	May 7, 2011	April 1998
Eletrobras Furnas	Minas Gerais	Hydroelectric	1,216.00	July 7, 2015	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 26, 2020	February 1980
Marimbondo	São Paulo/Minas Gerais	Hydroelectric	1,440.00	March 7, 2017	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476.00	October 31, 2023	April 1973
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	March 16, 2017	March 1956
Manso	Mato Grosso	Hydroelectric	212.00	February 9, 2035	October 2000
Funil (1)	Minas Gerais	Hydroelectric	216.00	July 7, 2015	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	July 7, 2015	January 1969
Campos (5)	Rio de Janeiro	Thermal	30.00	July 27, 2007	April 1968
Santa Cruz	Rio de Janeiro	Thermal	932.00	July 7, 2015	March 1967
Peixe Angical (6)	Tocantins	Hydroelectric	452.00	November 6, 2036	June 2006
Baguari (6)	Minas Gerais	Hydroelectric	140.00	August 2041	November 2009
Retiro Baixo (6)	Minas Gerais	Hydroelectric	82.00	August 2041	March 2010
Foz do Chapecó (6)	Rio Grande do Sul	Hydroelectric	855.00	November 2036	August 2010
Serra do Facão (6)	Goiás	Hydroelectric	212.60	November 2036	October 2010

Itaipu (7)
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	—

Eletrobras Amazonas Energia
Aparecida	Amazonas	Thermal	251.50	Indefinite	February 1984
Mauá	Amazonas	Thermal	738.10	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	277.50	March 1, 2027	January 1989
UT CO Cidade Nova	Amazonas	Thermal	29.70	Indefinite	August 2008
UT AS São José	Amazonas	Thermal	73.40	Indefinite	February 2008
UT FO Flores	Amazonas	Thermal	124.70	Indefinite	August 2008
UTE Iranduba	Amazonas	Thermal	66.30	Indefinite	November 2010
UTE Distrito.	Amazonas	Thermal	51.30	Indefinite	October 2010
Electron (TG)	Amazonas	Thermal	121.10	Indefinite	June 2005
Others	Amazonas	Thermal	439.00	Indefinite	—
Under Construction Suitable Plants
Simplício	Rio de Janeiro/Minas Gerais	Hydroelectric	333.70	August 2041	August 2011
Batalha	Minas Gerais/Goiás	Hydroelectric	52.50	August 2041	May 2012
Passo São João	Rio Grande do Sul	Hydroelectric	77.00	August 2041	January 2012
São Domingos	Mato Grosso do Sul	Hydroelectric	48.00	December 2037	February 2012
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric Central	15.00	December 2035	March 2012
João Borges	Santa Catarina	Small Hydroelectric Central	19.00	December 2035	March 2012
Angra III	Rio de Janeiro	Nuclear	1,405.00	Indefinite	December 2015
Casa Nova	Bahia	Wind	180.00	January 2045	January 2013
Special Purpose Vehicle
Jirau	Rondônia	Hydroelectric	3,750.00	August 2043	January 2013
Santo Antônio	Rondônia	Hydroelectric	3,150.00	June 2043	December 2011
Mauá (8)	Paraná	Hydroelectric	361.00	July 2042	January 2012
Belo Monte	Pará	Hydroelectric	11,233.00	August 2044	February 2015
São Pedro do Lago	Bahia	Wind	28.80	February 2046	January 2013
Pedra Branca	Bahia	Wind	28.80	February 2046	January 2013
Sete Gameleiras	Bahia	Wind	28.80	February 2046	January 2013
Miassaba 3	Rio Grande do Norte	Wind	50.40	August 2045	March 2012
Teles Pires	Mato Grosso/Pará	Hydroelectric	1,820.00	March 2045	January 2015
Rei dos Ventos 1	Rio Grande do Norte	Wind	48.6	December 2045	May 2011
Rei dos Ventos 3	Rio Grande do Norte	Wind	48.60	December 2045	November 2011
Livramento Complex	Rio Grande do Sul	Wind	78.00	April 2047	March 2013

 (1)     Approval for the renovation of the environmental licenses of both Funil and Pedra has been requested but the licenses have not yet been granted. However, this does not affect the operations at either plant.

 (2)     This plant was transferred from Celpa to Eletrobras Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletrobras Eletronorte relating to sales of energy.

 (3)     The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.

 (4)     Pending MME’s approval.

 (5)     This plant is not operational.

 (6)     Serra do Navio, Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó and Serra do Facão are special purpose entities in which we hold an ownership interest of 49.0%, 40.0%, 15.0%, 49.0%, 49.5% and 40.0%, respectively. Figures in this table refer to the total capacity of each plant.

 (7)     Itaipu does not operate pursuant to a concession but rather the Itaipu Treaty that expires in 2023. We own 50.0% of Itaipu Binacional.

 (8)     This plant is owned by the Cruzeiro do Sul Energetic Consortium, in which Eletrobras Eletrosul holds a 49.0% ownership interest.

 (9)     Our subsidiaries Eletrobras Eletronorte and Eletrobras Chesf both owned 24.0% of this unit. Figure in this table refers to the total capacity of the plant.

 (10)   Eletrosul has 90.0% of each plant.

Source: internal sources.

Types of Plants

Hydroelectric power plants accounted for 90.7% of the total power generated by Eletrobras in 2011, compared to 91.0% in 2010 and 93.1% in 2009.

Eletrobras also generates electricity through its thermal and nuclear plants. Thermal plants accounted for 2.9% of the total power generated by Eletrobras in 2011, compared to 2.8% in 2010 and 1.6% in 2009. Nuclear plants accounted for 6.4% of the total power generated by Eletrobras in 2011, compared to 6.3% in 2010 and 5.4% in 2009.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2011	2010 (2)	2009
	(MWh)
Type of plant:
Hydroelectric (1)	221,787,327	209,030,648	224,511,387
Thermal	7,013,394	6,369,683	3,809,229
Nuclear	15,644,251	14,543,807	12,975,088

Total	244,444,973	229,944,139	241,295,704

 (1)   Including Itaipu.

 (2)   Does not consider energy generated by SPEs in which we hold equity interests.

Hydroelectric Plants

Hydroelectric plants are the most cost-efficient source of electricity for Eletrobras, although efficiency is significantly dependent on meteorological factors, such as the level of rainfall. Based on the Company’s experience with both types of plants, Eletrobras believes construction costs for hydroelectric plants are higher than for thermal plants; however, the average useful life of hydroelectric plants is longer. Eletrobras uses its hydro-powered plants to provide the bulk of its primary and back-up electricity generated during peak periods of high demand. During periods of rapid change in supply and demand, hydroelectric plants also provide greater production flexibility than other forms of electric generation because the plant operator is able to instantly increase (or decrease) output from these sources, in contrast to thermal or nuclear facilities where there is a time lag while output is adjusted.

As of December 31, 2011, Eletrobras owned and operated 27 hydroelectric plants; in addition, the Company held a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and interests in the Peixe Angical (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%) and Dardanelos (49%) plants. Also, Eletrobras has interests in the Serra Mesa (48.5%) and Manso (70.0%) plants. The National System Operator (Operador Nacional do Sistema – “ONS”) is solely responsible for determining, in any year, how much electricity each of the Company’s plants should generate. As of December 31, 2011, the total installed capacity of the hydroelectric plants held by Eletrobras was 41.6 MW (including 50.0% of Itaipu and our participations referred to above). The following tables set out information with respect to hydroelectric plants owned by Eletrobras as of December 31, 2011 and for the year then ended:

	Installed (1) Capacity	Assured Energy (2)	Began Service
	(MW)
Hydroelectric plants:
Curuá-Una (3)	30.0	24.00	1977
Peixoto (Mascarenhas de Morais)	476.0	295.00	1973
Curemas	35.2	1.90	1957
Paulo Afonso complex and Moxotó	4,280.0	2,225.00	1957
Funil (Eletrobras Chesf)	30.0	14.73	1962
Eletrobras Furnas	1,216.0	598.00	1963
Araras	4.0	—	1967
Funil (Eletrobras Furnas)	216.0	121.00	1969
Estreito	1,050.0	495.00	1969
Boa Esperança	257.3	143.00	1970
Porto Colômbia	320.0	185.00	1973
Coaracy Nunes (3)	77.0	—	1975
Marimbondo	1,440.0	726.00	1975
Pedra	20.0	6.84	1978
Sobradinho	1,050.0	531.00	1979
Luiz Gonzaga	1,479.0	959.00	1979
Itumbiara	2,082.0	1,015.00	1980
Tucurui complex	8,370.0	4,238.00	1984
Samuel (3)	216.8	73.54	1989
Balbina (3)	277.5	—	1989
Xingó	3,162.0	2,139.00	1994
Corumbá I	375.0	209.00	1997
Serra da Mesa (4)	1,275.0	671.00	1998
Manso (4)	212.0	92.00	2000
Peixe Angical (5)	452.0	271.00	2006
Piloto	2.0	—	1949
Baguari (7)	140.0	80.00	2009
Retiro Baixo (8)	82.0	38.50	2010
Serra do Facão (9)	212.6	182.40	2010
Foz do Chapecó (10)	855.0	432.00	2010
Itaipu (6)	14,000.0	8,577.00	1985
Dardanelos (11)	261.0	154.90	2011

 (1)     The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.

 (2)     Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.

 (3)     The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.

 (4)     Eletrobras owns 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.

 (5)     Eletrobras owns 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.

 (6)     Eletrobras owns 50.0% of the Itaipu plant. Figures in this table refer to the entire capacity/utilization of the plant.

 (7)     Eletrobras owns 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.

 (8)     Eletrobras owns 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.

 (9)     Eletrobras owns 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.

 (10)   Eletrobras owns 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.

 (11)   Eletrobras owns 49.0% of the Dardanelos plant.

The following table describes the energy generated by the hydroelectric plants owned by Eletrobras, the assured energy and the actual operational utilization. The measurement of the assured energy was converted to MWh so that it can be compared against the energy generated.

	Assured Energy	Generated Energy (1)	Actual Operational Utilization
	( MWh)		(%)
Hydroelectric plants:
Funil (Eletrobras Chesf)	129,035	57,128	44.27
Pedra	59,918	10,638	17.75
Araras	0	0	0.00
Curemas	16,644	10,575	63.54
Paulo Afonso complex and Moxotó	19,491,000	16,785,017	86.12
Sobradinho	4,651,560	4,042,104	86.90
Luiz Gonzaga	8,400,840	7,744,147	92.18
Boa Esperança	1,252,680	1,325,618	105.82
Xingó	18,737,640	18,675,443	99.67
Coaracy Nunes (2)	—	557,801	0.00
Tucurui complex	37,254,090	41,022,761	110.12
Samuel	796,634	636,384	79.88
Corumbá I	1,830,840	2,001,827	109.34
Curuá-Una (2)	217,686	224,302	103.04
Serra da Mesa (3)	2,848,459	1,346,807	47.28
Furnas	5,238,480	5,861,889	111.90
Itumbiara	8,891,400	7,670,879	86.27
Marimbondo	6,359,760	7,631,117	119.99
Peixoto (Mascarenhas de Morais)	2,584,200	3,055,386	118.23
Porto Colômbia	1,620,600	2,005,059	123.72
Manso (3)	564,144	340,784	60.41
Funil (Eletrobras Furnas)	1,059,960	1,152,060	108.69
Estreito	4,336,200	4,443,108	102.47
Balbina (2)	—	1,362,488	—

Total	126,613,048	129,541,788	101.28 (4)

(1)    Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through the Company’s participation in SPEs.

(2)    The Balbina, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.

(3)    Eletrobras owns 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.

(4)    This percentage is based on the average operational utilization.

See “Concessions” for information on the hydroelectric power plants operated by Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$1,329 million in 2011, compared to R$1,087 million in 2010 and R$1,888 million in 2009. These fees are recorded as operating costs in our financial statements.

Our subsidiaries have acquired concessions for the construction of 10 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins (1)
	(MW)
New plants:
Barra do Rio Chapéu	15.0	October 2008	July 2012
Mauá	361.0	July 2008	July 2012
Batalha	52.5	June 2008	May 2013
Simplício	337.7	March 2007	May 2012
São Domingos	48.0	August 2009	September 2012
Santo Antônio	3,150.0	September 2008	May 2012
Jirau	3,750.0	February 2009	January 2013
Belo Monte	11,233.0	May 2011	February 2015
João Borges	19.0	June 2010	December 2012
Teles Pires	1,820.0	August 2011	April 2015
Passo São João	77.1	November 2007	January 2012

(1)    Estimated dates based on current timetable.

Simplício and Paulistas (Batalha) will be operated only by Eletrobras Furnas. Dardanelos will be operated by the subsidiaries Eletrobras Chesf and Eletrobras Eletronorte in association with partners. The other new plants will be operated solely by the subsidiary Eletrobras Eletrosul other than the Mauá plant, which will be jointly operated by our subsidiary Eletrobras Eletrosul and by Companhia Paranaense de Energia S.A. – Copel, a third party. Eletrobras intends to finance these plants from cash flow from operations, and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

On August 19, 2011, IBAMA granted Companhia Hidrelétrica Teles Pires an installation license for the construction of UHE Teles Pires on the Teles Pires River. The plant’s dam will be located between the States of Mato Grosso and Pará. Companhia Hidrelétrica Teles Pires is a SPE whose main shareholders are Neoenergia (50.1%), holding company of Grupo Neoenergia, Eletrobras Eletrosul (24.5%), Eletrobras Furnas (24.5%) and Odebrecht Participações e Investimentos (0.9%). These companies form the Teles Pires Energia Eficiente consortium.

Thermal Plants

As of December 31, 2011, Eletrobras owned and operated 119 thermal plants. In addition, the Company held a 49.0% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of the Company’s thermal plants was 4,535 MW as of December 31, 2011, compared to 4,535 MW as of December 31, 2010 and 3,069 MW as of December 31, 2009

The following table sets out information regarding the thermal plants owned by Eletrobras as of December 31, 2011 and for the year ended:

	Installed Capacity	Generated Energy (2)	Assured Energy (1)
	(MW)	(MWh)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	478,731.0	2,203,140
S. Jerônimo (Candiota)	20.00	44,274.0	110,376
Candiota III	350.00	1,379,630.0	2,557,920
Nutepa (Candiota)	24.00	0.0	53,436
Santa Cruz	932.00	180,686.0	6,421,080
Campos	30.00	0.0	183,960
Camaçari	346.80	11,790.0	2,013,048
Electron	60.00	4,303.0	—
Rio Madeira	119.40	0.0	—
Santana	178.10	719,411.0	—
Rio Branco I	18.60	0.0	—
Rio Branco II	31.80	0.0	—
Rio Acre	45.49	34,464.0	—
Mauá	711.40	1,402,712.0	—
Senador Arnon Farias de Mello	85.92	0.0	—
Aparecida	251.50	536,331.0	—
Cidade Nova	20.00	106,840.0	—
São José	50.00	272,653.0	—
Flores	80.00	392,481.0	—
Distrito	40.00	169,040.0	—
Iranduba	50.00	138,651.0	—
Others in the Isolated System	597.10	1,141,398.0	—
Total	4,488.11	7,013,395.0	13,542,960

 (1)   Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of the Company’s thermal plants are part of the Isolated system.

 (2)   Generated Energy does not include energy generated through Eletrobras’ participations in SPEs.

In December 2005, the subsidiary Eletrobras CGTEE was granted authorization to begin construction on an extension of the Candiota thermal plant. This extension has increased the installed capacity of the Candiota thermal plant by 350 MW and will require an investment of approximately R$939 million. Construction on this extension began in July 2006 and commercial operation commenced in January 2011.

Each of the thermal plants owned by Eletrobras operates on coal and/or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location. Although Eletrobras does not have alternatives if its sources of these raw materials become unavailable or uneconomical, the Company has spare capacity in its hydroelectric plants and is increasing its investment in transmission lines, which when completed, will allow Eletrobras to partially compensate for any disruption in supplies. Eletrobras is not subject to price volatility with respect to these raw materials because the Brazilian Government and entities that the Brazilian Government controls regulate prices, which they set annually.

Eletrobras seeks to operate its thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. The thermal plants are significantly less efficient and have significantly shorter useful lives, than hydroelectric plants. Eletrobras incurred gross expenditure for fuel purchased for energy production of R$163 million for 2011, compared to R$253 million for 2010 and R$756 million for 2009, which are reimbursed to us from the Fuel Consumption Account (Conta de Consumo de Combustíveis – “CCC Account”) in accordance with Law n. 12,111. The amounts in 2009 are not comparable to the amounts in 2011 and 2010 due to the change in the presentation of certain line items as further described in item 10.1(h) of this Reference Form.

Eletrobras has recovered a substantial portion of the thermal plants’ excess operating costs, which correspond to the difference between the cost of a thermal plant and the cost of a hydroelectric plant, through reimbursements pursuant to the CCC Account. The Brazilian Government created the CCC Account in 1973 for the purpose of building financial reserves to cover the costs of using fossil fuel thermal power plants, which are more expensive to operate than hydroelectric plants, in the Basic Network and the Interconnected Power System should a power shortage create a need for increased production of thermal power plants. Consumers of electricity distributors in Brazil are required to contribute annually to the CCC Account, which in effect serves as an insurance fund against an extraordinary situation, such as a rainfall shortage, which would require increased use of thermal plants. The aggregate amount of the annual required contribution is calculated on the basis of the current year’s cost of fuel estimates for all thermal plants. Each utility is then allocated a proportional contribution towards the aggregate amount based on such utility’s total electricity sales during the previous year. In 1993, the scope of the CCC Account was extended to include a portion of the costs of thermal electricity generation in isolated, non-integrated grids in remote areas of Brazil’s northern region.

Each of the subsidiaries Eletrobras Furnas, Eletrobras Chesf, CGTEE and Eletrobras Eletronorte receives CCC Account reimbursement for its thermal plant fuel costs, thereby reducing the operating costs of each of their plants. Eletrobras administers the CCC Account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network are being phased out in conjunction with the development of a competitive wholesale market. In the event of a complete phase out of the CCC Account, Eletrobras and its subsidiaries will have to bear the entire operating costs of its thermal plants.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in the thermal plants owned by Eletrobras in the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(R$ thousands)
Type of fuel
Coal	95,719	68,435	68,445
Light oil	3,872,179	2,346,923	2,658,571
Crude Oil	30,529	38,329	21,434
Gas	30,549	2,160	3,483
Uranium	294,800	270,842	241,471

Total	4,323,776	2,726,689	2,993,405

	Year Ended December 31,
	2011	2010	2009
Type of fuel
Coal (tons)	1,957,566	1,142,228	1,227,931
Light oil (liters)	681,019,419	611,848,980	606,616,506
Crude Oil (tons)	25,879,055	28,865,267	24,512
Gas (m3)	46,446,077	2,155	4,134,612
Uranium (Kg)	263,345	293,669	286,073

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for Eletrobras. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, Eletrobras expects to continue to own 99.8% of Eletrobras Eletronuclear.

Through Eletrobras Eletronuclear, Eletrobras operates two nuclear power plants, Angra I, with an installed capacity of 640 MW, representing approximately 0.51% of the Company’s total installed capacity and Angra II, with 1,350 MW, representing approximately 1.08% of the Company’s total installed capacity (not considering Itaipu). In addition, Eletrobras Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. The construction is estimated to take between 3 and 5.5 years. On March 5, 2009, IBAMA issued an installation license to Eletrobras Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction license to Eletrobras Eletronuclear. Once constructed, Eletrobras estimates that Angra III will have an installed capacity of 1,405 MW and that the cost of its construction will be approximately R$10.5 billion.

The following table sets out information regarding the nuclear plants owned by Eletrobras as of December 31, 2011 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy (1)	Began Service (2)
	(MW)	(MWh)	(MWh)
Nuclear plant:
Angra I	640	4,263,041	3,215,000	January 1, 1985
Angra II	1,350	10,280,767	9,706,000	September 1, 2000
Total	1,990	14,543,808	12,921,000

(1)    For the Company’s nuclear plants, assured energy is not limited by ONS or any other regulatory body.

(2)    Commercial operation in: Angra I – January 1985 and Angra II – September 2000.

The installed capacity of Angra I is 640 MW. Eletrobras estimates that Angra I will be operating at 96.2% capacity in 2012 in line with industry standards. Accordingly, the assured energy of Angra I in 2012 will be 3,223,728 MWh/yr.

With respect to Angra II, its installed capacity is 1,350 MW (nominal power). Eletrobras also estimates that Angra II will be operating at 85.7% capacity in 2012 in line with industry standards. Accordingly, the assured energy of Angra II will be 9,732,672 MWh/yr in 2012.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras – INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract. Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletrobras Eletronuclear (and the previous owner of Angra I – Eletrobras Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a work group by Eletrobras Eletronuclear created in 2001. In relation to Angra I, the estimated decommissioning cost is U.S.$293 million and in relation to Angra II, the estimated decommissioning cost is U.S.$406 million. The economic useful life of the plants was estimated to be 40 years. Eletrobras Eletronuclear makes provisions for the estimated present value of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletrobras Eletronuclear is sold to the Company’s subsidiary Eletrobras Furnas at a regulated price determined by ANEEL (Law n. 12,111 of December 9, 2009). This regulated price reflects Eletrobras Eletronuclear’s nuclear fuel acquisition and financial index correction (IPCA). However, in on-selling this electricity to distribution companies, Eletrobras Furnas is required to participate in the public auction process, in which other generation companies in a pool provide bids that reflect the maximum cost of electricity each is willing to supply and the distribution companies pay a price equal to an average of all these bids. As a result of this auction process, the price that Eletrobras Furnas sells in the auction is higher than that it paid to Eletrobras Eletronuclear for the corresponding electricity. Historically, however, the reverse has been true and Eletrobras recorded consolidated losses in respect of electricity generated by Eletrobras Eletronuclear (the price adjustments for Eletrobras Eletronuclear are higher than those applied for Eletrobras Furnas). The Company analyzed different measures to reduce these losses if this situation re-occurs, including replacing Eletrobras Furnas in the supply chain described above with Eletrobras itself, which is not required to sell electricity only pursuant to the auction process.

Sales of Electricity Generated

Eletrobras sold approximately R$14,616 million of electricity generated (net of electricity purchased for resale and VAT and other taxes) in 2011, compared to R$14,573 million in 2010 and R$13,410 million in 2009. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. Eletrobras owns certain distribution companies that operate in the northern and northeastern regions of Brazil and sells a relatively small portion of the electricity it generates to these distribution companies, which does not give rise to revenues in the generation segment as discussed in “Distribution”, below.

Eletrobras sells the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions served by Eletrobras in the periods presented:

		1. Year Ended December 31
	2011		2010		2009
	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	11,089,516	121,534,206	7,028,630	117,050,494	7,764,867	103,134,869
Through free market agreements or bilateral contracts (energy charge)	3,748,996	54,777 ,952	4,398,180	65,792,556	3,540,545	62,965,388
Itaipu	5,769,310	91,522,813	8,203,198	85,302,628	6,710,772	91,239,063

Total	20,607,822	267,834,971	19,588,008	254,784,279	18,016,184	257,339,320

The table below shows a summary of the amount of electricity that Eletrobras has sold through auction sales:

	Year Ended December 31,
	2011	2010	2009
Capacity Average (MW):
1st Auction	11,003	11,003	11,003
2nd Auction	644	644	644
3rd Auction	—	—	—
4th Auction	396	396	396
5th Auction	180	180	180

Total	12,223	12,223	12,223
Energy (MWh) per year	107,073,480	107,073,480	107,073,480
Average tariff (R$/MWh)	64.77	64.77	64.77
Estimated revenues (R$ thousands)	6,935,149	6,935,149	6,935,149

With respect to supply contracts, the amount that Eletrobras receives from each sale is determined on the basis of a “capacity charge,” an “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). The Company’s purchases of Itaipu electricity, and its sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Eletrobras Furnas). The sales of electricity (through the subsidiaries Eletrobras Chesf and Eletrobras Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, invitations to participate in auctions are prepared by ANEEL and, in the event that the Company is successful, it enters into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in Eletrobras’ transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 26.3% of the total net revenues in 2011, compared to 22.0% in 2010 and 19.9% in 2009. The electricity that Eletrobras generates is transported through Brazil’s tension transmission network, with 53,923 km of transmission lines belonging to Eletrobras above 230 kV as of December 31, 2011, compared to 53,790 km in 2010 and 53,148 km as of December 31, 2009. Including partnerships with private companies in SPCs/Consortia Eletrobras has approximately 59,336 km above 138 KV in operation as of December 31, 2011. In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected Power System in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected Power System.

The map below shows the geographic location of our transmission assets as of December 31, 2011:

Transmission Concessions

As of December 31, 2011, the transmission operations of Eletrobras were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Eletrobras Furnas	19,419.0	69 – 750	4.15
Eletrobras Chesf	18,644.6	69 – 500	4.01
Eletrobras Eletrosul	10,006.1	69 – 500	4.76
Eletrobras Eletronorte	9,883.1	69 – 500	3.53
Eletrobras Amazonas Energia	600.8	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Eletrobras Furnas and Eletrobras Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2011:

	750 kV	600 kV (DC) (1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Eletrobras Chesf	—	—	5,118.4	—	12,805.6	384.0	336.6	18,644.6
Eletrobras Eletronorte (2)	—	—	3,243.3	—	5,577.8	959.1	202.8	9,983.1
Eletrobras Eletrosul	—	—	2,945.5	—	5,150.6	1,841.3	68.7	10,006.1
Eletrobras Furnas	2,698.0	1,612.0	4,570.5	6,220.5	1,949.0	2,204.0	165	19,419.0
Eletrobras Amazonas Energia	—	—	—	—	364.9	—	235.9	600.8
Total	2,698.0	1,612.0	15,877.2	6,220.5	25,847.9	5,388.4	1,009.0	58,653.6

 (1)   DC means direct current.

 (2)   This table does not include transmission lines owned by SPEs in which Eletrobras participates. Had such transmission lines been included, the total would be 60,345 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that Eletrobras was responsible for as of December 31, 2011, considering its participations in SPEs:

	750 kV	600 kV (DC) (1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	100.00	48.93	—	62.82	57.61	53.16
Others	0.00	0.00	51.07	100.00	37.18	42.39	46.84

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

 (1)     DC means direct current.

Except in relation to a small portion of transmission lines of Eletrobras Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2011, Eletrobras owned approximately 53.2% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Net operating revenues from transmission were R$7,779 million in 2011, compared to R$5,895 million in 2010 and R$4,607 million in 2009. As a generation company, Eletrobras must also pay a tariff in respect of our transmission of electricity over those transmissions that it does not own. Taking into account all transmission lines in Brazil (230 kV and above), this means Eletrobras pays a tariff in respect of 46.8% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2011, approximately 2.23% of all electricity transmitted in the system.

Eletrobras operates as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes Eletrobras to charge fees for the use of its transmission system by other electricity companies.

Through Eletrobras Furnas, the Company charges a tariff (approximately R$4,003.45 per MW/month as of June 28, 2011) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Eletrobras Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 750 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network.

Expansion of Transmission Activities

The main transmission companies of Eletrobras took part in a planning initiative related to the expansion of the PAE 2009/2012 transmission network through the Regional Transmission Study Group (GET), which is responsible for such transmission expansion initiatives at a regional level. In addition, these transmission companies took part in the regional networks and plant integration studies.

PAE initiatives included, among others, studies on the integration of the Belo Monte hydroelectric plant, focusing on alternative means of transmission to allow for the distribution of electric power from the Belo Monte plant to the northern, northeastern and southeastern regions of Brazil.

Additionally, the government has recently announced a new project to install broadband throughout Brazil using existing transmission lines.

Distribution

Distribution of Electricity

The Company’s distribution activities constitute a relatively small proportion of its overall operations. Net revenues (including financial revenues at holding company level), from distribution represented 8.3% of the total net revenues in 2011, compared to 10.9% in 2010 and 10.8% in 2009.

Distribution Companies

The following companies in Eletrobras Group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•        Eletrobras Eletronorte, which distributes power directly to industrial consumers through its wholly owned subsidiary known as Eletrobras Distribuição Roraima. Eletrobras Eletronorte’s distribution concession ends on July 7, 2015;

•        Eletrobras Amazonas Energia, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that ends on July 7, 2015;

•        Eletrobras Distribuição Alagoas, which distributes electricity in the State of Alagoas pursuant to a concession that ends on July 12, 2015;

•        Eletrobras Distribuição Piauí, which distributes electricity in the State of Piauí pursuant to a concession that ends on July 12, 2015;

•        Eletrobras Distribuição Rondônia, which distributes electricity in the State of Rondônia pursuant to a concession that ends on July 12, 2015;

•        Eletrobras Distribuição Acre, which distributes electricity in the State of Acre pursuant to a concession that ends on July 12, 2015; and

•        Eletrobras Distribuição Roraima (previously known as Boa Vista Energia S.A.), which distributes electricity in the city of Boa Vista, the capital of the State of Roraima, pursuant to a concession that ends on July 7, 2015.

The table below indicates relevant operational numbers of the distribution companies owned by Eletrobras as of December 31, 2011:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Eletrobras Amazonas Energia	750,727	62	18,967	49
Eletrobras Distribuição Alagoas	914,843	102	35,815	37
Eletrobras Distribuição Piauí	1,010,066	224	64,220	76
Eletrobras Distribuição Rondônia	512,949	52	46,000	50
Eletrobras Distribuição Acre	213,094	22	16,382	14
Eletrobras Distribuição Roraima	88,057	1	5,872	3

Each of Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia and Eletrobras Distribuição Acre was previously owned by the individual Brazilian state in which each respective company operated. Companhia Energética de Roraima, which is owned by the State of Roraima, transferred the assets and liabilities pertaining to the city of Boa Vista to a newly formed company to be controlled by Eletrobras Eletronorte, Eletrobras Distribuição Roraima. Eletrobras first made equity investments in these companies in 1996 with the objective of improving their financial condition and preparing them for privatization. Eletrobras Amazonas Energia was created in 2008 as a result of the merger between Ceam and Manaus Energia S.A. Ceam was also previously owned by the Brazilian state in which it operated and Eletrobras also made an investment in Ceamin 1996 with the objective of improving its financial condition and preparing it for privatization.

Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Roraima and Eletrobras Distribuição Acre operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the very poorest regions in the country. One of the principal continuing challenges of Eletrobras in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. Eletrobras is attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Management Structure for the Distribution Activities

In May of 2008 Eletrobras introduced a new management structure for its distribution activities. Until May 2008, Eletrobras managed its investment in Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Amazonas Energia, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Roraima and Eletrobras Distribuição Acre through the Comitê Gestor das Empresas Federais de Distribuição (a management committee) which focused on, among other matters, proposing financial strategies and targets to improve the financial condition of these companies.

Pursuant to the new structure, this management committee no longer exists. The new structure involves one executive officer at the Eletrobras level, currently Mr. Marcos Aurélio Madureira da Silva, acting as chief executive officer of each of the companies involved in distribution. Each of the companies involved in distribution will then have the same chief financial officer, engineering officer, commercial officer and regulatory officer, in each case appointed by the chief executive officer of these distribution companies.

Transmission and Distribution System

Eletrobras’ transmission and distribution network consists of overhead transmission lines and sub-stations with varying voltage ranges. The clients served through the Company’s distribution network are classified by voltage level. With respect to the distribution to state utilities and industrial companies, Eletrobras distributes electricity at higher voltage levels (up to 750 kV), while it distributes to residential and certain commercial companies at lower voltage levels (either at 230 kV, 138 kV or 69 kV).

System Performance

The following table sets forth information concerning electricity losses for the distribution companies owned by Eletrobras, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
Technical losses	9.1%	8.4%	9.1%
Commercial losses	19.5%	22.3%	21.6%
Total electricity losses	28.6%	31.1%	30.7%

Outages:
Frequency of outages per customer per year (number of outages)	32.0	33.7	35.0
Duration of outages per customer per year (in hours)	36.5	37.8	37.2
Average response time (in minutes)	220.2	204.8	146.7

Electricity Losses

There are two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for the Company’s distribution business were 34.3% of energy generated and bought in the year ended December 31, 2011 compared to 31.1% of energy generated and bought in the year ended December 31, 2010 and 30.7% of energy generated and bought in the year ended December 31, 2009.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to Eletrobras. Commercial losses at these companies have averaged approximately 30% of electricity generated and sold over recent periods. The Company is attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

For example, Eletrobras has invested in system that monitors the energy consumption by large clients through remote reading equipment. As a result, Eletrobras Amazonas Energia was able to recover R$3 million in 2011 after fining 16,500 properties, of which 3,000 had illegal connections. In 2011, Eletrobras managed to recover R$455 million from defaulting customers of its distribution companies.

In 2011, the Company’s distribution companies experienced a reduction in losses. Particularly, Eletrobras Distribuição Alagoas and Eletrobras Distribuição Rondônia, reduced its losses by 1.5% and 11.3%, respectively. In February 2011, Eletrobras entered into a loan agreement with the World Bank in the amount of U.S.$495 million. This money will be used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of the services and improving the economic and financial condition of the Company’s distribution companies. This project is intended to reduce losses and consequently to strengthen the operational revenues of the distribution companies.

The following table sets out information regarding total losses in the distribution segment of Eletrobras recorded by each distribution company set forth below:

	Year Ended December 31,
	2011	2010	2009
	(percentages)
Company:
Eletrobras Distribuição Alagoas	29.95	31.45	31.34
Eletrobras Distribuição Piauí	33.03	33.51	35.47
Eletrobras Distribuição Rondônia	27.78	39.08	31.54
Eletrobras Distribuição Acre	23.42	24.08	26.20
Eletrobras Amazonas Energia	41.84	42.40	42.70
Eletrobras Distribuição Roraima	15.78	16.13	17.09

Power Outages

With respect to the Interconnected Power System, Eletrobras aims to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. The Company’s average response time in the Interconnected Power System in 2011 was 3.91 hours. The following table sets forth the average response time, in hours, to repair requests in the Interconnected Power System:

	Year ended December 31,
	2011	2010	2009
Company:
Eletrobras Distribuição Alagoas	2.22	2.18	1.97
Eletrobras Distribuição Piauí	5.60	3.97	2.88
Average	3.91	3.1	2.43

With respect to distribution operations in the Isolated system, Eletrobras aims to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. The Company’s average response time in the Isolated system in 2011 was 3.55 hours. The following table sets forth the average response time, in hours, to repair requests in the Isolated system:

	2. Year ended December 31,
	3. 2011	4. 2010	5. 2009
Company:
Eletrobras Distribuição Acre	4.91	6.84	4.92
Eletrobras Distribuição Rondônia	5.43	3.40	1.54
Eletrobras Amazonas Energia	2.41	2.71	2.60
Eletrobras Boa Vista Energia	1.46	1.38	0.77
Average	3.55	3.58	2.46

Consumers

The following table sets forth the Company’s total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(MWh)
Distribution to:
State utilities	1,872,815	1,358,030	1,337,877
Industrial	2,978,936	2,814,782	2,433,128
Residential	4,907,094	4,574,356	4,030,471
Commercial	2,871,517	2,662,126	2,387,589
Other (1)	949,814	1,373,239	1,236,566
Total	13,580,176	12,781,533	11,425,631

(1)    This figure includes distribution to rural customers and the government.

Tariffs

Eletrobras classifies its customers into two different groups, Group A and Group B, based on the voltage level at which the Company supplies the electricity to its customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they demand electricity at higher voltages, which requires a lower level of use of the energy distribution system. Tariffs charged for sales of electricity to final customers are determined pursuant to the corresponding concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see item 7.9 of this Reference Form.

Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although customers may opt for a differentiated tariff in peak periods. Tariffs for Group A customers are composed of two components: a “capacity charge” and an “energy charge.”

The capacity charge, expressed in reais  per MW, is based on the higher of: (i) contracted firm capacity; or (ii) power capacity actually used. The energy charge, expressed in reais  per MWh, is based on the amount of electricity actually consumed. Tariffs charged to Group A customers are lower than those for Group B customers because Group A customers consume electricity at higher voltage ranges, and therefore avoid the costs associated with lowering the electricity voltage as is required for consumption by our Group B customers.

Group B customers receive electricity at less than 2.3 kV (220V and 127V). Tariffs for Group B customers consist solely of an energy consumption charge and are based on the classification of the customer.

Billing Procedures

The procedure Eletrobras uses for billing and payment for electricity supplied to its customers is determined by customer category. Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage customers are billed within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice is sent to the customer and a period of 15 days is provided to satisfy the amount owed. If payment is not received within three business days after the 15-day period, the customer’s electricity supply is suspended. High voltage customers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of non-payment, a notice is sent to the customer two business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the customer is subject to discontinuation of service.

As of December 31, 2011, 2010 and 2009, customers in default represented an average of 18.5%, 15.7% and 13.6% (not including Eletrobras Distribuição Acre) of annual revenues, respectively. These default rates have generally remained stable over recent years and Eletrobras does not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

Eletrobras purchased 15,576 GWh of electricity for distribution in 2011, compared to 14,285 GWh in 2010 and 12,942 GWh in 2009. The distribution companies owned by Eletrobras purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price paid for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Eletrobras

Brazilian law allows Eletrobras to only lend to its subsidiaries. Historically, Brazilian law allowed Eletrobras to act as lender to its subsidiaries and to public energy utilities under the Company’s control. While certain of those subsidiaries are no longer in the Eletrobras Group, the majority of the loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of the Company’s operations because most companies in the industry were state-owned, allowing Eletrobras to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts recorded on the consolidated balance sheet of Eletrobras were R$9.7 billion as of December 31, 2011, R$9.7 billion as of December 31, 2010 and R$11.8 billion as of December 31, 2009. Of this total amount, loans to Itaipu accounted for R$5.8 billion as of December 31, 2011, R$5.7 billion as of December 31, 2010 and R$6.5 billion as of December 31, 2009. The loans related to the Company’s distribution companies are as follows: R$3.8 billion as of December 31, 2011, R$4.0 billion as of December 31, 2010 and R$5.3 billion as of December 31, 2009.

Sources of Funds

Eletrobras obtains funding for its lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2011, the Company’s consolidated long-term debt was R$38,408 million, compared to R$31,270 million as of December 31, 2010 and R$28,393 million as of December 31, 2009, with the majority of our foreign currency debt (approximately 40% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in item 10.1(f) of this Reference Form.

In addition, Eletrobras utilizes borrowings from the RGR Fund, which the Company administers, to on-lend to its subsidiaries and other electricity companies. As of December 31, 2011, December 31, 2010 and December 31, 2009, Eletrobras incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which it on-lends to subsidiaries and other entities.

Equity Participation

Eletrobras acts as a minority participant in private sector generation and transmission companies and joint ventures. The Company is also authorized to issue guarantees for those companies in which it participates as an equity investor. Eletrobras is constantly considering investments in a number of such companies, focusing primarily on those in line with its strategy of building on its core businesses of generation and transmission.

The current participations that Eletrobras has are in private sector generation and transmission companies and joint ventures. Participation is determined primarily on merit and profitability criteria based on the Company’s managerial controls.

The table below shows an estimate of the total percentage of the Company’s participation in transmission and generation companies as of December 31, 2011:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Transmission
Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km plus Rectifier and Inverter Station	Eletrobras Chesf (24.5%) Eletrobras Furnas (24.5%)

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletrobras Eletronorte (24.5%) Eletrobras Eletrosul (24.5%)

SE Coletora – Araraquara 2, Porto Velho

Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletrobras Eletronorte (100.0%)

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 587 km:	Eletrobras Chesf (19.5%) Eletrobras Eletronorte (30.0%)

Oriximiná – Silves; 500 kV Transmission Line of 224 km and Subestations Itacoatiara e Cariri: Silves –Lechuga

STN – Sistema de Transmissão Nordeste S.A. (2)	500 kV Transmission Line of 546 km:	Eletrobras Chesf (49.0%)

Teresina-Sobral-Fortaleza

Intesa – Integração de Energia S.A. (2)	500 kV Transmission Line of 695 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Eletrobras Chesf (12.0%), Eletrobras Eletronorte (37.0%)

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 17 km: 500/230 kV SE Coletora Porto Velho	Eletrobras Eletrosul (100.0%)
Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 476 km: S. Santiago-Ivaporã-Cascavel	Eletrobras Eletrosul (100.0%)

Transenergia Renovável	230/138 kV Transmission Line of 635 km: Connects biomass plants and small hydroelectric plants to the National Interconnected System (Sistema Interligado Nacional - SIN)	Eletrobras Furnas (49.0%)

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletrobras Eletronorte (49.7%)

RS Energia – Empresa de Transmissão de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 260 km: Campos Novos-Nova Santa Rita and 230 kV transmission line of 33 km SE Monte Claro – SE Garibaldi	Eletrobras Eletrosul (100.0%)

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km: Montes Claros-Irapé	Eletrobras Furnas (24.0%)

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis and SE Seccionadora Cuiabá	Eletrobras Eletronorte (49.0%)

Etau – Empresa de Transmissão do Alto Uruguai S.A. (2)	240 kV Transmission Line of 187 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrobras Eletrosul (27.4%)

Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrobras Eletrosul (100.0%)

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Eletrobras Furnas (25.0%)

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 km: Irapé-Araçuaí	Eletrobras Furnas (25.0%)

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 63 km: Eletrobras Furnas-Pimenta II	Eletrobras Furnas (49.0%)

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 km: Porto Velho -Jauru	Eletrobras Eletronorte (49.0%)

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 km: Porto Velho-Abunã-Rio Branco	Eletrobras Eletronorte (100.0%)

Transmissora Matogrossens de Energia S.A.	500 kV Transmission Line of 348 km: Jauru – Cuiabá and SE Jauru	Eletrobras Eletronorte (49.0%)

Transenergia São Paulo S.A.	Itatiba Substation, 500 kV	Eletrobras Furnas (49.0%)

Transenergia Goiás S.A	230 kV Transmission Line of 188 km: Serra da Mesa-Niquelândia-Barro Alto	Eletrobras Furnas (49.0%)

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 km: Xavantes-Trindade-Carajás and SE Trindade	Eletrobras Furnas (49.0%)
Consórcio MGE Transmissão	500 kV Transmission Line of 248 km: Mesquita-Viana 2. and 345 kV transmission line of 10 km: Viana – Viana 2 and SE Viana 2	Eletrobras Furnas (49.0%)

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Eletrobras Chesf (49.0%)

Interligação Elétrica Garanhus SA	500 kV Transmission Line of 653 km: Luiz Gonzaga – Garanhus, Garanhus – Campina Grande III and Garanhus – Pau Ferro and 230 kV transmission line of 13 km: Garanhus – Angelim I	Eletrobras Chesf (49.0%)

Transnorte Energia SA	500 kV Transmission Line of 715 km: Engenheiro Lechuga – Equador (RR) – Boa Vista e SEs	Eletrobras Eletronorte (49.0%)

Costa Oeste Transmissora de Energia SA	230 kV Transmission Line of 143 km Cascavel Oeste –Umuarama	Eletrobras Eletrosul (49.0%)

Marumbi Transmissora de Energia SA	525 kV Transmission Line of 28 km: Curitia – Curitia Leste	Eletrobras Eletrosul (20.0%)

Transmissora Sul Brasileira de Energia SA	525 kV Transmission Line of 495 km: Salto Santiago –Itá –Nova Santa Rita and 230 kV transmission line of 303 km: Nova Santa Rita –Camaquã –Quinta	Eletrobras Eletrosul (80.0%)

Consórcio Caldas Novas	SE Corumbá 345/138 kV – 2 x 75 MVA	Eletrobras Furnas (49.9%)

Generation

Madeira Energia SA	HPU Santo Antonio with 3,150 MW	Eletrobras Furnas (39.0%)

Energia Sustentável do Brasil	HPU Jirau with 3300 MW	Eletrobras Chesf (20.0%) Eletrobras Eletrosul (20.0%)

Foz do Chapecó Energia S.A.	HPU Foz do Chapecó with 855 MW	Eletrobras Furnas (40.0%)

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Eletrobras Furnas (40.0%)

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrobras Eletrosul (49.0%)

Serra de Facão S.A.	HPU Serra do Facão with 213 MW	Eletrobras Furnas (49.5%)

Energetica Águas da Pedra S.A.–EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Eletrobras Chesf (24.5%), Eletrobras Eletronorte (24.5%)

Baguari I Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Eletrobras Furnas (15.0%)

Retiro Baixo Energética S.A.	HPU Retiro Baixo with 82 MW	Eletrobras Furnas (49.0%)

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara with 53 MW	Eletrobras Eletronorte (49.0%)
Norte Energia S.A.	HPU Belo Monte with 11,233 MW	Eletrobras Eletronorte (19.9%) Eletrobras Chesf (15.0%) Eletrobras Holding (15.0%)

Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei doVentos I with 49 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3 with 49 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Brasventos Miassaba 3 Geradora de Energia S.A.	Parque Eólico Miassaba 3 with 50 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Companhia Hidrelétrica Teles Pires	HPU Teles Pires with 1,820 MW	Eletrobras Eletrosul (24.5%) Eletrobras Furnas (24.5%)

Cerro Chato I S.A.	Parque Eólico Coxilha Negra V with 30 MW	Eletrobras Eletrosul (90.0%)

Cerro Chato II S.A.	Parque Eólico Coxilha Negra VI with 30 MW	Eletrobras Eletrosul (90.0%)

Cerro Chato III S.A.	Parque Eólico Coxilha Negra VII with 30 MW	Eletrobras Eletrosul (90.0%)

Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica	Eólica Mangue Seco 2 with 26 MW	Eletrobras Holding (49.0%)

Inambari Geração de Energia S.A.	UHE Inambari with 2,000 MW	Eletrobras Furnas (19.6%) Eletrobras Holding (29.4%)

Chuí Holding S.A.	Eólicas Chuí I a V with 98 MW and Eólicas Minuano I and II with 46 MW	Eletrobras Eletrosul (49.0%)

Livramento Holding S.A.	Eólicas Cerro Chato IV, V and VI, Ibirapuitã e Trindade with 78 MW	Eletrobras Eletrosul (49.0%)

Santa Vitória do Palmar Holding S.A.	Eólicas Verace I to X with 258 MW	Eletrobras Eletrosul (49.0%)

São Pedro do Lago S.A.	Eólica São Pedro do Lago with 30 MW	Eletrobras Chesf (49.0%)

Pedra Branca S.A.	Eólica Pedra Branca with 30 MW	Eletrobras Chesf (49.0%)

Sete Gameleiras S.A.	Eólica Sete Gameleiras with 30 MW	Eletrobras Chesf (49.0%)

Central Geradora Eólica Famosa I S.A.	Eólica Famosa I with 23 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Pau – Brasil S.A.	Eólica Pau – Brasil with 15 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Rosada S.A.	Eólica Rosada with 30 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica São Paulo	Eólica São Paulo with 18 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos I	Eólica Goiabeira with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos II	Eólica Ubatuba with 13 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos III	Eólica Santa Catarina with 16 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos IV	Eólica Pitombeira with 27 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos V	Eólica São Januário with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VI	Eólica Nossa Senhora de Fátima with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VII	Eólica Jandaia with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VIII	Eólica São Clemente with 19 MW	Eletrobras Furnas (49.0%)

Enegia dos Ventos IX	Eólica Jandaia I with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos X	Eólica Horizonte with 14 MW	Eletrobras Furnas (49.0%)

Brazilian Government Programs

In addition to the Proinfa program created by the Brazilian Government in 2002 to create certain incentives for the development of alternative sources of energy, Eletrobras also participates in four additional Brazilian Government programs:

  the Programa Reluz (Relighting Program), a program introduced in order to bring basic lighting to the main public areas of certain municipalities in Brazil;

  the Programa Procel (Conservation Program), a program that aims to promote energy conservation and efficiency;

  Luz Para Todos  (Light for All), a program that aims to bring electricity to an additional 12 million people in Brazil; and

  Programa de Desenvolvimento Tecnológico e Industrial (Program of Technological and Industrial Development), a program to coordinate research and development activities in the Brazilian electricity sector and promote the development and manufacture of equipment required to ensure the development of the sector.

Any funds used by Eletrobras in respect of these programs come from the Brazilian Government itself, in the form of funds allocated for the sector, and accordingly the Company does not use its own funds for these programs.

Eletrobras also participates in other initiatives using its own funds, one of which is the Projeto Ribeirinhas, or Riverbank Communities Project. Through this initiative, Eletrobras aim to evaluate the applicability and sustainability of technologies based on renewable resources of energy in certain small communities living in the Amazon region.

Insurance

Eletrobras maintains insurance for fire, natural disasters, accidents involving third parties, certain other risks associated with the transportation and assembly of equipment, construction of plants, and multi-risks. Its subsidiaries and Itaipu have similar insurance coverage. The Company does not have insurance coverage for business interruption risk because it does not believe that the high premiums are justified by the low risks of a major disruption, considering the energy available in the Interconnected Power System. Eletrobras believes that the Company maintains insurance that is both customary in Brazil and adequate for the business in which it engages.

International Operations

With the enactment of law n. 11.651, as of April 8, 2008, which authorized Eletrobras to operate internationally, its strategy consolidated studies and analyses of opportunities in the international electric power market. The Company aims to expand its operations abroad to generate new sources of revenues and to become a leading player globally.

The investments planned seek a combination of greenfield projects and equity acquisitions as the way to expedite the internationalization project. Eletrobras focused primarily in the market of the Americas, however, examining other attractive opportunities in other continents on a case-by-case basis.

In addition, as part of its internationalization plan, the Company incorporated, after the authorization for international operations was granted, local branches in Lima, Peru, Panama City, Panama and Montevideo, Uruguay, to comply with local legislation which set forth restrictions to grant concessions for companies with no local representation on such countries.

In the period between 2008 and 2011, the highlights are two equity investments held by Eletrobras in two special purpose entities which are currently conducting feasibility studies in connection with hydroelectric generation projects in Peru and Nicaragua. The Company also applied for the licenses to build, in Brazil, an interconnection transmission line between Brazil and Uruguay, expected to begin in 2012. Pursuant to its expansion strategy, the Company may also identify and search for specific growth opportunities, including renewable energy, outside South America.

As of December 31, 2011, Eletrobras had no operational asset outside Brazil, although the Tumarín hydroelectric plant, in Nicaragua, is currently on advanced construction stage.

Status of Undergoing International Projects

The map and table below show the international projects under evaluation by Eletrobras in 2011:

Project	Country	Stage	Regional Geopolitics	Consolidation
Brazil – Uruguay Interconnection	Uruguay	Under construction	Consolidate a leading position in South America	-
Tumarin Hydroelectric Plant (230 MW)	Nicaragua	Preparing for construction	To become an important player in Central America	Project supported by the Brazilian and Nicaraguan governments.
Inambari Hydroelectric Plant	Peru	Feasibility Studies	Consolidate a leading position in South America	Feasibility of other electric power generation possibilities in Peru
Binational Complex Garabi-Panambi	Argentina	Feasibility Studies	Consolidate a leading position in South America	Project supported by the Brazilian and Argentinean governments.

Hydroelectric Plants Consortia:
1-Paquitzapango 2-Tambo 40 3-Tambo 60 4-Mainique	Peru	Feasibility Studies	Consolidate a leading position in South America	To become the largest regional player.

Cross-border Interconnections

Eletrobras operates four cross-border interconnections with neighbor countries, as follows:

(i)                 Paraguay, through four transmission lines in 500 kV that interconnect the Itaipu Plant with the substation Margem Direita (Paraguay) and with substation Foz do Iguaçu (Brazil). Then, the power of the Itaipu’s 50 Hz sector is transported up to the substation of Ibiúna (SP) through a transmission system in a direct current of 6,300 MW of capacity;

(ii)                Uruguay, through the frequency converter station of Rivera, with capacity of 70 MW (Uruguay) and a transmission line in 230 kV, which connects it with substation Livramento (Brazil). The energy Ministries of Brazil and Uruguay entered into a Memorandum of Understanding, in July, 2006, aiming to strengthen the energetic integration between the countries through the construction of a large interconnection facility, with a total capacity of 500MW. The project, on the Brazilian side, is under the responsibility of Eletrobras and, on the Uruguayan side, UTE is in charge. In 2011, the Environmental Impact Study was further adjusted for the grant of the Previous License before the Brazilian environmental authorities. The commencement of operations is estimated for February, 2013;

(iii)               Argentina, through the frequency converter station of Uruguaiana, with the capacity of 50 MV (Brazil) and a transmission line in 132 kV, which connects it with Paso de los Libres (Argentina); and

(iv)               Venezuela, through a transmission line in 230 kV, with capacity of 200 MW, which interconnects the City of Boa Vista, in the State of Roraima, with the City of Santa Elena (Venezuela).

c) Market characteristics, particularly:

(i) Market share; and

(ii) Competitive conditions.

The Brazilian electric power system is comprised of the National Interconnected System (Sistema Interligado Nacional – “SIN”), constituted by the South, Southeast/Midwestern, North and Northeast subsystems, and by several individual and smaller systems in the north and west regions of the country.

The Federal Constitution considers the hydraulic power potentials as Federal Government’s assets, and designates to the Federal Government the competence to, directly or by means of concessions, authorize or grant licenses to third parties, explore services and electric power facilities and the energetic use of the rivers. The Federal Government is also responsible for establishing a national system for the management of water resources and for determining criteria for granting rights to their use, for registering, following-up and supervising concessions granted in connection with research and exploration of water resources, and also for legislating about water and electric power.

ANEEL was established on December 26, 1996, through law n. 9,427. It is an agency subject to a  special regime, under the Ministry of Mines and Energy (MME), which purpose is to regulate and supervise the generation, transmission, distribution and trading of electric power, in compliance with the policies and guidelines issued by the Federal Government.

ANEEL is responsible, among other things, for: implementing policies and directives issued by the Federal Government for the exploration of electric power and the use of hydraulic potentials; promoting bidding procedures to grant concessions for electric power generation, transmission and distribution and for the use of hydraulic potentials; granting, allowing and authorizing electric power facilities and services; ensuring fair tariffs; supervising the service quality; demanding investments; entering into and managing concession or permission contracts for electric power utilities and for use of public property, issuing authorizations, as well as supervising concessions and services provided in connection with electric power.

In 1997, Law n. 9,433/1997, also known as “Waters Act”, was enforced. It established the National Policy for Water Resources and created the National System for Water Resources Management (Sistema Nacional de Gerenciamento de Recursos Hídricos – Singreh). The water is considered an asset of public domain and a limited natural resource with economic value. Moreover, the legal instrument establishes that the water resources management must enable multiple uses of water resources and must be decentralized and rely on the participation of the Public Authorities, users and communities.

Law n. 9,984, as of July 17, 2000, established the creation of the National Water Agency (Agência Nacional de Águas – ANA), an agency subject to a special regime, under the Environment Ministry (Ministério do Meio Ambiente), with the purpose of implementing, within its scope, the National Policy for Water Resources, integrated with the National System for Water Resources Management. Moreover, among other things, ANA has the power to supervise, monitor and evaluate the actions and activities deriving from the compliance with the federal legislation related to water resources, to normatively monitor the implementation, operation, control and evaluation of the instruments of the National Policy for Water Resources, to grant, through authorization, the right of use of water resources in water bodies of the Federal Government’s  domain, to supervise the water resources use in water bodies of the Federal Government’s  domain; to prepare technical studies in order to subsidize the definition, by the National Water Resources Council, of the amounts to be charged for the use of the water resources under the Federal Government’s  domain, based on mechanisms and quantities suggested by the Watershed Committees (Comitês de Bacia Hidrográfica), to establish and supervise operational conditions for reservoirs by public and private agents, focusing on ensuring the multiple use of the water resources, according to the terms included in the water resources plans of the respective watersheds.

(i) Market share for each market:

Generation

As of December 31, 2011, Eletrobras was responsible for 41,621MW of the total installed capacity of electricity generation in Brazil, corresponding to approximately 35.6% of the total national capacity as of such date.

Transmission

As of December 31, 2011, Eletrobras was responsible for 53,923 thousand kilometers of transmission lines with voltage higher than 230Kv, corresponding to approximately 53.2% of the total transmission lines in Brazil as of such date.

Distribution

As of December 31, 2011, Eletrobras was responsible for supplying 13,580 GWh to 3,489,736 consumer units through 187,256 kilometers in distribution lines.

(ii) Competitive conditions.

The Brazilian Federal Constitution determines that development, use and sale of electric power can be directly performed by the Brazilian Government or indirectly through concessions, permissions or authorizations. Historically, the Brazilian electric power industry has been governed by concessionaires of generation, transmission and distribution controlled by the Brazilian Government. In recent years, Brazilian Government has taken certain measures to remodel the power industry. In general, the purpose of those measures was to increase the function of private investment and to eliminate restrictions to foreign investment, increasing thus competition in power industry.

Considering that activities of electric power generation, transmission and distribution are subject to concession agreements granted by the public authorities, there is no competition in the exploration of such concessions during the entire term period of the aforementioned agreements. However, there is a significant competition in the bidding period for new concessions.

As per set forth in law n. 10,884, as of March 15, 2004 (“New Energy Law”), and according to the new electric sector model, the electric power may be commercialized under the Regulated Contracting Environment (Ambiente de Contratação Regulada – “ACR”), which should be preceded by auctions and formalized by means of an agreement by and between generation companies and distribution companies pursuant to the terms of the auction, or under the Free Contracting Environment (Ambiente de Contratação Livre – “ACL”), segment in which operations of electric power purchase and sale are performed through bilateral contracts freely negotiated among generators, trading companies and free consumers.

For participation in ACL purposes, the free consumers may be:

  consumer units with electric charge higher than or equal to 3,000 kW served in voltage higher than or equal to 69 kV – in general, consumer units of subgroups A3, A2 and A1. New consumer units established after May 27, 1998, with demand higher than or equal to 3,000 kW, which are served in any voltage are also free to choose their supplier. Such consumers may purchase electric power from any generation or trading agent; and

  consumer units with demand higher than 500 kW served in any voltage, being restricted to the electricity derived from so-called subsidized sources, as follows: Small Hydroelectric Plants (Pequenas Centrais Hidrelétricas – “PCHs”), Biomass Plants, Wind Power Plants and Cogeneration Qualified Systems.

In addition, according to the New Energy Law, Eletrobras and its subsidiaries Furnas, Chesf, Eletronorte, Eletrosul and CGTEE were excluded from the National Privatization Program (Programa Nacional de Desestatização – PND). As a result, they are subject to the examination, by the Department of Economic Law (Secretaria de Direito Econômico – “SDE”) of the Ministry of Justice, on the concentration in the electric sector, according to ANEEL’s Resolution n. 378, as of November 10, 2009, which establishes procedures for the analysis of acts of concentration and violations to the economic order in the electric power sector.

d) Seasonality

There is no seasonality in the Eletrobras’ activities, since the demand for electricity is constant and tends to be stable.

e) Key inputs and raw materials:

(i) description of relationships with suppliers, including if they are subject to governmental control or regulation, listing the authorities and the respective applicable legislation;

(ii) dependence of few suppliers; and

(iii) volatility of their prices.

The main raw materials used by Eletrobras for the construction of electric power generation plants are items, equipment for electric power generation and transmission, particularly turbines for water generation and high and medium voltage substations, in addition to civil engineering services for the construction of the needed infrastructure, including dams. For those activities, options for suppliers and contractors vary according to the project’s size. The hiring process for those suppliers and contractors is not subject to governmental control or regulation.

For the operating power plants, the main inputs and materials are related to the replacement and modernization of hydro-mechanical equipment and systems. As a result, there are few large suppliers, which limit the competition, resulting in price volatility. The hiring process for those suppliers is not subject to governmental control or regulation.

Regarding activities of thermoelectric and nuclear power generation, Eletrobras does not produce coal and/or fuel oil and processed uranium (raw materials of thermal and nuclear plants, respectively). Consequently, Eletrobras is totally dependent on its suppliers for the provision of such raw materials.

For the construction of transmission lines and substations, within the distribution and transmission activities, the main raw materials are items and equipment used in electricity transmission, particularly cables, poles and substation equipment such as transformers, reactors and switches, among others. There are multiple suppliers for such materials and equipments, depending on the size of the project. The hiring process for those suppliers and contractors is not subject to governmental control or regulation.

7.4 – Material clients, accounting for more than 10% of the Company’s total net revenue, informing: a) total amount of revenues deriving from such customer; and b) operating segments affected by the revenues from such customer:

Eletrobras does not have any customers that account for more than 10% of its total net revenue.

7.5 – Material effects of state regulation on the Company’s activities:

a) Need of governmental authorization for the performance of activities and history of relationship with public authorities to obtain such permits.

The Brazilian Power Industry

General

According to Regulation n. 937, dated November 24, 2010, MME approved a ten-year expansion plan (Plano Decenal de Expansão de Energia Elétrica or “PDE”), which provides guidance to the Brazilian government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimations regarding the expansion of transmission lines.

According to Brazilian Electric Power Agency (Agência Nacional de Energia Elétrica – “ANEEL”), in December 2011, when taking into account the National Interconnected System (Sistema Interligado Nacional – “SIN”) generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 116,796 MW.

Currently, the SIN is divided into four electric sub-systems: South-East/Center-West, South, North-East and North. One of the goals of the PDE is to complete the integration of the isolated systems of Manaus-Macapá, into the North sub-systems by November 2012.

In addition to the SIN, there are also the isolated systems, generally located in the Northern and North-Eastern regions of Brazil, have as sole source of energy the electricity generated by coal-fired and oil-fuelled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydroelectric power station.

The Fuel Consumption Account (Conta de Combustível Fóssil – “CCC Account”) was introduced by article 13, III of Law n. 5,899, of July 5, 1973, as amended, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which must make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions (reimbursements are made to generation and distribution companies which are subject to costs associated with thermoelectric power generation), and also of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation. There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would enable consumers from these regions to have access to hydroelectric energy sources, which results in reduced production costs and a convergence of prices in these regions to other regions of the country.

With the purpose of promoting a significant reduction of the CCC Account, the PDE further intends to integrate the isolated systems to the SIN. Such integration would be carried out through the construction of the transmission lines of Jauru/Vilhena (230kV), Tucuruí/Manaus (Cariri) (500kV) and Jurapari/Macapá (230kV), within the shortest term possible, given that the preliminary analysis for implementing the integration project has already been concluded.

In addition to the integration of the isolated systems, the PDE also provides for the expansion of electricity generation through the improvement of the generation capacity, defined by the PDE as the execution of a set of works aimed at enhancing the capacity and efficiency while modernizing the already existing power plants, which should not represent a lot in terms of ensured power but would contribute to meet the increase in the highest level expected of electricity demand.

According to ANEEL, the total installed electricity generation capacity in Brazil in 2011 was 116,795,837 KW with 2,575 operating ventures. Currently, there are 172 ventures currently under construction and another 505 with permits granted. An additional generation capacity of 49,555,018 KW is expected in the coming years.

Pursuant to the PDE, Brazil’s total installed power generation capacity is projected to increase to 171.1 GW by 2020, of which 115.1 GW (67.27%) is projected to be hydroelectric and 56.0 GW (32.7%) to be thermoelectric and from other sources.

Eletrobras currently controls approximately 36% of the installed power generating capacity within Brazil and are responsible for approximately 56% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, Eletrobras believes it is the largest generation and transmission company in Brazil. Eletrobras principally competes for generation and transmission businesses through a competitive auction process.

In 2011, according to the Energetic Research Company (Empresa de Pesquisa Energética – “EPE”), the electricity consumption in Brazil reached 455,660 GWh, which represented an increase compared to total consumption in 2010 by 7.2%. The electricity consumption in Brazil in 2010 was 422,848 GWh according to EPE, which represented a 1.26% decrease compared to the total consumption of 428,250 GWh in 2009.

Historical Background

The Brazilian Federal Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government. This changed during Fernando Henrique Cardoso’s administration (1995-2002), during which many state controlled companies were privatized in an effort to increase efficiency and competition. In recent years, the Brazilian Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

In particular, the Brazilian Government has taken the following measures:

  The Brazilian Federal Constitution was amended in 1995 by Constitutional Amendment n. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

  The Brazilian Government enacted Law n. 8,987 on February 13, 1995 as amended by Law n. 11,196 of November 21, 2005 and Law n. 11,445 of January 5, 2007 (“Concessions Law”) and Law n. 9,074 on July 7, 1995, as amended (“Power Concessions Law”), that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided for the creation of generation entities (or Independent Power Producers) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW (the so called Small Hydroelectric Plants - Pequenas Centrais Hidrelétricas – “PCHs”) although an authorization or permission from ANEEL or MME is required, as the case may be;

  Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

  1998, the Brazilian Government enacted Law n. 9,648 (“Power Industry Law”) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

    the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System, the Wholesale Energy Market (Mercado Atacadista de Energia Elétrica – MAE), an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the Electric Power Commercialization Chamber (Câmara de Comercialização de Energia Elétrica – “CCEE”);

    a requirement that distribution and generation companies enter into initial energy supply agreements (“Initial Supply Contracts”) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

    the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico – “ONS”), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

    the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities;

  In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

    a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

    the creation of the Brazilian Energy Crisis Management Committee (Câmara de Gestão de Crise de Energia Elétrica – “CGE”), which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

  In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing; and

  On March 15, 2004, the Brazilian Government enacted the Law n. 10,848 (“Electricity Regulatory Law”) and on July 30, 2004, the Decree n. 5,163, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, this law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “Challenges to the Constitutionality of the Electricity Regulatory Law.”

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at any time at the discretion of the MME, following consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion. Accordingly, Eletrobras cannot provide any assurances that its concessions will be extended.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

  Adequate service. The concessionaire must render adequate service equally with respect to regularity, continuity, efficiency, safety, and accessibility.

  Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In that case, the concessionaire must compensate the private landowners affected.

  Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

  Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

  Intervention by the granting authority. The granting authority may intervene in the concession, by means of an administrative proceeding, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions.

  Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after a final administrative ruling that the concessionaire, among other things: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

  Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

Penalties

Law n. 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation governs the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self producers, the estimated amount of energy produced in the same period.

Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution n. 63/2004, as amended from time to time):

  entering into certain related party transactions;

  sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

  changes in controlling interest of the holder of the authorization or concession; and

  non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by the ANEEL through the relevant contract.

With respect to contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be terminated early.

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (change of control of the agents of the electric energy sector) be submitted to its prior approval before its implementation.

Principal Regulatory Authorities

Ministry of Mines and Energy – MME

The MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government, and empowered with policy-making, regulatory and supervising capacities. The Brazilian Government, acting primarily through the MME, will undertake certain duties that were previously under the responsibility of ANEEL, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

Agência Nacional de Energia Elétrica – ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy dictated by the MME and to respond to matters which are delegated to it by the Brazilian Government and by the MME. ANEEL’s current responsibilities include, among others: (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs; (ii) enacting regulations for the electricity industry; (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy; (iv) promoting the public bidding process for new concessions; (v) settling administrative disputes among electricity generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of transmission tariffs.

National Energy Policy Council – CNPE

On August 6, 1997, pursuant to Article 2 of Law n. 9,478, the National Energy Policy Council (Conselho Nacional de Política Energética) or CNPE was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are representatives of the Brazilian Government. The CNPE was created to optimize the use of Brazil’s energy resources, to assure the supply of electricity to the country and to periodically review the use of regular and alternative energy to determine whether the nation is properly using a variety of sources of energy and is not heavily dependent on a particular source.

National Electricity System Operator – ONS

The ONS was created in 1998 by Law n. 9.648 dated May 27, 1998. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to the SIN. The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the SIN, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the domestic use of the SIN and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to the MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval.

Energy Trading Chamber – CCEE

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to the new Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica – “CCEE”). On November 10, 2004 the CCEE succeeded the Wholesale Energy Market (Mercado Atacadista de Energia - “MAE”), the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. The CCEE assumed all of the assets and operations of the Wholesale Energy Market (which had previously been regulated by ANEEL).

One of the principal roles of the CCEE is to conduct public auctions on the Regulated Market (see “The Regulated Market”). In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchase agreements in the Regulated Market, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market (see “ – The Free Market”); and (ii) accounting and clearing of short-term transactions.

The CCEE’s members include generation, distribution and trading companies, as well as Free Consumers. Its board of directors is composed of four directors appointed by its members and one director, who serves as chairman of the board of directors, appointed by the MME.

The MME determines the maximum price of the energy sold in the regulated market through auctions, as specified under Decree n. 5,163 of 2004.

Energy Research Company – EPE

August 16, 2004 the Brazilian Government enacted a decree creating the Energy Research Company (Empresa de Pesquisa Energética - EPE) a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry. Furthermore, EPE is the entity in charge of the technical qualification of the projects participating in the bids promoted by ANEEL for sale of energy.

Energy Industry Monitoring Committee – CMSE

The Electricity Regulatory Law authorized the creation, under Federal Decree n. 5,175 of August 9, 2004, of the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico -CMSE), which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

Electric Power Transmission in Brazil

Transportation of large volumes of electricity over long distances is made by way of a grid of transmissions lines and substations with high voltages (from 230 kV to 750 kV), known as the Basic Network. Any electric power market agent that produces or consumes power is entitled to use the Basic Network.

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Amapá, Rondônia and a part of Pará are still not linked up to the SIN. In these states, supply is made by small thermal plants or hydroelectric plants located close to their respective capitals.

The SIN provides for the exchange of power among the different regions when any region faces problems generating hydroelectric power due to a drop in their reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

Eletrobras operated approximately 56% of the high-voltage transmission networks in Brazil, as of December 31, 2011.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the SIN hydroelectric reservoirs and fuel thermal plants.

Eletrobras’ transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 54,104.94 kilometers of transmission lines, corresponding to approximately 56% of the total lines in Brazil with a voltage higher or equal to 230 KV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, Eletrobras actively participates in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

The major transmission projects under development are: (i) LT 230 kV Ji-Paraná – Pimenta Bueno – Vilhena C1 (RO); (ii) LT 230 kV Funil – Itapebi C3 (BA); (iii) LT 230 kV Ibicoara – Brumado II (BA); (iv) LT 230 kV Picos – Tauá II (PI/CE); (v) LT 345 kV Tijuco Preto – Itapeti – Nordeste (SP); (vi) LT 500 kV Oriximiná – Itacoatiara – Cariri (PA/AM); (vii) LT 600 kV Porto Velho – Araraquara (RO/SP); (viii) LT 230 kV Eunapólis – Teixeira de Freitas II C2 (BA); and (ix) LT 500 kV Bom Despacho 3 – Ouro Preto 2 (MG). Brazil has a total of six medium and large interconnections with other countries in South America, four of them operated by us, as set forth below:

  with Paraguay, through four 500 kV transmission lines connecting the Itaipu power plant to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;

  with Uruguay, through Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil;

  with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and

  with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the State of Roraima, to the city of Santa Elena in Venezuela.

In the transitional environment (2002-2005), there was a gradual decline in the amounts of power contracted under Initial Supply Contracts, the generating companies paid for the use of the transmission line grid, whereas distributors were required to pay two types of transmission tariffs: (i) nodal tariffs, associated with each connection point from where these distributors demand voltage; and (ii) the transmission tariff, associated with the Initial Supply Contracts, which was applied to part of the demand contracted in that environment. Once the amounts under the Initial Supply Contracts dropped to zero, the power generating, distributing and selling companies and free consumers had free access agreements governing their use of transmission lines on equivalent terms with those of agents that entered the market after free access became compulsory. In this free market environment, transmission tariffs are determined based on the effective use that each party that accesses the Basic Network makes of it.

The Electricity Regulatory Law; the Free Market and the Regulated Market

The Electricity Regulatory Law introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to make low cost electrical energy continuity, which has a minimal environmental impact, available. The key features of the Electricity Regulatory Law included:

  Creation of: (i) the Regulated Market, in which the purchase and sale of electrical energy must follow rules imposed by the ANEEL and must occur through the CCEE; and (ii) a market specifically addressed to certain participants (e.g., free consumers and commercialization companies), that will permit a certain degree of competition with respect to the Regulated Market, called the Free Market (Ambiente de Contratação Livre), in which parties are free to negotiate the terms and conditions of their purchase and sale agreements;

  Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;

  Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties; and

  Respect for contracts executed prior to the Electricity Regulatory Law, in order to provide stability to transactions carried out before its enactment.

The Electricity Regulatory Law also excludes us and our subsidiaries from the National Privatization Program (Programa Nacional de Privatização), which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies.

Challenges to the Constitutionality of the Electricity Regulatory Law

Some aspects of the Provisional Measure n. 144, as of December 10, 2003, which originated the Electricity Regulatory Law, are being challenged in the Brazilian Supreme Court in Lawsuits n. 3090 and 3100. The provisional requests of both lawsuits were denied by the Brazilian Supreme Court in a decision published on October 26, 2007. A final decision on this matter is subject to majority vote of the 11 judges, provided that a quorum of at least eight justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. The Brazilian Supreme Court ruled by six votes to four to deny the provisional measure requested to suspend the effects of the Electricity Regulatory Law until the final decision on the case has been made; however, a final decision remains pending. Therefore, the Electricity Regulatory Law is in force as of March 15, 2004 to present date. Regardless of the Supreme Court’s final decision, certain portions of the Electricity Regulatory Law relating to restrictions on distribution companies performing activities unrelated to the distribution of electricity, including sales of energy by distribution companies to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

If all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through our subsidiaries both in the Regulated Market and Free Market and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term (see item 4.1 of this Reference Form).

Markets for the Trading of Electricity

Under the Electricity Regulatory Law, electricity purchase and sale transactions may be carried out in two different market segments: (i) the Regulated Market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their captive consumers; and (ii) the Free Market, which encompasses purchase of electricity by non-regulated entities (such as free consumers and energy traders).

Nevertheless, electricity generated by plants qualified under the Program for Incentives to Develop Alternative Energy Sources (Programa de Incentivo às Fontes Alternativas de Energia Elétrica – “Proinfa”), nuclear power plants and Itaipu are governed by a special regimen for commercialization and, therefore, are not subject to either the Regulated or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by separate regimes including Decree n. 4,550 of December 27, 2002, is sold to Eletrobras and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs.

The Regulated Market

Distribution companies must meet market demand by supplying electricity primarily purchased in public auctions in the Regulated Market. Distribution companies, however, may purchase electricity from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa; and certain power distribution companies in the south and center-south-eastern power markets, and (iii) the Itaipu hydroelectric plant.

Electricity public auctions for new generation projects in process are held: (i) five years before the initial delivery date (referred to as “A-5” auctions); and (ii) three years before the estimated initial delivery date (referred to as “A-3” auctions). Electricity auctions from existing power generation facilities are held one year before the estimated initial delivery date (referred to as “A-1” auctions). Electricity public auctions for electrical energy from alternative sources are held between A-1 and A-5 auctions. Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEARs for “A-1” auctions have a term between three and 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with the ANEEL and the CCEE.

The regulations also establish a pass-through tariff mechanism called Annual Reference Value, which limits the amounts of electric energy acquisition costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demand in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions.

ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-5 auctions, companies are permitted to pass on all costs to consumers, subject to the limitations referred to below; (ii) in the A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2% of the difference between the energy acquired in A-3 auctions during the year and the distributor’s energy requirements; and (b) pass on whichever of the following is less – the A-5 auctions and in the A-3 auctions; (iii) in the A-1 auctions, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the Annual Reference Value to consumer; and (v) in the alternative energy source auctions and others determined by the Brazilian government, companies are permitted to pass on all costs to consumer.

ANEEL maintains the economic value of the Annual Reference Value by adjusting the Annual Reference Value pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

  No pass-through of costs for electricity purchases that exceed 103.0% of actual demand;

  The pass-through of electricity acquisition costs from new electricity generation projects equal to the difference between the minimum purchase threshold (96% of repossessed energy contracted pursuant to the Electricity Regulatory Law) and the energy purchased in the A-1 auctions will be limited to the weighted average amount (in reais/MWh) of the acquisition prices in the A-1 auctions, except that this limit is applicable solely: (i) in the first three years following A-1 auctions in which the minimum purchase threshold was not reached; (ii) to the CCEARs relating to portion of energy acquired in A-3 and A-5 auctions with the highest price;

  The MME will establish the maximum acquisition price for electricity generated by existing projects; and

  If distribution companies do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the CCEE short-term market will be the lower of the Price of Liquidation of Differences (“PLD”) and the Annual Reference Value.

Auctions in the Regulated Market, subject to the conditions set forth in the respective requests for proposals, may originate two types of CCEARs, as defined below: (i) Energy Agreements (Contratos de Quantidade de Energia) and (ii) Capacity Agreements (Contratos de Disponibilidade de Energia).

Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that the electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a specified amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed and the distribution companies face the risk of a supply shortage. However, the increased prices of electricity due to a supply shortage are passed on by the distribution companies to consumers. Together, these agreements comprise the energy purchase agreements in the CCEAR.

The Electricity Regulatory Law sets forth that all electricity generation, distribution and trading companies, independent power producers and free consumers must inform MME, by the first of August of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. To encourage power distribution companies to make accurate estimations and to enter into power purchase agreements accordingly, pass-through tariffs, as mentioned above, are permitted provided that the purchased power stays within 103.0% of the distribution company’s actual power demand. Surpluses and shortages of power distribution companies concerning power acquisitions in the Regulated Market may be offset against each other by means of an offsetting mechanism managed by CCEE. According to the Electricity Regulatory Law, electricity distribution entities are entitled to pass on to their customers the costs related to electricity purchased through public auctions as well as any taxes and industry charges related to public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand.

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines.

Such an extended period of notice seeks to assure that, if necessary, the construction of cost-efficient new generation could be finalized in order to supply the re-entry of free consumers into the Regulated Market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access for all interested parties.

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) buy power directly from an independent producer or from self-producers with surplus power; or (iii) buy power from a power trade agent.

The Electricity Regulatory Law does not permit distribution concessionaires to sell power to free consumers directly (except under certain regulatory conditions).

The Electricity Regulatory Law further establishes that the option to become a free consumer is subject to the prior expiration or termination of its power purchase agreement with the power distribution company. In the event that the power purchase agreement has an indefinite term, the migration to the Free Market is permitted only in the year following receipt of a migration notice by the power distribution company, provided that this notice is presented by July 15 of such year. Once a consumer has migrated to the Free Market, it may only return to the Regulated Market once it has given the relevant distribution company five years’ notice, although the distribution company may reduce that term at its discretion.

The Electricity Regulatory Law has, in principle, established some conditions and power and consumption thresholds that define which consumers could qualify as “free consumers.” These thresholds may be gradually reduced over the years by ANEEL so as to allow an increasing number of consumers to make this election, until such time as all consumers from all the different classes can choose which supplier they want to procure power from.

The law assures suppliers and their respective consumers free access to the grid subject to the payment of tariffs for the use of the electric power grids and connection costs. All regulatory charges to which captive consumers are subject are added to these tariffs in order to assure fair and equal treatment between captive and free consumers.

The regulations above are intended (1) to avoid arbitrage between captive and free markets by Free Consumers, prohibiting opportunistic migrations, as well as (2) to protect power distribution companies by making the captive market more predictable. Further, ANEEL must regulate the migration to the Free Market without increasing captive market tariffs.

Restricted Activities of Distributors

Distribution companies are not permitted to, except as otherwise provided by Law n. 9,074/1995: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to free consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop commercial activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold equity interests in excess of 10.0% in distribution companies or to hold a controlling shareholding interest in distribution companies.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the Regulated Market, so-called self-dealing is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the Electricity Regulatory Law. Distribution companies may, however, enter into power purchase agreements with related parties, provided that such agreements are the result of power auctions conducted in the Regulated Market. Before the Electricity Regulatory Law, such companies were permitted to meet up to 30.0% of their electricity needs through electricity that was acquired from affiliated companies.

Ownership Limitations

In 2000, ANEEL established limits on the concentration of certain services and activities within the power industry. Under such limits, with the exception of companies participating in the National Privatization Program (which needed only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) could: (i) own more than 20.0% of Brazil’s installed capacity, 25.0% of the installed capacity of the southern/southeastern/mid-western region of Brazil or 35.0% of the installed capacity of the northern/northeastern region of Brazil, except if such percentage corresponded to the installed capacity of a single generation plant; (ii) own more than 20.0% of Brazil’s distribution market, 25.0% of the southern/southeastern/mid-western distribution market or 35.0% of the northern/northeastern distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates; or (iii) own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non-final consumers or 25.0% of the sum of the above percentages.

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, Eletrobras and its subsidiaries Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronorte, Eletrobras Eletrosul and Eletrobras CGTEE were excluded from the National Privatization Program (Programa Nacional de Desestatização). Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution n. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

On November 10, 2009, ANEEL issued Resolution n. 378, which revoked and replaced Resolution n. 278/2000 and established that ANEEL, upon identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets, must notify the Secretary of Economic Law (Secretaria de Direito Econômico – “SDE”) of the Ministry of Justice, pursuant to art. 54 of Law n. 8,884 of June 11, 1994. After notification, the SDE must inform the antitrust authority, the Administrative Counsel of Economic Defense (Conselho Administrativo de Defesa Econômica – “CADE”). If necessary, the SDE will require ANEEL to analyze potential infractions under Resolution n. 378, while CADE must determine any applicable punishment, which may vary from pecuniary penalties to the dissolution of the company, pursuant to articles 23 and 24 of the aforementioned law.

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for the use of and access to said systems. The tariffs are: (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (“TUSD”); and (ii) a tariff for the use of the transmission system, which is the Basic Network and its ancillary facilities (“TUST”). Additionally, distribution companies in the Southern/Southeastern Interconnected Power System pay specific charges for the transmission of electricity generated at Itaipu and for access to the transmission system.

TUSD

The TUSD is paid by generators, free consumers and special consumers for the use of the distribution system of the distribution company to which the relevant generator or free consumer is connected and are revised annually according to an inflation index. The amount to be paid is based on a formula set forth and consolidated by ANEEL Resolution n. 399/2010, and may vary pursuant to a number of different factors, including, for instance, costs of the network, operating costs and energy losses, among others. The distribution companies owned by Eletrobras receive the TUSD paid by free consumers in their concession areas and by some other distribution companies which are connected to our distribution system.

TUST

The TUST is paid by distribution companies and uses, including generators, free consumers and special consumers, for the use of the Basic Network they are connected to. The amount to be paid is based on a formula set by ANEEL Resolution n. 67/2004, as amended by ANEEL Resolution n. 442/2011, and it may vary pursuant to a number of different factors. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from users of the transmission system. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee to the relevant transmission company.

Contract for Access to the Intermediary Connection System – Access Charge

Some distribution companies, especially in the State of São Paulo, access the Basic Network through an intermediary connection system located between their respective distribution lines and the Basic Network. This connection is formalized by means of a Contract for the Access to the Intermediary Connection System entered into with transmission concessionaires that own such facilities. Compensation for the transmission companies is regulated by ANEEL and is defined in accordance with the cost of the assets used, whether they are their exclusive property or shared among the electricity industry agents. The correspondent compensation incidental to the use of the intermediary connection system is revised annually by ANEEL according to an inflation index and to the costs relating to the assets.

Itaipu Transportation Charge

The Itaipu plant has an exclusive transmission grid operated in alternating and continuous current, which is not considered to be part of the Basic Network or of the intermediary connection system. The use of such system is compensated by a specific charge, denominated the Itaipu transportation charge, paid by those companies entitled to quotas of the electricity from Itaipu, in proportion to their quotas.

Distribution Tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in electricity purchase costs and market conditions. When adjusting distribution tariffs ANEEL divides the costs of distribution companies between: (i) costs that are beyond the control of the distributor (or Parcel A costs); and (ii) costs that are under the control of distributors (or Parcel B costs). The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following:

  costs of electricity purchased for resale pursuant to Initial Supply Contracts;
  costs of electricity purchased from Itaipu;
  costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and
  certain other connection and usage charges for the transmission and distribution systems.

Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual tariff adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are adjusted to compensate for inflation in accordance with the Brazilian general market price index, similar to the retail price index (Índice Geral de Preços do Mercado - “IGP-M”).

Electricity distribution companies are also entitled to revisions (revisão periódica) every four or five years. These revisions are aimed at: (i) assuring revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession; and (ii) determining the “X factor,” which is based on three components: (a) expected gains of productivity from increase in scale; (b) evaluations by consumers (verified by ANEEL); and (c) labor costs.

The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

The pass-through of electricity purchase costs under supply agreements negotiated before the enactment of the Electricity Regulatory Law is subject to a ceiling based on a value established by ANEEL for each different source of energy (such as hydroelectric, thermoelectric and alternative sources of energy). This ceiling is adjusted annually in order to reflect increases in costs incurred by generators. That adjustment takes into account: (i) inflation; (ii) costs incurred in hard currency; and (iii) fuel related costs (such supply of natural gas). Costs incurred correspond to at least 25.0% of all costs incurred by generators

Recently, ANEEL’s calculation methods used for the annual adjustment of distribution tariffs was questioned. In 2008, the Federal Budget Oversight Board convened to discuss the tariff adjustment of certain companies, and it concluded that consumers paid more than necessary to the distribution companies in moments of high energy demands. The oversight board concluded that since 2002 these payments exceeded those estimated for the tariffs, which unduly increased the distribution companies’ revenues. This additional gain was incorporated in Parcel B of the distribution tariff, which is how the distribution companies are remunerated. The analysis uncovered an irregular gain by the distribution companies of about R$7 billion from 2002 to 2008, which on average resulted in a gain of R$1 billion per year. This excess gain should have been passed on to consumers, leading to a decrease in the tariff. Because the distribution companies did not pass on these gains, São Paulo’s Foundation for Consumer Protection (Procon-SP) filed a lawsuit demanding restitution for those consumers. The distribution companies did not agree with the demands for restitution. As a result, a Parliamentary Investigation Commission was established (CPI das Contas de Luz) to discuss potential solutions.

The issue arose due to the methodology used to calculate the tariff adjustments. ANEEL used the total revenue of the previous twelve months without taking into consideration the future demand for energy.

Therefore, the concessionaries did not consider the estimated growth of 5% per year in energy demand when making their calculation, resulting in excessive gains by these distribution companies.

ANEEL admitted that the calculation method was flawed and proposed to fix it by changing Ministerial Order n. 25/2002. There is no consensus as to whether or not the ministerial order could be amended. Moreover, the distribution companies claim that any amendment would constitute a breach under the concession agreements.

Accordingly, the regulators decided to amend all the concession agreements in order to establish the new calculation method for the annual tariff adjustment. With respect to amounts that were incorrectly charged, the regulators decided to make the concession agreement amendments effective as of 2009.

In addition, concessionaires of electricity distribution are entitled to extraordinary review (revisão extraordinária) of tariffs, on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

Incentive Programs for Alternative Sources of Electricity

Thermoelectric Priority Program

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade), or PPT, for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The benefits granted to thermoelectric plants under the PPT include: (i) guaranteed gas supply for 20 years; (ii) assurance that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to tariffs up to a normative value determined by ANEEL; and (iii) guaranteed access to a BNDES special financing program for the power industry.

Proinfa

In 2002, the Proinfa program was established by the Brazilian Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. As with some other social programs, Eletrobras is involved in the administration of the Proinfa program.

Under the Proinfa program, Eletrobras purchased electricity generated by these alternative sources for a period of up to 20 years and transfer it to free consumers and certain electricity distribution companies (which are responsible for including the costs of the program in the tariffs for all final consumers in their respective concession area, except for low-income consumers). In its initial phase, the Proinfa program is limited to a total contracted capacity of 3,300 MW (1,100 MW for each of the three alternative energy sources). In its second phase, which will start after the 3,300 MW limit is reached, the Proinfa program is intended, in a period of up to 20 years, to have contracted capacity equivalent to 10.0% of the annual domestic consumption of electricity. The energy production that will be commercialized under the Proinfa program will not be provided by generation concessionaires nor by independent power producers. Such production may only be provided by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an independent power producer or controlled by or affiliated with their controlling entities.

Research and Development

Concessionaires and companies authorized to engage in public power distribution, generation and transmission businesses are required to invest annually at least 1.0% of their net operating income in electric power research and development. Companies that only generate power from wind, biomass and Small Hydroelectric Power Plants are not subject to this requirement.

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Reserve Fund (Reserva Global de Reversão – “RGR Fund”) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP n. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund.

Public Use Fund

The Brazilian Government has imposed a fee on Independent Power Producers reliant on hydrological resources, except for Small Hydroelectric Power Plants, similar to the fee levied on public industry companies in connection with the RGR Fund. Independent Power Producers are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público – “UBP Fund”) according to the rules of the corresponding public bidding process for the granting of concessions. We received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 are paid directly to the Brazilian Government.

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the Fuel Consumption Account (Conta de Consumo de Combustível – “CCC Account”). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. In February 1998, the Brazilian Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and belonging to the SIN. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

Each electric power Company is required to contribute annually to the CCC Account. Annual contributions are calculated based on cost estimates for the fuel needed for the operation of thermal plants in the following year. CCC Account then reimburses the electric power companies for a substantial portion of their thermal plants fuel costs. The CCC Account is administered by Eletrobras.

Law n. 12,111 amended the formula for calculation of the CCC Account relating to the Isolated System. The amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the SIN. The total cost of generation includes the cost of fuel, the cost of energy purchased and associated power, operation and maintenance costs for distribution, asset depreciation, return on investment, energy sector fees, goods circulation tax (provided it is not compensated by the distribution company) and other costs associated with the rendering of services in remote regions. The Company’s subsidiaries which produce energy in the North of Brazil are being reimbursed for their production costs through the CCC Account. The CCC Account’s regulatory agency established thresholds for costs associated with the generation of energy, and costs above these thresholds are not reimbursed.

Energy Development Account

In 2002, the Brazilian Government instituted the Energy Development Account (Conta de Desenvolvimento Energético – “CDE Account”), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the: (i) development of electricity production throughout the country; (ii) production of electricity by alternative energy sources; and (iii) universalization of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and managed by Eletrobras.

The Electricity Regulatory Law establishes that the failure to pay the contribution to the RGR Fund, Proinfa program, the CDE Account, the CCC Account, or payments due by virtue of purchase of electricity in the Regulated Market or from Itaipu prevents the non-paying party from receiving a tariff readjustment (except for an extraordinary review) or receiving resources arising from the RGR Fund, CDE Account or CCC Account.

Electricity Reallocation Mechanism

The energy reallocation mechanism (Mecanismo de Realocação de Energia – “MRE”) provides financial protection against hydrological risks for hydro-generators according to energy commercialization rules in effect, to mitigate the shared hydrological risks that affect the generators and assure the optimal use of the hydroelectric resources of the SIN.

The mechanism guarantees that all the generators that participate in it will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which is referred to as “assured electricity,” irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity. In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity, to those whose generation was less than assured electricity. The effective generation dispatch is determined by the ONS, which takes into account nationwide electricity demand, the hydrological conditions of the SIN and transmission limitations.

Reimbursement of the generation costs of the relocated electricity is provided to compensate generators that relocate electricity to the system in excess of their assured electricity. Generators are reimbursed for their variable operational costs (except fuel) and costs for the use of water. The total costs of the relocated electricity (from all generators that provided electricity to the energy reallocation mechanism) are then combined and paid by the generators that receive electricity from the mechanism.

The mechanism includes all hydroelectric power plants subject to the centralized dispatching of the National Electricity System Operator, small hydroelectric stations that opt to participate in the mechanism and thermal power plants with centralized dispatching, included in the Initial Supply Contracts and whose fuel costs are subsidized by the CCC Account. Since 2003, the CCC Account power plants only partially participated in the mechanism, due to the gradual reduction of the subsidy.

Electric Power Services Supervision Fee – TFSEE

ANEEL also charges a supervision fee from electric power services agents and concessionaires. This fee is called the Electric Power Services Supervision Fee (Taxa de Fiscalização de Serviços de Energia Elétrica, or TFSEE) and was created under Law n. 9,427 of December 26, 1996, as amended by Law n. 12,111 of December 9, 2009, and is charged at the rate of 0.5% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

Financial Compensation For Use Of Water Resources (CFURH)

The states, the Federal District, and municipalities, as well as direct public federal administration bodies all receive financial compensation from generating companies for use of water resources and loss of productive land due to the flooding of the area for the construction and generation of electric power. CFURH is based on power output and paid to the states and municipalities in which the plant or reservoir is situated. ANEEL is responsible for the collection and management of such fee. This charge is not assessed on Small Hydroelectric Power Plants, as they are exempt from this requirement.

Emergency Capacity Charge (ECE)

The Emergency Capacity Charge (Encargo de Capacidade Emergencial – ECE) was created as provided for in Article 1 of Law n. 10,438 of April 26, 2002, as amended by Law n. 12,212 of January 20, 2010. It is assessed proportionally to the final individual total consumption of all consumers served by the SIN and classified as a specific tariff charge. ANEEL ruled that its basis would be the cost of contracting generating capacity or voltage estimated by the Brazilian Emergency Energy Commercialization Company (Comercializadora Brasileira de Energia Emergencial, or CBEE) in any given year.

Rationing

The Electricity Regulatory Law establishes that, in a situation where the Brazilian Government decrees a compulsory reduction in the consumption of electricity in a certain region, all energy amount agreements in the Regulated Market, registered within the CCEE in which the buyer is located, must have their volumes adjusted in the same proportion to the consumption reduction.

The Effects of the New Bankruptcy Law on Eletrobras

On February 9, 2005, the Brazilian Government enacted Law n. 11,101 (“New Bankruptcy Law”). The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata  (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Therefore it is unclear whether or not the provisions in connection with judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to Eletrobras.

Judicial Recovery

In order to request judicial recovery, a debtor must fulfill the following requirements: (i) conduct its business in a regular manner for more than two years; (ii) not be bankrupt (or, in the event that the debtor was bankrupt in the past, then all obligations arising therefrom must have been declared extinguished by a judgment not subject to appeal); (iii) not have been granted a judicial recovery or special judicial recovery in the five or eight years prior to its request, respectively; and (iv) not have been convicted of (or not have a controlling partner or manager who has been convicted of) a bankruptcy crime. All claims in existence at the time of the request for judicial recovery are subject to such procedure (including potential claims), except for claims of tax authorities, creditors acting as fiduciary owners of real or personal properties, lessors, owners or committed sellers of real estate, including for real estate developments, or owners under sale agreements with a title retention clause (paragraph 3 of Article 49 of the New Bankruptcy Law). The judicial recovery can be implemented by means of one or more of the following transactions, amongst others (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spin-off, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its creditors the right to independently appoint management and the power of veto; (v) capital increase; (vi) leasing of its premises; (vii) reduction in wages, compensation of hours and reduction of the workday, by means of collective bargaining; (viii) payment in kind or the renewal of the debtor’s debts; (ix) creation of a company composed of creditors; (x) partial sale of assets; (xi) equalization of the debtor’s financial charges; (xii) constitution of an usufruct  on the company; (xiii) shared management of the company; (xiv) issuance of securities; and (xv) creation of a special purpose company for purposes of receiving the debtor’s assets.

Extrajudicial Recovery

The New Bankruptcy Law also created the extrajudicial recovery mechanism, by means of which a debtor who meets the requirements for the judicial recovery (as outlined above) may propose and negotiate with its creditors an extrajudicial recovery plan, which must be submitted to the court for approval. Once approved, such a plan will constitute a valid means of enforcement. The extrajudicial recovery is not applicable, however, to any claims relating to labor or workplace related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan does not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

Liquidation

The New Bankruptcy Law changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims (except for tax fines); (iv) personal claims enjoying special privileges (as defined in other statutes); (v) personal claims enjoying general privileges (among others, unsecured creditors who have provided goods or services to the debtor during its judicial recovery and creditors who are so defined in other statutes); (vi) unsecured debts (creditors not provided for in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and creditors whose claims exceed the amount of their respective guarantees); (vii) contractual fines and monetary fines arising from the disobedience of statutes; and (viii) subordinated debts (as provided for by law or in an agreement, and creditors who are partners or managers of the debtor company but not in the context of a labor relationship). The New Bankruptcy Law establishes that only a creditor claiming for an amount in excess of 40 times the minimum monthly Brazilian wage can commence liquidation proceedings. However, it is permitted for creditors to commence a class action in order to comply with the minimum amount mentioned above. The New Bankruptcy Law also extended (i) the time period in which a debtor must present its defense in connection with a request for its bankruptcy from 24 hours to ten days, and (ii) the suspension period during which no assets may be sold or liquidated from 60 to 90 days (from either the date of filing the bankruptcy petition, the request for judicial recovery or from the date of the first protest of a note due to its non-payment by the company).

Environmental

General

Environmental issues can significantly impact Eletrobras’ operations. For example, large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people. The Brazilian Federal Constitution gives both the Brazilian Government and state and local governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations. Accordingly, most of the environmental regulations in Brazil are state and local rather than federal.

Any failure to comply with environmental laws and regulations may result in criminal liability, irrespective of the strict liability to perform environmental remediation and to indemnify third parties for environmental damages. These failures may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the prohibited activities.

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a basic environmental impact study must be prepared by outside experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a special environmental report on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Once approved, the project goes through a three stage licensing process, which comprises a license to attest the viability of the project, a license to begin work, and a license to operate the project. In addition, the company is required by law to devote 0.5% of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. The generation and transmission facilities owned by Eletrobras benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses.

As of December 31, 2011, the subsidiary Eletrobras Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II. Because Eletrobras Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by the Brazilian National Commission for Nuclear Energy (Comissão Nacional de Energia Nuclear – “CNEN”) under the nuclear and environmental regulations in effect at that time. A study group formed by the Federal Public Attorney’s Office, CNEN, the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA), the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA), Eletrobras Eletronuclear and Eletrobras was established to prepare a Term of Adjustment (Termo de Ajustamento de Conduta, or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletrobras Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished IBAMA, ANEEL and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. Eletrobras Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil.

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented a number of actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions and Eletrobras is in charge of administering them. The most important project in this area is the Procel.

The National Electric Conservation Program (Programa de Conservação de Energia Elétrica – Procel) was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program and we are responsible for its execution. The main objective of Procel is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on the production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Program for the Development of Alternative Electricity Sources (Programa de Incentivo às Fontes Alternativas de Energia Elétrica – Proinfa), with the objective of diversifying the Brazilian energy matrix by searching for regional solutions with the use of renewable energy sources.

b) Company’s environmental policy and costs incurred for compliance with environmental regulation and, if appropriate, other environmental practices, including adherence to international standards of environmental protection

The environmental policy of the Eletrobras Group aims to provide guidelines for the management of social and environmental issues associated to its electric power projects. The Company complies with government policies, especially those related to the environment, water resources, climate change and energy, with the relevant legal and regulatory frameworks as well as with international agreements to which Brazil is a signatory.

The environmental aspects inherent to the activities of generation, transmission and distribution of electricity have evolved in recent decades. Environmental policy for the Brazilian power sector was first established in the Environmental Master Plan for the Electricity Sector (“PDMA II") - 1991/1993.

The new institutional model of the sector led to the formulation of an exclusive environmental policy for Eletrobras’ Group. The first version was approved in March 2006 by the High Council of Eletrobras Group (Conselho Superior do Sistema Eletrobras - "Consise”).

In order to meet the requirements of the reorganization process and the strategic repositioning of the Eletrobras Group, its environmental policy has been improved in the second half of 2009 under the Eletrobras Group Subcommittee on Environment (Subcomitê de Meio Ambiente do Sistema Eletrobras – “SCMA”). This revised version was approved in January 2010.

This new environmental policy is divided into two levels: (i) principles, which summarize the essence of the environmental commitment of companies; and (ii) guidelines, which aim to provide an operational dimension to the principles.

The principles addressed by environmental policy of the Eletrobras Group, and its main guidelines are the following:

(i) Internal Integration: ensures the incorporation of the environmental dimension to the Company’s processes. To do so, Eletrobras shall consider the public policies regarding the environment in its internal processes, to manage the environmental aspects of its projects by coordinating the different areas of the company, incorporate the environmental dimension to decision-making processes and incorporate the principles and guidelines of the environmental policy for executed contracts and partnerships formed;

(ii) External Integration: Aims to implement programs and environmental actions in coordination with other sectors and institutions. To do so, Eletrobras shall enhance opportunities for local and regional sustainable development arising from the projects, shall endeavor to share institutional and financial responsibilities with other public and private agents acting in the area of the projects in order to contribute to the integrated management of watersheds and to the sustainable use of water resources, together with such stakeholders, and take into account the individual aspects of the ecosystems and local communities in joint actions and environmental programs with actions and public policies;

(iii) Relationship with the Community: promote relationships with the several community segments. The guidelines established to achieve this goal are: dialogue with the different social stakeholders involved from the early planning of projects and identify their needs and expectations, establish procedures for communication with appropriated language to the intended audience, and establish ongoing process of communication and clarification the public on issues related to energy and environmental initiatives;

(iv) Sustainable Use of Energy Resources: exploring the potential of local and regional resources in connection with the principles of sustainable development. To do so, Eletrobras shall encourage the use of renewable sources in order to expand the supply of electricity, use incentive mechanisms to reduce emissions of greenhouse gases as a business opportunity, internalize the social and environmental benefits and costs to define the use of energy resources, and support energy conservation and efficiency programs as a strategy for rational use of natural resources; and

(v) Environmental Management: seeks to implement an environmental management system integrated with other corporate management systems. Eletrobras shall take actions that promote the improvement of environmental performance indicators used to measure the results of environmental management, encourage employees, business partners and suppliers to comply with environmental requirements, encourage energy conservation and efficiency and fight waste within the company, sensitize and train employees, partners and suppliers about their responsibilities to the environment, and promote environmental awareness activities in the areas under the influence of its projects.

c) Dependence on material patents, trademarks, licenses, concessions, franchises, contracts, royalties for the development of the activities

Eletrobras develops its electric power generation, transmission and distribution activities in accordance with the concession agreements signed with the Brazilian Government through ANEEL and, accordingly, its financial condition and results of operations depend on the continuation of such concessions.

The generation, transmission and distribution concessions are granted through competitive bidding processes conducted by the granting authority. Eletrobras depends on its competitive condition in those bidding procedures to obtain such concessions.

For more information on the concessions held by Eletrobras, see item 9.1. of this Reference Form.

7.6 – Information about countries where the Company earns significant revenues:

Although Eletrobras is studying the feasibility of projects and the possibility to participate in projects abroad, currently Eletrobras has no revenues originating from countries other than Brazil.

7.7 – Regulation in countries where the Company earns significant revenues its and influence in the Company’s business:

Not applicable. Although Eletrobras is studying the feasibility of projects and the possibility to participate in projects abroad, currently Eletrobras has no revenues originating from countries other than Brazil.

7.8 – Material long-term relationships not included elsewhere in this Reference Form:

Itaipu Binacional - ANDE (Paraguay)

Itaipu Binacional is a bi-national entity created and governed in equal rights and obligations under the terms of the Treaty dated April 26, 1973, entered by and between the Federative Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties, and its capital stock is equally divided between Eletrobras and Administración Nacional de Electricidad - ANDE, also referred to as the Parties.

Itaipu Binacional is headquartered in Brasilia, capital of the Federative Republic of Brazil and in Asuncion, capital of the Republic of Paraguay, and is entitled full tax exemption in both countries, pursuant to the Treaty.

Itaipu’s objective is the hydroelectric exploitation of water resources of the Paraná River, which belongs to both countries, from and including the Salto de Guaíra to the Iguaçu River, through the construction and operation of a hydroelectric power plant with total capacity of 12.6 million kW, generating quality electric power, with social and environmental responsibility, and promoting economic, touristic and technological sustainable development in Brazil and Paraguay.

Itaipu Binacional formally began its operations on May 17, 1974, and the hydroelectric plant was officially inaugurated on October 25, 1984, and from March 1985, two generating units were available to Brazil and Paraguay. In 1991, the first implementation stage of generating units was completed. Upon commencement of operations of the last two generating units in December 2006 and April 2007, the hydroelectric plant expanded its installed capacity to 14 million kW, reaching a generation record in 2008, when it produced 94.7 billion kWh. Itaipu Binacional is governed by the rules established by the Treaty, and is governed by a Board of Directors and a Board of Executive Officers, comprised by an equal number of members from each country.

Itaipu Binacional’s financial statements and supplemental information were prepared in accordance with the accounting principles accepted in Brazil and in Paraguay, respecting the specific provisions set forth in the Treaty and other official records.

The main differences of the accounting practices adopted in these countries are:

(I) The depreciation of fixed assets and amortization of intangible assets is not calculated;

(II) The accumulated income of Itaipu Binacional are not presented in the shareholders’ equity and, instead, are presented in the line item “Income subject to Compensation”, as part of the assets;

(III) The return on capital paid to the High Contracting Parties does not consider the realization of net income and, instead, is part of the passive and corresponds to an operational expense in the statement of income;

(IV) The Statement of Origins and Application of Funds is part of the Financial Statements, and the Consolidated Cash Flow and Added Value are presented as supplementary information; and

(V) Itaipu Binacional does not prepare the Statement of Changes in the Shareholders’ Equity and the Statement of Other Comprehensive Income, as its shareholders’ equity is not modified.

Income from operations of Itaipu Binacional encompasses the amounts resulting from electricity services rendered, based on the power purchased by Eletrobras Group’s companies, in Brazil, and ANDE, in Paraguay, under the letters of commitment and agreement entered into for this purpose, as well as from reimbursement for costs of energy additional to guaranteed energy, not associated to the contracted capacity.

Compensation for the assignment of energy charged to Eletrobras is credited to the Paraguayan Government, depending on the volume of Paraguayan energy assigned.

Financial revenues of Itaipu Binacional encompass revenues deriving from interest accrued on investments made in financial institutions, amounts in arrears in connection with late payments made under electricity services agreements and interest resulting from the debt renegotiation with ANDE (related to electricity services rendered and interest arising from the agreement executed with ANDE for the construction of the right bank substation).

The operations conducted by Itaipu Binacional are made in several currencies, mainly reais and guaranis, and are accounted for based on the US dollar. The effects of currency fluctuation are reflected in the financial statements pursuant to conversion criteria described therein, based on the range of the fluctuation of such currencies in comparison to the US dollar in Brazil and Paraguay. The amounts recorded in US dollars are registered at cost (historical), not considering the effects of currency fluctuation.

For further information about the contracts, financing and other transactions involving Eletrobras and Itaipu Binacional, see items 10.2 and 16.2 of this Reference Form.

CEPEL

Centro de Pesquisas de Energia Elétrica – Cepel is the executor for the research, development and investment programs for the Eletrobras Group. Created in 1974, as the result of Eletrobras’ strategic planning, with the main objective of supporting the technological development of the Brazilian electricity sector.

Cepel’s beneficiaries exceed Eletrobras, and include the MME and entities of the electric power industry, such as the EPE, ONS, CCEE and ANEEL, in addition to concessionaires and manufacturers.

Cepel has a collection of methodologies and computer programs subject to permanent improvement and development, which are applied to plan the expansion of generation and transmission activities, considering environmental aspects and the use of alternative sources and are also used in the operation of hydrothermal interconnected systems and  to the basic network operation, in real-time, and is widely used throughout the electric power industry.

In addition, Cepel also develops studies and research to create technologies for (i) transmission, enabling, for example, increase of capacity, reduction of pass bands and better routes for the installation of new lines; (ii) monitoring and diagnosis of equipment, seeking to optimize investments and safety of operations; (iii) energy conservation and efficiency; and (iv) metallurgy and materials. Cepel also provides technological support to important governmental projects and programs, such as Luz para Todos, Proinfa, Procel and Reluz, actively cooperating in the elaboration of the Energy Expansion Plans.

Cepel has a complex of 30 laboratories, used to support research and development projects and to conduct tests, forensic analyses and compliance analyses for certification procedures. Several laboratories are pioneers in Brazil, many of them unique in South America.

In 2011, Cepel developed 95 R&D+I projects for the Eletrobras Group, including: Expansion Planning (5); Environment (5), Hydrology Stochastic, Water and Wind (4); Energetic Operation Planning (5); Network Planning, Operation and Analysis (10); Scada/Ems Technologies (4); Disturbance Analysis (2); Transmission (11); Metallurgy and Materials (8); Monitoring and Diagnosis (11); Conservation and Efficient Use of Energy (14); Renewable Energy and Distributed Generation (6); Distribution, Measurement and Fight against Energy Losses (6); Computational Techniques Applied to the Energy Area (3) Financial Analysis of Projects and Tariffs (1).

In order to secure funding for the research projects of the Centre, the Eletrobras Group made available around R$ 178 million through annual contribution funds for the financial year 2011, out of which R$ 14 million investments were invested in Cepel’s infrastructure.

Angra III Nuclear Power Plant

Eletrobras Eletronuclear has a long-term relationship with construction company Andrade Gutierrez in connection of the construction of the Angra III Nuclear Power Plant.

The construction of Angra III was tendered and adjudicated to construction company Andrade Gutierrez through a contract executed on June 16, 1983. The contracted construction company was mobilized in June 1984, when contraction commenced. The services already implemented consisted of mobilization, installation of construction infrastructure at the construction site and local interventions in the buildings, such as sections in rocks and opening of pits for the foundation blocks.

In April 1986 the construction work was halted, and the contractor demobilized. However, the contract remained in force, pending a government decision for resuming construction. In order to preserve the contract, the amount paid annually to Andrade Gutierrez for the maintenance of its facilities, preservation of the facilities construction site and for the use of its facilities by Eletrobras Eletronuclear was of approximately R$ 5 million. In 2009, the contract was revised and adapted to the market conditions then prevailing, to the actual numbers arising from the Angra II construction experience and to the adjustment of the contractual scope in order to meet all the construction needs.

In order to support the negotiations, timelines and schedules were set and prepared for major civil work activities of Angra III, considering a term of 66 months for the project’s completion (from the beginning of the concrete slab foundation of the reactor building). All necessary tasks were identified and quantified. Both Eletrobras Eletronuclear and Andrade Gutierrez prepared, for each service, individual prices. The Federal Government’s Audit Court (TCU) analyzed the amendment and agreed with the continuation of the works aiming the completion of the plant.

The construction company's offer, after several rounds of the negotiations, was of R$ 1,368,600 thousand. Considering the reduction established by the TCU of R$ 120,100 thousand, the final value of the contract was set at R$ 1,248,500 thousand.

Additionally, Areva, resulting from the merger of the German company Siemens KWU with France's Framatome, is the largest supplier of the Angra III Project, and has a valid contract regulating its role in the plant’s construction, supplying imported equipment and services. In July, 2011, the Equipment Supply agreement, the Engineering agreement and the Security agreement were executed.

Funding for the imported goods and services - about EUR 770 million - will derive from loans by European banks, some of them, repeatedly, confirmed their interest in participating in the project’s financing. Areva has 03 contracts entered by and into with Eletrobras Eletronuclear: (i) one in connection with the supply of assorted imported equipment (mechanical, electrical, instrumentation and control), (ii) one for engineering services; and (iii) one to provide security for the supplies and services.

Project Timeline

Angra III’s construction period was planned for 5.5 years, counted from beginning of the concrete slab foundation of the reactor building until commencement of commercial operations, including the planning, construction, electric-mechanical assembly, commissioning and testing.

Current Situation of the Plant

Matters in connection with Environmental Licensing

Regarding the environmental licensing process, there are no obstacles to the continuation of construction works. Eletrobras Eletronuclear took the initiative to hold 17 public hearings with neighboring communities surrounding the Central Nuclear Almirante Álvaro Alberto (Angra dos Reis, Paraty and Rio Claro) and in the cities of Rio de Janeiro and Ubatuba-SP. In addition, the Brazilian Institute of Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Renováveis – IBAMA) called 8 public hearings in these cities, and the Environment Impact Report and the Plan aiming Compliance with Environmental Licensing Process Requests, submitted by Eletrobras Eletronuclear were approved by IBAMA, which issued the necessary licenses to the commencement and continuation of the construction work, as follows:

  Initial License: issued on July 23, 2008;

  Installation License: issued on March 05, 2009. On December 02, 2009, the license was amended, reinstating the 06-year term and including 46 constraints (01 additional constraint) which are being assessed by Eletronuclear within the established deadlines.

Matters in connection with Land Use Licensing Process

Similarly to the environmental licensing, there are no constraints to the continuation of the implementation works of Angra III. On 24 June, 2009, the city of Angra dos Reis, after a period of negotiation with Eletrobras Eletronuclear about social and environmental investments to be made in the area of influence of the nuclear power plant, issued the Decree of Construction License n. 108/2009 for the construction of Angra III.

Matters in connection with Nuclear Licensing Process

Based on the main documents submitted by Eletrobras Eletronuclear aiming to comply with the nuclear licensing process, the Preliminary Report of Safety Analysis - RPAs, the Preliminary Report of Physical Protection - RPPF, the Preliminary Report of Fire Protection - RPPCI and a set of reports and documents ensuring the safety of the plant in the construction and operation stages, the Brazilian regulatory authority for nuclear facilities, the National Commission of Nuclear Energy (Comissão Nacional de Energia Nuclear - CNEN), issued the following licenses:

  1st Partial license: issued on March 9, 2009, authorizing the execution of the concreting regularization of digging foundations and waterproofing of the foundation slab of the reactor building and the reactor’s auxiliary building foundation slab.

  2nd Partial License: issued on March 11, 2010, authorizing the construction of non-nuclear buildings and structures.

  3rd Partial License: issued on March 29, 2010, authorizing the construction of the turbine building.

  License for Concreting the reactor building: As a result of a series of technical meetings held between CNEN and Eletronuclear, several permits were issued allowing the concreting of the Spherical Cap, Circular Walls, Radial Wall and Free Pillars. Partial permits were also granted for the Secondary Walls, External Cylindrical Wall, Secondary Elevation Cylindrical Wall, Elevation Slabs and Concrete Walls.

  Construction License: Issued on May 31, 2010, authorizing the concreting of the reactor building foundation slab (UJB), conditioned upon the submission by Eletrobras Eletronuclear to CNEN of blueprints and calculations for the subsequent stages of work. In this context, CNEN has issued the following permits for concreting services:

Date	Structure	Authorization	Legal Act
May 31, 2010	Reactor building (UJB)	Concreting of the foundation slab	Of. 094/10 – CGRC
September 27, 2010	Control building (UBA)	Concreting of the foundation slab	Of. 168/10 – CGRC
October 15, 2010	Auxiliary Reactor Building (UKA)	Concreting of the foundation slab	Of. 182/10 - CGRC
December 08, 2010	Reactor building (UJB)	Concreting of the spherical cap, Circular Walls, Radial Walls and Free Pillars	Of. 207/10 – CGRC
January 10, 2011	Auxiliary Reactor Building (UKA)	Concreting of the structures between the foundation slab and the underside of the elevation slab + 1,74m	Of. 004/11 - CGRC
January 26, 2011	Reactor building (UJB)	Concreting of Secondary Walls located below the lower Spherical Cap Structure	Of. 012/11 - CGRC
March 01, 2011	Reactor building (UJB)	Concreting of External Cylindrical Wall between elevations -0,85m and + 14,15 m	Of. 039/11 - CGRC

Renegotiation of Valid Contracts for Angra III

After recognizing the legal validity of contracts which had been signed in the  past in connection with Angra III construction, Eletrobras Eletronuclear, in addition to the renegotiation of the contract with Construtora Andrade Gutierrez for the execution of construction work (renegotiation examined and approved by TCU) and of the agreement with Areva for the supply of imported equipment and the execution of foreign engineering, is renegotiating technical and commercial aspects with several national suppliers of materials, equipment and components to Angra III. Among these manufacturers and supplies are:

  CONFAB - Large Vessels and Tanks: totaling R$ 282.7 million, two contracts related to the supply of steel plates and execution of the assembly of containment sphere of the reactor building, the contract for the supply of the package of tanks GR1 / GR2, as well as contracts for the supply of contention locks were renegotiated.

  BARDELLA - Equipment and Material Handling Equipment: 3 contracts were renegotiated, in the amount of R$ 58.5 million, related to the supply of the polar bridge for the reactor building, group turbo building's bridge - generator and semi-gantry crane. There are ongoing renegotiations of two contracts in connection with the supply of the bridge and other equipment of water intake;

  NUCLEP - Large Mechanical Equipment: 3 contracts renegotiated, in the amount of R$ 80.5 million, related to the supply of the main condensers, accumulators and package of embedded of the reactor vessel's support. There are ongoing renegotiations of 4 contracts for the supply of special supports, fixed points and pressure equalizing structures and super-compact racks.

  SIEMENS DO BRASIL – Generator’s Power Source: the contract renegotiation was finalized by the end of 2011, and the final report issued by the working group was submitted to Eletronuclear’s board of executive officers for approval;

  KSB: Centrifugal Pumps: the contract renegotiation was finalized and the working group is finalizing the final report;

  EBSE: Welded Ferritic Tubes: contract renegotiated, in the amount of R$ 17.2 million

Main Bidding Processes ongoing:

Among the sixteen major contracts which will be subject to bidding procedures in connection with the national engineering services in the areas of Civil Engineering, Electromechanical Engineering Services, Management and Electromechanical Assembly Support Services, ten contracts were awarded, five are being prepared for bidding (preparation of the technical and commercial documentation needed to the publication of the notice) and one is currently subject to ongoing bidding process, as summarized below:

Executed contracts:

  Emergency Services (Civil Engineering) - INTERTECHNE: R$ 1 million;
  Project of the 138 kV / 500 kV Line – MARTE ENGENHARIA: R$ 0.9 million;
  Planning Support and Development of Schedules - STEI CONSULTING: R$ 3.8 million
  Civil Projects for Nuclear Structures - ENGEVIX: R$ 14.0 million;
  Oversight of Civil Construction Works - CONCREMAT: R$ 89.9 million;
  Implementation and Technical Support - LOGOS ENGENHARIA: R$ 118.7 million;
  Development of Flowcharts - INTERTECHNE: R$ 0.6 million;
  Electromechanical Projects for the External Area - ENGEVIX: R$ 2.3 million;
  Oversight of Equipment Manufacturing - CONSULPRI: R$ 11.6 million;
  Oversight of Electromechanical Assembly - DUCTOR: R$ 70.9 million;
  VPR Support – CONFAB: R$ 34.6 million;
  Lugs and Special Ferritic Parts – FUZI-TEC: R$ 0.85 million;
  Welded Tubes – ESPES – FUZI-TEC: R$ 12.4 million;
  Additional Horizontal Centrifugal Pumps – KSB: R$0.42 million;
  Fans – SOMAX: R$14.3 million;
  Return and Regulation Dampers – TROX: R$4.84 million; and
  Ongoing bidding process – Electromechanical Projects Associated to the Secondary Circuit.

Main ongoing developments and civil construction work

After the aforementioned licenses were obtained and an authorization was issued by IBAMA in September 2005 for the execution of civil construction works for PRAD - Plan for Recovery of Degraded Areas, until the present date, briefly, the following construction works were performed:

  Preparatory Activities in Digging foundations: depletion of the area, surface cleaning, removal of loose stones and cuttlefish, correcting negative slope, filling points of upwelling water, execution of the concrete regularization of the digging foundations for various buildings, etc.

  Infrastructure of the Construction Site Activities: after obtaining a building permit granted by the National Commission of Nuclear Energy (Comissão Nacional de Energia Nuclear – CNEN), on May 31, 2010, the following ongoing activities according to Administrative Order 02/2011 of Construtora Andrade Gutierrez are:

    Adequacy of facilities and construction site;
    Preparation, cutting, bending and application of the frame for the buildings UJB, UMA, UBA, UKA, PAB, UQT and other buildings and structures;
    Preparation, manufacture and application of foundation forms to the buildings ULB, UQT / UQN;
    Preparation, manufacture and application of forms, columns and walls of the buildings UJB, UMA, UBA, UKA, ULB and other buildings and structures;
    Preparation, manufacture and application embedded parts;
    Preparation and release the concrete to the buildings UJB, UMA, UBA, UKA, PAB, UQT and other buildings and structures;
    Works on land - digging, loading and transportation 1st and 2nd up to 1.5 km.

  Civil Construction Developments: the main developments in civil construction works were focused in the execution of the structural concrete to the extent the CNEN permits allowed. The developments in the main buildings are described below:

    Reactor Building (UJB) – concreting of the frames and elevations: -0.95m. +3.60m. +7.15m. +11.10m and +14.15m.
    Auxiliary Reactor Building (UKA) - concreting of the frames and elevations: -4.95m. -3.95m. -0.95m. +2.05m and +5.05m.
    Turbine Building (UMA) - concreting of the frames and elevations: -4.40m. -0.95m. +5.15m. +9.15m. + 12.35m. +13.45m. + 15.69m and + 18.65m.
    Control Building (UBA) - concreting of the frames and elevations: -1.15m. +1.74m. +5.15m. +8.45m.
    Emergency Supply Building (ULB) - concreting of the frames and elevation +0.35m and framing of elevation +3.00m.
    Structure for Water Intake for Cooling (UPC) - concreting of the frames and elevations: -9.95m and -8.00m and framing of elevation -6.60m.

  Contention Sphere Assembly Activities: activities regarding the assembly of the contention sphere commenced in June, 2011, and zone 1 was pre-assembled. On October 05, 2011, zone 1 was fully positioned within the concrete cap of the Reactor Building (UJB), a milestone for the project. Zone 2 of the contention sphere was fully positioned on October 26, 2011. Pre-assembly of Zone 3 was concluded on November 02, 2011 and of Zone 04, on December 29, 2011.

Sustainability Report

Eletrobras discloses its sustainability report annually. Since 2008, the companies within Eletrobras Group adopt the guidelines of Global Reporting Initiative (GRI) for the preparation of their sustainability reports. Additionally, Eletrobras is a signing party of the United Nations Global Pact, the biggest world’s initiative of corporate responsibility, and is part of the Corporate Sustainability Index (Índice de Sustentabilidade Empresarial – ISE) of BM&FBOVESPA. Eletrobras also aims to be part of the Dow Jones Sustainability Index. Its sustainability report lists information about corporate management, social, environmental and economic development indexes, and other indexes which are specific to the electric power industry. The sustainability report is available at Eletrobras’ investor relations website (www.eletrobras.com, then access, in the menu at the left corner, “Investor Relations” and, in this page, select “Financial Information” on the menu to the left and then, “Sustainability Report”.)

7.9 – Other material information:

There are no other material information not disclosed in the other topics of item 7 of this Reference Form.

8.1 – Company’s Economic Group

a) direct and indirect controlling shareholder and d) interest held on Company’s capital stock by other companies belonging to the group

Eletrobras is a publicly-held, mixed capital company, controlled by the Federal Government, owner of 50.9% of the Company’s voting common shares and 40.9% of the Company’s total capital stock as of December 31, 2011.

The National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social - BNDES) is considered a related person to Eletrobras’ controlling shareholder, as it is a federal  government-owned company, and, therefore, it is controlled by the Federal Government. On December 31, 2011, BNDES owned 76,338,832 common shares and 18,262,671 Class B preferred shares issued by Eletrobras, representing 6.99% of the Company’s capital stock.

BNDES Participações S.A. (“BNDESPAR”) is considered a related person to Eletrobras’ controlling shareholder, as BNDESPAR is a BNDES’ wholly-owned subsidiary. On December 31, 2011, BNDESPAR owned 180,757,951 common shares and 18,691,102 Class B preferred shares issued by Eletrobras, representing 14.8% of the Company’s capital stock.

The Federal Savings Bank (Caixa Econômica Federal - CEF) is considered a related person to Eletrobras’ controlling shareholder, as it is a federal government-owned company and, therefore, it is controlled by the Federal Government. On December 31, 2011, CEF owned 8,701,564 common shares and 8,701,564 Class B preferred shares issued by Eletrobras, representing 0.6% of the Company’s capital stock.

On December 31, 2011, Eletrobras’ capital stock was divided as following:

Shareholder	% of Common Shares	% of Class A Preferred Shares A	% of Class B Preferred Shares	% of Total Capital Stock
Federal Government
Federal Government	50.87	-	-	40.88
Guarantor Fund for Popular Housing (Fundo Garantidor da Habitação Popular) – FGHAB¹	0.09	-	-	0.07
National Fund for Development (Fundo Nacional de Desenvolvimento) – FND¹[2]	4.20	-	-	3.37
Guarantor Fund for Investments (Fundo Garantidor de Investimentos) – FGI¹	-	-	3.30	0.65
Operations Guarantee Fund (Fundo de Garantia de Operações) – FGO¹	-	-	0.18	0.03
BNDESPAR	16.63	-	7.04	14.75
BNDES	7.02	-	6.88	6.99
CEF	0.80	-	-	0.64
	79.61	-	17.40	67.38
Others	20.39	100	82.60	32.62
Total:	100	100	100	100

¹ Funds controlled by the Federal Government.

2 FND was extinguished pursuant to Provisional Measure n. 501/10, of December 30, 2010. However, the inventory has not been completed yet. After its completion, the shares held by FND will be transferred to the Federal Government.

b) controlled and associate companies

Eletrobras holds equity interests in electricity generation, transmission and distribution companies. Information about Eletrobras’ subsidiaries is listed below:

CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Generation and Transmission Companies

Chesf:

Companhia Hidroelétrica do São Francisco (“Chesf’) is an electric power utility concessionaire incorporated with the purpose to generate, transmit and commercialize electric power, through a Concession Agreement executed with ANEEL. Its generating system is hydrothermal, with an installed capacity, on December 31, 2011, of 10,679 MW (considering the equity interest held by the company in SPES). Hydroelectric power plants correspond to more than 97% of its total capacity. On December 31, 2011, Chesf’s transmission system was comprised of 18,723 km of operating transmission lines, of which 5,122 km are 500 kV transmission circuits, 12,792 km are 230 kV transmission circuits and 809 km are low tension transmission circuits. Chesf’s system has 100 substations with voltages higher than 69 kV, 762 transformers effectively operating at all voltage levels with a capacity of 44,181 MVA and 5,683 km of optic fiber cables.

CGTEE:

Companhia de Geração Térmica de Energia Elétrica (“CGTEE”) is an electric power utility concessionaire incorporated with the purpose to generate, transmit and commercialize electric power, through a Concession Agreement executed with ANEEL. On December 31, 2011, its generation system was based on thermal plants, with an installed capacity of 840 MW.

Eletronorte:

Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), is an electric power public utility concessionaire controlled by Eletrobras and operating mainly in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Since the 2003 fiscal year, Eletrobras started to operate in other regions of Brazil, as a result of the gradual release of its supply agreements (initial agreements) – at the rate of 25% per year, as established by Law n. 9,648, of May 27, 1998. On December 31, 2011, Eletronorte’s electric power generation system consisted of 4 hydroelectric plants, with an installed capacity of 8,695 MW, and 7 thermal plants, with an installed capacity of 600.33 MW. Accordingly, the total installed capacity of the system is of 9,294 MW. Eletronorte’s transmission system consists of 9,287 km of transmission lines, 43 substations in the National Interconnected System (Sistema Interligado Nacional – SIN), 696 km of transmission lines and 10 substations in the isolated system, totaling 9,983 km of transmission lines and 53 substations, as well as 552 km of transmission lines operated jointly with other companies. The Company owns 100% of Boa Vista Energia S.A., Estação Transmissora de Energia S.A. as well as equity interests in several electric power generation and transmission SPEs.

Eletronuclear:

Eletrobras Termonuclear S.A. (“Eletronuclear”), is a company controlled by Eletrobras incorporated with the purpose to build and operate nuclear power plants, generate electricity from those plants and render engineering and other similar services under the supervision of ANEEL. Within this purpose, Eletronuclear is operating the Angra 1 and Angra 2 power plants, with nominal power of 1,990 MW, as well as maintaining the conditions for the construction of the third nuclear plant, denominated Angra 3. The electric power generated at these plants is sold exclusively to Furnas Centrais Elétricas S.A. (a related party) pursuant to an electric power purchase and sale agreement.

Eletrosul:

Eletrosul Centrais Elétricas S.A. (“Eletrosul”) has its main purpose the transmission and generation of electric power in the states of Santa Catarina, Paraná, Rio Grande do Sul, Mato Grosso do Sul and Rondônia, directly or through SPEs in the states of Rondônia, Paraná, Santa Catarina and Rio Grande do Sul. Eletrosul conducts studies and projects and performs construction, operation and maintenance of electric power generation and transmission systems subject to ANEEL’s regulations. In addition, the concessionaire is authorized to participate in consortia and to hold equity interests in other companies, with the purpose of develop electric power activities. Eletrosul is a closely-held company controlled by Eletrobras. In September, 2011, the Cerro Chato wind farms I, II and III began operations in the State of Rio Grande do Sul, with an installed capacity of 90 MW, of which the company holds 90%. Its transmission system is comprised of 10,006 km of transmission lines with voltages varying from 525 to 69 kV, as well as 554 km jointly held with other companies.

Furnas:

Furnas Centrais Elétricas S.A. (“Furnas”) is controlled by Eletrobras and its operations consist in generating, transmitting and commercializing electric power in the Federal District and in the states of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins. Furnas also holds equity interests in specific purpose entities located in the states of Tocantins, Rondônia and in the border between the states of Santa Catarina and Rio Grande do Sul. Furnas acts as the electric power trading agent for the electric power generated by the Angra I and Angra II power plants. The electricity is commercialized with distribution companies and clients throughout Brazil. On December 31, 2011, Furnas’s electric power generation system was comprised of 8 exclusively owned hydroelectric plants and 2 hydroelectric plants held through partnerships with private companies, with a combined installed capacity of 8,662 MW, and 2 thermal plants with 796 MW of capacity, totaling 9,458 MW. Indirectly, through SPEs, Furnas operates additional 689 MW of generation capacity. Its transmission system is comprised of 19,419 km of transmission lines, with voltages varying between 750 and 25 kV, and other 235 km jointly operated with other companies.

Itaipu:

Itaipu Binacional (“Itaipu”) is a bi-national entity created by and subject to the International Treaty signed on April 26, 1973, between the Federal Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties. Its capital stock is divided equally between Eletrobras and Administración Nacional de Electricidad - ANDE. It was incorporated to exploit the water resources of the Paraná River from Salto de Guaíra to the outfall of Iguaçu River, through the construction and operation of a hydroelectric plant with a total available capacity of 12.6 million KW, generating high quality electricity, with social and environmental responsibility, and promoting the economical, touristic and technological sustainable development of Brazil and Paraguay.

Inambari Geração de Energia S.A. (“IGESA”):

Inambari Geração de Energia S.A (IGESA) is a Special Purpose Entity (SPE) incorporated in 2008 with the purpose of participate in the technical, economical, environmental and legal feasibility study for the construction and exploration of the Inambari’s hydraulic potential, located in the Inambari River, in the border between  Departamentos de Puno, Cuzco and Madre de Dios (Peru). The Eletrobras Group holds 49% of its capital stock (Furnas holds 19.6% and Eletrobras holds 29.4%). The company is not operational yet. The pre-feasibility studies were concluded and approved in 2009. Currently, the SPE is concluding the feasibility studies. Construction is expected to begin in 2013.

Centrales Hidrelectricas Centroamérica S.A. (“CHC”):

CHC – Centrales Hidroelectricas de Centroamérica is a Special Purpose Entity (SPE) equally owned by Eletrobras and Construtora Queiroz Galvão, located in Panama, each holding 50% of the total capital stock. The company has a wholly owned subsidiary, the SPE CHN – Centrales Hidroeléctricas de Nicaragua, which operates Project UHE TUMARIN, with a capacity of 253 MW, estimated investments of US$1 billion and located at La Cruz de Rio Grande, Nicaragua. On December 31, 2011, the basic Project was concluded, the draft of the EPC Agreement was finished, the PPA and the Generation License Agreement were at the final stage of negotiation, the first version of the financing structure was concluded, as well as the preparation for the obtainment of internal and external approvals. The financing will be provided by BNDES and BCIE. The beginning of the construction is estimated to the second semester of 2012, and the project still waits for the consolidation of the Business Plan.

Eólica Mangue Seco 2 (“Mangue Seco 2”):

Geradora e Comercializadora de Energia Elétrica S.A., located in Natal, State of Rio Grande do Norte, is an Independent Power Producer, comprised of thirteen wind turbines, with a total installed capacity of 25,200 kW and 12,080 kW average of physical electric power guaranty, located in Guamaré, State of Rio Grande do Norte. The operations began on September 26, 2011, when all the 13 turbines were started, each with 2MW, adding up a total capacity of 26 MW.

Norte Energia S.A. (“Norte Energia”):

Incorporated on August 26, 2010 by Eletrobras, which holds 49.98% of its capital stock, and other companies, holding the remaining 50.02%, Norte Energia entered into a Concession Agreement for Use of Public Assets for electric power generation, regulating the exploration of the hydroelectric potential located in Xingu River, denominated Belo Monte Hydroelectric Plant, with an installed capacity of 11,181.3 MW, as well as to exploit the corresponding transmission facilities of the hydroelectric plant, for a 35 years term.

Distribution Companies

Amazonas Energia:

Amazonas Energia S.A. (“Amazonas Energia”) – its main activities are electric power generation, distribution and commercialization in the state of Amazonas. Amazonas Energia, together with other local independent producers, holds a generation capacity of 2,173 MW.

Distribuição Acre:

Companhia de Eletricidade – Eletroacre (“Distribuição Acre”) is a mixed capital company, controlled by Eletrobras, which holds the concession for distribution and commercialization of electricity in the state of Acre by means of Concession Agreement 06/2001-ANEEL, dated as of February 12, 2001 and maturing on July 7, 2015. The electric power supply of the State capital, Rio Branco, and six locations interconnected to the Rio Branco System is provided by Eletronorte. On December 31, 2011, Distribuição Acre was responsible for the electricity supply to 213,094 consumers.

Distribuição Alagoas:

Companhia Energética de Alagoas – CEAL (“Distribuição Alagoas”) holds the concession for electric power distribution in all municipalities of the state of Alagoas through Concession Agreement 07/2001-ANEEL, dated as of May 15, 2005, and the first amendment thereto, dated June 8, 2010. The concession matures on July 7, 2015. Its main purpose is to plan, develop and explore a public utility that distributes electric power to end consumers located in the area covered by its concession.

Distribuição Piauí:

Companhia Energética de Piauí – CEPISA (“Distribuição Piauí”) holds the concession for electric power distribution in all the municipalities of the state of Piauí, through the Concession Agreement 04/2011-ANEEL, dated February 12, 2001. This concession matures on July 7, 2015 and may be renewed for up to 20 years. Its main activity is the distribution of electric power, supplying electricity to the 224 municipalities of the State of Piauí, with a concession area of 251.5 km2 and serving more than one million consumers, through lines and substations with different voltages (138/69/34,5/13,8/7,97 kV).

Distribuição Rondônia:

Centrais Elétricas de Rondônia S.A. – CERON (“Distribuição Rondônia”) holds the concession for electric power distribution in all the municipalities of the state of Rondônia through Concession Agreement 05/2001-ANEEL, dated 12, 2001, and the first amendment thereto, dated as of November 11, 2005. This concession matures on July 7, 2015. Its main purpose is to plan, develop and explore a public utility that distributes electric power to end consumers located in the area covered by its concession.

Distribuição Roraima:

Boa Vista Energia S.A (“Distribuição Roraima”) is a closely-held company, ruled by private law, controlled by Eletronorte, which operates in the city of Boa Vista, State of Roraima. According to its by-laws, its main activities are: exploring electricity services, through studies, projects, substations, transmission lines, and electricity distribution network, as well as performing any actions deemed necessary to the execution of those activities. Distribution Roraima holds the concession for electric power distribution in the municipality of Boa Vista through Concession Agreement 21/2001-ANEEL, dated March 21, 2001, and the first amendment thereto, dated October 14, 2005. This concession matures in 2015. Distribuição Roraima serves approximately 95% of the consumers of the State of Roraima.

Other Controlled Companies

Eletrobras Participações S.A. (“ELETROPAR”) – controlled by Eletrobras and linked to the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia) with the purpose to hold equity interests in companies related to electric power industry. On December 31, 2011, Eletropar held: (i) 0.65% of Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP; (ii) 1.25% of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. – ELETROPAULO, (iii) 1.42% of Empresa Metropolitana de Águas e Energia S.A. - EMAE; (iv) 0.31% of EDP Energias do Brasil S.A. – ENERGIAS DO BRASIL; and (v) 0.18% of CPFL Energia S.A. – CPFL Energia.

ASSOCIATE COMPANIES

Generation, Transmission and Distribution Companies

AES Tietê S.A. (“AES”) – AES is an electric power generation company, and owns 10 hydroelectric plants, with an  installed capacity of 2.65 thousand megawatts (MW). AES is responsible for approximately 20% of the electric power generated in the State of São Paulo and 2% of the national production. The plants are located at the Tietê, Grande, Pardo and Mogi Guaçu Rivers. AES Tietê is a publicly-held company and its subsidiaries may operate as electric power public utility concessionaires, in electricity generation and commercialization, as Independent Power Producers. Its activities are regulated by ANEEL. The company holds the concession for electric power generation through a Concession Agreement, dated December 20, 1999, with a 30 years term. The company owns 17 hydroelectric plants in the states of São Paulo and Minas Gerais, with a total installed capacity of 2,654 MW.

Companhia Energética de Brasília (“CEB”) – A publicly-held mixed capital company, authorized by Law n. 4,545, of December 10, 1964, with headquarters in the City of Brasília, in the Federal District and controlled by the Federal District Government. Its corporate purpose consists of holding equity interests in other companies related to electric power services, such as electricity generation, transmission, trading and distribution, as well as the direct exploration of these services. CEB holds equity interests in controlled, jointly controlled and associate companies. The controlled companies are: CEB Distribuição S.A., CEB Geração S.A., CEB Participação S.A. (electric power generation company), CEB Lajeado S.A. (electric power generation company) and Companhia Brasiliense de Gás. Energética Corumbá III S.A. (electric power generation company) is a jointly controlled company and Corumbá Concessões S.A. (electric power generation company) is an associate company. CEB Distribuição S.A. is a closely-held company, incorporated on June 20, 2005, pursuant District Law n. 2,710, dated as of May 24, 2011. It began its activities on January 12, 2006, as a result of a spin-off of CEB’s distribution and generation activities. CEB Distribuição is an electric power public utility concessionaire and its main corporate purpose consists of electric power distribution and commercialization and other related services that are authorized or granted by any legal means, as well as associated activities within the Federal District.

CEB Lajeado S.A. (“CEB Lajeado”) – A company controlled by Companhia Energética de Brasília – CEB, which holds 59.93% of its common shares (Eletrobras holds the remaining 40.07%). The company commercializes 19.80% of the electric power produced by Luís Eduardo Magalhães hydroelectric plant, with an installed capacity of 902.5 MW and concession maturity in 2032. The plant is located at the Tocantins river, in the cities of Palmas and Miracema do Tocantins, both on the State of Tocantins.

Centrais Elétricas de Santa Catarina S.A. (“Celesc”) –Celesc is a mixed capital company operating in the electric power business since 1955. Its controlling shareholder is the State of Santa Catarina, which owns 50.18% of its common shares. Since 2006, CELESC operates as a holding company, controlling two wholly-owned subsidiaries: Celesc Geração S.A. and Celesc Distribuição S.A. It holds the corporate control over Companhia de Gás de Santa Catarina and holds equity interests in Dona Francisca Energética S.A., Empresa Catarinense de Transmissão de Energia Elétrica, Companhia Catarinense de Água e Saneamento and Usina Hidrelétrica Cubatão S.A. Celesc Distribuição is the sixth largest electric power distribution company in Brazil based on net revenues, the seventh largest based on the amount of electricity distributed and the ninth largest in number of consumers. Its concession area uses 5.1% of the total Brazilian electricity consumption. Celesc serves more than two million consumer units in 262 municipalities in the State of Santa Catarina and one municipality in the State of Paraná. It also supplies electricity to four concessionaries and eleven authorized companies.

Centrais Elétricas do Pará S.A. (“CELPA”) – A publicly-held company, controlled by QMRA Participações S.A. It operates in electric power distribution and generation in its concession area, which covers the whole State of Pará, serving consumers located in 143 municipalities. Pursuant to the Concession Agreement for Electric Power Distribution n. 182/1998, dated July 28, 1998, the concession period is of 30 years, renewable for an equal term. CELPA also entered into Concession Agreement for Electric Power Generation n. 181/98, related to 34 thermal plants, of which 11 are directly owned and 23 are owned by third parties, with a  30 years period, and matures on July 28, 2028, renewable for an equal term. On December 31, 2011, the total installed capacity of the thermal plants was of 105.01 MW. CELPA is currently involved in a judicial recovery process, which was granted on February 29, 2012. CELPA’s management is currently negotiating with creditors – financial institutions – in order to extend its debt’s maturing dates.

Centrais Elétricas Matogrossenses S.A. (“CEMAT”) – A publicly-held company, controlled by Rede Energia S.A. and Inepar S.A. – Indústria e Construções, operating in the electric power distribution business, as well as the electric power generation through thermal plants to supply isolated systems located within its concession area, which covers the whole State of Mato Grosso, serving consumers in 141 municipalities. Pursuant to the Concession Agreement for Electric Power Distribution 03/1997, executed on December 11, 1997, the concession period is of 30 years, renewable for an equal term. CEMAT also entered into a Concession Agreement for Electric Power Generation 04/1997, in connection with seven thermal plants, including the corresponding substations, which matures on December 10, 2027. On December 31, 2011, CEMAT’s installed capacity was of 61.95 MW.

Companhia de Eletricidade do Amapá (“CEA”) – A mixed capital company, operating as an electric power public utility concessionaire controlled by the Sate Government of Amapá, which holds 98.52% of its voting capital stock. Its main corporate purposes are to promote researching and electric power generation and distribution in the State of Amapá. Pursuant to the applicable law, CEA may also develop the following activities: studies and research on alternative energy sources; and projects, construction and operation of generation and distribution of electricity or alternative electric power systems. Currently, the company purchases electric power from Centrais Elétricas do Norte do Brasil S/A to supply the City of Macapá and other 13 municipalities. It also outsources the electric power generation to three municipalities through Soenergy – Sistemas Internacionais de Energia Ltda. CEA distributes electricity to two municipalities using electricity generated by its thermal plants powered by diesel oil, serving approximately 158,512 consumers.

Companhia de Energia Elétrica do Estado do Tocantins (“Celtins”) – Celtins is the only electric power distribution company operating in the State of Tocantins, covering an area of approximately 3.3% of the Brazilian territory. Its concession area is of 277,621 km2, serving an estimated population of 1.3 million in 139 municipalities, corresponding to 441,578 clients. Celtins is controlled by REDE ENERGIA S.A.

Companhia de Geração de Energia Elétrica Paranapanema (“CGEEP”) – CGEEP is a publicly-held company which operates in the electric power generation and commercialization businesses. It is a subsidiary and the principal investment of Duke Energy Corp – one of the largest American electric power companies, and holds eight hydroelectric plants in the Paranapanema River: Jurumirim, Chavantes, Salto Grande, Capivara, Taquaruçu, Rosana, Canoas I and Canoas II. Canoas I e Canoas II are managed collectively with Companhia Brasileira de Alumínio – CBA. CGEEP’s total installed capacity is of 2,307 MW, placing it among the largest private electric power generation companies in Brazil.

Companhia Energética do Maranhão (“CEMAR”) – A publicly-held private company, controlled by Equatorial S.A., with headquarters in the city of São Luís, State of Maranhão. CEMAR is an electric power distribution concessionaire and conducts activities related to electric power services. The company’s shares are traded in BM&FBOVESPA’s organized over-the-counter market. The Company holds an electric power distribution concession for 217 municipalities in the State of Maranhão, totaling an area of 333 thousand km2, with 1,800,000 homes and 6,569,683 habitants, segregated as follows: 87% are residential clients; 7% are commercial clients; 3% are rural clients; 1% are industrial clients; and 1% are other clients.

Companhia Energética de Pernambuco (“Celpe”) – A publicly-held company, controlled by Neoenergia S.A. (“NEOENERGIA”). Celpe is an electric power public utility concessionaire, with the purpose to study, plan, build, and exploit electric power distribution and commercialization systems, especially to end consumers, as well as electric power generation through isolated systems and other authorized or granted connected services . Celpe may also perform other activities related to electric power services, and is authorized to provide technical services, export, import and to perform all actions deemed necessary to fulfill its corporate purpose. The company holds the electric power distribution concession to all municipalities located in the State of Pernambuco, in the District of Fernando de Noronha and the City of Pedra de Fogo, in the State of Paraíba, encompassing a concession area of 102,745 km2, pursuant to the Concession Agreement n. 26, executed on March 30, 2000, which matures on March 30, 2030.

Companhia Energética de São Paulo (“CESP”) – CESP is a publicly-held and mixed capital company, controlled by the State Government of São Paulo, with headquarters in the City of São Paulo. Its main purposes are the planning, building and operation of electric power generation and commercialization systems. It also perform other complementary operational activities, such as forestation, reforestation and fish farming, as a way to protect the environment affected by the construction of its reservoirs and facilities. CESP owns generation facilities capable of producing 7,456 MW, wholly based on hydraulic sources, corresponding to 53% of the hydraulic installed capacity of the State of São Paulo. Its facilities are comprised by the Ilha Solteira, Três Irmãos, Jupiá, Engenheiro Sérgio Motta (Porto Primavera), Jaguari and Paraibuna plants. Eletrobras owns 2.05% of the company’s total capital stock, including 0.03% of the company’s common shares and 3.05% of the company’s preferred shares.

Companhia Energética de Roraima (“CER”) – Companhia Energética de Roraima - CER was incorporated on April 5, 1969, by Governor Hélio da Costa Campos. At the time, the company was named Centrais Elétricas de Roraima (with a generation capacity of 1.875 KVA) with headquarters at Avenida Major Williams, bairro São Pedro, serving the whole State of Roraima, including its capital, the City of Boa Vista. Through the reversal of part of CER by Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, in 1989, Eletronorte started performing the activities once developed by CER in the City of Boa Vista. Accordingly, the Regional de Boa Vista (Bovesa) was incorporated in 1997, subsequently renamed to Eletrobras Distribuidora Roraima – responsible for the electric power distribution, commercialization and generation in the State capital. Consequently, CER was responsible only for the electric power generation, transmission, distribution and commercialization in the remaining municipalities of the State of Roraima.  CER’s headquarters is in the City of Boa Vista, at Rua Presidente Castelo Branco, 1,163, bairro Calungá. In addition to the supply of electricity to 14 municipalities (Alto Alegre, Amajarí, Bonfim, Cantá, Caracaraí, Caroebe, Iracema, Mucajaí, Normandia, Pacaraima, Rorainópolis, São João da Baliza, São Luiz do Anauá and Uiramutã), CER also supplies electricity to several communities, indigenous and non-indigenous.

Companhia Energética do Ceará (“Coelce”) – Coelce is a publicly-held company controlled by Investluz S.A. (both belonging to the Endesa Group). Coelce is an electric power public utility concessionaire, with the purpose to research, study, plan, build and exploit electricity distribution projects. These activities are regulated by ANEEL, which is linked to the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia). The company’s concession area includes the whole State of Ceará.

Companhia Estadual de Distribuição de Energia Elétrica (“CEEE D”) - CEEE-D is a mixed capital company, originated from the corporate restructuring of Companhia Estadual de Energia Elétrica – CEEE which took place on November, 2006. Its principal shareholder is Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of its total capital stock. The company holds an electric power distribution concession encompassing 26% of the area of the State of Rio Grande do Sul, serving 72 municipalities.

Companhia Estadual de Geração e Transmissão de Energia Elétrica (“CEEE-GT”) – A publicly-held company, controlled, indirectly, by the State of Rio Grande do Sul, through Companhia Estadual de Energia Elétrica - CEEE-Par, which holds 65.92% of its capital stock. The Concessionaire’s main purpose is to plan, build and explore electric power generation and transmission systems, as well as develop similar activities, such as providing public or private services related to electric power business; exploring its facilities to develop alternative, complementary and subsidiary sources of revenue, including revenues originated from associated projects. Electricity generation activities include 15 hydroelectric plants (UHE) with an installed capacity of 909.9 MW. In addition, the company has 318.08 MW available deriving from its participation in projects developed through partnerships in Special Purpose Entities (SPEs) – except for the UHE Dona Francisca – totaling  1,227.98 MW of total capacity. The electric power produced by the plants supplies the National Interconnected System (Sistema Interligado Nacional  - SIN), which services distribution companies and Free Consumers. Electricity transmission activities are performed through 6,055.61 km of transmission lines available to the National Interconnected System, with 62 substations, representing a total installed capacity of 8,044 MVA. Its clients are electric power distribution concessionaires operating in the State, generation companies, free consumers, such as industries and malls, and independent power producers.

Companhia Paranaense de Energia (“Copel”) - Copel is a publicly-held, mixed capital company, controlled by the State Government of Paraná, with headquarters in the City of Curitiba, on the State of Paraná. Its shares are listed on BM&FBOVESPA’s Level 1 corporate governance segment and on American and Spanish stock exchanges.  Copel and its subsidiaries’ main activities are regulated by ANEEL, such as the researching, studying, planning, building and exploiting power generation, transformation, transportation, distribution and commercialization, especially electric power. In addition, Copel holds equity interests in consortia, private companies and government-controlled companies aiming to develop activities related to energy, telecom, natural gas and sanitation. Copel Distribuição S.A. is a closely-held company, wholly-owned subsidiary of Copel, with headquarters in the City of Curitiba, on the State of Paraná, with the main purpose of exploiting electric power distribution and regulated commercialization to the City of Porto União, on the State of Santa Cararina, and to other 1,111 locations, belonging to 392 of the 399 municipalities located in the State of Paraná.

Companhia Transmissão de Energia Elétrica Paulista (“CTEEP”) – A publicly-held company and an electric power transmission concessionaire. CTEEP’s main activities are planning, building and operating electric power transmission systems. CTEEP is the main private Brazilian electric power transmission concessionaire. Its transmission network is comprised of 12,993 km of transmission lines, 18,782 km of circuits, 2,488 km of optic fiber cables and 106 substations operating on voltages up to 550 kV. CTEEP has an installed capacity of 43,973 MVA. CTEEP is headquartered in the City of São Paulo, but it also operates in 12 other states (RS, SC, PR, SC, MG, RN, MS, MT, GO, TO, MA e PI) through its subsidiaries and associated companies.

Empresa Elétrica Bragantina S.A. (“EEB”) - An electric power distribution company, incorporated as a closely-held company, controlled by REDE ENERGIA S.A., which owns 96.4% of the company’s common shares and 91.5% of the company’s total capital stock. EEB serves 15 municipalities, of which 5 are located on the State of São Paulo and 10 on the State of Minas Gerais, covering an area of 3,453 km2.

Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) – A publicly-held company and the concessionaire responsible for a hydroelectric complex located in the Tietê River, the Henry Borden Hydroelectric Plant, pursuant to Concession Agreement n. 002/2004, executed on November 11, 2004, which matures on November 30, 2012. EMAE owns two hydroelectric small plants, Rasgão and Porto Góes hydroelectric plants, both located in the Tietê River.  Isabel hydroelectric plant, currently out of service, is located in the City Pindamonhagaba, on the Vale do Paraíba region. On December 31, 2011 its installed capacity was of 889 MW.

Energisa S.A. (“Energisa”) – Energisa  was incorporated in 1998. Energisa is a publicly-held holding company. Energisa Group’s main line of business is electric power distribution. In Brazil, Energisa owns 5 distribution companies, of which three are located in the Northeast region (Energisa Sergipe - Distribuidora de Energia S/A, Energipe’s new name, in the State of Sergipe, Energisa Paraíba - Distribuidora de Energia S/A, Saelpa’s new name, and Energisa Borborema - Distribuidora de Energia S/A, CELB’s new name, located in the State of Paraíba), one in Minas Gerais, in a region called Zona da Mata (Energisa Minas Gerais - Distribuidora de Energia S/A, CFLCL’s new name) and one in the city of Nova Friburgo, in the State of Rio de Janeiro (Energisa Nova Friburgo - Distribuidora de Energia S/A, CENF’s new name), covering an area of 91,180 Km². The company serves approximately 2.3 million consumers and a population of 6.5 million habitants, distributed in 352 municipalities.

Guascor do Brasil Ltda. (“Guascor”) – Guascor’s first thermal plant began its operation in 1997, in the City of Soure (PA).  Guascor provides full solutions regarding solar, wind, hydraulic and thermal (diesel oil, biodiesel, natural gas and biogas) power, in all stages of electric power generation activities: (i) study and project development; (ii) building, operation and maintenance of plants and other generation systems; (iii) machinery and equipment trading; (iv) biogas exploitation and environmental damage compensation. On May, 2011, the control over Grupo Guascor S.L., located in Spain, was acquired by the French-American group Dresser-Rand. Dresser-Rand has electric power generation and oil and gas businesses and is the global leader in the supply of high accuracy rotational equipments for power infrastructure. Its support and services network covers over 140 countries. Guascor is present in 30 countries.

Lajeado Energia S.A. (“Lajeado”) – A closely-held company, controlled by EDP Energias do Brasil S.A. Lajeado’s main corporate purpose is the generation and commercialization of electric power from any source, the development of feasibility studies and projects, building, operation and maintenance of generation plants. The company owns 73% of the total capital stock of Investco S.A., a publicly-held company, which corporate purpose consists of studies, plans, projects, construction and operation of electric power generation, transmission, transformation, distribution and trading systems, especially the operation of Luis Eduardo Magalhães Hydroelectric Plant and Associated Transmission System (UHE Lajeado), in the State of Tocantins, pursuant to the Public Utility Concession Agreement n. 05/97 – ANEEL, effective for a 35 years period, with mature date in 2033. On December 31, 2011, its installed capacity was 652.2 MW.

Paulista Lajeado Energia S.A. (“Paulista Lajeado”) - Paulista Lajeado is a closely-held company, directly controlled (59.93%) by Companhia Jaguari de Geração de Energia (Jaguari Geração). Paulista Lajeado’s corporate purpose is electricity generation and commercialization. Paulista Lajeado also owns 7.0% of the voting capital of Investco S.A., a company incorporated to operate the Luis Eduardo Magalhães Hydroelectric Plant (UHE Lajeado). UHE Lajeado is an important electric power generation facility, located at Tocantins River, with an installed capacity of 902.5 MW, of which 6.93% are transferred to Paulista Lajeado for resale to electric power distribution companies controlled by CPFL Energia S.A.

Tangará Energia S.A. (“Tangará”) – A closely-held company which owns the Guaporé hydroelectric plant, located in the Guaporé River, in the cities of Pontes e Lacerda and Vale de São Domingos, in the State of Mato Grosso, with 3 turbines with a generation capacity of 40 MW each, totaling an installed capacity of 120 MW. Rede Energia holds an equity interest of 61.7% in Tangará’s voting capital, which holds the concession for operation of UHE Guaporé. The electricity produced is commercialized as follows: (i) 43 MW for the exclusive use of Mineração Santa Elina Indústria e Comércio S.A.; and (ii) 77 MW for independent electric power production, pursuant to the terms of the public utility concession agreement.

Other Associate Companies

Companhia Celg de Participações (“Celgpar”) - Celgpar is an authorized capital company. Currently, Celgpar directly controls two wholly-owned subsidiaries, named Celg Distribuição S.A. - Celg D and Celg Geração e Transmissão S.A. - Celg G&T.

Companhia Docas de Santana (“CDSA”) - Centrais Elétricas Cachoeira Dourada S.A. (“CDSA”) is an closely-held company which has as its main purposes studies, forecasts, building, installation, operation and employment of electric power generation plants, as well as any acts related to these activities, all regulated by ANEEL, which is linked to the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia). CDSA was incorporated from the spin-off of Companhia Energética de Goiás – CELG. The assets corresponding to the Cachoeira Dourada Hydroelectric Plant system were transferred to the new Company. The Company’s fixed assets are basically comprised of assets related to the aforementioned plant, which is located in the Paranaíba River, and CDSA is headquartered in the City of Cachoeira Dourada – Goiás. The total installed capacity of the plant is of 658 MW, divided in 10 generation units.

OTHER COMPANIES (SPECIFIC PURPOSE ENTITIES)

In recent years, Eletrobras has made investments in projects developed in partnership with private parties, on which Eletrobras holds minority interests as preferred shareholder. These projects’ main purpose is the operation of electric power generation and transmission business and the financial resources invested in these projects are accounted for as assets (investments) by Eletrobras. Accordingly, considering the need to increase investments in the Brazilian Power Industry, other companies controlled by Eletrobras also hold minority interests, in electric power public utility concessionaires (holding common shares issued by these concessionaires), recorded in Eletrobras’ assets (investments). Below is information about these companies:

Amazônia Eletronorte Transmissora de Energia S.A. (“AETE”)  – Incorporated to build, operate and maintain two transmission lines of 230 kV, Coxipó (MT) - Cuiabá (MT), with a total length of 25 km, and Cuiabá (MT) - Rondonópolis (MT), with a total length of 168 km, with a 30 years concession period. It began operations in August, 2005. Eletronorte holds 49% of AETE’s capital stock.

Amapari Energia S.A. (“Amapari”) – Incorporated in 2007 by means of a partnership entered into by MPX Energia S.A. and Eletronorte. Amapari’s main purpose is to be an Independent Power Producer (Produtor Independente de Energia - PIE), with an initial installed capacity of 23.33 MW. The project is comprised of a thermal plant (UTE) using diesel as fuel, located in the City of Serra do Navio, State of Amapá. Eletronorte holds an equity interest of 49% and MPX Energia holds an equity interest of 51% in Amapari.

Artemis Transmissora de Energia S.A. (“Artemis”)  – A Company aiming to exploit transmission lines of 525kV, connecting Salto Santiago - Ivaiporã and Ivaiporã - Cascavel D’Oeste, totaling 376 km, pursuant to the Concession Agreement n. 004/2004 - ANEEL, executed on February 18, 2004, with a 30 years term. The subsidiary Eletrosul 100% of Artemis’ capital stock. Its operations began in October, 2005.

Brasventos Eolo Geradora de Energia S.A. – Ordinance n. 963, dated as of December 9, 2010, authorized Brasventos Eolo Geradora de Energia S.A. to be an Independent Power Producer, building, maintaining and exploiting the Wind Power Generation Unit denominated EOL Rei dos Ventos 1, comprised of twenty seven aero generation units, totaling an installed capacity of 48,600 kW and an average physical assured power of 21,860 kW, located in the City of Galinhos, State of Rio Grande do Norte, and of the limited interest Transmission System, comprised of a Step-up Substation of 34.5/230 kV, located next to the Plant, and of a 230 kV transmission line with approximately 100 km, single circuit, connecting the Step-up Substation to the Açu II Substation. Furnas and Eletronorte hold equity interests in Brasventos corresponding to 24.5% each and J. Malucelli Construtora holds an equity interest of 51,0%.

Brasventos Miassaba 3 Geradora de Energia S.A. – Ordinance n. 964, dated as of December 9, 2010, authorized Rei dos Ventos 3 Geradora de Energia S.A. to be an Independent Power Producer, building, maintaining and exploiting the Wind Power Generation Unit denominated EOL Rei dos Ventos 3, comprised of twenty seven aero generation units, totaling an installed capacity of 48,600 kW and an average physical power guarantee of 21,860 kW, located in the City of Galinhos, State of Rio Grande do Norte, and of the restrict interest Transmission System, comprised of a Step-up Substation of 34.5/230 kV, located next to the Plant, and of a 230 kV transmission line with approximately 100 km, in single circuit, connecting the Step-up Substation to the Açu II Substation. Furnas and Eletronorte hold equity interests in Brasventos corresponding to 24.5% each and J. Malucelli Construtora holds an equity interest of 51.0%.

Baguari Energia S.A. (“Baguari”) – Baguari was incorporated with the purpose to build and operate UHE Baguari, located in the Doce River, in the State of Minas Gerais, with a total capacity of 140 MW. Its commercial operation began on July 30, 2009. Furnas holds 30.61% of its capital stock and CEMIG Geração e Transmissão S.A. holds 69.39% of its capital stock.

Brasnorte Transmissora de Energia S.A. (“Brasnorte”) – Brasnorte was incorporated in 2007 with the purpose to operate the concession for (i) the Transmission Line Juba - Jauru, 230 kV, with 129 Km; (ii) the Transmission Line Maggi - Nova Mutum, 230 kV, with 273 Km; (iii) Juba Substation, 230/138 kV; and (iv)  Maggi Substation, 230/138 kV, for a 30 years period. Eletronorte holds an equity interest of 49.71% in Brasnorte, Terna Participações S.A. holds 38.70%, and Bimetal Ind. e Com. De Produtos Metalúrgicos Ltda. holds 11.62%.

Cia. de Transmissão Centroeste de Minas S.A. (“Centroeste de Minas”) – Incorporated in 2004 with the purpose of build and operate, for 30 years, the 345 kV transmission line connecting Furnas (MG) - Pimenta (MG), with a total length of 75 km. Furnas holds an equity interest of 49% in Centroeste de Minas and CEMIG holds an equity interest of 51%.

Chapecoense Geração S.A. (“Chapecoense”) – Its corporate purpose consists in building and operating the Foz do Chapecó hydroelectric plant, located in the Uruguai river, by means of a 35 years period concession.  Furnas holds an equity interest of 49.9% of the company responsible for the Plant’s management, with a total capacity of 855 MW, which will be operated by a consortium between CPFL (51%), Chapecoense, (40%), and CEEE-GT (9%). Furnas is responsible for developing the engineering services. The first machine commenced its operations in August, 2010.

Caldas Novas Transmissão S.A. –Concession Agreement n. 003/2011, executed on June 16, 2011, granted a concession for electric power transmission for a 30 years period. Pursuant to the concession’s terms, the company shall build, operate and maintain transmission facilities located in the State of Goiás, comprised of the Corumbá Substation (345/138 kV – 150 MVA); lines inputs, Bars Interconnections, connections, subordinated facilities and other facilities deemed necessary for measuring, overseeing, protecting, commanding, controlling, telecommunicating, managing and supporting activities. Its capital stock is divided as follows: Furnas holds 49.9%, Desenvix Energias Renováveis S.A. holds 25.05%, Santa Rita Com. e Instalações Ltda. holds 12.525% and Cel Engenharia Ltda. holds 12.525%.

Consórcio Cruzeiro do Sul – In accordance to Concession Agreement n. 001/2007, this SPE is responsible for building, assembling, operating and maintaining the Mauá’s hydroelectric plant generation facilities, with an installed capacity of 361 MW, in the Tibagi River, in the State of Paraná. Its capital stock is divided as follows:  Companhia Paranaense de Energia – COPEL holds 51%, and Eletrosul holds 49%.

Cia. Hidrelétrica Teles Pires S.A. – This Project has an installed capacity of 1,820 MW, at least, and is located in the cities Paranaíta, State of Mato Grosso and Jacareacanga, State of Pará. It also includes a 500 kV Limited Interest Transmission Line and estimated connection to the Norte collector substation. The expected generated electricity  is of 8,386,824.00 MWh/year, generated by five machines, with a 92.5% efficiency. The physical assured energy for each machine is as follows: 1st unit - 317.22 MWm, 2nd unit - 567.27 MWm, 3rd unit - 739.79 MWm, 4th unit - 855.77 MWm and 5th unit - 957,40 MWm. The consortium was incorporated by Furnas Centrais Elétricas S.A., with a 24.5% interest, Eletrosul Centrais Elétricas S.A., with 24.5%, and the private partners Neoenergia S.A., with 50.1%, and Odebrecht Participações e Investimentos S.A., with 0.9%. The Concession Agreement n. 02/2011 has a 35 years term, beginning from its execution date, renewable for 20 years after expiration.

Empresa Transmissora do Alto Uruguai S.A. (“ETAU”) – Incorporated to build, operate and maintain a 187 km 230 kV transmission line, connecting Campos Novos (SC) - Barra Grande (SC) - Lagoa Vermelha (RS) - Santa Marta (RS), pursuant to a 30 years concession. Eletrosul holds 27.4% of ETAU’s capital stock, Terna Participações S.A. holds 52.6%, DME Energética Ltda. holds 10% and Companhia Estadual de Energia Elétrica - CEEE holds 10%. The transmission line became operational in 2005.

Energética Águas da Pedra S.A. (“Águas de Pedra”) – Águas de Pedra was originated from Aripuanã Consortium, which traded electric power derived from new projects. Subsequently, it obtained a concession, under the Regulated Market, to build the Dardanelos hydroelectric plant. The Eletrobras Group holds 49% of Águas de Pedra (Chesf - 24.50% and Eletronorte - 24.50%) and Neoenergia S.A. holds 51%. The Plant will be located in Aripuanã River, in the Northern part of the State of Mato Grosso, with an installed capacity of 261 MW, and a total assured power of 154.9 MW (average). The first machine began operations in October, 2011, and 147 MW have already been commercialized for the period between 2011 and 2041. The concession period is of 35 years.

Energia Sustentável do Brasil S.A. (“ESBR”) – ESBR’s main purpose consists of exploring the concession and trading the electric power generated by the Jirau Hydroelectric Plant, located in the Madeira River, in the State of Rondônia, with a minimum installed capacity of 3,300 MW. The beginning of its operations is estimated for 2013. Eletrobras group holds 40% of ESBR’s capital stock (Chesf - 20% and Eletrosul 20%) jointly with Suez Energy South America Participações Ltda. (50.1%) and Camargo Corrêa Investimentos em Infraestrutura S.A. (9.9%). The concession period is of 35 years, from the beginning of its operations.

Enerpeixe S.A. (“Enerpeixe”) – Enerpeixe’s main corporate purpose consists of building and operating the Peixe Angical hydroelectric plant, located in the Tocantins River, with an installed capacity of 452 MW. Furnas holds 40% of its capital stock and EDP Energias do Brasil S.A. holds the remaining 60%. It commenced its operations in May, 2006.

Eólica Cerro Chato I S.A. – This  SPE has the purpose to build the Coxilha Negra V wind power plant, with an installed capacity of 30 MW, and to build the Limited Interest Transmission Facilities related thereto, and is located in the City of Sant´Ana do Livramento, State of Rio Grande do Sul. Its shareholders are Eletrosul, which holds 90% of its capital stock, and Wobben Windpower Ind. e Com. Ltda., which holds 10%.

Eólica Cerro Chato II S.A. – This  SPE has the purpose to build the Coxilha Negra VI wind power plant, with an installed capacity of 30 MW, and to build the Limited Interest Transmission Facilities related thereto, and is located in the City of Sant´Ana do Livramento, State of Rio Grande do Sul. Its shareholders are Eletrosul, which holds 90% of its capital stock and Wobben Windpower Ind. e Com. Ltda., which holds 10%.

Eólica Cerro Chato III S.A. – This  SPE has the purpose to build the Coxilha Negra VII wind power plant, with an installed capacity of 30 MW, and to build the Limited Interest Transmission Facilities related thereto, and is located in the City of Sant´Ana do Livramento, State of Rio Grande do Sul. Its shareholders are Eletrosul, which holds 90% of its capital stock and Wobben Windpower Ind. e Com. Ltda., which holds 10%.

Estação Transmissora de Energia S.A. (“ETE”) – On February 26, 2009, Estação Transmissora de Energia S.A entered into Concession Agreement n. 012/2009 with the Federal Government, acting through ANEEL, which regulates electricity transmission services, for a 30 years period, including building, operating and maintaining the Transmission Facilities, comprised of the rectifier station capable of transforming a 500 Kilovolts – kV alternating current  into a ± 600 kV continuous current, with a capacity of 3,150 MW, located in the Porto Velho collector substation, in the State of Rondônia and of a reversing station capable of transforming ±600 kV continuous currents into 500 kV alternating currents, with a capacity of 2,950 MW, located in the Araraquara 2 substation, in the State of São Paulo. Its shareholders were: Eletrobras Eletrosul, which holds a 24.5% interest, Eletrobras Eletronorte, which holds 24.5%, Andrade Gutierrez Participações, which holds 25.5% and Abengoa Concessões Brasil Holding S/A, which holds 25.5%. However, since 2010, Eletrobras Eletronorte is the owner of 100% of the company’s capital stock.

Goiás Transmissão S.A. – The Concession Agreement n. 002/2010, executed on July 12, 2010, grants the concession for the electric power transmission services, for a 30 years period, comprising the building, operation, and maintenance of transmission facilities located in the State of Goiás, including a 500kV Transmission Line, in double circuit, with a total length of approximately 37 km, connecting the Rio Verde substation to the Trindade substation; a 230 kV Transmission Line, in double circuit, with a total length of approximately 37 km, connecting the Trindade substation to the Xavantes substation; a 230 kV Transmission Line, simple circuit, with an approximate length of 29 km, connecting the Trindade substation to the Carajás substation; the Trindade substation (500/230 kV – 1200 MVA); Line inputs, Bars Interconnection, Line reactors, connections, subordinated facilities and other facilities necessary for measuring, overseeing, protecting, commanding, controlling, telecommunicating, managing and supporting its activities. The SPE’s shareholders are: Furnas, which holds a 49% interest, Engevix, which holds 20% and J.Malucelli, which holds 31%.

Interligação Elétrica do Madeira S.A. (“IE Madeira”) – IE Madeira’s main purpose is to  build, implement, operate and maintain the electric power transmission facilities related to the Interconnected Power System basic network, comprised of the Porto Velho – Araraquara collecting transmission line, branch 01, in continuous current, 600 KV, with a total length of 2,375 Km, Rectifier Station n. 02 (CA/CC, 500 KV/+ 600 KV - 3,150 MW) and reversing station n. 02 (CC/CA, 600 KV/5020KV - 2,950 MW). The concession period is of 30 years. The Eletrobras group holds 49% of its capital stock (Furnas holds 24.5% and Chesf holds 24.5%) and CTEEP holds the remaining 51%.

Integração Transmissora de Energia S.A. (“Intesa”) - Integração Transmissora de Energia was incorporated in order to build, install, operate and maintain the 500 kV Electric Power Transmission Line connecting Colinas - Serra da Mesa 2, 3rd circuit, with a total length of 695 Km. The concession period is of 30 years. Intesa’s capital stock is divided between the Eletrobras group, which holds a 49% interest (Chesf - 12% and Eletronorte - 37%) and Fundo de Investimentos em Participações Brasil Energia - FIP, which holds 51%. Intesa began its commercial operations in 2008.

Linha Verde Transmissora de Energia S.A. – It operates the 230 kV Transmission Line connecting Porto Velho to Jauru, simple circuit, as well as other facilities necessary for measuring, overseeing, protecting, commanding, controlling, telecommunicating, managing and supporting its activities. The Concession Agreement n. 021/2009 – ANEEL, executed on November 19, 2009, has a 30 years term, starting from the execution date. Its capital stock is divided between Eletronorte, which holds a 49.0% interest, and Abengoa Concessões Brasil Holding S.A., which holds 51.0%.

Manaus Construtora Ltda. (“Manaus Construtora”) – Manaus Construtora was incorporated on April, 06, 2009. Its capital stock is divided between the Eletrobras Group, which holds a 49.5% interest (Chesf – 19.50% and Eletronorte – 30%) and Abengoa Holding, which holds 50.5%. The company’s main purpose is to build, assemble and supply materials, manpower and equipments to the 500 kV Transmission Line Oriximiná/Cariri CD, the 500/138 kV Itacoatiara substation and the 500/230 kV Cariri substation, line inputs, subordinated facilities, as well as other facilities necessary for measuring, overseeing, protecting, commanding, controlling and telecommunicating activities, to be incorporated to the Basic Network of the National Interconnected System.

Manaus Transmissora de Energia S.A. (“Manaus Transmissora”) – Manaus Transmissora was incorporated in 2008 by the Amazônia Consortium. Eletronorte holds 30% of its capital stock, Abengoa Concessões Brasil Holding S/A holds 50.50% and Chesf holds 19.50%. Its main purpose is to build, operate and maintain the following facilities: (i) the Oriximiná (PA) /Itacoatiara (AM) transmission line, in double circuit, 500KV, with a total length of 374 km, (ii) the Itacoatiara (AM) / Cariri (AM) transmission line, in double circuit, 500KV, with a total length of 212 Km, and (iii) the 500/230 KV Itacoatiara Substation, 1,800MVA. The concession period is of 30 years.

Madeira Energia S.A (“MESA”) – MESA was incorporated in 2007, with the purpose to build and operate the Santo Antônio hydroelectric plant, located in the Madeira River, in the State of Rondônia, with an installed capacity of 3,150 MW. The concession period is of 35 years. Its capital stock is divided between Furnas (39%), Odebrecht Investimentos (17.6%), Andrade Gutierrez Participações (12.4%), Cemig (10%), Fundo de Investimentos e Participações da Amazônia (20%) and Construtora Norberto Odebrecht (1%). Its operations are expected to begin in December, 2012 for the first and second generation units and in July, 2016 for the last generation unit.

MGE Transmissão S.A. – The Concession Agreement n. 008/2010, executed on July, 12, 2012, with the purpose to grant the concession of transmission services for a period of 30 years, comprising the building, assembly, operation and maintenance of the transmission facilities located in the states of Minas Gerais and Espírito Santo, including: the 500kV Mesquita – Viana 2 Transmission Line – Simple Circuit, with a total length of 248 km, connecting the Mesquita Substation to the Viana 2 Substation, located in the states of Minas Gerais and Espírito Santo; a 345 kV Transmission Line, double circuit, with a total length of approximately 10km, connecting the Viana 2 substation to the Viana Substation, located in the State of Espírito Santo; the Viana 2 Substation (500/345 kV – 900 MVA), located in the State of Espírito Santo, line inputs, bars interconnection, autotransformers, line reactors, connections, subordinated facilities and other facilities necessary for measuring, overseeing, protecting, commanding, controlling, telecommunicating, managing and supporting activities. Its shareholders are Furnas, which holds 49% of its capital stock, Engevix, which holds 20% and J.Malucelli, which holds 31%.

Norte Brasil Transmissora de Energia S.A. (“Norte Brasil Transmissora”) – The company’s main purpose consists of building, installing, operating and maintaining Transmission Services for the National Interconnected System comprised of the 600 KV Transmission Line Porto Velho - Araraquara, branch 02, in Continuous Current, , with a total length of 2,375 Km, and the concession period is of 35 years. The Eletrobras Group holds an equity interest of 49% (Eletrosul holds 24.5% and Eletronorte 24.5%), Andrade Gutierrez Participações holds 25.5% and Abengoa Concessões Brasil Holding S/A holds 25.5%.

Pedra Branca S.A. – Pedra Branca is a wind power project located in the City of Sento Sé, State of Bahia, with an installed capacity of 28.8 MW, comprised of 16 aero generators connected to a 34.5 / 230 kV – 93 MVA step-up substation and a 230 kV transmission line, with a total length of 57 km, connected to the National Interconnected System at Chesf’s Substation in Sobradinho/BA. Its capital stock is divided between Chesf, which holds a 49% interest, Brennand Energia S.A., which holds 50.9% and Brennand Energia Eólica S.A. which holds 0.1%.

Porto Velho Transmissora de Energia S.A. (“Porto Velho Transmissora”) – Porto Velho Transmissora has the purpose to build, operate and maintain the Porto Velho (RO) Collecting Transmission Line, the Porto Velho (RO) Collecting Substation (500/230 KV), and two converting stations (CA/CC/CA Back-to-Back, 400 MW), as well as other facilities, with a total length of 17 Km. The concession period is of 35 years. On August 10, 2010, ANEEL approved the transfer of the controlling interest held by Abengoa Concessões Brasil Holding S/A and Eletronorte to Eletrosul, through Authorizative Resolution n. 2499.

Rei dos Ventos 3 Geradora de Energia S.A. – Ordinance n. 964, dated as of December 9, 2010, authorized Rei dos Ventos 3 Geradora de Energia S.A. to be an Independent Power Producer, building, maintaining and exploiting the Wind Power Generation Unit denominated EOL Rei dos Ventos 3, comprised of twenty seven aero generation units, totaling an installed capacity of 48,600 kW and an average physical assured power of 21,070 kW, located in the City of Galinhos, State of Rio Grande do Norte, and of the restrict interest Transmission System, comprised of a Step-up Substation of 34.5/230 kV, located next to the Plant, and of a 230 kV transmission line with a total length of approximately 100 km, in simple circuit, connecting the Step-up Substation to the Açu II Substation. Rei dos Ventos 3 Geradora de Energia S.A. was incorporated in the City of Natal on March 04, 2010, after the confirmation of the result of ANEEL’s Reserve Power Auction n. 003/2009, on November 27, 2009. Its capital stock is divided between Furnas, which holds a 24.5% interest, Eletronorte, which holds 24.5% and J. Malucelli Construtora, which holds 51.0%. J. Malucelli Construtora acquired the interest originally held by BIOENERGY (10%) and Eolo Energy (31%) on the company’s capital stock.

Rio Branco Transmissora de Energia S.A. (“RBTE”) – RBTE  operates the 230 kV Transmission Line connecting Porto Velho – Abunã to Abunã – Rio Branco, subordinated facilities and other facilities deemed necessary for measuring, overseeing, protecting, commanding,  telecommunicating, managing and supporting activities. The Concession Agreement n. 022/2009 – ANEEL, executed on November 19, 2009, has a 30 years period, starting from the execution date. Eletronorte holds 100.0% of RBTE’s capital stock.

Retiro Baixo Energética S.A. (“Retiro Baixo”) – Retiro Baixo was incorporated with the purpose to install and operate the Retiro Baixo hydroelectric power plant, with an installed capacity of 82 MW, located in the Paraopeba River, in the cities of Curvelo and Pompeu, State of Minas Gerais. The concession period is of 35 years. Its capital stock is divided between Furnas, which holds a 49% interest, Orteng, which holds 25.5%, Logos Engenharia, which holds 15.5% and Arcadis, which holds 10%. The construction began on March, 2007 and the first machine began operations in 2010.

São Pedro do Lago S.A. – Wind power project located in the City of Sento Sé, State of Bahia, with an installed capacity of 28.8 MW, comprised of 16 aero generators connected to a 34.5 / 230 kV – 93 MVA step-up substation and a 230 kV transmission line, with a total length of 57 km, connected to the National Interconnected System at Chesf’s Substation in Sobradinho, in the State of Bahia. Its capital stock is divided between Chesf, which holds a 49% interest, Brennand Energia S.A., which holds 50.9% and Brennand Energia Eólica S.A. which holds 0.1%.

Serra do Facão Energia S.A. (“Serra do Facão”) – Serra do Facão was incorporated with purpose to build and operate the Serra do Facão hydroelectric plant, with an installed capacity of 210 MW, located in São Marcos River, State of Goiás. The concession period is of 35 years. Its capital stock is divided between Furnas (which holds a 49.4% interest), Alcoa Alumínio (35.0%), DME (10.1%) and Camargo Corrêa (5.5%). The first generation unit began operations in July, 2010.

Sete Gameleiras S.A. – Wind power project located in the City of Sento Sé, State of Bahia, with an installed capacity of 28.8 MW, comprised of 16 aero generators connected to a 34.5 / 230 kV – 93 MVA step-up substation and a 230 kV transmission line, with a total length of 57 km, connected to the National Interconnected System at Chesf’s Substation in Sobradinho, State of Bahia. Its capital stock is divided between Chesf, which holds a 49% interest, Brennand Energia S.A., which holds 50.9% and Brennand Energia Eólica S.A. which holds 0.1%.

Sistema de Transmissão Nordeste S.A. (“STN”) – STN was incorporated by Chesf and Cia. Técnica de Engenharia Elétrica - Alusa, to operate a 500 kV transmission line, with a total length of 546 km, connecting Teresina (PI) - Sobral to Fortaleza (CE), in accordance with Concession Agreement n. 005/2004, executed on February 18, 2004, for a 30 years period. Its capital stock is divided between Alusa, which holds a 51% interest, and Chesf, which holds the remaining 49%. The project was concluded on December 2005 and the commercial operation began in January 2006.

Transenergia Renovável S.A. (“TER”) – TER was incorporated to build, install, operate and maintain the electric power transmission line part of the National Interconnected System, auctioned in Unit C of Auction n. 008/2008-ANEEL, with a total length of 635 Km. The concession period is of 30 years. Its capital stock is divided between Furnas, which holds a 49% interest, Delta Construções S.A., which holds 25.5% and J. Malucelli Energia S.A., which holds 25.5%. The beginning of its operation was estimated for July, 2010.

Cia. Transirapé S.A. (“Transirapé”) – Transirapé was incorporated in 2004 to build, operate and maintain the 230 kV electric power transmission line connecting Irapé (MG) to Araçuaí (MG), with a total length of 65 km. Its capital stock is divided between Furnas, which holds a 24.5% interest, Orteng, which holds 10%, Alusa, which holds 41%, and CEMIG, which holds 24.5%. The transmission line commenced its operations in May, 2007.

Cia. Transleste S.A. (“Transleste”) – Transleste was incorporated in 2003 to install and operate, for a 30 years period, the 345 kV transmission line connecting Montes Claros (MG) to Irapé (MG), with a total length of 150 km. Its capital stock is divided between Furnas, which holds a 24% interest, Orteng, which holds 10%, Alusa, which holds 41% and CEMIG, which holds 25%. The transmission line commenced its operations in 2005.

Cia. Transudeste S.A. (“Transudeste”) – Transudeste was incorporated in 2004 to install and operate, for a 30 years period, the 345 kV transmission line connecting Itutinga (MG) to Juiz de Fora (MG), with a total length of 140 km. Its capital stock is divided between Furnas, which holds a 25% interest, Orteng, which holds 10%, Alusa, which holds 41% and CEMIG, which holds 24%. The transmission line commenced its operations in 2007.

Transenergia Goiás S.A. – Concession Agreement n. 028/2009 – ANEEL, executed on November 19, 2009, for a 30 years period, refers to the K Unit of Auction n. 001/2009, including the 230 kV Serra da Mesa – Niquelândia Transmission Line, circuit 2, with a total length of approximately 100 km, and the 230 kV Niquelândia – Barro Alto Transmission Line, circuit 2, with a total length approximately of 88 km, located in the State of Goiás. Its capital stock is divided between Furnas, which holds a 49% interest, and J.Malucelli, which holds 51%.

Transenergia São Paulo S.A. – This company was incorporated on June 30, 2009, and is responsible for building, operating and maintaining the transmission facilities comprised of  the Itatiba Substation (on 500/138kV – 8000MVA) and related equipments, two sections of the 500 kV transmission line, with a total length of 0.5 km connecting the 500 kV Campinas– Ibiúna transmission line to the Itatiba substation, and the related line inputs at the associate substations, as described in Schedule 6G of the  Auction Invitation Notice. The Concession Agreement n. 024/2009 has a 30 years period starring from May 20, 2009, its execution date. Originally, the capital stock was divided between Furnas, which held an interest of 49%, and the private shareholders Delta and J. Malucelli, each one holding 25.5%, totaling 51%. On January, 2010, J. Malucelli Energia purchased, with Furnas’ permission, Delta’s equity interest, and, since as of such date, it holds 51% of the company’s capital stock. ANEEL also approved the acquisition through Authorizative Resolution n. 2,482, dated as of July 27, 2010.

Transmissora Delmiro Gouveia S.A. (“TDG”) – TDG holds the 2030 kV transmission line connecting São Luís II - São Luís III C2; the Pecém II Substation (500/230 kV); and the Aquiraz II substation (230/69 kV). TDG is responsible for the transmission facilities comprised of a 230 kV transmission line, second circuit, simple circuit, with a total length of approximately 36 km, connecting the São Luis II substation to the São Luis III substation, both located in the State of Maranhão; of the Pecém II Substation (500/230 kV - 3600 MVA), and of the Aquiraz II Substation (230/69 kV – 450 MVA), both located in the State of Ceará; Line Inputs, bars interconnection, reactors, connections, subordinated facilities and other facilities deemed necessary for measuring, overseeing, protecting, commanding, controlling, telecommunicating, managing and supporting activities. Its capital stock is divided between Chesf, which holds a 49.0% interest and ATP Engenharia Ltda., which holds the remaining 51.0%. The concession period is of 30 years, starting from January, 2010.

Transmissora Matogrossense de Energia S.A. – It holds the concession for the operation of the transmission services comprising the 500 kV transmission line connecting Jauru – Cuiabá to the 500 kV Jauru Substation, in the State of Mato Grosso. The Concession Agreement n. 023/2009 – ANEEL was executed in November, 2009, for a 30 years period. Its capital stock is divided between Eletronorte, which holds a 49% interest, Alupar Investimentos S.A., which holds 31% and Bimetal Engenharia e Construções Ltda., which holds 20%.

Uirapuru Transmissora de Energia S.A.  (“Uirapuru Transmissora”) – Uirapuru Transmissora was incorporated in 2004 to build, operate and maintain the 525 kV transmission line, with a total length of 120 Km, connecting Ivaiporã (PR) to Londrina (PR). The concession period is of 30 years. Its capital stock is divided between Eletrosul, which holds a 75.0% interest and Fundação Eletrosul de Prev. e Ass. Social – ELOS, which holds the remaining 25.0%. The transmission line commenced its operations in July, 2006. The Concession Agreement n. 002/2005 - ANEEL was executed on March 4, 2005, for a 30 years period, starting from the execution date.

c) Company’s equity interest held in the group’s companies

The table below contains the precise equity interests held by Eletrobras in its subsidiaries and associate companies, as of the date of this Reference Form:

Corporate Name	Company	Company’s equity interest
		Common Shares	Preferred Shares	Indirect Interest	Total
AES TIETE	Associate	0.08%	16.38%	0.00%	7.94%
CDSA	Associate	0.36%	0.00%	0.00%	0.13%
CEA	Associate	0.03%	0.00%	0.00%	0.0042%
CEB	Associate	0.00%	6.56%	0.00%	3.29%
CEB Lajeado	Associate	0.00%	100.00%	0.00%	40.07%
CEEE D	Associate	32.23%	53.43%	0.00%	32.59%
CEEE GT	Associate	32.23%	53.43%	0.00%	32.59%
Celesc	Associate	0.03%	17.98%	0.00%	10.75%
Celgpar	Associate	0.07%	0.00%	0.00%	0.07%
Celpa	Associate	34.79%	26.86%	0.00%	34.24%
Celpe	Associate	0.03%	13.79%	0.00%	1.56%
Celtins	Associate	0.00004%	0.00%	0.00%	0.00003%
CEMAR	Associate	33.48%	37.29%	0.00%	33.55%
CEMAT	Associate	5.14%	59.77%	0.00%	40.92%
CER	Controlled	0.0010%	100.00%	0.00%	0.0048%
CESP	Associate	0.03%	3.05%	0.00%	2.05%
CGEEP	Associate	0.00%	0.70%	0.00%	0.47%
Coelce	Associate	0.00%	18.46%	0.00%	7.06%
Copel	Associate	1.06%	0.00%	0.00%	0.56%
CTEEP	Associate	9.85%	53.99%	0.00%	35.78%
Distribuição Acre	Controlled	96.02%	89.62%	0.00%	93.29%
Distribuição Alagoas	Controlled	100.00%	100.00%	0.00%	100.00%
Distribuição Amazonas	Controlled	100.00%	0.00%	0.00%	100.00%
Distribuição Piauí	Controlled	100.00%	100.00%	0.00%	100.00%
Distribuição Rondônia	Controlled	100.00%	0.00%	0.00%	100.00%
EEB	Associate	0.13%	0.00%	0.00%	0.11%
Eletrobras CGTEE	Controlled	99.96%	0.00%	0.00%	99.94%
Eletrobras Chesf	Controlled	100.00%	84.37%	0.00%	99.55%
Eletrobras Eletronorte	Controlled	99.41%	0.00%	0.00%	99.41%
Eletrobras Eletronuclear	Controlled	99.97%	99.72%	0.00%	99.81%
Eletrobras Eletropar	Controlled	83.71%	0.00%	0.00%	83.21%
Eletrobras Eletrosul	Controlled	99.75%	0.00%	0.00%	99.71%
Eletrobras Furnas	Controlled	99.82%	98.57%	0.00%	99.54%
EMAE	Associate	0.00%	64.82%	0.00%	39.02%
Energisa S.A.	Associate	1.26%	4.55%	0.00%	2.98%
Guascor	Associate	4.41%	0.00%	0.00%	4.41%
Itaipu	Controlled	50.00%	0.00%	0.00%	50.00%
Lajeado Energia	Associate	0.00%	90.78%	0.00%	40.07%
Paulista Lajeado	Associate	0.00%	100.00%	0.00%	40.07%
Tangará	Associate	0.00%	66.44%	0.00%	25.47%
Distribuição Roraima	Controlled (Eletrobras Eletronorte 100.00%)	0.00%	0.00%	99.41%	100.00%
Mangue Seco 2	Associate SPE (Eletrobras 49%)	48.99%	0.00%	0.00%	49.00%
CHC	Associate SPE (Eletrobras 50%)	50.00%	0.00%	0.00%	50.00%
IGESA (Inambari)	Associate SPE (Eletrobras 29.4%/ Eletrobras Furnas 19.6%)	29.40%	0.00%	19.51%	48.91%
Norte Energia	Associate SPE (Eletrobras 15%/ Eletrobras Chesf 15%/ Eletrobras Eletronorte 19.98%)	15%	0.00%	34.86%	49.86%
AETE	SPE (Eletrobras Eletronorte 49%)	0.00%	0.00%	48.42%	48.42%
Águas da Pedra	SPE (Eletrobras Eletronorte 24.5%/ Eletrobras Chesf 24.5%)	0.00%	0.00%	48.75%	48.75%
Amapari	SPE (Eletrobras Eletronorte 49%)	0.00%	0.00%	48.71%	48.71%
Artemis	SPE (Eletrobras Eletrosul 100%)	0.00%	0.00%	99.71%	99.71%
Baguari	SPE (Eletrobras Furnas 30.6%)	0.00%	0.00%	30.46%	30.46%
Brasnorte	SPE (Eletrobras Eletronorte 49.71%)	0.00%	0.00%	49.42%	49.42%
Brasventos Eolo	SPE (Eletrobras Eletronorte 24.5%/ Eletrobras Furnas 24.5%)	0.00%	0.00%	48.74%	48.74%
Brasventos Miassaba 3	SPE (Eletrobras Eletronorte 24.5%/ Eletrobras Furnas 24.5%)	0.00%	0.00%	48.75%	48.75%
CAIÇARA I	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
CAIÇARA II	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
Caldas Novas	SPE (Eletrobras Furnas 49.9%)	0.00%	0.00%	49.67%	49.67%
Centroeste de Minas	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Chapecoense	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.78%	48.78%

Chuí Holding	SPE (Eletrobras Eletrosul 49%)	0.00%	0.00%	48.86%	48.86%
Consórcio Cruzeiro Sul	SPE (Eletrobras Eletrosul 49%)	0.00%	0.00%	48.86%	48.86%
Consórcio Luziâna	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Construtora Integração	SPE (Eletrobras Eletrosul 24.5%/ Eletrobras Eletronorte 24.5%)	0.00%	0.00%	48.79%	48.79%
Costa Oeste Transmissora de Energia	SPE (Eletrobras Eletrosul 49%)	0.00%	0.00%	48.86%	48.86%
Empresa Transmissão Energia Rio Grande Sul	SPE (Eletrobras Eletrosul 100%)	0.00%	0.00%	99.71%	99.71%
Enerpeixe	SPE (Eletrobras Furnas 40%)	0.00%	0.00%	39.82%	39.82%
Eólica Cerro Chato I	SPE (Eletrobras Eletrosul 90%)	0.00%	0.00%	89.74%	89.74%
Eólica Cerro Chato II	SPE (Eletrobras Eletrosul 90%)	0.00%	0.00%	89.74%	89.74%
Eólica Cerro Chato III	SPE (Eletrobras Eletrosul 90%)	0.00%	0.00%	89.74%	89.74%
ESBR	SPE (Eletrobras Chesf 20%/ Eletrobras Eletrosul 20%)	0.00%	0.00%	39.86%	39.86%
ETAU	SPE (Eletrobras Eletrosul 27.4%)	0.00%	0.00%	27.33%	27.33%
ETE	SPE (Eletrobras Eletronorte 100%)	0.00%	0.00%	99.41%	99.41%
Extremoz Transmissora do Nordeste - ETN	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
GOIABEIRA	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Goiás Transmissão	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
HORIZONTE	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
IE Garanhuns	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
IE Madeira	SPE (Eletrobras Furnas 24.5%/ Eletrobras Chesf 24.5%)	0.00%	0.00%	48.78%	48.78%
Intesa	SPE (Eletrobras Eletronorte 37%/ Eletrobras Chesf 12%)	0.00%	0.00%	48.73%	48.73%
JANDAIA	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
JANDAIA 1	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
JANDAIA 2	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
JUNCO I	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%

JUNCO II	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
Linha Verde Transmissora	SPE (Eletrobras Eletronorte 49%)	0.00%	0.00%	48.71%	48.71%
Livramento Holding	SPE (Eletrobras Eletrosul 49%)	0.00%	0.00%	48.86%	48.86%
Manaus Construtora	SPE (Eletrobras Eletronorte 30%/ Eletrobras Chesf 19.5%)	0.00%	0.00%	49.24%	49.24%
Manaus Transmissora	SPE (Eletrobras Eletronorte 30%/ Eletrobras Chesf 19.5%)	0.00%	0.00%	49.24%	49.24%
Marumbi Transmissora	SPE (Eletrobras Eletrosul 20%)	0.00%	0.00%	19.95%	19.95%
MESA	SPE (Eletrobras Furnas 39%)	0.00%	0.00%	38.82%	38.82%
MGE Transmissão	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Norte Brasil Transmissora	SPE (Eletrobras Eletrosul 24.5%/ Eletrobras Eletronorte 24.5%)	0.00%	0.00%	48.79%	48.79%
NOSSA Sra. FATIMA	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Pedra Branca	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
PITOMBEIRA	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Porto Velho Transmissora	SPE (Eletrobras Eletrosul 100%)	0.00%	0.00%	99.71%	99.71%
Rei dos Ventos 3	SPE (Eletrobras Eletronorte 24.5%/ Eletrobras Furnas 24.5%)	0.00%	0.00%	48.74%	48.74%
Retiro Baixo	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Rio Branco Transmissora Energia - RBTE	SPE (Eletrobras Eletronorte 100%)	0.00%	0.00%	99.41%	99.41%
SANTA CATARINA	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Santa Vitória do Palmar Holding	SPE (Eletrobras Eletrosul 49%)	0.00%	0.00%	48.86%	48.86%
SÃO CLEMENTE	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
São Pedro do Lago	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
Serra do Facão	SPE (Eletrobras Furnas 49.47%)	0.00%	0.00%	49.24%	49.24%
Sete Gameleiras	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
STN	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%

Teles Pires	SPE (Eletrobras Furnas 24.5%/ Eletrobras Eletrosul 24.5%)	0.00%	0.00%	48.83%	48.83%
Transenergia Goiás	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Transenergia Renovável	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Transenergia São Paulo	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Transirapé	SPE (Eletrobras Furnas 24.5%)	0.00%	0.00%	24.39%	24.39%
Transleste	SPE (Eletrobras Furnas 24%)	0.00%	0.00%	23.89%	23.89%
Transmissora Delmiro Gouveia - TDG	SPE (Eletrobras Chesf 49%)	0.00%	0.00%	48.78%	48.78%
Transmissora Matogrossense de Energia	SPE (Eletrobras Eletronorte 49%)	0.00%	0.00%	48.71%	48.71%
Transmissora Sul Brasileira	SPE (Eletrobras Eletrosul 80%)	0.00%	0.00%	79.77%	79.77%
Transnorte Energia	SPE (Eletrobras Eletronorte 49%)	0.00%	0.00%	48.71%	48.71%
Transudeste	SPE (Eletrobras Furnas 25%)	0.00%	0.00%	24.89%	24.89%
UEE FAMOSA I	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
UEE PAU BRASIL	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
UEE ROSADA	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
UEE SÃO PAULO	SPE (Eletrobras Furnas 49%)	0.00%	0.00%	48.77%	48.77%
Uirapuru	SPE (Eletrobras Eletrosul 75%)	0.00%	0.00%	74.78%	74.78%

e) Companies with the same controlling shareholder

Eletrobras is a mixed capital company controlled by the Federal Government. Accordingly, all mixed capital companies and government-owned companies incorporated by and under the control of the Federal Government are considered companies with the same controlling shareholder of Eletrobras.

8.2 – Chart of Company’s Economic Group

The following chart represents the main companies which are part of the Eletrobras Group on December 31, 2011:

In addition, Eletrobras holds direct and indirect equity interests in other companies, as described in items 8.1.b and 8.1.c of this Reference Form.

8.3 – Corporate restructuring transactions

For information regarding corporate transactions in the last 3 fiscal years, see item 6.5 of this Reference Form.

8.4 – Other material information

All material information concerning this topic were disclosed in the aforementioned items.

9.1 – Material assets recorded under non-current assets

In addition to the assets listed in the following items, there are no other material assets recorded under non-current assets.

9.1 – Material assets recorded under non-current assets / 9.1.a – Fixed assets

Description of the asset recorded under fixed assets	Country of location	State/Province	City	Type of asset
Real property at Setor Comercial Norte, Quadra 4, Bloco B -100, Sala 203 – Asa Norte	Brazil	DF	Brasília	Own
Real property at Av. Presidente Vargas, nº 406, 13º andar, Edifício Herm Stolz	Brazil	RJ	Rio de Janeiro	Own
Real state at Rodovia BR 101, Km 168	Brazil	RJ	Macaé	Own
Land and real property of the plots of land 3, 4, 5, 6 e 7 of Q 59 A	Brazil	PR	Guairá	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Aparecida	Brazil	AM	Aparecida	Own
Eletrobras Amazonas Energia – Hydroelectric Power Plant - Balbina	Brazil	AM	Presidente Figueiredo	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Electron	Brazil	AM	Manaus	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Mauá	Brazil	AM	Manaus	Own
Eletrobras CGTEE - Thermal Power Plant - Presidente Médici	Brazil	RS	Candiota	Own
Eletrobras CGTEE - Thermal Power Plant - São Jerônimo	Brazil	RS	São Jerônimo	Own
Eletrobras CGTEE - Thermal Power Plant – Nutepa	Brazil	RS	Porto Alegre	Own
Eletrobras CGTEE - Thermal Power Plant – Candiota III	Brazil	RS	Candiota	Own
Eletrobras Chesf - Hydroelectric Power Plant – Araras	Brazil	CE	Reriutaba	Own
Eletrobras Chesf - Hydroelectric Power Plant - Boa Esperança	Brazil	PI	Guadalupe	Own
Eletrobras Chesf - Thermal Power Plant – Camaçari	Brazil	BA	Dias D'Ávila	Own
Eletrobras Chesf - Hydroelectric Power Plant – Curemas	Brazil	PA	Coremas	Own
Eletrobras Chesf - Hydroelectric Power Plant – Funil	Brazil	BA	Ubatã	Own
Eletrobras Chesf - Hydroelectric Power Plant - Luiz Gonzaga	Brazil	PE	Petrolândia	Own
Eletrobras Chesf - Hydroelectric Power Plant - Paulo Afonso I	Brazil	BA	Paulo Afonso	Own
Eletrobras Chesf - Hydroelectric Power Plant - Paulo Afonso II	Brazil	BA	Paulo Afonso	Own
Eletrobras Chesf - Hydroelectric Power Plant - Paulo Afonso III	Brazil	BA	Paulo Afonso	Own
Eletrobras Chesf - Hydroelectric Power Plant - Apolônio Salles (Moxotó)	Brazil	AL	Delmiro Gouveia	Own
Eletrobras Chesf - Hydroelectric Power Plant - Paulo Afonso IV	Brazil	BA	Paulo Afonso	Own
Eletrobras Chesf - Hydroelectric Power Plant - Pedra	Brazil	BA	Jequié	Own
Eletrobras Chesf - Hydroelectric Power Plant - Piloto	Brazil	BA	Paulo Afonso	Own
Eletrobras Chesf - Hydroelectric Power Plant - Sobradinho	Brazil	BA	Sobradinho	Own
Eletrobras Chesf - Hydroelectric Power Plant - Xingó	Brazil	BA	Sergipe	Own
Eletrobras Eletronorte - Thermal Power Plant - Rio Acre	Brazil	AC	Rio Branco	Own
Eletrobras Eletronorte - Thermal Power Plant - Rio Branco I	Brazil	AC	Rio Branco	Own
Eletrobras Eletronorte - Thermal Power Plant - Rio Branco II	Brazil	AC	Rio Branco	Own
Eletrobras Eletronorte - Hydroelectric Power Plant - Coaracy Nunes	Brazil	AP	Ferreira Gomes	Own
Eletrobras Eletronorte - Hydroelectric Power Plant - Curuá-Una	Brazil	PA	Santarém	Own
Eletrobras Eletronorte - Hydroelectric Power Plant - Tucuruí	Brazil	PA	Tucuruí	Own
Eletrobras Eletronorte - Thermal Power Plant - Rio Madeira	Brazil	RO	Porto Velho	Own
Eletrobras Eletronorte - Hydroelectric Power Plant - Samuel	Brazil	RO	Candeias do Jamari	Own
Eletrobras Eletronorte - Thermal Power Plant - Serra do Navio	Brazil	AP	Serra do Navio	Own
Eletrobras Eletronorte - Thermal Power Plant - Senador Arnon Farias de Mello	Brazil	RR	Boa Vista	Own

Eletrobras Eletronorte - Thermal Power Plant – Santana	Brazil	AP	Santana	Own
Eletrobras Eletronorte - Hydroelectric Power Plant – Dardanelos	Brazil	MT	Aripuanã	Own
Eletrobras Eletronuclear - Nuclear Power Plant - Angra I	Brazil	RJ	Rio de Janeiro	Own
Eletrobras Eletronuclear - Nuclear Power Plant - Angra II	Brazil	RJ	Rio de Janeiro	Own
Eletrobras Furnas - Hydroelectric Power Plant - Baguari	Brazil	MG	Governador Valadares	Own
Eletrobras Furnas - Hydroelectric Power Plant - Corumbá	Brazil	GO	Caldas Novas	Own
Eletrobras Furnas - Hydroelectric Power Plant - Funil	Brazil	RJ	Resende	Own
Eletrobras Furnas - Hydroelectric Power Plant - Eletrobras Furnas	Brazil	MG	São José da Barra and São João Batista do Glória	Own
Eletrobras Furnas - Hydroelectric Power Plant - Itumbiara	Brazil	GO	Itumbiara (GO) and Arapoã (MG)	Own
Eletrobras Furnas - Hydroelectric Power Plant - Luiz Carlos Barreto de Carvalho	Brazil	SP	Pedregulho	Own
Eletrobras Furnas - Hydroelectric Power Plant - Manso (Power plant owned by a consortium – Furnas owns 70%)	Brazil	MT	Chapada dos Guimarães and Nova Brasilândia	Own
Eletrobras Furnas - Hydroelectric Power Plant - Marimbondo	Brazil	SP	Icem (SP) and Fronteira (MG)	Own
Eletrobras Furnas - Hydroelectric Power Plant - Mascarenhas de Moraes (Peixoto)	Brazil	MG	Ibiraci	Own
Eletrobras Furnas - Hydroelectric Power Plant - Peixe Angical	Brazil	TO	Peixe, São Salvador do Tocantins and Paraná	Own
Eletrobras Furnas - Hydroelectric Power Plant - Porto Colômbia	Brazil	MG	Planura (MG) and Guairá (SP)	Own
Eletrobras Furnas - Hydroelectric Power Plant - Serra da Mesa (Power plant owned by a consortium – Furnas owns 48%)	Brazil	GO	Minaçu	Own
Eletrobras Furnas - Thermal Power Plant - Campos	Brazil	RJ	Campos dos Goytacazes	Own
Eletrobras Furnas - Thermal Power Plant - Santa Cruz	Brazil	RJ	Rio de Janeiro	Own
Itaipu - Hydroelectric Power Plant - Itaipu Binacional (The Company owns 50%)	Brazil	PR	Foz do Iguaçu	Own
Transmission Network - 53.148 thousand km of transmission lines above 230 KV	Brazil	DF	N/A	Own
Headquarters	Brazil	DF	Brasília	Own
Office - Edifício Herm Stolz	Brazil	RJ	Rio de Janeiro	Leased
Office - Edifício CORRFA	Brazil	RJ	Rio de Janeiro	Leased
Plot of land of 422,320 m2	Brazil	RJ	Macaé	Own
Plot of land and real estate property of 2,622 m2	Brazil	PR	Guairá	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Flores	Brazil	AM	Manaus	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Cidade Nova	Brazil	AM	Manaus	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Distrito	Brazil	AM	Manaus	Own
Eletrobras Amazonas Energia - Thermal Power Plant - São José	Brazil	AM	Manaus	Own
Eletrobras Amazonas Energia - Thermal Power Plant - Iranduba	Brazil	AM	Manaus	Own
Eletrobras Amazonas Energia - Thermal Power Plant- Various	Brazil	AM	Various	Own
Eletrobras CGTEE - Thermal Power Plant - Candiota III	Brazil	RS	Candiota	Own
Eletrobras Chesf - Hydroelectric Power Plant - Dardanelos	Brazil	MA	Aripuanã	Own
Eletrobras Chesf - Hydroelectric Power Plant - Jirau	Brazil	RO	Porto Velho	Own

Eletrobras Chesf - Hydroelectric Power Plant - Belo Monte	Brazil	PA	Altamira	Own
Eletrobras Chesf - Wind Power Plant - São Pedro do Lago	Brazil	BA	Santo Sé	Own
Eletrobras Chesf - Wind Power Plant - Pedra Branca	Brazil	BA	Santo Sé	Own
Eletrobras Chesf - Wind Power Plant - Sete Gameleiras	Brazil	BA	Santo Sé	Own
Eletrobras Eletronorte - Hydroelectric Power Plant - Dardanelos	Brazil	MA	Aripuanã	Own
Eletrobras Eletronorte - Wind Power Plant - Miassaba 3	Brazil	RN	Macau	Own
Eletrobras Eletronorte - Wind Power Plant - Rei dos Ventos 1	Brazil	RN	Galinhos	Own
Eletrobras Eletronorte - Wind Power Plant - Rei dos Ventos 3	Brazil	RN	Galinhos	Own
Eletrobras Eletronuclear - Nuclear Power Plant - Angra III	Brazil	RJ	Angra dos Reis	Own
Eletrobras Furnas - Hydroelectric Power Plant - Retiro Baixo	Brazil	MG	Curvelo/Pompeu	Own
Eletrobras Furnas - Hydroelectric Power Plant - Serra do Falcão	Brazil	GO	Catalão/Divinópolis	Own
Eletrobras Furnas - Hydroelectric Power Plant - Foz do Chapecó	Brazil	RS	São Carlos	Own
Eletrobras Furnas - Hydroelectric Power Plant - Santo Antônio	Brazil	RO	Porto Velho	Own
Eletrobras Furnas - Wind Power Plant - Miassaba 3	Brazil	RN	Macau	Own
Eletrobras Furnas - Wind Power Plant - Rei dos Ventos 1	Brazil	RN	Galinhos	Own
Eletrobras Furnas - Wind Power Plant - Rei dos Ventos 3	Brazil	RN	Galinhos	Own
Eletrobras Furnas - Hydroelectric Power Plant - Teles Pires	Brazil	PA	Jacareacanga	Own
Eletrobras Furnas - Hydroelectric Power Plant - Batalha	Brazil	MG	Cristalina / Paracatu	Own
Eletrobras Furnas - Hydroelectric Power Plant - Simplício	Brazil	MG	Chiador / Sapucaia (RJ)	Own
Eletrobras Furnas - Hydroelectric Power Plant - Anta	Brazil	RJ	Sapucaia	Own
Eletrobras Eletrosul - Hydroelectric Power Plant - Jirau	Brazil	RO	Porto Velho	Own
Eletrobras Eletrosul - Hydroelectric Power Plant - Mauá	Brazil	PR	Telêmaco Borba/ Ortigueira	Own
Eletrobras Eletrosul - Wind Power Plant - Coxilha Negra V, VI e VII	Brazil	RS	Santana do Livramento	Own
Eletrobras Eletrosul - Hydroelectric Power Plant - Teles Pires	Brazil	PA	Jacareacanga/ Paranaíta (MT)	Own
Eletrobras Eletrosul - Hydroelectric Power Plant - Passo São João	Brazil	RS	Dezesseis de Novembro/Roque Gonzáles	Own
Eletrobras Eletrosul - Hydroelectric Power Plant - São Domingos	Brazil	RS	Ribas do Pardo/Água Clara	Own
Eletrobras Eletrosul – Small Hydroelectric Power Plant - João Borges	Brazil	SC	Campo Belo do Sul - São José do Cerrito	Own
Eletrobras Eletrosul - Small Hydroelectric Power Plant - Barra do Rio Chapéu	Brazil	SC	Rio Fortuna/Santa Rosa de Lima	Own

9.1 – Material assets recorded under non-current assets / 9.1.b – Patents, trademarks, licenses, concessions, franchising, and agreements for energy transfer

Type of Asset	Asset Description	Affected area	Duration	Events that may cause the loss of rights	Consequence of the loss of rights
Concession	Eletrobras CGTEE - Thermal Power Plant – São Jerônimo	Rio Grande do Sul	July 7, 2015

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

In the event ANEEL terminates any of the Company’s or its subsidiaries’ concessions before its maturity, the cancelled concession will suspend its operations and the compensation due to cancellation may not be sufficient to recover the full value of investment made by the Company and, accordingly, the cancellation may have an adverse effect on its financial condition and results of operations.

Concession	Eletrobras CGTEE - Thermal Power Plant - Presidente Médici	Rio Grande do Sul	July 7, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras CGTEE - Thermal Power Plant - Nutepa	Rio Grande do Sul	July 7, 2015	The same events described above.	The same consequences described above.

Concession	Eletrobras Chesf – Hydroelectric Power Plant – Funil	Bahia	July 7, 2015

The approval of the environmental license renewal to Funil was already requested, but not yet granted. However, this fact does not affect the plant’s operations.

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.

Concession	Eletrobras Chesf – Hydroelectric Power Plant – Pedra	Bahia	July 7, 2015

The approval of the environmental license renewal to Pedra was already requested, but not yet granted. However, this fact does not affect the plant’s operations.

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.

Concession	Eletrobras Chesf - Hydroelectric Power Plant - Araras	Ceará	July 7, 2015

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.
Concession	Eletrobras Chesf - Hydroelectric Power Plant - Curemas	Bahia	November 25, 2024	The same events described above.	The same consequences described above.
Concession	Eletrobras Chesf – Hydroelectric Power Plant –Paulo Afonso e Moxotó Complex (Apolônio Sales)	Bahia	October 2, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Chesf – Hydroelectric Power Plant - Sobradinho	Bahia	February 9, 2022	The same events described above.	The same consequences described above.
Concession	Eletrobras Chesf – Hydroelectric Power Plant - Luiz Gonzaga	Pernambuco	October 3, 2015	The same events described above.	The same consequences described above.

Concession	Eletrobras Chesf – Hydroelectric Power Plant - Boa Esperança	Piauí/ Maranhão	October 10, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Chesf – Hydroelectric Power Plant - Xingó	Sergipe/ Alagoas	October 2, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Chesf – Hydroelectric Power Plant - Camaçari	Bahia	August 10, 2027	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Thermal Power Plant – Rio Acre	Acre	Undefined	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Thermal Power Plant - Rio Branco II	Acre	Undefined	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Thermal Power Plant - Rio Branco I	Acre	Undefined	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Thermal Power Plant - Electron (TG)	Amazonas	Undefined	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Thermal Power Plant – Santana	Amapá	Undefined	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Thermal Power Plant – Rio Madeira	Rondônia	Undefined	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Hydroelectric Power Plant - Coaracy Nunes	Amapá	July 8, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Eletronorte - Hydroelectric Power Plant - Tucurui	Pará	July 11, 2024	The same events described above.	The same consequences described above.

Concession	Eletrobras Eletronorte - Hydroelectric Power Plant - Samuel	Rondônia	September 14, 2029

On July 18, 2006, Eletronorte requested the renewal of Samuel’s concession. On March 11, 2010, the concession of Samuel Hydroelectric Plant was extended for another twenty years.

However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.

Concession	Eletrobras Eletronorte - Hydroelectric Power Plant - Curuá-Una	Pará	July 27, 2028

Currently, Eletronorte has not yet obtained the operating license for Curuá-Una and it operates the plant under a temporary permit granted by CEMA. This plant was transferred from Celpa to Eletronorte in December, 2005, as payment of arrears, concerning the sale of energy.

However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.

Concession	Eletrobras Eletronorte - Thermal Power Plant – Senador Arnon Farias de Mello	Roraima	Undefined

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.
Concession	Eletrobras Eletronuclear – Nuclear Power Plant - Angra I	Rio de Janeiro	Undefined

The permit for commercial operation is granted by ANEEL. The Brazilian commission for nuclear energy (Comissão Nacional de Energia Nuclear – CNEN) issues operation licenses and the necessary permits, based on the Periodic Safety Reassessment (Reavaliação Periódica de Segurança – RPS), renewable for a period of ten years. Years before the maturity, each company can request an extension of its concession to CNEN. To grant this extension, CNEN may request an evaluation of the operating conditions of the plant and possibly the substitution of certain equipments. Eletronuclear has not yet requested any extensions for Angra I. This request will be performed in a timely manner.

The same consequences described above.

ANEEL may cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to the public interest, or also by the forfeiture of the concessions.

Concession	Eletrobras Eletronuclear - Nuclear Power Plant - Angra II	Rio de Janeiro	Undefined

The permit for commercial operation is granted by ANEEL. The Brazilian commission for nuclear energy (Comissão Nacional de Energia Nuclear – CNEN) issues operation licenses and the necessary permits, based on the Periodic Safety Reassessment (Reavaliação Periódica de Segurança – RPS), for a period of ten years. Years before the maturity, each company can request an extension of its concession to CNEN. To grant this extension, CNEN may request an evaluation of the operating conditions of the plant and possibly the substitution of certain equipments. Eletronuclear has not yet requested any extensions for Angra II. This request will be performed in a timely manner.

ANEEL may cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to the public interest, or also by the forfeiture of the concessions.

The same consequences described above.
Concession	Eletrobras Eletronuclear - Nuclear Power Plant - Angra III (under construction)	Rio de Janeiro	Undefined

The Nuclear Power Plant Angra III is designed to operate for 40 years (life cycle), starting from January 1, 2016. The permit for commercial operation is granted by ANEEL. The Brazilian commission for nuclear energy(Comissão Nacional de Energia Nuclear – CNEN) issues operation licenses and the necessary permits, based on the Periodic Safety Reassessment (Reavaliação Periódica de Segurança – RPS), for a period of ten years. Years before the maturity, each company can request an extension of its concession to CNEN. To grant this extension, CNEN may request an evaluation of the operating conditions of the plant and possibly the substitution of certain equipments. Eletronuclear has not yet requested any extensions for Angra III. This request will be performed in a timely manner.

ANEEL may cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to the public interest, or also by the forfeiture of the concessions.

The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Corumbá I	Goiás	November 29, 2014

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.

Concession	Eletrobras Furnas - Hydroelectric Power Plant – Serra da Mesa	Goiás	May 7, 2011

Furnas requested 03 (three) years ago (and therefore within the period prescribed by Law), the renewal of the term of concession. ANEEL already analyzed the request and, in the Public Ordinary Meeting of its Board of Officers, on February 15, 2011, unanimously, decided to send the request concession’s extension for another 29 (twenty-nine) years, to the Ministry of Energy and Mines (Ministério de Minas e Energia - MME), recommending that the plea be granted. Accordingly, the case is under examination by the MME and Furnas must await its conclusion when the company will be convened to execute a new agreement.

The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Furnas	Minas Gerais	July 7, 2015

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Itumbiara	Minas Gerais	February 26, 2020	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Marimbondo	São Paulo / Minas Gerais	March 7, 2017	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Peixoto (Mascarenhas de Morais)	Minas Gerais	October 31, 2023	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant – Porto Colômbia	Minas Gerais	March 16, 2017	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Manso	Mato Grosso	February 9, 2035	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas- Hydroelectric Power Plant - Funil	Minas Gerais	July 7, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Estreito	São Paulo	July 7, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Thermal Power Plant - Campos	Rio de Janeiro	July 27, 2007	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Thermal Power Plant - Santa Cruz	Rio de Janeiro	July 7, 2015	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Thermal Power Plant – Peixe Angical (Special Purpose Entity)	Tocantins	November 6, 2036	The same events described above.	The same consequences described above.
Concession	Itaipu - Hydroelectric Power Plant - Itaipu Binacional	Paraná	Not subject to a concession.	The same events described above.	The same consequences described above.

Concession	Amazonas Energia –Thermal Power Plant - Aparecida	Amazonas	Undefined	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Thermal Power Plant - Mauá	Amazonas	Undefined	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Hydroelectric Power Plant - Balbina	Amazonas	March 1, 2027	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Hydroelectric Power Plant - Electron (TG)	Amazonas	Undefined	The same events described above.	The same consequences described above.
Concession	Hydroelectric Power Plant - Simplício (under construction)	Rio de Janeiro / Minas Gerais	August, 2041	The same events described above.	The same consequences described above.
Concession	Hydroelectric Power Plant - Batalha (under construction)	Minas Gerais/ Goiás	August, 2041	The same events described above.	The same consequences described above.
Concession	Under construction - Thermal Power Plant - Candiota III	Rio Grande do Sul	January, 2024	The same events described above.	The same consequences described above.
Concession	Under construction - Hydroelectric Power Plant - Passo São João	Rio Grande do Sul	August, 2041	The same events described above.	The same consequences described above.
Concession	Under construction - Hydroelectric Power Plant - São Domingos	Mato Grosso do Sul	December, 2037	The same events described above.	The same consequences described above.
Concession	Under construction - Hydroelectric Power Plant - Barra do Rio Chapéu	Santa Catarina	December, 2035	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Hydroelectric Power Plant - Dardanelos	Mato Grosso	July, 2042	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity - Hydroelectric Power Plant - Jirau	Rondônia	August, 2043	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity - Hydroelectric Power Plant – Santo Antônio	Rondônia	June, 2043	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity - Hydroelectric Power Plant - Mauá	Paraná	July, 2042	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Baguari	Minas Gerais	August, 2041	The same events described above.	The same consequences described above.
Concession	Chesf - Transmission Lines (69 to 750 KV) – 19,074.36 km	Brazil	July, 2015 (average term)	The same events described above.	The same consequences described above.
Concession	Eletronorte -Transmission Lines (69 to 750 KV) – 10,439.6 Km	Brazil	July, 2015 (average term)	The same events described above.	The same consequences described above.
Concession	Eletrosul - Transmission Lines (69 to 750 KV) – 10,639.6 km	Brazil	July, 2015 (average term)	The same events described above.	The same consequences described above.
Concession	Furnas - Transmission Lines (69 to 750 KV) – 19,317.81km	Brazil	July, 2015 (average term)	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Cerro Chato I, II e III	Rio Grande do Sul	August, 2045	The same events described above.	The same consequences described above.
Concession	Eletronorte – Thermal Power Plant of Serra do Navio	Amapá	May 20, 2037	The same events described above.	The same consequences described above.

Patents	Cepel – 27 Patents (Registered or requested)	Brazil	20 years

A patent granted by INPI may be declared null, by INPI or by Court on the following cases: (a) if any of the legal requirements related to the aspects of novelty, inventing activity and industrial application of the patent have not been complied with; (b) if the report and the claims do not satisfy the requirements set forth in articles 24 and 25 of Law n. 9,279, of May 14, 1996, concerning the complete description and the explanation of the claims concerning the patent registration request; (c) if the object of patent surpasses the content of the application as originally filed; and (d) if in the patent registration procedure, any of the essential formalities, indispensable to the concession was omitted.

Loss of intangible assets, loss of exclusivity in the commercialization of the patented product, cancellation of agreements concerning the products’ commercialization, possible pending litigation due to amounts negotiated before the loss of the patent, loss of the investment on research and development that resulted in the patented product, and loss of the investment on the attempt of obtaining the patent.

Patents	Eletrobras – 22 Trademarks (Registered or requested)	Brazil	10 years, renewable

Registration requests may be denied by the INPI. The loss of rights may arise from: (i) expiration of the term of effectiveness, and no payment of renewal fees; (ii) total or partial waiver of the right, relating to goods or services with the trademark; (iii) registry forfeiture, due to the unjustifiable non use of the trademark; (iv) use of the trademark with a modification that implies change on the original distinctive characteristic, as specified at the registry certificate, for five or more years, counted from the granting of the registration; or (v) declaration of registration nullity, obtained after succeeding in a administrative procedure. It cannot be assured that third parties will not claim violation of intellectual property rights by Eletrobras in the Courts and possibly obtain a victory. The maintenance of registries is performed through the payment of fees to INPI, which are essential to prevent the termination of these registration rights.

It is not possible to quantify the impact. The loss of trademarks rights implies the impossibility of preventing third parties from using identical or similar trademarks, even for competing services or products, as the holder ceases to hold the exclusive right to use the signal. In addition, the holder may also face criminal and civil lawsuits for misuse in case of violation of third parties’ rights, which may result in the inability of using the trademarks in activities.

Patents	Eletrosul – 2 Patents (Registered or requested)	Brazilian territory	20 years

A patent granted by INPI may be declared null, by INPI or by Court on the following cases: (a) if any of the legal requirements related to the aspects of novelty, inventing activity and industrial application of the patent have not been complied with; (b) if the report and the claims do not satisfy the requirements set forth in articles 24 and 25 of Law n. 9,279, of May 14, 1996, concerning the complete description and the explanation of the claims concerning the patent registration request; (c) if the object of patent surpasses the content of the application as originally filed; and (d) if in the patent registration procedure, any of the essential formalities, indispensable to the concession was omitted.

Loss of intangible assets, loss of exclusivity in the commercialization of the patented product, cancellation of agreements concerning the products’ commercialization, possible pending litigation due to amounts negotiated before the loss of the patent, loss of the investment on research and development that resulted in the patented product, and loss of the investment on the attempt of obtaining the patent.

Patents	Eletronorte – 37 Patents (Registered or requested)	Brazilian territory	20 years	The same events described above.	The same consequences described above.

Patents	Furnas – 9 Patents (Registered or requested)	Brazilian territory	20 years	The same events described above.	The same consequences described above.
Trademarks	Eletronorte – 18 Trademarks (Registered or requested)	Brazilian territory	10 years, renewable

Registration requests may be denied by the INPI. The loss of rights may arise from: (i) expiration of the term of effectiveness, and no payment of renewal fees; (ii) total or partial waiver of the right, relating to goods or services with the trademark; (iii) registry forfeiture, due to the unjustifiable non use of the trademark; (iv) use of the trademark with a modification that implies change on the original distinctive characteristic, as specified at the registry certificate, for five or more years, counted from the granting of the registration; or (v) declaration of registration nullity, obtained after succeeding in a administrative procedure. It cannot be assured that third parties will not claim violation of intellectual property rights by Eletrobras in the Courts and possibly obtain a victory. The maintenance of registries is performed through the payment of fees to INPI, which are essential to prevent the termination of these registration rights.

It is not possible to quantify the impact. The loss of trademarks rights implies the impossibility of preventing third parties from using identical or similar trademarks, even for competing services or products, as the holder ceases to hold the exclusive right to use the signal. In addition, the holder may also face criminal and civil lawsuits for misuse in case of violation of third parties’ rights, which may result in the inability of using the trademarks in activities.

Trademarks	Eletrosul – 4 Trademarks (Registered or requested)	Brazilian territory	10 years, renewable	The same events described above.	The same consequences described above.
Trademarks	Furnas – 17 Trademarks (Registered or requested)	Brazilian territory	10 years, renewable	The same events described above.	The same consequences described above.
Trademarks	Chesf – 2 Trademarks (Registered or requested)	Brazilian territory	10 years, renewable	The same events described above.	The same consequences described above.
Trademarks	CEPEL – 28 Trademarks (Registered or requested)	Brazilian territory	10 years, renewable	The same events described above.	The same consequences described above.
Trademarks	Itaipu, including the Fundação Parque Tecnológico Itaipu – 21 Trademarks (Registered or requested)	Brazilian Territory, for registry in Brazil	10 years, renewable	The same events described above.	The same consequences described above.
Trademarks	Eletronuclear – 1 Trademark registered	Brazilian territory	10 years, renewable	The same events described above.	The same consequences described above.
Trademarks	CGTEE – 1 Trademark registered	Brazilian territory	10 years, renewable	The same events described above.	The same consequences described above.

Patents	Furnas - 1 patent registered in United States of America	USA	10 years, renewable

The events that may cause the loss of rights over the patents granted in the United States are: (i) Administrative Plea of nullity – After the f patent is granted, third parties may challenge the patent through an administrative procedure, within the responsible entity, at any time during the effectiveness of the patent; (ii) Judicial Plea of nullity – The patent may be invalidated by judicial procedure; (iii) Lac of annual payment to the responsible entity.

The loss of patents rights would result on the termination of the exclusive use of the related patent and would compromise the ability to freely use it without another competitor claiming its intellectual property.

Patents	CEPEL – 6 patents, registered in different countries	USA; Mexico; EU; Finland; New Zealand; Vietnam	Varied

The events that may cause the loss of rights over the patents granted abroad are, generally: (i) Administrative plea of nullity, at any time during the effectiveness of the patent; (ii) Judicial plea of nullity; (iii) default.

The same consequences described above.
Concession	Eletrobras Chesf - Hydroelectric Power Plant - Piloto	Bahia	July 7, 2015

The approval of Funil environmental license renewal was already requested, but not yet granted. However, this fact does not affect the operation of the plant.

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

In the event ANEEL terminates any of the Company’s or its subsidiaries’ concessions before its maturity, the cancelled concession will suspend its operations and the compensation due to cancellation may not be sufficient to recover the full value of investment made by the Company and, accordingly, the cancellation may have an adverse effect on its financial condition and results of operations.

Concession	Eletrobras Furnas - Hydroelectric Power Plant - Retiro Baixo	Minas Gerais	August, 2041

The Company performs its activities of generation, transmission and distribution pursuant to concession agreements executed with the Brazilian Government through ANEEL. However, ANEEL may impose penalties to the Company in case of non-compliance with any obligations provided in the concession agreements. Depending on the severity of the breach, these penalties may include restrictions to the Company’s operations, intervention or the end of the concession. ANEEL may also cancel the concessions before its maturity if the concessionaire has its bankruptcy declared or suffer dissolution, or if ANEEL order the termination of the concession according to public interest, or also by forfeiture of the concession.

The same consequences described above.
Concession	Eletrobras Furnas - Hydroelectric Power Plant - Foz do Chapecó	Rio Grande do Sul	November, 2036	The same events described above.	The same consequences described above.
Concession	Eletrobras Furnas – Hydroelectric Power Plant - Serra do Falcão	Goiás	November, 2036	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Thermal Power Plant - UT CO Cidade Nova	Amazonas	Undetermined	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Thermal Power Plant - UT AS São José	Amazonas	Undetermined	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Thermal Power Plant - UT FO Flores	Amazonas	Undetermined	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Thermal Power Plant - UTE Iranduba	Amazonas	Undetermined	The same events described above.	The same consequences described above.
Concession	Amazonas Energia - Thermal Power Plant - UTE Distrito	Amazonas	Undetermined	The same events described above.	The same consequences described above.
Concession	Under construction - Small Hydroelectric Power Plant - João Borges	Santa Catarina	December, 2035	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Hydroelectric Power Plant – Belo Monte	Pará	August, 2044	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Wind Power Plant – São Pedro do Lago	Bahia	February, 2046	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Wind Power Plant – Pedra Branca	Bahia	February, 2046	The same events described above.	The same consequences described above.

Concession	Special Purpose Entity – Wind Power Plant – Sete Gameleiras	Bahia	February, 2046	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Wind Power Plant – Miassaba 3	Rio Grande do Norte	August, 2045	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Hydroelectric Power Plant – Teles Pires	Mato Grosso/ Pará	March, 2045	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Wind Power Plant – Rei dos Ventos 1	Rio Grande do Norte	December, 2045	The same events described above.	The same consequences described above.
Concession	Special Purpose Entity – Wind Power Plant Rei dos Ventos 3	Rio Grande do Norte	December, 2045	The same events described above.	The same consequences described above.
Concession	Amazonas Energia – Transmission Lines – (69 to 750 KV) 588.20 Km	Rio Grande do Sul	Undetermined	The same events described above.	The same consequences described above.

9.1 –   Material assets recorded under non-current assets / 9.1.c  –  Equity interests

Corporate name	CNPJ	CVM code	Type of company Country		State/province		City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation	Amounts of received dividends (Reais)			Date	Value (Reais)
AES Tietê S.A.	02.998.609/0001-27	1835-0	Associate		Brazil	SP	São Paulo	Generation and Commercialization	7.940000
					Market value	12/31/2011	812,853,000.00
12/31/2011	11.990835		11.990835	70,224,989.00	Book value	12/31/2011	812,853,000.00
12/31/2010	20.000000		0.000000	61,707,956.01
12/31/2009	0.000000		0.000000	69,015,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Amazonas Distribuidora	05.608.739/0001-02	-	Controlled company		Brazil	AM	Manaus	Generation, Distribution and Commercialization	100.000000
de Energia S.A.
					Market value
12/31/2011	-100.000000		0.000000	0.00	Book value	12/31/2011	0.01
12/31/2010	100.000000		0.000000	0.00
12/31/2009	-19.6000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
CEB Lajeado S.A.	03.677.638/0001-50	-	Associate		Brazil	DF	Brasília	Generation and Commercialization	40.070000
					Market value
12/31/2011	4.454990		0.000000	10,037,052.00	Book value	12/31/2011	76,155,000.00
12/31/2010	-0.300000		0.000000	9,860,000.00
12/31/2009	-19.000000		0.000000	12,901,000.00
Reasons for the acquisition and maintenance of such corporate equity
Permanent corporate equity
Centrais Elétricas	01.672.223/0001-68	-	Associate		Brazil	DF	Brasília	Generation and Commercialization	40.070000
Cachoeira Dourada
S.A.

					Market value
12/31/2011	0.016949		0.000000	390,886.08	Book value	12/31/2011	11,802,000.00
12/31/2010	0.000000		0.000000	327,000.00

Corporate name	CNPJ	CVM code	Type of company		Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation		Amounts of received dividends (Reais)		Date	Value (Reais)
12/31/2009	0.000000		0.000000	257,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Centrais Elétricas de Santa Catarina S.A.	83.878.892/0001-55	246-1	Associate		Brazil	SC	Florianópolis	Generation, Transmission, Distribution and Commercialization	10.750000
					Market value	12/31/2011	150,431,000.00
12/31/2011	-9.220872		-9.220872	7,392,418.72	Book value	12/31/2011	150,431,000.00
12/31/2010	14.000000		0.000000	4,047,937.65
12/31/2009	0.000000		0.000000	8,219,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Centrais Elétricas do Norte do Brasil S/A	00.357.038/0034-84	- company	Controlled		Brazil	DF	Brasília	Generation, Transmission, Distribution and Commercialization	99.030000
					Market value
12/31/2011	-0.550841		0.000000	138,184,429.29	Book value	12/31/2010	10,199,453,000.00
12/31/2010	63.500000		0.000000	307,694,000.00
12/31/2009	0.600000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Centrais Elétricas do Para S.A.	04.895.728/0001-80	1830-9	Associate		Brazil	PA	Belém	Distribution and Generation	34.240000
					Market value	12/31/2011	177,667,000.00
12/31/2011	-9.702323		-9.702323	0.00	Book value	12/31/2011	171,370,000.00
12/31/2010	-10.200000		0.000000	0.00
12/31/2009	8.000000		0.000000	21,558,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Centrais Elétricas Matogrossenses S/A	03.467.321/0001-99	1460-5	Associate		Brazil	MT	Cuiabá	Distribution and Generation	40.920000

Corporate name	CNPJ	CVM code	Type of company		Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation	Amounts of received dividends (Reais)			Data	Value (Reais)
					Market value	12/31/2011	140,094,000.00
12/31/2011	-71.750457		-71.750457	2,145,799.84	Book value	12/31/2011	436,150,000.00
12/31/2010	1.600000		0.000000	0.00
12/31/2009	12.300000		0.100000	2,292,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia de Geração 02.016.507/0001-69		-		Controlled company	Brazil	RS	Porto Alegre	Generation	99.940000
de Energia Elétrica
					Market value
12/31/2011	-5.526593		0.000000	0.00	Book value	12/31/2011	334,348,000.00
12/31/2010	4.030000		0.000000	0.00
12/31/2009	-6.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia de	02.998.611/0001-04	1837-6		Associate	Brazil	SP	São Paulo	Transmission	35.330000
Transmissão de
Energia Elétrica
Paulista
					Market value	12/31/2011	3,093.881,000.00
12/31/2011	-26.988722		3.085486	304,222,000.59	Book value	12/31/2011	653,280,000.00
12/31/2010	-1.900000		0.000000	114,061,000.00
12/31/2009	2.100000		0.000000	213,832,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia	60.933.603/0001-78	257-7		Associate	Brazil	SP	São Paulo	Generation and Commercialization	2.050000
Energética de
São Paulo
					Market value	12/31/2011	203,581,000.00
12/31/2011	26.103977		26.103977	0.00	Book value	12/31/2011	203,581,000.00
12/31/2010	-11.200000		0.000000	0.00
12/31/2009	0.400000		0.100000	10,342,000.00

Corporate name	CNPJ	CVM code	Type of company	Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation	Amounts of received dividends (Reais)		Data	Value (Reais)
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia Energética do Ceará	07.047.251/0001-70	1486-9	Associate	Brazil	CE	Fortaleza	Distribution	7.060000
				Market value	12/31/2011	182,639,000.00
12/31/2011	19.037346	19.037346	23,494,548.43	Book value	12/31/2011	182,639,000.00
12/31/2010	-6.300000	0.000000	15,044,000.00
12/31/2009	0.000000	0.100000	18,585,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia Energética do Maranhão	06.272.793/0001-84	1660-8	Associate	Brazil	MA	São Luís	Distribution and Commercialization	33.570000
				Market value	12/31/2011	140,094,000.00
12/31/2011	7.003834	-71.750457	67,099,652.40	Book value	12/31/2011	323,433,000.00
12/31/2010	23.500000	-54.600000	0.00
12/31/2009	26.700000	0.000000	46,982,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia Estadual de Distribuição de Energia Elétrica	08.467.115/0001-00	2064-8	Associate	Brazil	RS	Porto Alegre	Distribution	32.590000
				Market value	12/31/2011	315,468,000.00
12/31/2011	3.832930	11.075907	0.00	Book value	12/31/2011	391,988,000.00
12/31/2010	-9.000000	0.000000	0.00
12/31/2009	4198.700000	0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia Estadual de Geração e Transmissão de Energia Elétrica	92.715.812/0001-31	320-4	Associate	Brazil	RS	Porto Alegre	Generation and Transmission	32.590000

Corporate name	CNPJ	CVM code		Type of company	Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation		Amounts of received dividends (Reais)		Data	Value (Reais)
					Market value	12/31/2011	329,138,000.00
12/31/2011	11.848876		-18.241209	0.00	Book value	12/31/2011	701,628,000.00
12/31/2010	16.380000		0.000000	0.00
12/31/2009	287.300000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Companhia Hidroelétrica do São Francisco	33.541.368/0001-16	332-8		Controlled company	Brazil	PE	Recife	Generation and Transmission	99.450000
					Market value
12/31/2011	-2.309016		0.000000	2,027,005,091.43	Book value	12/31/2011	16,742,953,000.00
12/31/2010	32.300000		0.000000	0.00
12/31/2009	1.400000		0.000000	557,519,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrobras - Distribuição Acre	04.065.033/0001-70	-		Controlled company	Brazil	AC	Rio Branco	Distribution	93.290000
					Market value
12/31/2011	0.000000		0.000000	0.00	Book value	12/31/2011	85,563,000.00
12/31/2010	0.000000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00

Corporate name	CNPJ	CVM code		Type of company	Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation		Amounts of received dividends (Reais)		Data	Value (Reais)
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrobras - Distribuição Piauí	06.840.748/0001-89	-		Controlled company	Brazil	PI	Teresina	Distribution and Commercialization	98.560000
					Market value
12/31/2011	0.000000		0.000000	0.00	Book value	12/31/2011	0.01
12/31/2010	0.000000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrobras - Distribuição Rondônia	05.914.650/0001-66	-		Controlled company	Brazil	RO	Porto Velho	Distribution and Commercialization	99.960000
					Market value
12/31/2011	-50.464857		0.000000	0.00	Book value	12/31/2011	135,118,000.00
12/31/2010	100.000000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrobras Distribuição Alagoas	12.272.084/0001-00	-		Controlled company	Brazil	AL	Maceió	Distribution and Commercialization	75.160000
					Market value
12/31/2011	20.667796		0.000000	0.00	Book value	12/31/2011	217,375,000.00
12/31/2010	100.000000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrobras Participações S/A	01.104.937/0001-70	1578-4		Controlled company	Brazil	RJ	Rio de Janeiro	Holding company	81.610000
					Market value	12/31/2011	552,949,783.00

Corporate name	CNPJ	CVM code	Type of company		Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation	Amounts of received dividends (Reais)			Data	Value (Reais)
12/31/2011	-1.904093		0.000000	9,109,372.00	Book value	12/31/2011	169,135,000.00
12/31/2010	74.500000		0.000000	0.00
12/31/2009	0.100000		0.000000	8,527,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrobras Termonuclear S.A.	42.540.211/0001-67	-	Controlled company		Brazil	RJ	Rio de Janeiro	Generation	99.810000
					Market value
12/31/2011	121.730296		0.000000	0.00	Book value	12/31/2011	6,520,292,000.00
12/31/2010	-6.000000		0.000000	0.00
12/31/2009	0.100000		0.000000	30,230,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Eletrosul Centrais Elétricas S.A.	00.073.957/0001-68	-	Controlled company		Brazil	SC	Florianópolis	Transmission and Generation	99.710000
					Market value
12/31/2011	-1.924867		0.000000	84,517,512.94	Book value	12/31/2011	2,624,730,000.00
12/31/2010	8.800000		0.000000	0.00
12/31/2009	1.400000		0.000000	140,568,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Empresa Amazonense de Transmissão De Energia S/A	04.416.935/0001-04	-	Associate		Brazil	SP	São Paulo	Transmission	27.280000
					Market value	12/31/2011
12/31/2011	-100.000000		0.000000	20,456,368.39	Book value	12/31/2011	0.00
12/31/2009	0.000000		0.000000	0.00
12/31/2009	-26.200000		0.000000	18,342,000.00
Reasons for the acquisition and maintenance of the equity interest

Corporate name	CNPJ	CVM code		Type of company	Country	State/province	City	Description of activities	Issuers’ interest (%)
Fiscal year	Book value - % variation	Market value - % variation		Amounts of received dividends (Reais)		Data	Value (Reais)
Permanent equity interest
Empresa Metropolitana de. Águas e Energia S.A	02.302.101/0001-42	1699-3	Associate		Brazil	SP	São Paulo	Generation and Commercialization	39.020000
					Market value	12/31/2011	99,040,000.00
12/31/2011	-5.022137		-11.69679	1,263,655.71	Book value	12/31/2011	312,150,000.00
12/31/2009	1.400000		0.000000	759,210.63
12/31/2009	18.300000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Furnas - Centrais	23.274.194/0001-19	-	Controlled company		Brazil	RJ	Rio de Janeiro	Generation, Transmission and Commercialization	99.540000
Elétricas S/A
					Market value
12/31/2011	-0.274883		0.000000	77,654,102.35	Book value	12/31/2011	13,237,136,000.00
12/31/2010	4.000000		0.000000	0.00
12/31/2009	-1.000000		0.000000	270,939,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Guascor do Brasil Ltda.	01.676.897/0003-00	-	Associate		Brazil	SP	São Paulo	Generation and Transmission	4.410000
					Market value
12/31/2011	0.000000		0.000000	0.00	Book value	12/31/2011	3,300,000.00
12/31/2010	0.000000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Inambari Geração de Energia S/A	09.630.890/0001-90	-	Controlled company		Brazil	SP	São Paulo	Generation	29.40000
					Market value
12/31/2011	14.686138		0.000000	0.00	Book value	12/31/2011	9,738,000.00
12/31/2010	26.500000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest

Itaipu Binacional	00.395.988/0001-35	-	Controlled company		Brazil	DF	Brasília	Generation	50.000000
					Market value
12/31/2011	12.579522		0.000000	0.00	Book value	12/31/2011	93,790,000.00
12/31/2010	-4.300000		0.000000	0.00
12/31/2009	-25.500000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Lajeado Energia	03.460.864/0001-84	-	Associate		Brazil	SP	São Paulo	Generation and Commercialization	40.070000
					Market value
12/31/2011	-1.321193		0.000000	83,401,028.00	Book value	12/31/2011	532,459,000.00
12/31/2010	2.250000		0.000000	33,927.00
12/31/2009	73.000000		0.000000	14,589,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Paulista Lajeado Energia S.A.	03.491.603/0001-21	-	Associate		Brazil	SP	São Paulo	Generation and Commercialization	40.070000
					Market value
12/31/2011	2.802974		0.000000	7,479,381.00	Book value	12/31/2011	27,654,000.00
12/31/2010	-3.500000		0.000000	2,519,000.00
12/31/2009	0.000000		0.000000	5,477,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest
Energisa	09.095.183/0001-40	-	Associate		Brazil	PB	João Pessoa	Generation, Transmission, Distribution and Commercialization	10.550000
					Market value
12/31/2011	11.960966		0.000000	1,836,901.64	Book value	12/31/2011	77,215,000.00
12/31/2010	-11.100000		0.000000	1,836,901.64
12/31/2009	0.000000		0.000000	2,624,000.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest

Tangará Energia S.A.	03.573.381/0001-96	-	Associate		Brazil	SP	São Paulo	Generation	25.470000
					Market value
12/31/2011	0.000000		0.000000	0.00	Book value	12/31/2011	21.738
12/31/2010	0.000000		0.000000	0.00
12/31/2009	0.000000		0.000000	0.00
Reasons for the acquisition and maintenance of the equity interest
Permanent equity interest

9.2 – Other material information – Material assets

All material information was disclosed in the other sections of this item 9 of this Reference Form.

10.1 – General financial condition

a) general financial condition

The year 2011 was highlighted by the consolidation of Eletrobras’ strategic role in the Brazilian electric power industry, and by its strengthening to achieve, until 2020, its goal to become the largest global system of clean energy. Among the achievements for the year, the highlights were an increase of strategic integration and operational synergy between the holding and the subsidiaries, improvement of governance and corporate management, pursuit for transparency and value-adding through risk mitigation in the different businesses, a more efficient organizational structure, impressive volume of construction works, whether in expansion or in renewal of the existent facilities, substantial participation in the generation and transmission auctions. These achievements resulted from the efforts of the more than 28,000 employees in 2011. The corporate structure of the holding company was reorganized in business units, the research and development area was restructured and new committees were created to advise the Board of Directors on its decisions, ensuring more integration and reliability in our actions.

The Company’s Board of Executive Officers believes Eletrobras has a financial condition sufficient to implement its business plan and to meet its short-term and medium-term obligations. The current working capital level of Eletrobras is sufficient to satisfy the current cash requirements.

The highlights of the Company’s financial condition are listed below:

  Increasing and consistent income generation. For the year ended December 31, 2011, Eletrobras posted a net income of R$3,762 million, highly influenced by exchange rate fluctuation and by the improvement of operational efficiency, compared to a net income of R$2,553 million for the same period of 2010 and R$ 1,250 million for the year ended December 31, 2009; and

  Consistent operational cash generation. The EBITDA for the years ended December 31, 2011, 2010 and 2009 was of, respectively, R$6,350 million, R$6,003 million and R$5,675 million.

In addition, total revenues increased 10.0% in the year ended December 31, 2011, and transmission revenues increased 32.3%, mainly due to the expansion of the transmission system and increase of operation and maintenance revenues, as a result of continuing construction works by the SPEs. The table below sets out our net operating revenues for the periods indicated:

	Year ended December 31
	2011	2010	2009
	(R$ millions)
Generation	19,263	18,326	16,688
Transmission	8,356	6,316	5,077
Distribution	5,442	5,173	4,067

b) capital structure and possibility of quotas or share redemption, pointing out (i) redemption possibilities; (ii) redemption amount calculation formula

The Board of Executive Officers believes Eletrobras has a capital structure adequate to its operations and a comfortable leverage level.

Eletrobras had a net debt, as of December 31, 2011, of approximately R$10,408 million (R$1,551 million as of December 31, 2010, and negative R$4,255 million as of December 31, 2009). Long-term debt, excluding the amounts corresponding to the RGR, corresponded to 67.7% of the total debt as of December 31, 2011, and the leverage index (net debt divided by the sum of net debt and shareholders’ equity), as of the same date, was of 12.9%, matching the Company’s cash flow expectations, giving Eletrobras liquidity and operational liquidity.

	As of December 31,
R$ million	2011	2010	2009
Financings (payable) not considering the RGR	33,467	24,979	21,836
(-) Cash and cash equivalents + marketable securities	16,611	16,764	16,967
(-) Financings (receivable) not considering the RGR	6,448	6,664	9,139
Net Debt	10,408	1,551	(4,255)
Shareholders’ Equity	77,202	70,530	69,379
Net Leverage	13.4%	3.1%	-6.5%

The changes to the index measured by the ratio between third-party liabilities and total liabilities show that the Company’s capital structure (consolidated) was stable between 2010 and 2011. The ratio was of 52% as of December 31, 2010 and 53% as of December 31, 2011 (50% as of the same date of 2009). The net leverage (ratio between net debt and the sum of net debt and shareholders’ equity) was of 11% as of December 31, 2010 and 13.4% as of December 31, 2011 (as of December 31, 2009, this ratio was negative 7%). Despite the increase, the Board of Executive Officers believes this ratio shows a small leverage level.

With respect to the redemption of shares, Article 14 of the Eletrobras Bylaws provides that redemption of shares of one or more classes is possible upon resolution by the Extraordinary Shareholders’ Meeting, regardless the approval on Special Meeting of shareholders of the affected species and classes. Except for the aforementioned provision, there are no other possibilities of redemption of shares issued by Eletrobras other than those provided by law.

c) payment capacity for the undertaken financial commitments

The main uses of resources by Eletrobras refer to (i) funding the improvement and expansion of its generation, transmission and distribution projects; (ii) payment or renegotiation of debt; (iii) possibility of participation, through its subsidiaries, in public bidding processes in connection with new transmission lines and new generation agreements, since, if Eletrobras succeeds in any of the aforementioned bidding processes, it will need additional resources to fund the required investments to expand the applicable operations.

Similar to other companies of its industry, the Company monitors its obligations based on the financial leverage ratio. This ratio corresponds to the net debt divided by total capital. The net debt corresponds to total loans and financings (including short-term and long-term loans and financings, as set forth in the consolidated balance sheet), minus cash and cash equivalents. The total capital is calculated by adding-up the shareholders’ equity (as set forth in the consolidated balance sheet) and the net debt. In 2011, the Company’s strategy, which has not changed from 2010, was to set the financial leverage ratio around 25%.

Considering Eletrobras’ indebtedness structure, its cash flow and liquidity position, the Board of Executive Officers believes Eletrobras has sufficient liquidity and capital resources to fund the investments, expenses, debt and other amounts payable within the following years, although no assurance is made about the maintenance of the current situation. If the Board of Executive Officers believes Eletrobras needs to obtain financing to fund its investments and acquisitions, the Company believes it will be able to obtain such financing as of current conditions.

The Company’s rating, according to Standard & Poor’s, is directly related to Brazil’s rating, as the Federal Government is the Company’s majority shareholder. The Company is considered as an extension of the Federal Government, and was rated BBB for foreign currency transactions and A- for local currency transactions, with stable outlook. The Board of Executive Officers believes such rating enables the Company to obtain financings and enter into loan agreements with competitive interest rates, terms and conditions.

d) Sources of funds for working capital and investments in fixed assets

The main sources of financing for working capital and investments in fixed assets of Eletrobras are (i) its operational cash flow; (ii) loans entered into with various local and international sources, including the RGR Fund, BNDES and international agencies; (iii) resources derived from financial investments made by Eletrobras in Banco do Brasil S.A., as Eletrobras is compelled by law to deposit any exceeding cash assets in this institution; and (iv) issuance of securities in the international capital markets.

Eletrobras frequently considers new potential investment opportunities and may fund these investments with cash from its operations, loans, through international capital markets, capital raises or other funding sources that may be available at the proper time. As of December 31, 2011, Eletrobras was capable to fund up to R$5 billion of its capital expenditures with its own resources with no need to access the capital markets. Such resources represent part of the revenues of Eletrobras earned from the sale of electricity and interest earned as a consequence of its lending activities.

Resources and financings granted to Eletrobras have been generally used to finance its electric power generation, transmission and distribution businesses.

e) sources of funds for working capital and investments in current assets that the Company intends to use to meet liquidity deficits

The Board of Executive Officers believes the Company’s operational cash flow is sufficient to satisfy its working capital obligations listed under its current liabilities. If the Executive Officers believe the Company needs to enter into financings to fund its working capital obligations and its current liabilities, they believe Eletrobras is currently capable of obtaining such financing.

If the Company needs funding for investments in fixed assets, Eletrobras may obtain financing from BNDES, multilateral agencies such as, for example, the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), the Corporación Andina de Fomento (CAF) and the Japan Bank for International Cooperation (JBIC), in addition to transactions with other financial institutions, particularly “A/B Loans” (consisting of a loan on which part of the resources is granted by one institution and the remainder by a syndicate), and to securities issuances in the international capital markets.

The timeframes of the financings, loans and securities issued shall be coherent to the timelines for the construction of the generation, and transmission projects of Eletrobras, and the cost shall equally be compatible to the project’s cash flow, considering the competitive aspects of the bidding procedures for electric power generation and transmission concessions.

f) indebtedness level and debt characteristics, describing: (i) material loan and financing agreements, (ii) other long-term relationships with financial institutions, (iii) degree of subordination among the debts, and (iv) restrictions imposed to Eletrobras, particularly in relation to debt limits and to contracting new debt, distribution of dividends, sale of assets, issuance of new securities and sale of corporate control.

The Board of Executive Officers believes the current capital structure, measured mainly by the sum of current and non-current liabilities, divided by the shareholders’ equity, represent a conservative leverage level. As of December 31, 2011, the ratio between total indebtedness and shareholders’ equity for the Company was of 1.11.

Loans and Financings

In the year ended December 31, 2011, loans and financing agreements amounted R$42.4 billion, out of which R$3.7 billion corresponding to current liabilities and R$38.4 billion to non-current liabilities. In the year ended December 31, 2010, the loans and financing agreements totaled R$33.1 billion, R$1.7 billion related to current liabilities and R$31.2 billion to non current liabilities. In the year ended December 31, 2009, loans and financing agreements amounted R$29.3 billion, R$0.9 billion corresponding to current liabilities and R$28.3 billion to non-current liabilities.

The table below evidences the development of the consolidated indebtedness of Eletrobras for the corresponding periods:

(R$ thousand)	Interest Rate (average)	Year ended December 31,
FOREIGN CURRENCY		2011	2010	2009
Financial Institutions
Inter-American Development Bank - IBD	4.40%	229,258	234,712	279,033
BNP Paribas	1.82%	676,940	659,101	752,739
Corporación Andina de Fomento – CAF	2.40%	2,190,577	1,970,875	1,227,486
Kreditanstalt fur Wiederaufbau – KfW	3.87%	55,786	64,784	76,199
Dresdner Bank	6.25%	23,427	42,899	73,043
EximBank	2.15%	348,484	339,080	352,593
Other		30,699	24,982	28,241
		3,555,171	3,336,433	2,789,334
Bonds
Bonds – Dresdner Bank	7.75%	567,032	503,672	526,344
Bonds – Santander	5.75%	3,319,495	-	-
Bonds – Credit Suisse	6.87%	1,938,850	1,720,362	1,800,621
		5,825,377	2,224,034	2,326,965
Other
National Treasury – ITAIPU	-	8,981,904	8,330,796	9,049,044
CAJUBI - Fundação Prev. ITAIPU PY	-	27,815	-	-
		9,009,719	8,330,796	9,049,044
		18,390,267	13,891,263	14,165,343
LOCAL CURRENCY
Reserva Global de Reversão (RGR)	-	8,946,901	8,159,038	7,672,055
Other	-	15,076,510	11,088,135	7,670,419
		24,023,411	19,247,173	15,342,474
TOTAL		42,413,678	33,138,436	29,507,817

The table below sets forth the payment schedule for Eletrobras’ total indebtedness as of December 31, 2011, amounting to R$42,414 million:

Loans and Financings	Maturity (as of December 31, 2011)
	(R$ million)	AV%
Short Term
2012	4,005	9.44%
Long Term
2013	1,083	2.55%
2014	1,207	2.85%
2015	1,997	4.71%
2016	1,098	2.59%
After 2016	33,023	77.86%
Total	42,413	100.00%

Loans and financings obtained abroad by Eletrobras are, in most cases, guaranteed by the Federal Government. Eletrobras does not provide loan guarantees for third parties, except to its subsidiaries under limited circumstances.

The Executive Officers believe the operational cash flow, which totaled R$3.8 billion for the year ended December 31, 2011, and resources available to the Company as of such date, are sufficient to satisfy its liquidity needs for the following 12 months.

(i) Material loan and financing agreements.

The liabilities of Eletrobras include the loans and financing obtained from financial institutions, mainly abroad, and from Regulatory Funds, particularly the RGR Fund (Reserva Global de Reversão – RGR). The market value of loans and financings corresponds to their book value.

Funds borrowed by the Company:

Funds borrowed by Eletrobras correspond mainly to financing contracted from international multilateral agencies, such as IDB, IBRD, CAF and JBIC. Loans are made pursuant to international rates and, accordingly, their book value is similar to present value. Such agreements follow standard clauses generally applicable to multilateral agencies, agreed upon negotiation between the parties, and typically are guaranteed by the Federal Government. There are no outstanding contracts in the Company’s liabilities requiring compliance with minimum or maximum financial covenants.

As of December 31, 2011, Eletrobras was a party to passive contracts (borrowed funds), among loans, financing and bonds, which totaled R$42.4 billion (R$33.1 billion as of December 31, 2010 and R$29.5 billion as of December 31, 2009), as set out below:

	Year ended December 31, (thousands, except percentages)
Currency/Index	US$ (equivalents)%		R$
US Dollar	9,575,952	42.35	17,962,570
Real	12,807,023	56.64	24,023,413
EURO	42,229	0.19	79,213
Yen	185,779	0.82	348,484
Total	22,610,983	100.00	42,413,680

On December 31, 2011, the following material financing agreements were outstanding:

(a)   IDB: Loan obtained from IDB in April, 1998, in the total amount of R$307.0 million, guaranteed by the Federal Government, with a 20-year term. The interest rate is variable, based on the current and historical cost of capital of IDB, and the average rate for the year 2011 was of 4.4%. Interest and principal payments are semi-annual, every April and October. The outstanding balance of this financing as of December 31, 2011 was of R$120.9 million.

(b)   CAF: Syndicated “A/B” loan obtained from CAF in August, 2008. The loan, totaling US$ 600.0 million, was structured as follows: (i) Part A, in the amount of US$150.0 million, directly from CAF, with a 12-year term; and (ii) Part B, totaling US$450.0 million, from a syndicate of 11 banks, leaded by Citibank, BNP Paribas and Société Générale, with a 7-year term. The average interest rate is six-months LIBOR plus 1.64%, which corresponds to its actual cost. There are no guarantees. Interest payments are semi-annual, in February and August. Principal payment will start in August, 2012. The outstanding balance of this financing as of December 31, 2011 was of US$600.0 million.

(c)   JBIC: loan obtained from Eximbank (former legal name of JBIC), guaranteed by the Federal Government, totaling ¥ 4.5 billion, corresponding to US$300.0 million as of the date the agreement was entered into. The maturity of the loan is of 20 years and interest rate is variable, corresponding to the JLT Prima rate plus a spread of 0.2%. Interest payments are semi-annual, in April and October. The outstanding balance of this financing as of December 31, 2011 was of ¥14.3 billion.

(d)   KfW: loan obtained from Kreditanstalt für Wiederaufbau – KfW, guaranteed by the Federal Government, totaling €13.3 million. The financing derives from negotiations for renewable energy projects financing, held between 2000 and 2001, which resulted in the Financial Cooperation Agreement between the governments of Germany and Brazil dated November 27, 2003. The agreement regarding the first tranche was executed on December 12, 2008. The maturity of the loan is of 30 years and the interest rate is of 2%. Interest payment is made semi-annually, in June and December. Principal payment will commence in December, 2018. The outstanding balance of this financing as of December 31, 2011 was of €13.3 million. During 2011, further negotiations on a second tranche were held, totaling €24 million, guaranteed by the Federal Government, with resources deriving from the 2003 and 2005 Protocols, both governments exchanging documents on the loan in July, 2008. The financing is still pending on authorization by the Senate.

(e)   KfW: Loan obtained from KfW for equipment acquisition for the Angra II plant, totaling DM 225.0 million (historical value), guaranteed by the Federal Government. The agreement, entered into in December, 1998, matures in 14 years, in December, 2012. The interest rate corresponds to KfW’s cost of capital plus a spread of 0.6%. Another loan was concurrently executed, with the same terms and conditions, with Dresdner Bank (described below). Interest payments are made semi-annually, in June and December. The outstanding balance of this financing as of December 31, 2011 was of €9.6 million.

(f)    Dresdner Bank: loan agreement executed in 1998 for equipment acquisition for the Angra II plant, with the same terms and conditions of the agreement entered into with KfW (described above). Interest payments are made semi-annually, in June and December. The outstanding balance of this financing as of December 31, 2011 was of €9.6 million.

(g)   China Development Bank / BNP Paribas: loan obtained from China Development Bank and BNP Paribas on April, 2007, amounting to US$430.0 million. The proceeds were used to finance the Candiota II thermal plant, owned by the subsidiary CGTEE. An onlending agreement was entered into by and between CGTEE and Eletrobras. The proceeds were fully withdrawn by May, 2010. There are no guarantees for this loan. Interest payments are made semi-annually, in June and December. The outstanding balance of this financing as of December 31, 2011 was of US$ 360.7 million.

(h)   CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation e Bank of Tokyo-Mitsubishi: Eletrobras executed, in November, 2010, a syndicated “A/B” loan totaling US$500.0 million from CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured as follows: Part A, totaling US$125.0 million, was provided directly by CAF, and Part B, amounting US$375 million, was provided by the syndicate. The loan matures in 10 years (part A) and 7 years (part B). The proceeds will be used in the Controlled Entities Financing Fund (Fundo de Financiamento às Controladas – FFC), created in 2007 to provide Eletrobras Group with the resources needed to fund its investment plans. There are no guarantees in connection with the loan. Interest payments are made semi-annually, in May and November. Principal payment will be due starting in November, 2014. The outstanding balance of this financing as of December 31, 2011 was of US$500.0 million.

(i)    World Bank: loan obtained from the World Bank, totaling US$495.0 million, guaranteed by the Federal Government. The agreement was executed on February 24, 2011. The proceeds will be used on Project “Energy +”, aiming to improve the quality of the services and to achieve and maintain economic and financial balance of the distribution companies owned by Eletrobras. The loan is guaranteed by the National Treasury. Interest payments are made semi-annually, in March and September. As of December 31, 2011, no amounts were withdrawn by Eletrobras.

Other Developing Financing

Eletrobras started the measures to obtain the necessary governmental authorizations to enter into external financing for the acquisition of imported equipment to the Angra 3 plant, currently under construction. The external financing will be made through Eletrobras, and guarantees by the Federal Government are being negotiated.

Securities Issued Abroad:

Bonds (Notes 2015)

Eletrobras issued bonds in the international market in July, 2005, totaling US$300.0 million. The transaction was structured by Dresdner Kleinwort Wasserstein. The notes mature in 10 years and bear interest of 7.75% per year, paid semi-annually. For further information about the bonds issued by Eletrobras abroad, see item 18.5 of this Reference Form.

Bonds (Notes 2019)

Eletrobras closed, on July 30, 2009, a bonds issuance in the international market, totaling US$1.0 billion. The transaction was structured by Credit Suisse. The notes mature in 10 years (on July 30, 2019) and bear interest of 6.875% per year, paid semi-annually. For further information about the bonds issued by Eletrobras abroad, see item 18.5 of this Reference Form.

Bonds (Notes 2021)

Eletrobras closed, on October 20, 2011, a bonds issuance in the international market, totaling US$1.75 billion. The transaction was structured by Credit Suisse and Santander. The notes mature in 10 years (on October 27, 2021) and bear interest of 5.75% per year, paid semi-annually. For further information about the bonds issued by Eletrobras abroad, see item 18.5 of this Reference Form.

Guarantees related to bidding procedures conducted by ANEEL

The companies of the Eletrobras Group were successful in several bidding procedures conducted by ANEEL and, accordingly, are responsible for the construction and operation of generation and transmission projects, individually or through partnerships in special purpose entities (SPEs).

As a result, in order to secure the financing structure for the aforementioned projects, certain financing transactions were negotiated with the National Bank for the Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), on which Eletrobras posted guarantees (limited to the shareholding interest of its subsidiaries in the projects).

The table below sets forth the guarantees posted by Eletrobras to the subsidiaries and SPEs until December 31, 2011:

Project	Lending Bank	Subsidiary Interest	Financing Amount (Subsidiary’s Quota)	Outstanding Balance on 12/31/2011	Maturity Schedule for the Outstanding Balance (end of fiscal year) (in R$)
					2012	2013	2014	After 2014
UHE Jirau	BNDES 09.2.0097.1 e Banco do Brasil/Caixa Econômica Federal/Bradesco/ Itaú BBA and Banco do Nordeste 21.00398-X	20.0%	1,444,000,000.00	1,329,848,238.50	1,664,994,957.87	1,606,544,797.02	1,524,167,922.38	-
Implementation of Transmission Line and Converter Stations referring to Lots “D and F” of ANEEL auction nº 007/2008	BNDES	24.5%	98,335,650.00	108,203,438.35	-	-	-	-
Lot C – Auction 004/2008 – LT Oriximiná – Silves – Eng. Lechuga and SEs Itacoatiara and Silves (former Itacoatiara and Cariri)	BASA (FNO)	19.5%	48,750,000.00	49,230,181.90	54,224,932.96	59,726,436.97	65,786,107.58	-
Lot C - Auction 004/2008 – LT Oriximiná – Silves – Eng. Lechuga and SEs Itacoatiara and Silves (former Itacoatiara and Cariri)	BNDES	19.5%	74,100,000.00	74,930,367.56	81,846,807.09	89,401,667.81	97,653,879.15	-
UHE Jirau	BNDES 09.2.0097.1 e BNDES/BB/CEF/ Bradesco/Itaú BBA and Banco do Nordeste 21.00398-X	20.00%	1,444,000,000.00	1,329,848,238.50	1,664,994,957.87	1,606,544,797.02	1,524,167,922.38	-
Usina Eólica Cerro Chato I	Banco do Brasil 40/00508-9	90.00%	67,025,610.00	57,428,496.00	63,643,545.00	55,257,741.00	46,869,894.00	-
Usina Eólica Cerro Chato II	Banco do Brasil 40/00509-7	90.00%	67,025,610.00	57,473,865.00	63,643,545.00	55,257,741.00	46,869,894.00	-
Usina Eólica Cerro Chato III	Banco do Brasil 40/00510-0	90.00%	67,025,610.00	67,025,610.00	63,643,545.00	55,257,741.00	46,869,894.00	-
LT in 525 kV, with extension of 260 km, between SE of Campos Novos and SE Nova Santa Rita	BNDES 07.2.0663.1	100.00%	126,220,600.00	112,422,481.00	100,337,419.00	88,407,545.00	76,536,249.00	-
LT Collector Porto Velho – Araraquara 2, nº 2, in CC, +/- 600 kV	BNDES 10.2.0453.1	24.50%	295,000,000.00	75,208,385.00	-	-	-	-
SE Collector Porto Velho in 500/230	BNDES 10.2.2072.1	100.00%	283,410,897.00	274,982,250.17	273,058,356.00	255,614,322.00	238,177,248.00	-
UHE Mauá – Direct	BNDES 08.2.0988.1	49.00%	182,416,910.00	89,732,017.85	84,552,435.73	78,963,201.05	73,371,703.16	-
UHE Mauá - Indirect	BNDES/Banco do Brasil 21/00406-4	49.00%	182,416,910.00	89,763,893.07	84,580,521.57	78,990,121.82	73,397,290.21	-
UHE Passo São João	BNDES 07.2.1061.1	100.00%	183,329,950.00	186,856,230.78	177,912,531.11	164,849,513.60	151,780,958.95	-
LT, second circuit, between SE’s of Campos Novos and Blumenau, extension 359 km, 525 kV	BNDES/Banco do Brasil 20/00039-1	100.00%	50,000,000.00	31,547,434.55	27,048,211.84	22,860,220.58	18,665,663.93	-
LT, second circuit, between SE’s of Campos Novos and Blumenau, extension 359 km, 525 kV	BNDES/BRDE 20/00039-1	100.00%	50,000,000.00	31,497,257.31	27,006,882.82	22,804,153.16	18,599,142.77	-
LT 525 kV, extension 359 km, Campos Novos - Blumenau	BNDES 06.2.0057.1	100.00%	103,179,750.69	63,866,811.14	54,798,341.82	46,270,209.72	37,737,695.13	-
Reinforcement (expansion) of LT Campos Novos – Blumenau (Circuit 2), through construction of SE Biguaçu of 525 kV	BNDES 08.2.1026.1	100.00%	67,017,177.00	52,571,945.80	46,868,166.22	41,196,086.75	35,521,584.66	-
UHE São Domingos	BNDES 10.2.1860.1	100.00%	207,000,000.00	102,002,917.11	206,536.28	193,251.24	179,960.88	-
Santo Antônio Energia S.A	BNDES	39.0%	2,392,717,236.00	2,746,722,606.32	3,006,831,749.63	3,268,607,997.76	3,297,984,595.46	8,220,935.60
Santo Antônio Energia S.A	Banco da Amazônia S.A. - FNO	39.0%	196,333,985.39	213,746,160.50	223,278,565.99	234,198,695.64	244,057,489.55	-
Foz do Chapecó Energia S.A.	BNDES	40.0%	662,335,200.00	819,068,400.00	737,853,514.15	686,967,064.90	636,080,615.65	-
Cia. De Transmissão Centroeste de Minas	BNDES	49.0%	13,826,743.56	13,346,648.42	11,855,897.22	10,538,575.31	9,221,253.40	-
Serra do Facão Energia S.A.	BNDES	49.5%	257,356,745.29	293,998,445.79	268,949,733.60	250,294,260.75	231,638,787.90	-
Interligação do Madeira S.A.	BNDES	24.5%	98,335,650.00	108,203,438.35	-	-	-	-
Interligação do Madeira S.A.	BNDES	24.5%	68,600,000.00	34,535,223.68	-	-	-	-
Interligação do Madeira S.A.	DEBENTURES - ITAÚ	24.5%	102,900,000.00	106,458,652.29	-	-	-	-
Goiás Transmissão S.A.	BANCO DO BRASIL - CP	49.0%	25,480,000.00	15,680,000.00	-	-	-	-
Goiás Transmissão S.A.	BANCO DO BRASIL - FCO	49.0%	49,000,000.00	9,800,000.00	-	-	-	-
MGE Transmissão S.A.	BANCO DO BRASIL - CP	49.0%	13,720,000.00	10,800,580.00	-	-	-	-
Transenergia São Paulo S.A.	BNDES	49.0%	18,963,000.00	12,389,576.08	19,420,265.02	17,999,270.02	16,578,275.02	-
Transenergia Renovável S.A.	BES	49.0%	60,270,000.00	60,611,881.53	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Banco Votorantim	24.5%	12,936,000.00	12,936,000.00	-	-	-	-
Brasventos Miassaba Geradora de Energia S.A.	Banco Votorantim	24.5%	13,712,650.00	13,712,650.00	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Banco Votorantim	24.5%	5,691,350.00	5,691,350.00	-	-	-	-
Angra 3	BNDES	-	6,146,256,000.00	552,439,685.40	3,561,738,291.01	5,516,694,882.94	6,728,886,517.74	344,766,000.00
UHE Tucuruí	BNDES	100%	931,000,000.00	485,281,191.55	383,542,065.26	281,802,938.97	180,063,812.68	-
SE Miranda II	BNDES	100%	47,531,000.00	38,772,844.93	34,993,972.93	31,215,100.93	27,436,228.93	-
LT and SE São Luis II/São Luis III	BNDES	100%	13,652,720.00	12,644,284.73	11,740,723.17	10,837,161.61	9,933,600.05	-
LT Ribeiro Gonçalves/Balsas	BNB (FNE)	100%	70,000,000.00	69,533,950.77	69,533,950.77	67,610,174.15	67,875,888.61	-
LT Lechuga/Jorge Teixeira	BASA(FNO)	100%	25,719,814.00	-	25,719,814.40	24,246,283.37	22,638,794.97	-
Norte Brasil Transm. Energ. S.A.	BNDES	24.50%	72,275,000.00	295,000,000.00	-	-	-	-
Estação Transm Energia S A	BNDES	100%	505,477,000.00	365,000,000.00	505,477,000.00	-	-	-
Estação Transm Energia S A	BASA (FNO)	100%	221,789,000.00	145,405,415.00	221,789,000.00	-	-	-
Estação Transm Energia S A	BASA (FDA)	100%	221,789,000.00	-	221,789,000.00	-	-	-
Brasventos Eolo - Eólica	Votorantin	24.5%	12,936,000.00	52,800,000.00	52,800,000.00	-	-	-
Rei dos Ventos 3- Eólica	Votorantin	24.5%	5,691,350.00	23,230,000.00	23,230,000.00	-	-	-
Brasventos Miassaba 3 - Eólica	Votorantin	24.5%	13,712,650.00	55,970,000.00	55,970,000.00	-	-	-
UHE Belo Monte	BNDES	19.98%	225,322,880.80	1,127,742,146.15	-	-	-	-
UHE Belo Monte	Commercial Paper	19.98%	150,251,589.01	752,009,955.00	-	-	-	-
Manaus Transm. Energia S A	BASA (FNO)	30%	250,000,000.00	252,462,471.30	278,076,579.28	306,289,420.35	337,364,654.23	320,591,000.00
Manaus Transm. Energia S A	BNDES	30%	400,000,000.00	384,258,295.20	439,062,044.74	407,700,470.12	376,338,895.49	344,977,000.00
Integração Transmissão Energ. S.A.	BNDES	37%	100,374,710.00	271,283,000.00	240,688,000.00	210,093,000.00	179,498,000.00	148,903,000.00
Integração Transmissão Energ. S.A.	ITAÚ	37%	9,328,440.00	25,212,000.00	10,000,000.00	-	-	-
Rio Branco Transmissora Energ. S.A.	BASA	100%	100,000,000.00	-	-	-	-	-
Rio Branco Transmissora Energ. S.A.	BNDES	100%	138,000,000.00	-	138,000,000.00	-	-	-
Linha Verde Transmissora S.A.	BTG Pactual	49%	147,000,000.00	300,000,000.00	-	-	-	-
Transmissora Matogrossense Energ. S.A.	Banco do Brasil	49%	17,150,000.00	35,000,000.00	35,000,000.00	35,000,000.00	-	-
Transmissora Matogrossense Energ. S.A.	BASA (FCO)	49%	39,200,000.00	80,000,000.00	80,000,000.00	-	-	-
Mangue Seco 2	BNB	49%	40,950,521.70	-	40,950,521.70	-	-	-
Belo Monte Fiel Cumprimento	ANEEL	15%	156,915,000.00	156,915,000.00	109,840,500.00	109,840,500.00	109,840,500.00	109,840,500.00
Norte Brasil Transm. Energ. S.A.	BNDES	15%	169,161,321.92	1,127,742,146.15	-	-	-	-
Norte Brasil Transm. Energ. S.A.	Commercial Paper	15%	112,801,493.25	752,009,955.00	-	-	-	-
Total			18,269,237,000.00	16,022,854,013.74	15,300,583,000.00	15,839,025,865.27	16,551,791,000.00	1,277,298,435.60

Compulsory Loan:

The Compulsory Loan relating to consumption of electric power was enacted by Law n. 4,156/1962 with the objective of funding the expansion of the Brazilian electric power industry, and was subsequently superseded by Law n. 7,181 of December 20, 1983, which provided December 31, 1993 as the deadline for collection.

During the first phase of the Compulsory Loan, which ended with the enactment of Decree-Law n. 1,512/1976, the tax collection included a number of categories of electricity consumers and the contributors’ funds were represented by bearer bonds issued by Eletrobras.

During the second phase, which started in accordance with the provisions set forth by Decree-Law n. 1,512/1976, the Compulsory Loan was imposed only on industries with monthly electricity consumption exceeding 2,000 kWh, and contributors’ funds were no longer represented by bonds, but only recorded in book-entry form by Eletrobras.

In the year 2010, pursuant to its policy regarding persons who became shareholders as a result of the capitalization of Compulsory Loan credits, Eletrobras deposited, in Banco Bradesco S.A.’s book-entry system, 976,439 class “B” preferred shares which represented, as of December, 2010, a market value of R$26,129,507.64. Subsequently, the Company deposited, to the electricity distribution concessionaires, for transfer to the industrial consumers, the amount of R$4,454,640.58, corresponding to interest and restatement over the Compulsory Loan credits.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits, are recorded under current and non-current liabilities, maturing as of 2008, and accruing annual interest of 6%, including monetary restatement based on the IPCA-E variation and corresponding, as of December 31, 2011 to R$227.2 million (R$157.6 million and R$140.3 million as of December 31, 2010 and 2009, respectively), of which R$211.6 million is non-current (R$141.4 million and R$127.4 million, respectively, as of December 31, 2010 and 2009).

Accordingly, liabilities related to the Compulsory Loan refer to residual credits, recorded from 1988 and 1994, for industrial consumers with electricity consumption over 2,000 kW/h, resulting from the second phase of the Compulsory Loan, and to unclaimed interest in connection with these credits, as evidenced below:

(R$ thousands)	HOLDING LEVEL
	12/31/2011	12/31/2010	12/31/2009
CURRENT
Payable interest	15,620	16,191	12,941
NON-CURRENT
Credits	211,554	141,425	127,358
	227,174	157,616	140,299

Bearer bonds issued by Eletrobras:

The bearer bonds issued by Eletrobras as a consequence of the Compulsory Loan are not securities, are not marketable or subject to trading on stock exchanges, are not quoted and are unenforceable.

The issuance of the bearer bonds resulted from a legal obligation, not from a business decision of Eletrobras. Accordingly, the bearers of the bonds were also obliged to receive the bonds, as required by Law n. 4,156/1962. Consequently, the provisions of Law n. 6,404/1976 and of Law n. 6,385/1976 are not applicable to the bonds.

The Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), in a decision issued under administrative proceeding n. CVM RJ 2005/7230, commenced by bondholders, stated that “the bonds issued by Eletrobras as a result of Law n. 4,156/1962 may not be deemed as securities.”

The CVM also stated there was no irregularity in the procedures adopted by Eletrobras concerning its financial statements referring to these bonds nor in the reporting of any related lawsuits.

The unenforceability of these bearer bonds was further declared by decisions of the Superior Court of Justice (Superior Tribunal de Justiça), which reiterated the understanding that the bearer bonds are time-barred and cannot be used as guarantee for tax foreclosures.

RGR Fund

The RGR Fund, or RGR, is a fund created by the Federal Government to fund compensation for assets used in connection with a concession if the concession is eventually revoked or is not renewed. The outstanding balance of the RGR Fund is used to provide financings aiming to expand the Brazilian electric power industry, improvement of service and execution of programs sponsored by the Federal Government.

The financial contributions required to fund the RGR are paid by electric power concessionaires, which are required to contribute a quota, the Reversion and Appropriation of Electricity Services quota, of up to 2.5% of the concessionaires’ and licensees’ investments, which is limited to 3% of annual revenues. The quota value is calculated as a service cost of the concessionaries.

Concessionaires pay their RGR annual quotas to the fund monthly, by means of a restricted bank account managed by Eletrobras as set out in Law n. 5,655/1971, as amended. The funds in the restricted bank account are not reflected in the Company’s financial statements because RGR is an independent entity from Eletrobras.

However, Eletrobras borrows funds from RGR to invest in specific projects, mainly:

(i)    Expansion of electricity distribution services;

(ii)   Incentives to alternative sources of energy;

(iii)  Availability and feasibility studies of locations with hydraulic potential;

(iv)  Construction of generating units with power up to 5,000  kW, to serve communities in the isolated systems;

(v)   Efficient public lighting;

(vi)  Energy conservation by improving the quality of products and services;

(vii) Universal access to electricity.

Eletrobras pays interest on the amounts withdrawn from the RGR at an annual rate of 5%. As of December 31, 2011, the outstanding balance of funds withdrawn and used on several investments were of R$8.9 billion (R$8.2 billion as of December 31, 2010 and R$7.7 billion as of December 31, 2009).

(ii) Other long-term relationships with financial institutions

During 2011, Eletrobras developed certain relationships in connection with loans and financings, particularly in the international market. The year was characterized by high levels of debt in several European countries and uncertainties related to the euro, as a result of the international economic conditions.

Eletrobras closed, on February 24, a loan agreement with the World Bank (IRDB), totaling up to US$ 495 million, guaranteed by the Federal Government. The proceeds will be used in “Project Energy + Eletrobras’ Distribution Companies Investment Program”, aiming to improve efficiency and reduce losses in electricity distribution.

On October 27, 2011, Eletrobras closed a bond issuance in the international market, totaling US$1.75 billion, structured by Credit Suisse and Santander. The bonds mature in 10 years (on October 27, 2021), upon payment of principal, and are entitled to semi-annual interest payments at a rate of 5.75% per year. There was no discount to the issuing price, allowing a yield of 5.75% per year. The proceeds will be used in the Controlled Entities Financing Fund (Fundo de Financiamento às Controladas – FFC), created in 2007 to provide Eletrobras Group with the resources needed to fund its investment plans.

The Company’s subsidiaries participate in generation and transmission bidding procedures in partnership with private parties, through Special Purpose Entities – SPEs, responsible for the execution of the projects. For further information about the bond issuance, see item 18.5 of this Reference Form.

In 2011, Eletrobras continued its efforts to obtain the required governmental authorizations to enter into financings for foreign equipment acquisition for the Angra 3 plant, under construction.

(iii) Debt subordination levels

Eletrobras and its subsidiaries’ debts are guaranteed by the Federal Government or by Eletrobras (in exceptional cases, exclusively for its subsidiaries), or are unsecured. There is no subordination among the outstanding debt, which has one single priority level.

            (iv) Contractual restrictions

Loan and financing agreements entered into by Eletrobras were prepared in accordance with practices adopted in the international market for similar transactions. Covenants reflect those contained in agreements with similar credit risk (investment grade rating).

A/B Loans, syndicated by commercial banks and CAF, Eletrobras is subject to typical market contractual provisions, among which: corporate guarantees, requirements for change of control, compliance with licenses and necessary permits and limits to the sale of material assets.

There are no agreements requiring compliance with minimum or maximum financial ratios.

g) limits on use of funds already contracted

Financings entered into by Eletrobras aim to fund its investments in electricity generation, transmission and distribution. The Company has no pre-determined indebtedness margin. The proceeds from the loan obtained from the World Bank (IRDB), totaling up to US$495 million, guaranteed by the Federal Government, were not withdrawn for use in Project Energy+ until the end of 2011.

h) significant changes for each financial statement line item

Financial Statements

The Company’s financial statements are prepared and presented in accordance with the generally accepted accounting principles in Brazil, in accordance with the Brazilian Law, complying with the Brazilian Corporate Law – Law n. 6,404/1976, as amended, and in pursuant to the pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – CPC), the resolutions of the Federal Accounting Council (Conselho Federal de Contabilidade – CFC), the regulation issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and the Brazilian Electric Power Agency (Agência Nacional de Energia Elétrica – ANEEL).

The Company’s consolidated financial statements are presented in thousands of reais, unless otherwise stated, and are prepared in accordance with International Financial Reporting Standards (“IFRS(s)”).

The financial statements of Eletrobras include:

  The consolidated financial statements, prepared in accordance with IFRSs issued by the International Accounting Standards Board – IASB and the generally accepted accounting principles in Brazil, identified as IFRS Consolidated - BR GAAP; and

  The holding level financial statements, prepared in accordance with generally accepted accounting principles in Brazil, identified as Holding Level – BR GAAP.

Accounting practices in Brazil include those set forth in Brazilian law and in Pronouncements, Guidelines and Interpretations issued by CPC and approved by CVM and CFC.

Other effects of the adoption of IFRSs and new pronouncements issued by CPC are available in item 10.4 of this Reference Form.

Beginning in 2011, Eletrobras adopted certain changes to the presentation of its financial statements in an effort to make the presentation of the financial statements of each company within the group more consistent. Accordingly, Eletrobras added and deleted a limited number of line items in its balance sheet, income of statement and cash flow statement as of and for the years ended December 31, 2011 and 2010. As a result of this change in presentation, for the year ended December 31, 2010, R$236 million of current assets were improperly classified as non-current assets. With respect to the income statement, for the year ended December 31, 2010, the subsidy of fuel consumption account (CCC) was presented as other operating expense, but it is now presented as other operating revenue, which resulted in a R$82 million decrease in operating expenses and a corresponding R$82 million increase in operating revenues. In the Company’s cash flow statement for the year ended December 31, 2010 and 2009, dividends received were originally classified as investing activities, and, due to the fact that Eletrobras is a holding company, it now presents them as operating activities. This resulted in a R$601 million decrease in investing activities in 2010 and a corresponding R$731 million increase in operating activities in 2009 as permitted by paragraph 14 of IAS 7. No conforming changes to the Company’s balance sheet or income statement as of and for the year ended December 31, 2009 were necessary with respect to this change in presentation.

Income Statement

Year ended December 31, 2010 compared to the year ended December 31, 2011

Centrais Elétricas Brasileiras SA – Eletrobras Income Statement - IFRS and BR GAAP
(Reais thousands)	Year ended December 31
	2011	% of net operating revenue	2010	% of net operating revenue	2011 x 2010

OPERATING REVENUES
A) GENERATION
Trading	2,449,928	8.3%	752,037	2.8%	225.8%
Energy Supply	15,976,884	54.1%	17,358,002	64.7%	-8.0%
Itaipu Resale	836,488	2.8%	215,989	0.8%	287.3%
B) TRANSMISSION
Construction revenue	3,603,492	12.2%	2,322,937	8.7%	55.1%
Operation and maintenance revenue	1,978,618	6.7%	1,466,929	5.5%	34.9%
Rates of return adjustment - Transmission	2,774,166	9.4%	2,525,754	9.4%	9.8%
C) DISTRIBUTION
Supply	4,147,768	14.0%	3,929,481	14.6%	5.6%
Construction revenue	729,064	2.5%	810,475	3.0%	-10.0%
Operation and maintenance revenue	564,948	1.9%	433,048	1.6%	30.5%
TOTAL:	34,248,491	116.0%	31,114,469	116.0%	10.1%

DEDUCTIONS TO OPERATING REVENUES
– Regulatory Fees	1,712,669	5.8%	1,514,504	5.6%	13.1%
ICMS	1,086,209	3.7%	1,040,163	3.9%	4.4%
PASEP and COFINS	1,901,838	6.4%	1,711,238	6.4%	11.1%
Other Deductions	15,031	0.1%	16,479	0.1%	-8.8%
	4,715,747	16.0%	4,282,384	16.0%	10.1%

NET OPERATING REVENUE	29,532,744	100.0%	26,832,085	100.0%	10.1%

OPERATING EXPENSES
Personnel, supplies and services	7,670,716	26.0%	7,370,713	27.5%	4.1%
Profit sharing for employees and management	317,035	1.1%	296,270	1.1%	7.0%
Electricity purchased for reselling	3,386,289	11.5%	4,315,084	16.1%	-21.5%
Fuel for electricity production	162,673	0.6%	252,502	0.9%	-35.6%
Use of the grid	1,420,934	4.8%	1,353,839	5.0%	5.0%
Remuneration and reimbursement	1,328,994	4.5%	1,087,341	4.1%	22.2%
Depreciation and amortization	1,723,885	5.8%	1,592,476	5.9%	8.3%
Construction	4,279,608	14.5%	2,953,484	11.0%	44.9%
Operating provisions	2,848,749	9.6%	2,497,262	9.3%	14.1%
Itaipu’s income to offset	655,290	2.2%	441,057	1.6%	48.6%
Donations and contributions	289,964	1.0%	261,006	1.0%	11.1%
Other	1,305,765	4.4%	669,434	2.5%	95.1%
	25,389,902	86.0%	23,090,468	86.1%	10.0%

Operating result before financial result	4,142,842	14.0%	3,741,617	13.9%	10.7%

FINANCIAL RESULT
Financial Revenue
Revenue from interest, commissions and fees	757,450	2.6%	781,872	2.9%	-3.1%
Revenue from financial investments	1,664,517	5.6%	1,537,435	5.7%	8.3%
Arrears surcharge on electricity	359,208	1.2%	393,987	1.5%	-8.8%
Monetary restatement	652,949	2.2%	616,141	2.3%	6.0%
Exchange rate variation gain	669,731	2.3%	-	-	n/a
Other financial revenues	158,471	0.5%	394,890	1.5%	-59.9%

Financial expenses
Debt charges	(1,708,670)	-5.8%	(1,675,821)	-6.2%	2.0%
Leasing charges	(350,861)	-1.2%	(332,449)	-1.2%	5.5%
Charges on shareholders’ resources	(1,178,989)	-4.0%	(1,298,647)	-4.8%	-9.2%
Exchange rate variation loss	-	-	(431,497)	-1.6%	n/a
Other financial expenses	(789,353)	-2.7%	(350,033)	-1.3%	125.5%
	234,453	0.8%	(364,122)	-1.4%	-164.4%

Income before income tax and social contribution	4,860,080	16.5%	4,047,250	15.1%	20.1%

Income tax	(796,252)	-2.7%	(1,074,606)	-4.0%	-25.9%
Social contribution on net income	(301,809)	-1.0%	(419,659)	-1.6%	-28.1%

Net income for the year	3,762,019	12.7%	2,552,985	9.5%	47.4%

Attributable to controlling shareholders	3,732,565	12.6%	2,247,913	8.4%	66.0%
Attributable to non-controlling shareholders	29,454	0.1%	305,072	1.1%	-90.3%

Net earning per share	R$2.78		R$2.25

Comparison of the results for the years ended December 31, 2011 and 2010:

The table below sets forth the operating revenues and expenses of Eletrobras (as a percentage of the net operating revenues):

	Year ended December 31,
	2011	2010
Revenues
Electricity sales:
Distribution	18.4%	13.9%
Generation	65.2%	74.0%
Transmission	28.3%	23.5%
Other operating revenues	4.1%	4.5%
Taxes on revenues	(10.2)%	(10.3)%
Regulatory charges on revenues	(5.8)%	(5.7)%
Net operating revenue	100.0%	100.0%
Expenses
Operating expenses	(86.0)%	(86.0)%
Financial result	0.8%	(1.4)%
Result of participation in associates and other investments	1.6%	2.5%
Income before income tax and social contribution	16.5%	15.1%
Income tax	(3.7)%	(5.6)%
Non-controlling interests	(0.1)%	(1.1)%
Net income	12.6%	8.4%

Consolidated Income Statements

This section presents an overview of the consolidated results of Eletrobras, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2011 increased R$2,701 million, or 10.1%, to R$29,533 million from R$26,832 million in 2010. This increase was due to:

  An increase of R$1,199 million, or 38.3%, from R$3,133 million in 2010 to R$4,332 million in 2011 in construction revenues, due to an increase in investments in concession assets, which include investments in distribution and transmission infrastructure. The construction revenues were partially offset by the corresponding construction costs;

  An increase of R$760 million, or 19.0%, from R$3,993 million in 2010 to R$4,753 million in 2011 in our transmission operating revenues, due to an increase in the transmission capacity in the national system and an increase in the financial revenue from financial transmission assets;

  An increase of R$937 million, or 5.1%, in generation operating revenues, due to: (i) an increase in the tariff for the electricity from Paraguay’s share of Itaipu that Eletrobras sold, (ii) an increase in volume of energy sales and (iii) an increase in the prices under power purchase agreements; and

  An increase of R$351 million, or 8.0%, from R$18,326 million in 2010 to R$19,263 million in 2011 in distribution operating revenues, due to a 6.3% increase in sales recorded by distribution companies owned by Eletrobras in 2011 as compared to 2010. Additionally, Eletrobras had an increase in the average tariff for final customers. Consumption in the industrial, residential and commercial segments increased by approximately 6.7%, principally as a result of increased consumer demand in northern Brazil.

These increases were partially offset by an increase of R$573 million, or 13.8%, from R$4,362 million in 2010 to R$4,713 million in 2011 in deductions from operating revenues, due to an increase in the regulatory charges related to the extension of the RGR and the increase in the costs of reimbursements for CCC.

Operating Expenses

Operating expenses for 2011 increased by R$2,299 million, or 10.0%, to R$25,390 million in 2011 from R$23,090 million in 2010. As a percentage of net operating revenues, operating costs and expenses increased to 86.1% in 2011, from 86.0% in 2010. The primary drivers of the increase in operating costs and expenses were:

  a R$1,326 million, or 44.9%, increase in construction expenses to R$4,280 million in 2011 from R$2,953 million in 2010, mainly due to an increase in capital expenditures relating to transmission infrastructure projects, including the Rio Madeira and Tucuruí – Manaus transmission lines;

  a R$637 million, or 95.1%, increase in other operating costs and expenses to R$1,306 million in 2011 from R$669 million in 2010, mainly due to the lease of equipment for our distribution facilities as a result of the expansion of the distribution network;

  a R$352 million, or 14.1%, increase in operating provisions to R$2,849 million in 2011 from R$2,497 million in 2010, mainly due to (i) operating provisions made by Furnas and Eletronorte in 2011, in the amount of R$498 million, for payments to certain employees as an inducement for early retirement, (ii) further provisions for contingencies, more specifically a legal provision for the Balbina hydro plant of R$131 million – for further information refer to item 4.6 of this Reference Form;

  a R$242 million, or 22.3%, increase in remuneration and reimbursements to R$1,329 million in 2011 from R$1,087 million in 2010, as a result of increased royalty charges due to the higher volumes of energy produced in 2011;

  a R$214 million, or 32.7%, increase in the results to offset from Itaipu to R$655 million in 2011 from R$441 million in 2010, as a result of the increase in net revenues of Itaipu;

  a R$132 million, or 8.3%, increase in depreciation and amortization to R$1,724 million in 2011 from R$1,592 million in 2010, mainly due to the fact that new generation plants, such as Candiota III, Dardanelos, Cerro Chato and Mangue Seco, began operations in 2011;

  a R$67 million, or 5.0%, increase in grid utilization expenses to R$1,421 million in 2011 from R$1,354 million in 2010, mainly due to the fact that Eletrobras used more third party transmission lines;

  a R$21 million, or 6.6%, increase in the participation of employees and executive officers in the Company’s results to R$317 million in 2011 from R$296 million in 2010, mainly due to an increase in salaries, which increased in line with inflation; and

  a R$0.3 million, or 4.1%, increase in personnel, supplies and services costs to R$7,671 million in 2011 from R$7,371 million in 2010, mainly due to an increase in average salaries in line with inflation.

Increases in these costs and expenses were partially offset by:

  a R$929 million, or 21.5%, decrease in electricity purchased for resale to R$3,386 million in 2011 from R$4,315 million in 2010, principally due to (i) the fact that Eletrobras Amazonas Energia changed the way it records costs for electricity purchased for resale as it had previously aggregated fuel costs, which no longer apply as it now mainly uses natural gas, the cost of which is invoiced to it directly; and (ii) the delay of commencement of operations of the Candiota III generation plant from early 2010 to January 2011, which led to the purchase of energy by CGTEE during 2010 to fulfill the sales contracts entered into by Candiota III; and

  a R$90 million, or 35.7%, decrease in fuel for the production of energy to R$163 million in 2011 from R$253 million in 2010, principally due to the fact that since 2011 Eletrobras largely uses natural gas for the production of energy as opposed to fuel.

Financial Result

Financial results was an income of R$234 million in 2011 compared to an expense of R$364 million in 2010. This increase was mainly due to the appreciation of the real  against the U.S. dollar. On December 31, 2011, the exchange rate between the real  and the U.S. dollar was R$1.8758, which is a 12.6% increase as compared to 2010.

Equity Investments

Equity investments decreased R$187.0 million, or 27.9%, from R$670 million in 2010 to R$483 million in 2011 reflecting adjustments made by Eletrobras to the results of certain affiliated companies.

Income Taxes and Social Contribution

Income taxes and social contribution decreased by R$396 million, or 26.5%, to an expense of R$1,098 million in 2011 from an expense of R$1,494 million in 2010. The decrease was primarily due to the fact that Eletrobras used certain tax credits in 2011, which the Company was able to claim as a result of payments of interest made on capital as shareholders’ compensation.

Minority Interest

Minority interest decreased R$275.5 million, or 84.65%, to an expense of R$29.5 million in 2011 from an expense of R$305.1 million in 2010, due to the fact that Eletrobras Eletrosul increased its equity participations in certain special purpose companies, which decreased the minority interest expense.

Net Income

As a result of the factors discussed above, Eletrobras’ net income for 2011 increased R$1,209 million or 47.4% to a profit of R$3,762 million from a profit of R$2,553 million in 2010.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased R$437 million, or 5.1%, to R$19,093 million in 2011 from R$18,398 million in 2010 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$310 million in 2011, or 1.7%, to R$18,413 million in 2011 from R$18,103 million in 2010, primarily due to an increase of 5% in the volume of electricity sold in the generation segment as a result of an increase in tariffs and the fact that new generation plants commenced operations during 2011.

Other Operating Revenues

Other operating revenues for the generation segment decreased R$74 million, or 11%, to R$672 million in 2011 from R$746 million in 2010 principally due to fewer generation equipment rentals to third parties during the year compared with the prior years.

Taxes on Revenues

Taxes on revenues increased R$193.9 million, or 10.7%, to R$2,012.7 million in 2011 from R$1,818.8 million in 2010 primarily as a result of increased revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$111.0 million, or 11.0%, to R$1,118.8 million in 2011 from R$1,007.8 million in 2010 primarily as a result of increased revenues.

Operating Expenses

Operating expenses for the generation segment increased R$421 million, or 3.2% to R$13,691 million in 2011 from R$13,270 million in 2010. The primary components of this increase were:

  a R$545 million, or 144.4%, increase in other operating expenses to R$768 million in 2011 from R$223 million in 2010. This increase was due to an increase in the average price of power generation equipment from third parties in the Isolated System and a decrease in the amount recovered from CCC reimbursement from excess operating costs;

  a R$242 million, or 22.3%, increase in remuneration and reimbursements to R$1,329 million in 2011 from R$1,087 million in 2010. This increase was due to an increase in the volume of power generated and an increase in the amount paid to the states and municipalities where the plant’s reservoir is located;

  a R$214 million, or 48.5%, increase in the results to offset from Itaipu to R$655 million in 2011 from R$441 million in 2010. This increase was due to an increase in the volume of power generated in Itaipu and the respective operating costs and expenses;

  a R$211 million, or 15.1%, increase in depreciation and amortization to R$1,598 million in 2011 from R$1,387 million in 2010. This increase was mainly due to the commencement of new generation plant operations in 2011;

  a R$154 million, or 11.8%, increase in operating provisions to R$1,460 million in 2011 from R$1,306 million in 2010. This increase was due to a R$132 million legal provision for the Balbina plant. For further information see item 4.6 of this Reference Form; and

  a R$76 million, or 6.0%, increase in grid utilization expenses to R$1,346 million in 2011 from R$1,270 million in 2010. This increase was due to increased use of the third party electricity grid as the result of the increase in the volume of power generated.

These increases were partially offset by:

  a R$914 million, or 24.2%, decrease in electricity purchased for resale to R$2,867 million in 2011 from R$1,953 million in 2010. This decrease was due to the increase in the volume of energy purchased in 2010 as compared to 2011 as a result of the delay in the commencement of the Candiota III and Dardanelos power plant operations; and

  a R$80 million, 32.9%, decrease in fuel for power generation to R$163 million in 2011 from R$243 million in 2010. This decrease was mainly due to the conversion from fuel to natural gas in the Amazonas Energia thermal plants.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$1,884.1 million, or 32.0%, to R$7,778.7 million in 2011 from R$5,894.6 million in 2010 due to the factors set forth below.

Transmission of Electricity

Transmission of Electricity increased R$773.6 million in 2011, or 19.5%, to R$4,742.9 million in 2011 from R$3,969.3 million in 2010 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2011.

Other Operating Revenues

Other operating revenues for the transmission segment decreased R$55.0 million, or 38.0%, to R$156 million in 2011 from R$251 million in 2010 principally as a result of a decrease in leases of fixed assets, including poles used to transmit broadband.

Taxes on Revenues

Taxes on revenues increased R$43.7 million, or 17.9%, to R$288.3 million in 2011 from R$244.6 million in 2010 primarily as a result of increased revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$31.3 million, or 7.7%, to R$435.5 million in 2011 from R$404.2 million in 2010 primarily as a result of increased revenues.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$1,513.3 million, or 27.2%, to R$7,071.4 million in 2011 from R$5,558.1 million in 2010. The primary components of this increase were:

  a R$1,424.9 million, or 66.5%, increase in construction expenses to R$3,567.9 million in 2011 from R$2,143.0 million in 2010. This increase was due to the start of construction on a number of new transmission lines and the ongoing construction on the Rio Madeira and the Tucuruí – Manaus transmission lines;

  a R$212.4 million, or 66.8%, increase in operating provisions to R$530.5 million in 2011 from R$318.2 million in 2010. This increase was due to operating provisions made by Furnas and Eletronorte in 2011, for payments to certain employees as an inducement for early retirement;

  a R$154.6 million, or 5.9%, increase in personnel, supplies and services expenses to R$2,766.2 million in 2011 from R$2,611.5 million in 2010. This increase was mainly due to an increase in average salaries in line with inflation; and

  a R$10.7 million, or 6.6%, increase in the participation of employees and executive officers in the Company’s results to R$173.5 million in 2011 from R$162.8 million in 2010 as the participation of employees and executive officers in the Company’s results is determined by reference to salaries, which increased in line with inflation.

These increases were partially offset by a R$168.6 million, or 74.6%, decrease in other operating expenses to R$57.3 million in 2011 from R$225.9 million in 2010. This decrease was due to decreases in corporate costs and the payment of rent and equipment.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$54.8 million, or 2.3%, to R$2,468 million in 2011 from R$2,413 million in 2010 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$219 million, or 5.6%, to R$4,148 million in 2011 from R$3,929.7 million in 2010. This increase was due to an increase of 6.3% in the volume of electricity sold as well as an increase in the average tariff for final customers.

Other Operating Revenues

Other operating revenues increased R$9.1 million, or 5.8%, to R$166.5 million in 2011 from R$157.4 million in 2010 principally due to the fact that our distribution companies received a slight increase in rental payments from renting out its telecommunications lines to third parties.

Taxes on Revenues

Taxes on revenues decreased R$2.0 million, or 0.3%, to R$702.0 million in 2011 from R$704.0 million in 2010 primarily due to the fact that Eletrobras was able to use ICMS tax credits.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$55.9 million, or 54.5%, to R$158.5 million in 2011 from R$102.6 million in 2010 primarily as a result of increased gross revenues.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased R$229 million, or 8.3%, to R$2,533 million in 2011 from R$2,762 million in 2010. The primary components of this decrease were:

  a R$175 million, or 40.2%, decrease in operating provisions to R$260 million in 2011 from R$435 million in 2010. This decrease was mainly due to a reduction in operating provisions for the distribution segment as the Company renegotiated a large number of contracts with defaulting customers;

  a R$81 million, or 10.0%, decrease in construction expenses to R$729 million in 2011 from R$810 million in 2010, as a result of investments in the distribution infrastructure. The construction expenses were partially offset by the corresponding construction revenues; and

  a R$10 million, or 11.9%, decrease in grid utilization expenses to R$74 million in 2011 from R$84 million in 2010, due to a decrease in the use of third party electricity grids.

These decreases were partially offset by:

  a R$50 million, or 6.1%, increase in personnel, supplies and services expenses to R$924 million in 2011 from R$874 million in 2010. This increase was mainly due to an increase in average salaries in line with inflation; and

  a R$43 million, or 122.8%, increase in other operating expenses to R$78 million in 2011 from R$35 million in 2010. This increase was mainly due to an increase in rental expenses for equipment used for power generation in the Isolated System.

Year ended December 31, 2009 compared to the year ended December 31, 2010

Centrais Elétricas Brasileiras SA – Eletrobras Income Statement - IFRS e BR GAAP
(Reais thousands)	Year ended December 31,
	2010	% of net operating revenue	2009	% of net operating revenue	2010 x 2009

OPERATING REVENUES
A) GENERATION
Trading	752,037	2.8%	1,946,152	7.88%	-61.36%
Energy Supply	17,358,002	64.7%	14,511,724	58.72%	19.61%
Itaipu Resale	215,989	0.8%	(548,554)	-2.22%	-139.37%
Others	-	-	2,974	0.01%	n/d
B) TRANSMISSION
Construction revenue	2,322,937	8.7%	1,389,752	5.62%	67.15%
Operation and maintenance revenue	1,466,929	5.5%	1,981,838	8.02%	-25.98%
Rates of return adjustment - Transmission	2,525,754	9.4%	1,704,929	6.90%	48.14%
C) DISTRIBUTION
Supply	3,929,481	14.6%	4,450,542	18.01%	-11.71%
Construction revenue	810,475	3.0%	361,709	1.46%	124.07%
Operation and maintenance revenue	433,048	1.6%	30,118	0.12%	1337.84%
Other revenue	-	-	1,206,391	4.88%	n/a
TOTAL:	31,114,469	116.0%	27,037,575	109.41%	15.08%

DEDUCTIONS TO OPERATING REVENUES
– Regulatory Fees	(1,514,504)	5.6%	(1,010,192)	4.1%	49.9%
PASEP and COFINS	(1,711,238)	6.4%	(1,531,542)	6.20%	11.73%
Other Deductions	(16,479)	0.1%	(307,271)	1.24%	-94.64%
	(4,282,384)	16.0%	(3,896,668)	15.77%	9.90%

NET OPERATING REVENUE	26,832,085	100.0%	24,711,937	100.00%	8.58%

OPERATING EXPENSES
Personnel, supplies and services	7,370,713	27.5%	6,486,218	26.25%	13.64%
Profit sharing for employees and management	296,270	1.1%	284,534	1.15%	4.12%
Electricity purchased for reselling	4,315,084	16.1%	3,581,396	14.49%	20.49%
Fuel for electricity production	252,502	0.9%	756,285	3.06%	-66.61%
Use of the grid	1,353,839	5.0%	1,263,408	5.11%	7.16%
Remuneration and reimbursement	1,087,341	4.1%	1,188,032	4.81%	-8.48%
Depreciation and amortization	1,592,476	5.9%	1,624,246	6.57%	-1.96%
Construction	2,953,484	11.0%	1,723,960	6.98%	71.32%
Operating provisions	2,497,262	9.3%	2,140,406	8.66%	16.67%
Itaipu’s income to offset	441,057	1.6%	669,675	2.71%	-34.14%
Donations and contributions	261,006	1.0%	237,978	0.96%	9.68%
Other	669,434	2.5%	704,449	2.85%	-4.97%
	23,090,468	86.1%	20,660,585	83.61%	11.76%

Operating result before financial result	3,741,617	13.9%	4,051,351	16.39%	-7.65%

FINANCIAL RESULT
Financial Revenue
Revenue from interest, commissions and fees	781,872	2.9%	1,035,487	4.19%	-24.49%
Revenue from financial investments	1,537,435	5.7%	1,464,782	5.93%	4.96%
Arrears surcharge on electricity	393,987	1.5%	228,145	0.92%	72.69%
Monetary restatement	616,141	2.3%	356,023	1.44%	73.06%
Other financial revenues	394,890	1.5%	736,766	2.98%	-46.40%

Financial expenses
Debt charges	(1,675,821)	-6.2%	(1,758,473)	-7.12%	-4.70%
Leasing charges	(332,449)	-1.2%	(213,470)	-0.86%	55.74%
Charges on shareholders’ resources	(1,298,647)	-4.8%	(1,468,713)	-5.94%	-11.58%
Exchange rate variation loss	(431,497)	-1.6%	(4,018,643)	-16.26%	-89.26%
Other financial expenses	(350,033)	-1.3%	-	-	n/a
	(364,122)	-1.4%	(3,638,097)	-14.72%	-89.99%

Income before income tax and social contribution	4,047,250	15.1%	413,255	1.67%	879.36%

Income tax	(1,074,606)	-4.0%	635,875	2.57%	-269.00%
Social contribution on net income	(419,659)	-1.6%	201,010	0.81%	-308.78%

Net income for the year	2,552,985	9.5%	1,250,140	5.06%	104.22%

Attributable to controlling shareholders	2,247,913	8.4%	911,467	3.69%	146.63%
Attributable to non-controlling shareholders	305,072	1.1%	338,673	1.37%	-9.92%

Net earning per share	R$2.25		R$1.10

Comparison of the results for the years ended December 31, 2010 and 2009:

The table below sets forth the operating revenues and expenses of Eletrobras (as a percentage of the net operating revenues):

	Year ended December 31,
	2010	2009
Revenues
Electricity sales:
Distribution	13.9%	14.3%
Generation	74.0%	75.5%
Transmission	23.5%	21.9%
Other operating revenues	4.5%	5.2%
Taxes on revenues	(10.3)%	(11.1)%
Regulatory charges on revenues	(5.7)%	(5.7)%
Net operating revenue	100.0%	100.0%
Expenses
Operating expenses	(86.0)%	(89.3)%
Financial result	(1.4)%	(15.7)%
Result of participation in associates and other investments	2.5%	6.8%
Income before income tax and social contribution	15.1%	1.8%
Income tax	(5.6)%	3.6%
Non-controlling interests	(1.1)%	(1.5)%
Net income	8.4%	3.9%

Consolidated Income Statement

Net Operating Revenues

Net operating revenues for 2010 increased R$3,608 million, or 15.6%, to R$26,832 million from R$23,140 million in 2009. This increase was due to:

  an increase of R$1,908 million, or 11.9%, in revenues from our generation segment resulting from an increase in tariffs and the fact that new generation plants, including Serra do Facão, Retiro Baixo and Foz do Chapecó, began operations in 2010;

  an increase of R$1,272 million, or 27.6%, in revenues from our transmission segment, primarily due to an increase in revenues from our SPE subsidiaries as a result of the construction of new transmission lines by our SPEs; and

  an increase of R$415 million, or 16.6%, in revenues from our distribution segment, as a result of an increase in construction revenues as a result of new assets, principally transmission lines and substations, commencing operation in the transmission and distribution segment.

Operating Costs and Expenses

Operating costs and expenses for 2010 increased by R$2,347 million, or 11.4%, to R$23,090 million in 2010 from R$20,661 million in 2009. As a percentage of net operating revenues, operating costs and expenses decreased to 86.0% in 2010, from 89.3% in 2009. The primary drivers of the increase in operating costs and expenses were:

  a R$1,230 million, or 71.3%, increase in construction expenses to R$2,953 million in 2010 from R$1,724 million in 2009, mainly due to an increase in capital expenditures relating to transmission infrastructure projects, including the Rio Madeira and the Tucuri – Manaus transmission lines;

  a R$884 million, or 13.6%, increase in personnel, supplies and services costs to R$7,371 million in 2010 from R$6,486 million in 2009, mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries, due to a new collective bargaining agreement; and

  a R$734 million, or 20.5%, increase in electricity purchased for resale to R$4,315 million in 2010 from R$3,581 million in 2009, principally due to the fact that the operations of a number of our new generation plants, which were scheduled to begin in 2010, were delayed to 2011, resulting in the need to purchase electricity on the spot market.

Increases in these costs and expenses were partially offset by a R$611 million, or 28.5%, decrease in operating provisions to R$1,529 million in 2010 from R$2,140 million in 2009, mainly due to the reversal of a provision of R$576 million, which we made at the holding company level in 2009, by Eletrobras Amazonas Energia following a favorable court ruling, which remains subject to appeal.

Financial Result

Financial result was an expense of R$364 million in 2010 compared to an expense of R$3,638 million in 2009. This decrease was mainly due to a R$3,274 million, or 90.0%, decrease in expenses as a result of the appreciation of the value of the real  against the U.S. dollar, which decreased Itaipu’s dollar-denominated financial expenses when measured in reais.

Equity Investments

Equity investments decreased R$34million, or 9.9%, from R$339 million in 2009 to R$305 million in 2010 reflecting a decrease in revenues of affiliated companies in 2010.

Income Taxes and Social Contribution

Income taxes and social contribution increased by R$2,331 million, or 278.6%, to an expense of R$1,494 million in 2010 from a credit of R$837 million in 2009. The increase was primarily a result of the appreciation of the value of the real  against the U.S. dollar which increased the interest payments received from Itaipu as loans made by Eletrobras to Itaipu are denominated in U.S. dollars. This increase in interest payments increased income, which in turn increased the amount of income tax and social contribution owed.

Minority Interest

Minority interest decreased R$34 million, or 9.9%, to an expense of R$305 million in 2010 from an expense of R$339 million in 2009, due to the fact that Eletrobras Eletrosul and Eletrobras Eletronorte increased their equity participations in certain special purpose companies, which decreased minority interest expense.

Net Income

As a result of the factors discussed above, the net income for 2010 increased R$1,303 million or 104.2 % to a profit of R$2,553 million from a loss of R$1,250 million in 2009.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased R$2,391 million, or 14.9%, to R$18,398 million in 2010 from R$16,007 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$1,643 million in 2010, or 10.0%, to R$18,103 million in 2010 from R$16,460 million in 2009, primarily due to an increase in tariffs and the fact that new generation plants commenced operations during 2010.

Other Operating Revenues

Other operating revenues for the generation segment decreased R$221 million, or 22.9%, to R$746 million in 2010 from R$967 million in 2009 principally due to fewer generation equipment rentals to third parties during the year compared with the prior years.

Taxes on Revenues

Taxes on revenues increased R$133 million, or 8.6%, to R$1,818.8 million in 2010 from R$1,545 million in 2009 primarily as a result of increased revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$124 million, or 14.0%, to R$1,008 million in 2010 from R$884 million in 2009 primarily as a result of increased revenues.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased R$1,653 million, or 15.3% to R$13,270.3 million in 2010 from R$10,827 million in 2009. The primary components of this increase were:

  a R$744 million, or 28.6%, increase in electricity purchased for sale to R$3,340 million in 2010 from R$2,597 million in 2009, mainly due to fact that operation of our Candiota III thermal plant was delayed resulting in the need to purchase electricity on the spot market;

  a R$321 million, or 35.2%, increase in grid utilization expenses to R$1,234 million in 2010 from R$913 million in 2009, due to an increased use of third party transmission lines and an increase in costs associated with this use; and

  a R$470 million, or 17.2%, increase in personnel, supplies and services expenses to R$3,202 million in 2010 from R$2,732 million in 2009. This increase was mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries, due to a new collective bargaining agreement.

Increases in these costs and expenses were partially offset by a R$101 million, or 8.5%, decrease in remuneration and reimbursements expenses from R$1.9 million in 2009 to R$1.1 million in 2010, due to a decrease in the total volume of energy generated to 229,944,139 MW in 2010 from 241,295,704 MW in 2009 and a decrease in royalty payments.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$1,272 million, or 27.6%, to R$5,894.6 million in 2010 from R$4,607 million in 2009 due to the factors set forth below.

Transmission of Electricity

Transmission of Electricity increased R$293.5 million in 2010, or 8.0%, to R$3,969.3 million in 2010 from R$3,675.8 million in 2009 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2010, including the Rio Madeira and Tucuruí – Manaus transmission lines.

Other Operating Revenues

Other operating revenues for the transmission segment increased R$121 million, or 117.5%, to R$251 million in 2010 from R$103 million in 2009 principally as a result of an increase in leases of fixed assets, including poles used to transmit broadband.

Taxes on Revenues

Taxes on revenues increased R$24.6 million, or 11.2%, to R$244.6 million in 2010 from R$220 million in 2009 primarily as a result of increased revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$63 million, or 18.4%, to R$404.2 million in 2010 from R$341 million in 2009 primarily as a result of increased revenues.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$1,109 million, or 24.6%, to R$5,558.1 million in 2010 from R$4,504 million in 2009. The primary components of this increase were:

  a R$781 million, or 57.3%, increase in construction expenses to R$2,143 million in 2010 from R$1,362 million in 2009, mainly due to an increase in costs relating to the construction of the Rio Madeira and the Tucuruí – Manaus transmission lines;

  a R$157 million, or 6.4%, increase in personnel, supplies and services costs to R$2,612 million in 2010 from R$2,455 million in 2009, mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries; and

  a R$90 million, or 85.1%, increase in profit sharing to R$196 million in 2010 from R$106 million in 2009 as the participation of employees and executive officers in our results is determined by reference to salaries, which increased during 2010.

Increases in these costs and expenses were partially offset by a R$233 million, or 50.8%, decrease in other operating costs to R$225.9 million in 2010 from R$459 million in 2009 related to decreases in corporate costs and the payment of rent and equipment.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$415 million, or 16.6%, to R$2,413 million in 2010 from R$2,498 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales decreased R$586.7 million, or 19.7%, to R$2,397.7 million in 2010 from R$2,984.4 million in 2009. The reduction was a result of changes in the prices for various classes of consumers.

Other Operating Revenues

Other operating revenues increased R$82 million, or 76.1%, to R$157.4 million in 2010 from R$108 million in 2009 principally due to the fact that our distribution companies received increased rental payments from renting out its telecommunications lines to third parties.

Taxes on Revenues

Taxes on revenues increased R$23 million, or 2.9%, to R$704.0 million in 2010 from R$815 million in 2009 primarily as a result of our increased gross revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$60 million, or 64.4%, to R$102.6 million in 2010 from R$92 million in 2009 primarily as a result of our increased gross revenues.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased R$547 million, or 19.7%, to R$2,762.1 million in 2010 from R$2,770 million in 2009. The primary components of this increase were:

  a R$352 million, or 112.3%, increase in construction expenses to R$665 million in 2010 from R$313 million in 2009. This increase was due to an increase in capital expenditures relating to the improvement of our distribution network;

  a R$171 million, or 22.8%, increase in personnel, supplies and services expenses to R$922 million in 2010 from R$751 million in 2009. This increase was mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries, due to a new collective bargaining agreement; and

  a R$49 million, or 68.2%, increase in grid utilization expenses to R$121 million in 2010 from R$72 million in 2009. This increase was due to an increased use of third party transmission lines and an increase in costs associated with this use.

These increases were partially offset by a R$31 million, or 9.9%, decrease in other operating expenses.

Consolidated balance sheets as of December 31, 2011 and 2010:

ASSETS

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP
(Reais thousands)	As of December 31,
ASSETS	2011	% of total assets	2010	% of total assets	2011 x 2010

CURRENT
Cash and cash equivalents	4,959,787	3.0%	9,220,169	6.3%	-46.2%
Restricted Cash	3,034,638	1.9%	2,058,218	1.4%	47.4%
Marketable securities	11,252,504	6.9%	6,774,073	4.6%	66.1%
Accounts receivable	4,352,024	2.7%	3,779,930	2.6%	15.1%
Financial Asset of Concession Agreements	2,017,949	1.2%	1,723,522	1.2%	17.1%
Financings and Loans	2,082,054	1.28%	1,359,269	0.93%	53.17%
Fuel Consumption Account (CCC)	1,184,936	0.73%	1,428,256	0.97%	-17.04%
Investments Remuneration	197,863	0.12%	178,604	0.12%	10.78%
Taxes and Social Contributions	1,947,344	1.19%	1,825,905	1.24%	6.65%
Reimbursement Rights	3,083,157	1.89%	1,704,239	1.16%	80.91%
Warehouse (Storeroom)	358,724	0.22%	378,637	0.26%	-5.26%
Stock of Nuclear Fuel	388,663	0.24%	297,972	0.20%	30.44%
Prepaid Expenses	46,322	0.03%	40,418	0.03%	14.61%
Derivative Financial Instruments	195,536	0.12%	283,220	0.19%	-30.96%
Others	1,561,171	1.0%	1,517,440	1.03%	2.88%
TOTAL CURRENT ASSETS	36,662,672	22.5%	32,569,872	22.2%	12.6%

NON-CURRENT
LONG-TERM ASSETS
Reimbursement Rights	500,333	0.3%	371,599	0.3%	34.6%
Financings and Loans	7,651,336	4.7%	8,300,171	5.7%	-7.8%
Accounts receivable	1,478,994	0.9%	1,706,292	1.2%	-13.3%
Marketable securities	398,358	0.2%	769,905	0.5%	-48.3%
Stock of Nuclear Fuel	435,633	0.3%	523,957	0.4%	-16.9%
Warehouse (Storeroom)	80,909	0.0%	275,599	0.2%	-70.6%
Taxes and Social Contributions	5,774,286	3.5%	4,338,682	3.0%	33.1%
Judicial Deposits	2,316,324	1.4%	1,750,678	1.2%	32.3%
Fuel Consumption Account (CCC)	727,136	0.4%	785,327	0.5%	-7.4%
Financial Asset of Concession Agreements	46,149,379	28.3%	40,643,712	27.7%	13.5%
Derivative Financial Instruments	185,031	0.1%	297,020	0.2%	-37.7%
Advances for Future Capital Increase	4,000	0.0%	7,141	0.0%	-44.0%
Others	620,854	0.4%	889,930	0.6%	-30.2%
Total Long-term Assets	66,322,573	40.7%	60,660,013	41.3%	9.3%

INVESTMENTS	4,570,959	2.8%	4,724,647	3.2%	-3.3%

FIXED ASSETS	53,214,861	32.6%	46,682,498	31.8%	14.0%

INTANGIBLE	2,371,367	1.5%	2,263,972	1.5%	4.7%

TOTAL NON-CURRENT ASSETS	126,479,760	77.5%	114,331,130	77.8%	10.6%
TOTAL ASSETS	163,142,432	100%	146,901,000	100%	11.1%

 LIABILITIES AND SHAREHOLDERS’ EQUITY

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP (Reais thousands)
	As of December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2011	% of total liabilities	2010	% of total liabilities	2011 x 2010

CURRENT
Borrowings	4,005,326	2.5%	1,868,465	1.3%	114.4%
Debentures	739,237	0.5%	-	0.0%	n/a
Compulsory Loan	16,331	0.0%	16,925	0.0%	-3.5%
Suppliers	6,338,102	3.9%	5,165,765	3.5%	22.7%
Advance from Clients	413,041	0.3%	341,462	0.2%	21.0%
Taxes and Social Contributions	1,032,521	0.6%	1,102,672	0.8%	-6.4%
Fuel Consumption Account (CCC)	3,079,796	1.9%	2,579,546	1.8%	19.4%
Shareholders’ Remuneration	4,373,773	2.7%	3,424,520	2.3%	27.7%
National Treasury Credits	109,050	0.1%	92,770	0.1%	17.5%
Estimated Liabilities	802,864	0.5%	772,071	0.5%	4.0%
Reimbursement Obligations	1,955,966	1.2%	759,214	0.5%	157.6%
Complementary Pension Plans	451,801	0.3%	330,828	0.2%	36.6%
Provision for Contingencies	240,190	0.1%	257,580	0.2%	-6.8%
Regulatory Fees	901,692	0.6%	584,240	0.4%	54.3%
Leasing	142,997	0.1%	120,485	0.1%	18.7%
Concessions Payable	35,233	0.0%	25,098	0.0%	40.4%
Derivative Financial Instruments	269,718	0.2%	237,209	0.2%	13.7%
Personnel voluntary dismissal	93,137	0.1%	-	0.0%	n/a
Research and development	274,722	0.2%	219,538	0.1%	25.1%
Profit Sharing	296,547	0.2%	227,563	0.2%	30.3%
Others	552,765	0.3%	243,560	0.2%	127.0%
Total CURRENT LIABILITIES	26,124,809	16.0%	18,369,511	12.5%	42.2%

NON-CURRENT
Borrowings	38,408,352	23.5%	31,269,971	21.3%	22.8%
National Treasury Credits	155,676	0.1%	250,485	0.2%	-37.9%
Debentures	279,410	0.2%	710,536	0.5%	-60.7%
Advance from Clients	879,452	0.5%	928,653	0.6%	-5.3%
Compulsory Loan	211,554	0.1%	141,425	0.1%	49.6%
Decommission Obligation	408,712	0.3%	375,968	0.3%	8.7%
Fuel Consumption Account (CCC)	954,013	0.6%	785,327	0.5%	21.5%
Provisions for Contingencies	4,652,176	2.9%	3,901,289	2.7%	19.2%
Complementary Pension Plans	2,256,132	1.4%	2,066,702	1.4%	9.2%
Reimbursement Obligations	1,475,262	0.9%	1,091,271	0.7%	35.2%
Leasing	1,775,544	1.1%	1,694,547	1.2%	4.8%
Shareholders’ Remuneration	3,143,222	1.9%	5,601,077	3.8%	-43.9%
Concessions Payable	1,234,426	0.8%	1,089,726	0.7%	13.3%
Advances for Future Capital Increase	148,695	0.1%	5,173,856	3.5%	-97.1%
Derivative Financial Instruments	197,965	0.1%	303,331	0.2%	-34.7%
Personnel voluntary dismissal	726,291	0.4%	273,671	0.2%	165.4%
Research and development	370,714	0.2%	284,820	0.2%	30.2%
Taxes and Social Contributions	1,902,522	1.2%	1,217,649	0.8%	56.2%
Others	635,184	0.4%	840,776	0.6%	-24.5%
Total NON-CURRENT LIABILITIES	59,815,302	36.7%	58,001,080	39.5%	3.1%

SHAREHOLDERS’ EQUITY
Capital Stock	31,305,331	19.2%	26.156.567	17.8%	19.7%
Capital Reserves	26,048,342	16.0%	26.048.342	17.7%	0.0%
Profit Reserves	18,571,011	11.4%	17.329.661	11.8%	7.2%
Asset Valuation Adjustments	220,915	0.1%	163.335	0.1%	35.3%
Additional Proposed Dividend	706,018	0.4%	753.201	0.5%	-6.3%
Other Comprehensive Income	-8,108	0.0%	-146.992	-0.1%	-94.5%
Non-controlling Shareholders Interest	358,812	0.2%	226.296	0.2%	58.6%
TOTAL SHAREHOLDERS’ EQUITY	77,202,321	47.3%	70.530.410	48.0%	9.5%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	163,142,432	100%	146.901.001	100%	11.1%

Comparison of balance sheet line items for the years ended December 31, 2011 and 2010:

ASSETS

CURRENT ASSETS

Current assets increased 12.6%, from R$32,569,872 thousand on December 31, 2010 to R$36,662,672 thousand on December 31, 2009, mainly due to the following factors:

Cash and Cash Equivalents

Decrease of 46.2% in cash and cash equivalents, from R$9,220,169 thousand on December 31, 2010 to R$4,959,787 thousand in December 31, 2011, mainly due to a decrease in financial investments made by Eletrobras.

Restricted Cash

Increase of 47.4% in restricted cash, from R$2,058,218 on December 31, 2010 to R$3,034,638 thousand on December 31, 2011, mainly due to an increase in available funds to the CCC.

Marketable Securities

Increase of 66.1% in marketable securities, from R$6,774,073 thousand on December 31, 2010 to R$11,252,504 thousand on December 31, 2011, particularly as a result of the calculation of the fair value of investments in accordance with applicable accounting practices.

Accounts Receivable

Increase of 15.1% in accounts receivable, from R$3,779,930 thousand on December 31, 2010 to R$4,352,024 thousand on December 31, 2011, mainly as a result of an increase in sales to CPFL, an increase in proceeds obtained within PROINFA and an increase in revenues for the use of the Company’s transmission network, partially offset by a reduced volume of electricity sales through CCEE and an increase in provisions for doubtful accounts.

Financings and Loans

Increase of 53.2% in financings and loans, from R$1,359,269 thousand on December 31, 2010 to R$2,082,054 thousand on December 31, 2011, principally due to the reallocation of financings and loans from non-current assets to current assets based on their maturity dates.

Reimbursement Rights

Increase of 80.9% in reimbursement rights, from R$1,704,239 thousand on December 31, 2010 to R$3,083,157 thousand on December 31, 2011, mainly due to an increase in electricity generation in the Isolated System, which originates reimbursement rights.

NON-CURRENT ASSETS

Non-current assets increased 9.3%, from R$60,660,013 thousand on December 31, 2010 to R$66,322,573 thousand on December 31, 2011, mainly due to the following factors:

Financings and Loans

Financings and loans decreased 7.8%, from R$8,300,171 thousand on December 31, 2010 to R$7,651,336 thousand on December 31, 2011, mainly due to the reallocation of financings and loans from non-current assets to current assets based on their maturity dates.

Financial Asset of Concession Agreements

Financial assets of concession agreements increased 13.5%, from R$40,643,712 thousand on December 31, 2010 to R$46,149,379 thousand on December 31, 2011, as a result of the adjustment to the Fixed Transmission Revenue Fees (Receita Anual Permitida – RAP), applicable to transmission services, and of the indemnifiable financial asset in connection with distribution and transmission concessions.

Taxes and Social Contributions

Taxes and social contributions increased 33.1%, from R$4,338,682 thousand on December 31, 2010 to R$5,774,286 thousand on December 31, 2011, principally due to an increase in refundable State VAT (ICMS) and PIS/COFINS and an increase in deferred tax assets, net.

Judicial Deposits

Judicial deposits increased 32.3%, from R$1,750,678 thousand on December 31, 2010 to R$2,316,324 thousand on December 31, 2011, mainly due to the increase in the number of lawsuits requiring such deposits.

LIABILITIES

CURRENT LIABILITIES

The outstanding balance of current liabilities increased 42.2%, from R$18,369,511 thousand on December 31, 2010 to R$26,124,809 thousand on December 31, 2011, mainly due to the following:

Borrowings

Borrowings increased 114.4%, from R$1,868,465 thousand on December 31, 2010 to R$4,005,326 thousand on December 31, 2011, mainly due to the reallocation, based on the maturity dates, of borrowings from BNDES and Corporación Andina de Fomento (CAF).

Suppliers

Increase of 22.7% in suppliers, from R$5,165,765 thousand on December 31, 2010 to R$6,338,102 thousand on December 31, 2011, principally as a result of the increase in the supply of materials and services and in energy purchased for resale.

Shareholders’ Remuneration

Shareholders’ remuneration increased 27.7% from R$3,424,520 thousand on December 31, 2010 to R$4,373,773 thousand on December 31, 2011, mainly due to the increase of distributions to shareholders through interest on shareholders’ equity.

Reimbursement Obligations

Increase of 157.6% in reimbursement obligations, from R$759,214 thousand on December 31, 2010 to R$1,955,966 thousand on December 31, 2011, mainly due to exchange rate and inflation variations in the period.

NON-CURRENT LIABILITIES

Non-current liabilities increased 3.1%, from R$58,001,080 thousand on December 31, 2010 to R$59,815,302 thousand to December 31, 2011, mainly due to the following:

Borrowings

Borrowings increased 22.8%, from R$31,269,971 thousand on December 31, 2010 to R$38,408,352 thousand on December 31, 2011, mainly as a result of the bond issuance on October, 2011, totaling US$1.75 billion.

Shareholders’ Remuneration

Shareholders’ remuneration decreased 43.9%, from R$5,601,077 thousand on December 31, 2010 to R$3,143,222 thousand on December 31, 2011, due to adjustments in retained dividends related to previous years.

Advances for future capital increase

Decrease of 97.1% in advances for future capital increase, from R$5,173,856 thousand on December 31, 2010 to R$148,695 thousand on December 31, 2011, mainly due to a capital increase in 2011 using the amounts recorded under this line item.

Provisions for Contingencies

Provisions for contingencies increased 19.2%, from R$3,901,289 thousand on December 31, 2010 to R$4,652,176 thousand on December 31, 2011, due to an increase in the number of legal proceedings and changes to the estimated chance of loss for the outstanding proceedings (remote, possible and probable), particularly civil lawsuits.

SHAREHOLDERS’ EQUITY

Shareholders’ equity increased 9.5%, from R$70,530,410 thousand on December 31, 2010 to R$77,202,321 thousand on December 31, 2011, mainly as a result of the capital increased subscribed through the capitalization of advances to future capital increase and due to the increase of profit reserves.

Consolidated balance sheets as of December 31, 2010 and 2009:

ASSETS

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP
(Reais thousands)	As of December 31,
ASSETS	2010	% of total assets	2009	% of total assets	2010 x 2009

CURRENT
Cash and cash equivalents	9,220,169	6.27%	8,617,294	6.26%	7.00%
Restricted Cash	2,058,218	1.40%	1,341,719	0.97%	53.40%
Marketable securities	6,774,073	4.61%	7,662,640	5.56%	-11.60%
Accounts receivable	3,779,930	2.57%	3,102,079	2.25%	21.85%
Financial Asset of Concession Agreements	1,723,522	1.17%	1,570,376	1.14%	9.75%
Financings and Loans	1,359,269	9.25%	1,926,193	1.39%	-29.43%
Fuel Consumption Account (CCC)	1,428,256	0.97%	877,833	0.63%	62.70%
Investments Remuneration	178,604	0.12%	78,726	0.05%	126.87%
Taxes and Social Contributions	1,825,905	1.24%	1,326,933	0.96%	37.60%
Reimbursement Rights	1,704,239	1.16%	221,519	0.16%	669.34%
Warehouse (Storeroom)	378,637	0.20%	350,470	0.25%	8.04%
Stock of Nuclear Fuel	297,792	1.16%	324,634	0.24%	-8.27%
Prepaid Expenses	40,418	0.02%	58,765	0.04%	-31.22%
Financial Instruments	283,220	0.19%	227,540	0.16%	24.47%
Others	1,517,440	1.03%	511,774	0.81%	36.15%
TOTAL CURRENT ASSETS	32,569,872	24.96%	28,801,226	20.91%	27.30%

NON-CURRENT
LONG-TERM ASSETS
Reimbursement Rights	371,599	0.25%	99,178	0.07%	274.68%
Financings and Loans	8,300,171	5.65%	9,839,828	7.14%	-15.65%
Accounts receivable	1,706,292	1.16%	1,431,080	1.03%	19.23%
Marketable securities	769,905	0.52%	687,188	0.49%	12.04%
Stock of Nuclear Fuel	523,957	0.36%	755,434	0.54%	-30.64%
Deferred tax assets	4,338,682	2.95%	4,493,223	3.26%	-3.44%
Judicial Deposits	1,750,678	1.19%	1,521,317	1.10%	15.08%
Fuel Consumption Account (CCC)	785,327	0.78%	1,173,580	0.85%	-33.08%
Financial Asset of Concession Agreements	40,643,712	27.67%	-	n/d	n/d
Financial Instruments	297,020	0.20%	228,020	0.16%	30.26%
Advances for Future Capital Increase	7,141	0.00%	-	n/d	n/d
Others	889,930	0.79%	666,967	0.48%	74.75%
Total Long-term Assets	60,660,013	41.29%	59,996,755	43.57%	1.11%

INVESTMENTS	4,724,647	3.21%	5,288,107	3.84%	-10.66%

FIXED ASSETS	46,682,498	31.77%	41,597,605	30.20%	12.22%

INTANGIBLE	2,263,972	1.54%	2,024,683	1.47%	11.82%
TOTAL NON-CURRENT ASSETS	114,331,130	77.83%	108,907,150	79.09%	4.98%
TOTAL ASSETS	146,901,001	100%	137,708,376	100%	6.68%

 LIABILITIES AND SHAREHOLDERS’ EQUITY

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP (Reais thousands)
	As of December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2010	% of total liabilities	2009	% of total liabilities	2010 x 2009

CURRENT
Borrowings	1,868,465	1.27%	1,115,275	0.81%	67.53%
Compulsory Loan	16,925	0.01%	13,675	0.01%	23.77%
Suppliers	5,165,765	3.52%	3,079,614	2.24%	67.74%
Advance from Clients	341,462	0.23%	63,400	0.05%	438.58%
Taxes and Social Contributions	1,102,672	0.75%	963,365	0.70%	14.46%
Fuel Consumption Account (CCC)	2,579,546	1.76%	923,535	0.67%	179.31%
Shareholders’ Remuneration	3,424,520	2.33%	3,214,450	2.33%	6.54%
National Treasury Credits	92,770	0.06%	76,036	0.06%	22.01%
Estimated Liabilities	772,071	0.53%	672,214	0.49%	14.85%
Reimbursement Obligations	759,214	0.52%	857,001	0.62%	-11.41%
Complementary Pension Plans	330,828	0.23%	351,149	0.25%	-5.79%
Provision for Contingencies	257,580	0.18%	252,708	0.18%	1.93%
Regulatory Fees	584,240	0.40%	589,433	0.43%	-0.88%
Leasing	120,485	0.08%	108,827	0.08%	10.71%
Concessions Payable	25,098	0.02%	-	n/d	n/d
Derivative Financial Instruments	237,209	0.16%	40,050	0.03%	492.28%
Research and development	219,538	0.15%	240,684	0.17%	-8.79%
Profit Sharing	227,563	0.15%	194,752	0.14%	16.85%
Others	243,560	0.17%	513,677	0.37%	-52.59%
	18,369,511	12.50%	13,269,844	9.64%	38.43%

NON-CURRENT
Borrowings	31,269,971	21.29%	28,392,542	20.62%	10.13%
National Treasury Credits	250,485	0.17%	311,306	0.23%	-19.54%
Debentures	710,536	0.48%	-	n/d	n/d
Advance from Clients	928,653	0.63%	978,980	0.71%	-5.14%
Compulsory Loan	141,425	0.10%	127,358	0.09%	11.05%
Decommission Obligation	375,968	0.26%	323,326	0.23%	16.28%
Fuel Consumption Account (CCC)	785,327	0.53%	1,344,380	0.98%	-41.58%
Provisions for Contingencies	3,901,289	2.66%	3,528,917	2.56%	10.55%
Complementary Pension Plans	2,066,702	1.41%	1,992,012	1.45%	3.75%
Reimbursement Obligations	1,091,271	0.74%	435,548	0.32%	150.55%
Leasing	1,694,547	1.15%	1,639,448	1.19%	3.36%
Shareholders’ Remuneration	5,601,077	3.81%	7,697,579	5.59%	-27.24%
Concessions Payable	1,089,726	0.74%	761,131	0.55%	43.17%
Advances for Future Capital Increase	5,173,856	3.52%	4,712,825	3.42%	9.78%
Derivative Financial Instruments	303,331	0.21%	228,020	0.17%	33.03%
Personnel voluntary dismissal	273,671	0.19%	259,220	0.19%	5.57%
Research and development	284,820	0.19%	261,909	0.19%	8.75%
Taxes and Social Contributions	1,217,649	0.83%	1,273,890	0.93%	-4.41%
Others	840,776	0.57%	791,091	0.57%	6.28%
	58,001,080	39.48%	55,059,482	39.98%	5.34%

SHAREHOLDERS’ EQUITY
Capital Stock	26,156,567	17.81%	26,156,567	18.99%	0.00%
Capital Reserves	26,048,342	17.73%	26,048,342	18.92%	0.00%
Profit Reserves	17,329,661	11.80%	15,663,924	11.37%	10.63%
Asset Valuation Adjustments	163,335	0.11%	179,427	0.13%	-8.97%
Additional Proposed Dividend	753,201	0.51%	370,755	0.27%	103.15%
Other Comprehensive Income	(146,992)	-0.10%	827,491	0.60%	-117.76
Non-controlling Shareholders Interest	226,296	0.15%	132,543	0.10%	70.73%
	70,530,410	48.01%	69,379,049	50.38%	1.66%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	146,901,001	100%	137,708,376	100%	6.68%

Comparison of balance sheet line items for the years ended December 31, 2010 and 2009:

ASSETS

CURRENT ASSETS

Current assets increased 27.30%, from R$28,801,226 thousand on December 31, 2009 to R$32,569,872 thousand on December 31, 2010, mainly as a result from:

Cash and Cash Equivalents

Increase of 7.00% in cash and cash equivalents, from R$8,617,294 thousand in 2009 to R$9,220,169 thousand in 2010, mainly due to increases in financial investments made by Eletrobras.

Restricted Cash

Increase of 53.40% in restricted cash from R$1,341,719 thousand on December 31, 2009 to R$2,058,218 thousand on December 31,2010, mainly due to the increased availability of resources for CCC.

Marketable Securities

Decrease of 11.60% in marketable securities, from R$7,662,640 thousand on December 31, 2009 to R$ 6,774,073 thousand on December 31, 2010, mainly due to the calculation of the fair value of investments in accordance with applicable accounting practices.

Accounts Receivable

Increase of 29.46% in accounting receivables from R$ 3,102,079 thousand on December 31, 2009 to R$ 3,779,930 thousand on December 31, 2010, mainly due to the funds raised under the PROINFA.

Financings and Loans

Decrease of 29.43% in financing and loans from R$ 1,926,193 thousand on December 31, 2009 to R$ 1,359,269 thousand on December 31, 2010, mainly due to the capitalization of loans in subsidiaries of Eletrobras.

Fuel Consumption Account (CCC)

Increase of 62.70% on the fuel consumption account from R$ 877,833 thousand on December 31, 2009 to R$ 1,428,256 thousand on December 31, 2010, mainly due to the surplus of the fund.

Taxes and Social Contributions

Increase of 37.60% in taxes and social contributions from R$ 1,326,933 thousand on December 31, 2009 to R$ 1,825,905 thousand on December 31, 2010, mainly due to increases in withholding taxes.

NON-CURRENT ASSETS

Non-current assets increased by 0.71%, from R$ 59,996,755 thousand on December 31, 2009 to R$ 60,660,013 thousand on December 31, 2010, mainly due to the following:

Financing and Loans

Financing and loans decreased by 15.65% from R$ 9,839,828 thousand on December 31, 2009 to R$ 8,300,171 on December 31, 2010, primarily due to variation in exchange rates.

Financial Asset of Concession

The financial assets of concessions, which presented no outstanding balance as of December 31, 2009, increased R$ 40,643,712 thousand on December 31, 2010 due to the adjustment of the Fixed Transmission Revenue Fees (Receita Anual Permitida – RAP), applicable to transmission services, and of the indemnifiable financial asset in connection with distribution and transmission concessions.

Fuel Consumption Account (CCC)

The outstanding balance of the fuel consumption account decreased 33.08%, from R$1,173,580 thousand on December 31, 2009 to R$785,327 thousand on December 31, 2010, a variation of R$388,253 thousand between the periods.

LIABILITIES

CURRENT LIABILITIES

Current liabilities increased 38.43%, from R$ 13,269,844 thousand on December 31, 2009 to R$ 18,369,510 thousand on December 31, 2010.

Borrowings

Borrowings increased 67.53% from R$ 1,115,275 thousand on December 31, 2009 to R$ 1,868,465 thousand on December 31, 2010 primarily due to loans obtained from the SPE's.

Suppliers

Increase of 67.74% in suppliers, from R$3,079,614 thousand on December 31, 2009 to R$5,165,765 thousand on December 31, 2010, mainly due to the increase in materials and services supply.

Taxes and Social Contributions

Taxes and Social Contributions increased 14.46% from R$ 963,365 thousand on December 31, 2009 to R$1,102,672 thousand on December 31, 2010 primarily due to increases in income tax and social contribution on net income.

Fuel Consumption Account (CCC)

Increase of 179.31% in fuel consumption account, from R$ 923,535 thousand on December 31, 2009 to R$ 2,579,546 thousand on December 31, 2010, mainly due to the fund surplus.

NON-CURRENT LIABILITIES

Non-current liabilities increased 5.34%, from R$ 55,059,482 thousand on December 31, 2009 to R$ 58,001,082 thousand on December 31, 2010, mainly as a result of the following:

Borrowings

Borrowings increased 10.13%, from R$ 28,392,542 thousand on December 31, 2009 to R$31,269,971 thousand on December 31, 2010 mainly as a result of loans entered into for subsequent onlending to SPE’s and due to withdrawals from the RGR Fund.

Shareholders’ Remuneration

Shareholders’ remuneration decreased 27.24% from R$7,697,579 thousand on December 31, 2009 to R$ 5,601,077 thousand on December 31, 2010, due to the distribution of part of the retained dividends.

Fuel Consumption Account – CCC

Decrease of 41.58% in fuel consumption account, from R$1,344,380 thousand on December 31, 2009 to R$785,327 thousand on December 31, 2010, corresponding to a decrease of R$559,053 thousand between the periods.

Provisions for Contingencies

Provisions for contingencies increased 0.55% from R$ 3,528,917 thousand on December 31, 2009 to R$ 3,901,289 thousand on December 31, 2010, due to an increase in the number of legal proceedings and changes to the estimated chance of loss for the outstanding proceedings (remote, possible and probable).

SHAREHOLDERS’ EQUITY

Shareholders' equity increased 1.66% from R$69,379,050 thousand on December 31, 2009 to R$ 70,530,410 thousand on December 31, 2010, mainly due to the approval of additional dividends.

Cash Flows

The following table summarizes the net cash flows of Eletrobras for the periods presented:

	Year ended December 31, (reais thousands)
Net Cash Flows	2011	2010	2009
Provided by operating activities	4,286,867	8,244,780	9,540,245
Provided by (used in) investing activities	(10,904,112)	(7,735,792)	(4,969,482)
Provided by (used in) financing activities	2,356,861	93,887	(1,480,937)
Total	(4,260,382)	602,875	3,089,826

Cash Flow from Operating Activities

The Company’s cash flows from operating activities primarily result from:

  the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

  restricted deposits for legal proceedings in cases where Eletrobras is a plaintiff in a proceeding and is ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2011, cash flows from operating activities decreased R$4.0 billion, from R$8.2 billion in 2010 to R$4.2 billion in 2011. This variation was due to property acquisitions for generation, transmission and distribution lines and an increase in capital in the SPEs.

In 2010, our cash flows from operating activities decreased R$1.3 billion, from R$9.5 billion in 2009 to R$8.2 billion in 2010. This variation was due to a decrease on the value of the reimbursement rights and to an increase in financial expenses.

Cash Flows from Investing Activities

Cash flows from investing activities for Eletrobras primarily reflect:

  restricted investments, being the surplus cash Eletrobras is required to either deposit with Banco do Brasil S.A. (or in certain other investments in Brazilian Government securities);

  investment acquisitions, being partnerships Eletrobras enters into with third parties in the private sector in relation to the operation of new plants;

  acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities;

  Income derived from the following:

    CFT-E1 bonds issued by the Brazilian Government: these bonds are indexed to the IGP-M, bear no interest and are due in August 2012;

    NTN-P bonds issued by the Brazilian Government: these bonds are indexed by the TR, a monthly reference index published by the Central Bank, bear annual interest of 6.0% and mature on varying dates beginning in February 2012; and

    Equity participation in the following companies: (i) Rede Lajeado Energia S.A., (ii) EDP Lajeado Energia S.A., (iii) CEB Lajeado S.A., and (iv) Paulista Lajeado Energia S.A. Eletrobras receives dividends from these equity interests based on the annual profits earned by each company.

In 2011, cash flows from investing activities decreased R$3.1 billion, or 41.0%, from an outflow of R$7.7 billion in 2010 to and outflow of R$10.9 billion in 2011. This variation was due to the acquisition of fixed and concession assets.

For the year ended December 31, 2010, cash flows from investing activities corresponded to an outflow of R$7.7 billion, a decrease of R$2.7 billion compared to an outflow of R$5.0 billion in the same period of 2009. This variation was due to the (i) lowering of the Advances for Future Capital Increases (“Adiantamentos para Futuros Aumentos de Capital”), which were capitalized, (ii) increase in expenses for the acquisition of fixed assets; and (iii) new loans and financings.

Cash Flows from Financing Activities

Cash flows used in financing activities by Eletrobras primarily reflect interest income the Company receives from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2011, cash flows from financing activities increased R$2.2 billion, from an inflow of R$93.9 million in 2010 to an inflow of R$2.3 billion in 2011. This variation was mainly due to an inflow of long-term loans.

In 2010, our cash flows from financing activities was an inflow of R$93.8 million, a variation of R$1.4 billion compared to the outflow of R$1.5 billion in 2009. This variation was mainly due to an increase in long-term borrowings through a bond issuance in the international market in 2009.

10.2 – Operational and Financial Results

a) Company’s results of operations

i. description of any material components of the revenue

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

Eletrobras derives its revenues from the generation, transmission and distribution of electricity, as set out below:

  Generation: revenues in the generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that Eletrobras has generated (including the electricity generated by our share of the Itaipu project) and the resale of electricity from Paraguay’s share of the Itaipu project not used in Paraguay. Revenues from our electricity generation segment are recorded based on the output delivered at rates specified under contract terms or prevailing regulatory rates;

  Transmission: revenues from the transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of our investments. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year and denominated Annual Permitted Revenues (Receita Anual Permitida), or RAP. Eletrobras, as provider of transmission services, is not entitled to negotiate prices with users. For some agreements, RAP is fixed and is monetarily reinstated pursuant to price indexes annually. For other agreements, RAP is monetarily reinstated pursuant to price indexes annually and is subject to review every five years. Typically, RAP is, for any electricity  transmission company, subject to annual review due to increases in assets and operational expenses resulting from modifications, reinforcements and expansion of the facilities; and

  Distribution: revenues in the distribution segment derive from the sale to end consumers of electricity that Eletrobras purchases from generation companies and also some electricity that the Company generates in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

A large proportion of the Company’s revenues, in any given year, derives from the sale or resale of electricity from Itaipu. However, the Brazil and Paraguay treaty pursuant to which Itaipu operates, provides that these activities must have no effect on the net income of Eletrobras. For further information on the Itaipu Treaty, see item 7.8 of this Reference Form.

Other Operating Revenues

Other operating revenues derive from charges imposed on end consumers for late payments in respect of electricity sold in the distribution segment and, to a lesser extent: (i) from the sale of electricity in the generation segment by subsidiaries of Eletrobras in the Northern Region of Brazil; (ii) from electricity sold in the transmission segment. There are other operational revenues that are not attributable to the distribution, generation or transmission segments, which we record under our “corporate” segment. These mainly include (i) fees for the management of the RGR Fund and other governmental funds, (ii) fees collected from Itaipu for managing Itaipu’s electricity. Eletrobras also derives other operating revenues from telecommunication companies using certain parts of our infrastructure to install telecommunication lines.

Deductions from Operating Revenues

These deductions from gross revenues refer to regulatory charges and comprise payments made to the RGR Fund, the CCC Account, the CDE Account, and similar charges levied on electricity sector participants. Regulatory charges are calculated in accordance with formulas established by ANEEL, which differ according to the type of sector charges, and thus there is no direct correlation between revenues and sector charges.

State VAT (ICMS)

The principal tax charged on Eletrobras’ revenues is the State VAT (Imposto sobre a Circulação de Mercadorias e Serviços – ICMS), a sales tax charged on gross revenues from electricity sales. Eletrobras is subject to different VAT rates in the different states in which it operates, with the VAT rates ranging from 7% to 27%. Pursuant to applicable regulations, Eletrobras is not liable for any taxes or revenues in its transmission segment.

PIS/PASEP and COFINS

Reflect the Company’s obligation to pay taxes related to the Program of Social Integration (Programa de Integração Social – PIS/PASEP) and to the Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social – COFINS), both charged on revenues.

Operating Expenses

Personnel, Supplies and Services

Operating costs and expenses primarily consist of daily administrative expenses for employees, equipment and infrastructure, as well as expenses related to outsourcing security, maintenance and external consultants and advisors. Due to the diverse nature of these expenses, Eletrobras applies certain subjective criteria to allocate such expenses to its operational activities, as they may be allocated in different segments. In addition, these expenses reflect the Company’s administrative expenses and do not account for raw materials used to generate electricity.

Electricity Purchased for Resale

Both distribution and generation segments purchase electricity for resale. Electricity purchased in the distribution segment is purchased from other generators. Electricity purchased in the generation segment represents the Paraguayan portion of the energy from Itaipu that is not used in Paraguay and that Eletrobras resells to distribution companies and free consumers.

Fuel for Electricity Production

The cost of fuel is a significant component of the operating expenses of Eletrobras. These costs, however, are subsequently reimbursed from the CCC Account.

Use of the Grid

These costs represent charges incurred by Eletrobras for transmission of energy over the power lines of third parties.

Interest Payments and Penalties

These costs represent interest payments in respect of the Company’s and its subsidiaries’ financing with third parties as well as potential penalties for late payments.

Depreciation and Amortization

This represents depreciation and amortization of property, plant and equipment. We record property, plant and equipment as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized.

Operating Provisions

This reflects provisions Eletrobras makes in respect of: (i) legal proceedings to which it is a party; (ii) allowances for doubtful accounts and impairments; and (iii) decommissioning costs, which are the costs associated with decommissioning of nuclear facilities (i.e. the safe retirement of nuclear facilities).

Deferred Loss from Itaipu

The net effect of the results of operations of Itaipu is recorded in this line item and the accumulated effects of Itaipu operations, net of compensation through tariff adjustments, is carried on the Company’s balance sheet as a current and noncurrent asset under “Financial asset – Itaipu.”

Donations and Contributions

This reflects expenses relating to investments made by Eletrobras in new information technology and research and development, as well as investments in cultural programs and sponsorships.

Other Operating Costs

Other operating costs comprise a number of miscellaneous costs that Eletrobras incurs as part of day-to-day operations. The most significant components are: (i) costs of leasing goods such as generation units for the isolated system; (ii) costs of operations and maintenance of the facilities owned by Eletrobras that provide for electricity services; (iii) telecommunication costs, comprising primarily costs incurred for telephone and internet services; (iv) insurance costs, including insurance for the Company’s facilities and property; and (v) costs of disposal of assets, primarily transformers.

Financial Results

Financial Income

This reflects interest income and commissions Eletrobras receives from loans it made in accordance with the provisions of Brazilian law that permitted the Company to act as a lender to certain public utility companies. Financial income also comprises revenues from amounts in arrears on electricity paid to Eletrobras, and the impact of monetary restatement and other financial revenues.

Financial Expenses

This principally reflects payments of dividends to shareholders, as well as debt and leasing expenses. This also reflects the U.S. dollar/real exchange rate variation relating to Itaipu. It also encompasses expenses with exchange rate fluctuations over the Company’s assets and liabilities denominated in foreign currency, mainly those related to Itaipu, as Itaipu’s financial statements are prepared in US dollars, corresponding to most of the Company’s exposure to exchange rate risks.

ii. factors that materially affected the operating results

In the latest fiscal years, the financial condition and operating results of Eletrobras were influenced by factors such as the Brazilian macro-economic development, trading restrictions set forth in the treaty signed between Brazil and Paraguay related to the energy from Itaipu, exchange rate variations, the use of Eletronorte as a development agency, participation of Eletrobras in the administration of government programs related to the Brazilian electric power industry, regulation of distribution tariffs for electricity transmission and fixed transmission revenues.

Economic Scenario:

Brazilian Macroeconomic Conditions

Eletrobras is affected by conditions in the Brazilian economy. The macroeconomic scenario in Brazil has been characterized by increased economic activity and a consistent trajectory of the inflation indices. The exchange rate, however, has been volatile.

Except for 2009, which was significantly affected by the global financial crisis, Brazilian GDP has increased over the past several years. In 2007, Brazilian GDP grew 5.4% according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística - IBGE), as compared to 3.7% in 2006. In 2007, the inflation rate, as measured by the Brazilian Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA), was 4.5%, which allowed for a reduction of the basic interest rate (Selic) to 11.25%.

In 2009, the Brazilian economy showed certain resistance to the effects of the crisis. Even so, the Brazilian economy ended the year at a level of economic growth close to zero, influenced by the weak performance of the industrial sector. Additionally, macroeconomic conditions and a stable economy allowed the Central Bank to again focus on reducing interest rates. The Selic rate reached 8.7%, its lowest level, in July 2009, according to the Central Bank information. Similarly, the real appreciated 34.2% against the U.S. dollar throughout 2009. According to the Central Bank, international reserves were above U.S.$200.0 billion (U.S.$239.1 billion as of December 31, 2009), demonstrating a significant increase as compared to 2008.

Following a 0.2% decrease in GDP in 2009, the Brazilian economy improved in 2010 with a growth of approximately 7.5%. This economic recovery was due in part to a strong domestic market expansion. Income transfer policies, a continuous increase in the minimum wage and growth in employment levels and credit also contributed to this recovery. Household consumption was estimated to have increased by 7.9% which, together with long-term investment, were the main factors for strong aggregate demand performance in 2010. Gross fixed capital grew 25.59% in 2010, reaching an investment rate of 18.4%.

In 2011, GDP increased 3.3% due to continued growth in domestic demand. This reduction in the rate of growth, compared to 2010, can be explained by the reduction of global growth.

The official inflation rate, measured by IPCA, reached 6.5%, as a result of internal and external factors. Internally, increased demand and increased services, housing and transportation prices put pressure on the inflation index. External pressures associated with commodities prices also impacted the inflation index.

As for monetary policy, the Central Bank, in response to the worsening of the international financial crisis, sought to stimulate domestic growth, launched the strategy of gradual cuts in the Selic rate in the final months of 2011, which ended the year at a level of 11% per year (4.2% in real terms). Additionally, the monetary authority reversed, in part, the containment of consumer credit introduced in December 2010. For example, on April 18, 2012, the Central Bank reduced the Selic rate by 75 basis points to 9.0%.

With regard to the Brazilian balance of trade in 2011, Brazil posted a surplus of U.S.$256.0 billion (26.8% higher than in 2010), mainly due to the recovery of the world economy and an increase in commodity prices. Imports amounted to U.S.$226.2 billion in 2011 compared to U.S.$181.6 billion in 2010, an increase of 24.5%. This growth was driven by the appreciation of the real and the growth of domestic demand.

The balance of payments reached a surplus of U.S.$49.1 billion in 2010 and a surplus of U.S.$58,6 billion in 2011. The current account presented a deficit of U.S.$47.4 billion in 2010 and a surplus U.S.$52.5 billion in 2011 (which equates to 2.2% and 2.1% of GDP, respectively), compared to the deficit of U.S.$24.3 billion, or 1.52% of GDP, recorded in 2009. Net inflows of foreign direct investment reached a record value of U.S.$48.5 billion in 2010, an increase of 86.8% compared to the previous year’s outcome and U.S.$66.6 billion in 2011, 37.4% higher. Foreign portfolio investments showed net inflows of U.S.$18.4 billion in 2011, 72.8% lower than in 2010 and showed net inflows of U.S.$35.3 billion in 2011, 44.0% lower than in 2010.

The exchange rate in 2011 experienced high volatility. However, the heavy influx of capital did not cause the real  to appreciate. As a result, the real/U.S. dollar exchange rate increased in 2011 from R$1.67 to R$1.88/1.00.

The Central Bank’s policies with respect to both the spot and futures markets have caused international reserves to grow 22.0%, totaling U.S.$352.0 billion in December 2011.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year ended December 31,
	2011	2010	2009
GDP Growth Rate	3.3%	7.49%	(0.20%)
Inflation (IGP-M)	5.1%	11.32%	(1.71%)
Inflation (IPCA)	6.5%	5.72%	4.31%
Appreciation (depreciation) of the real vs. the U.S. dollar	12.6%	4.31%	25.50%
Period-end exchange rate – U.S.$1.00	R$1.8758	R$1.660	R$1.741
Average exchange rate – U.S.$1.00	R$1.675	R$1.756	R$1.997

 Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil registered an increase of 3.6% in 2011, higher than the GDP growth rate for the same period of 3.3%. All consumer classes showed growth in electricity consumption, particularly residential and commercial consumers, which increased by 4.6% and 6.3%, respectively.

After the economic downturn in 2009, 2010 showed a strong recovery in industrial production, which positively impacted industrial consumption of electricity. In 2011, industrial consumption increase 2.3% mainly due to higher consumption of mineral extraction and mining industries. The Center-West region of Brazil showed the largest growth in industrial consumption, with growth rates of 16.6%.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2011	2010	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	6,192	14,188	3,714	3,547	27,641	25,914	5.4
Northeast	20,143	28,735	10,758	12,149	71,785	70,993	0.8
Southeast	59,349	102,419	40,420	27,496	229,684	25,108	3.5
South	17,804	30,636	12,656	11,394	72,490	70,803	4.2
Center-West	8,610	7,632	5,987	6,278	28,506	26,149	8.3

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market – Copam/EPE.

Itaipu

Itaipu, the world’s largest hydroelectric plant, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries. The treaty also establishes how Itaipu’s results of operation will be recorded, both by Itaipu Binacional, the company that operates Itaipu, and by Eletrobras when it consolidates Itaipu Binacional’s results of operations.

In compliance with the requirements of IFRS, Eletrobras consolidates the results of Itaipu. Pursuant to the Itaipu treaty, Eletrobras is required to sell not only the 50.0% of electricity produced by Itaipu that, through the Company, Brazil owns, but also that part of Paraguay’s share of electricity not used by Paraguay. As a result Eletrobras sells approximately 95.0% of the electricity produced by Itaipu. Articles 7 and 8 of Law n. 5,899 of July 5, 1973 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

While Itaipu produces a large amount of electricity, the Itaipu treaty requires that sales of Itaipu electricity be made on a non-profit basis, with no net effect on the Company’s results of operations.

In order to effect the “non-profit” requirement, profits from the sale of Itaipu electricity are credited in subsequent periods to residential and rural consumers of electricity through the Interconnected Power System through their electricity bills (thus reducing the Eletrobras’ revenues from electricity sales) and losses are taken into account by ANEEL in calculating tariffs for electricity in subsequent periods (thus increasing the Company’s revenues from electricity sales).

Although the operations of Itaipu do not affect the net operating result of Eletrobras, they significantly impact several line items in the Company’s financial statements. In particular, Itaipu’s operating results affect the “electricity purchased for resale” line item, as most of the amounts in that line item represent energy produced by Itaipu. This amount, which after consolidation represents only the Paraguayan portion of the Itaipu energy, would be much higher if Eletrobras did not consolidate the Brazilian portion of the energy produced by Itaipu. Additionally, because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais  at the exchange rate published by the Central Bank at period end, any movement in the exchange rate between the real  and the U.S. dollar can have a major impact on the “Foreign exchange and monetary gain” component of the line item “Remuneration and Reimbursement”. Royalties paid by Itaipu account for a large proportion of the line item “Financial expense” under “Operating Expenses”.

Pursuant to Law n. 11,480/2007, Eletrobras was able to apply an “adjustment factor” to any financial contracts entered into between the Company and Itaipu and any credit assignments entered into between Eletrobras and the Brazilian Federal Treasury prior to December 31, 2007. The aim of this “adjustment factor” was to offset the impact of the rate of inflation in the United States on the U.S. dollar payments. Accordingly, this “adjustment factor” measures the rate of inflation by reference to the consumer price index (CPI) and another index which tracks changes in industry prices. This law was repealed and Decree n. 6,265 of November 22, 2007 came into force determining that a rate equivalent to the previous “adjustment factor” is to be passed on to consumers on an annual basis. Eletrobras applies the adjustment factor to the entire Itaipu loan even though it is only responsible for 30% of the total amount. The Company accounts for the remaining amount of the loan as offsetting “Reimbursement rights” in its income statement.

Beginning in 2010, Eletrobras began to account for Itaipu as a financial asset on its balance sheet and record its income under other operating revenues. Eletrobras applied these changes retroactively to the financial statements as of and for the year ended December 31, 2009. For a further discussion of these changes in accounting treatment of Itaipu, see Notes 3.11 subsections II and IV to the financial statements as of and for the year ended December 31, 2011.

Exchange Rate Variations

Fluctuations in the value of the real  against the U.S. dollar, particularly devaluations and/or depreciations of the real, have had and will continue to have an effect on the results of operations of Eletrobras. In particular, pursuant to the Itaipu treaty, all revenues from Itaipu are denominated in U.S. dollars. Because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais  at the exchange rate published by the Central Bank at the period end, any movement in the exchange rate between the real  and the U.S. dollar can have a major impact on the Company’s results, in particular the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.”

However, because pursuant to the Itaipu treaty the operation of Itaipu is not permitted to have any net effect on the Company’s operating results, any loss or gain incurred as a result of any appreciation or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated for by the tariffs Eletrobras charges to its residential and rural consumers. In Eletrobras’ income statement, the effects of Itaipu on the line items described above are netted out and recorded in the line item “Deferred loss from Itaipu.” Until that compensation takes place, the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments, is carried on the balance sheet as a current asset under “Reimbursement rights.”

Eletrobras Eletronorte

For many years the subsidiary Eletrobras Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. Eletrobras began to re-negotiate these supply contracts, which are mainly with companies in the aluminum smelting industry, in 2004 with the aim of revising the tariffs to cover Eletrobras Eletronorte’s operating costs and gradually pay off its debts. Eletrobras Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS – Alumínio Brasileiro S.A., a company located in the northern region of Brazil, to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminum price. This contract came into effect on June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$1.2 million. See Note 42 of the financial statements as of and for the year ended December 31, 2011.

One of the main sources of income of Eletrobras Eletronorte derives from the hydroelectric plant of Samuel, whose initial concession expired in September 2009. On July 18, 2006, Eletrobras Eletronorte requested from ANEEL an extension of such concession, which was granted on March 11, 2010 for an additional 20 years.

For the year ended December 31, 2011 the net gains attributable to Eletrobras Eletronorte amounted to R$67.5 million, compared to gains of R$139.8 million in 2010 and gains of R$584.5 million in 2009.

Regulated Distribution Tariffs

For 2011, 8.4% of the Company’s net revenues were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL.

Fixed Transmission Revenues

Unlike revenues from the distribution and generation segments, revenues from the transmission segment are fixed by the Brazilian Government. This applies to all electricity companies with transmission operations in Brazil. As a result of the fact that the transmission revenue fee is fixed, revenues from the transmission segment do not increase or decrease based on the amount of electricity transmitted. The Brazilian Government sets a fixed transmission revenue fee each year that end consumers must pay and this is passed on to Eletrobras and recorded as revenues from our transmission segment. Thus, the Company’s net income may be affected by the fact that its costs in this sector cannot easily be passed on to the customers.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services.

The appreciation of the real  against the US dollar and the fact that Eletrobras hold significant portion of its receivables (net of liabilities) - R$ 27.9 billion in 2011 (US$ 14.9 billion) - indexed to foreign currencies, primarily the US dollar, produced a positive result in Eletrobras recorded in 2011 when an foreign exchange income of R$749 million, against a loss of R$ 470 million in 2010 and a loss of R$4,618 million in 2009 due to the exchange rate fluctuation. Regarding monetary variations arising from internal price levels, in the year ended December 31, 2011 Eletrobras recorded an income of R$ 1,016 million, compared to a gain of R$ 718 million in 2010 and a gain of R$178 million in 2009.

c) impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate in the operating results and financial results of Eletrobras

Eletrobras financial situation and results of operations are affected by inflation, as part of its revenues is indexed to inflation indexes (IGP-M) and its operating expenses tend to follow such indexes.

Most of the Eletrobras' costs and expenses are denominated in reais  and are linked to indexes measuring inflation, such as the IGP-M, the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor – INPC) and IPCA, or were readjusted according to exchange rate fluctuation.

Expenses with personnel represented approximately 21% of the Company’s operating expenses in 2011 (in 2010 and 2009, respectively, 21% and 22%). In Brazil, employees’ wages are often subject to an annual adjustment based on collective bargaining agreements among unions and employers, which usually uses the IPCA as a parameter for their negotiations.

On December 31, 2011, 56.64% of the total indebtedness denominated in reais of Eletrobras, totaling R$24,023 million, was indexed to IGP-M or other inflation indexes. Accordingly, the Company’s exposure to inflation risk as of R$24,023 million as of December 31, 2011. A 1.0% variation in IGP-M would represent a R$240 million impact in the net operating revenues of Eletrobras.

Variation in prices of key inputs and products

Eletrobras' main inputs are electricity purchased for resale and fuel for production of electricity.

The variation of the electricity purchased for resale by Eletrobras is mainly due to exchange rate fluctuation on the energy purchased from Itaipu. The variation of this item was of R$0.93 billion for the year 2011 when compared to 2010 (for the period 2010-2009, electricity purchased for resale totaled R$0.73 billion).

Fuel for production of electricity corresponded to R$163 million for the year ended December 31, 2011, compared to R$253 million in 2010 and R$756 million in 2009, mainly due to the decreased level of thermal generation and to the effects of law n. 12,111 (reimbursement of costs for electricity generation in the Isolated System).

Interest Rate

Aside from the total amount of R$18,390 indexed to the LIBOR rate, Eletrobras has no debts directly indexed to any interest rates. As of December 31, 2011, the indebtedness indexed to the IGP-M was of R$24,023 million. Interest rate fluctuations may impact inflation and, consequently, Eletrobras is indirectly exposed to changes in interest rates that may result in increased financing costs.

Exchange Rates

As of December 31, 2011, approximately 43.36% of the total consolidated indebtedness of Eletrobras, totaling R$18.3 billion, were indexed to foreign currencies. From this total, R$17.9 billion, or approximately 97.81% was denominated in U.S. dollars. Eletrobras has a foreign currency exposure affecting its assets and liabilities due to the loans provided to Itaipu, whose financial statements are prepared in U.S. dollars. In order to protect Eletrobras against fluctuations in the U.S. dollar/real exchange rate, the Board of Executive Officers approved the implementation of a hedging policy in July 2007, which was designed to reduce the exposure to these foreign currency variations through the use of derivative contracts.

Currently, Eletrobras is not a party to any derivative contracts outstanding and is not proposing to enter into derivative contracts providing leverage or credit protection. Our general strategy is to focus on protection from currency fluctuations. However, Eletrobras considers broadening its hedging policy to cover others market risks, such as interest rates and indices, as well as embedded derivatives.

In the year 2009, Eletrobras reviewed its hedging policy approved in 2007 and approved a new financial hedge policy for Eletrobras, encompassing any financial risks identified by Eletrobras and currency impairments.

As a result, Eletrobras’ actual exposure to U.S. dollar exchange rate risk was R$17.9 billion as of December 31, 2011. Each 1.0% variation in the U.S. dollar/Brazilian real  exchange rate would have a negative impact of R$179 million on the Company’s net operating revenues.

For further information about the Company’s hedge policy, see item 5.2 of this Reference Form.

10.3 – Events implying material effects occurred or expected in the financial statements

a. introduction or sale of operating segment

No operating segment was introduced or sold by Eletrobras.

b. constitution, acquisition or disposal of equity interest

There was no incorporation, acquisition or sale of equity interest by Eletrobras with material effects occurred or expected in the financial statements.

c. unusual events or transactions

There were no unusual events or transactions by Eletrobras with material effects occurred or expected in the financial statements.

10.4 – significant changes in accounting practices – emphasis of matter and qualifications in the auditor's opinion:

a. material changes to accounting practices

The following amendments and interpretations were disclosed and are mandatory for the accounting periods starting as of January 1, 2012, and there was no early adoption of these standards by the Company.

Rule	Key requirements	Effective date

Amendment to IAS 12 - “Income Tax” on deferred taxes

Currently, IAS 12 - “Income Taxes” require that deferred taxes are measured based on the expected recovery of asset’s carrying amount by its use or sale.

Nevertheless, for “Investment Properties” measured by fair value under IAS 40, it may be difficult and subjective to assess if recovery will occur through use or sale.

Therefore, this amendment introduces an exception to current principle to measure deferred tax assets or liabilities over property investment measured at fair value. The amendment to IAS 12 resulted in the incorporation of SIC 21 - “Income Taxes – Recovery of revalued non-depreciable assets” no longer applicable to investment properties carried at fair value. The amendments to IAS 12 also include previous guidance contained in SIC 21, which was removed.

January 1, 2012

Amendment to IAS 1 - “Presentation of Financial Statements” regarding other comprehensive income

The main change resulting from these addenda was the requirement that entities must group the items reported in other comprehensive income based on the possibility of becoming or not potentially re-classifiable into profit or losses, subsequently (reclassification adjustments). The amendments do not establish which items must be reported in other comprehensive income.

July 1, 2012

Amendment to IAS 19 - “Employee Benefits”	These amendments remove the “corridor” method and require that financial costs are calculated based on net funding.	January 1, 2013

IFRS 9 - “Financial Instruments”

IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the characteristics of financial asset’s contractual cash flows. IAS 39 guidance on impairment of financial assets and hedge accounting remains applicable.

January 1, 2013

IFRS 10 - “Consolidated Financial Statements”

The objective of IFRS 10 is to establish principles to present and prepare consolidated financial statements, when there is at least, subsidiary-parent company relation. It defines the principles and establishes the concept of control as basis of consolidation. It defines how to apply the principle of control to identify if an investee must be considered subsidiary, therefore, consolidated. It defines the requirements to prepare the consolidated financial statements.

January 1, 2013

IFRS 11 - “Joint Arrangements”

IFRS 11 provides a more realistic approach for joint arrangements, focused on the rights and obligations of the agreement, instead of its legal form. Joint arrangements are classified into two types: joint arrangements and joint ventures.

Joint arrangements are those in which joint operators have rights over assets and liabilities related to this arrangement, therefore, account for amount of assets, liabilities, revenues and expenses. Joint ventures exist when joint operators have rights over the net assets of the arrangement, therefore, account for their interest according to the equity method. The proportional consolidation of joint ventures is no longer allowed.

January 1, 2013

IFRS 12 - “Disclosures of Interests in Other Entities”	IFRS 12 deals with reporting requirements for all forms of interest in other entities, including joint arrangements, partnerships, interest with specific purposes and other interest not accounted for.	January 1, 2013

IFRS 13 - “Fair Value Measurement “

The objective of IFRS 13 is to improve the consistency and reduce the complexity of fair value measurement, providing more accurate definition and a single source of fair value measurement and its reporting requirements under the IFRS.

The requirements, which are highly in line between IFRS and U.S. GAAP , do not increase the use of accounting at fair value, but provide guidance on how to apply it when its use is already required or allowed by other IFRS or U.S. GAAP standards.

January 1, 2013

IAS 27 (revised in 2011) -”Separate Financial Statements”	IAS 27 (revised in 2011) includes other considerations on separate financial statements, besides control provisions of IAS 27 included in the new IFRS 10.	January 1, 2013

IAS 28 (revised in 2011) - “Associates and joint ventures”	IAS 28 (revised in 2011) requires that joint ventures and associates are measured by the equity method as of the issue of IFRS 11.	January 1, 2013

The Company is assessing the impact over its financial statements and corresponding standards in Brazil have not yet been issued.

There are no other IFRS standards or IFRIC interpretations not effective yet that could adversely affect the Group.

b) material effects of changes to accounting practices

There was no significant effect arising from the changes in accounting practices listed above with effective dates in 2012. Those changes only affected the way certain information is presented in the financial statements.

c) Emphasis matters and qualifications in the auditors’ reports

Year ended December 31, 2009

For the year ended December 31, 2009, the emphasis matters and qualifications in the auditors’ report are described below:

“Based on the determinations of Law n. 12,111/2009, certain subsidiary distribution companies from the northern region acknowledged, on December 2009, the amount of R$435,385 thousand substantially concerning the reimbursement of the amount spent on buying inputs arising from the energy production incurred by the companies in the Isolated System from August to December 2009, as mentioned in Note 13. Additionally, the distributing companies controlled by Eletrobras located in the northern region have yet to recover taxes amounting to R$1,388,160 thousand, which, in the terms of the aforementioned Law, will not contain accretion anymore and will be realized in the distribution operations within an estimate term of approximately four years. Said Law still lacks regulation, whereas the occasional effects arising from the determination of the regulation characteristics by the Brazilian National Electric Energy National Agency – ANEEL, if any, will be acknowledged when this process finishes, as mentioned in Note 12.

Due to 2009’s tariff readjustment of the subsidiary Amazonas Distribuição de Energia S.A., foreseen by the concession agreement, ANEEL confirmed, temporarily, the regulatory remuneration base. The possible effects arising from the definite regulatory remuneration base, if any, will be reflected on the financial position of the subsidiary Amazonas Distribuição de Energia S.A. in future fiscal years.

As described in explanatory note 15, the Company keeps provision for losses in advances for future capital increase in certain subsidiaries of the energy distribution segment amounting to R$1,858,603 thousand, also presenting provision for unsecured liabilities amounting to R$53,660 thousand. The companies have been verifying repetitive losses in their operations, whereas the financial information of these subsidiaries were elaborated according to the financial practices adopted in Brazil and applicable to companies in normal operation regime. The administration plans regarding the financial implementation of said companies includes the process of capitalization of debts and advances for future capital increase yet to be put into effect, as mentioned in explanatory note 42. The financial statements do not include any readjustments due to these uncertainties.

The financial statements of the associated companies CEEE – D – Companhia Estadual de Distribuição de Energia Elétrica (Electricity Distribution State Company) and CEEE – GT – Companhia Estadual de Geração e Distribuição de Energia Elétrica (Electricity Distribution and Generation State Company), regarding the fiscal year finished on December 31st, 2009, have been examined by other independent accountants, who issued a report without exceptions, dating from March 5th, 2010, containing a matter of emphasis paragraph related to the acknowledgement of adjusting credits in the Result Accounts to Offset– CRC regarding complementing and supplementing the retirement of their autarchic employees, as per favorable judicial decision. Only after confirming the court expert’s calculations will it be possible to determine the reflections on the financial statements, if any, as well as the realization of these credits, considering that the charging forms of these credits respect Law n. 8,631/1993.

The financial statements of the associated company CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (São Paulo’s Electricity Transmission Company), regarding the fiscal year finished on December 31st, 2009, have been examined by other independent accountants, who issued a report without exceptions, dating from February 5th, 2010, containing a matter of emphasis paragraph related to the reimbursement of the expenses with the retirement complementation plan, according to Law n. 4,819/1958. The associated company’s administration, supported by its legal counsels, understands that the payment of the benefits related to this plan is solely the State Government’s responsibility and, consequently, does not register any loss-related obligation or provision regarding this plan in the company’s financial statement.

The financial statements of the associated company EMAE - Empresa Metropolitana de Águas e Energia (Water and Energy Metropolitan Company), regarding the fiscal year finished on December 31st, 2009, have been examined by other independent accountants, who issued a report without exceptions, dating from March 19th, 2010, containing a matter of emphasis paragraph related to the normal continuity of businesses. The company, eliminating the extraordinary profits verified in the fiscal year 2008 (selling of energy in the scope of the Electricity Trading Chamber – CCEE and leasing operations), has been suffering continuous operating losses, factors which bring about doubts concerning the continuity of its operations. The company’s administration has been evaluating the economic/financial impacts on its business, resulting from changes introduced by the Sector Model implemented in 2004 and the recent experiences with electricity auctions. As a result of this evaluation, the administration understands that other measures will be necessary, currently being discussed between the Granting Authority (Brazilian National Electric Energy Agency – ANEEL and the Ministry of Mines and Energy) and the controlling shareholder (São Paulo's State Government, in addition to the already taken measures, so as to reduce costs and increase the company’s income, allowing for the profitability of its operations and the realization of the investments made in its power generation grid, whose balance amounted to R$599,450 thousand on December 31st, 2009, mainly composed by the Henry Borden Hydroelectric Plant. The financial statements were elaborated according to the financial practices adopted by companies in normal operations regime and do not include any adjustment regarding the realization and classification of assets values or the values and classification of liabilities which may be required in the instance of occasional interruption of operations.

The examination of the financial statements from the fiscal year finished on December 31st, 2008, presented for the purpose of comparison, was conducted under the responsibility of other independent accountants, who issued a report dating from March 5th, 2008, with an exception due to the lack of presentation of reports from independent accountants regarding the financial statements of certain associated companies, whose investments were evaluated by the equity accounting method. It was not possible, through additional audit procedures, to assess the adequacy of the amounts of these investments, as well as the equity results of R$1,526,447 thousand and R$34,969 thousand, respectively, in the fiscal year finished on December 31st, 2008. Additionally, the following matter of emphasis paragraphs were included:

Controversy over the lawsuits concerning the monetary restatement of compulsory loans.

Uncertainty about the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas S.A.

Uncertainty about the use of tax credits from PIS/PASEP and COFINS regarding the examination period from 2004 to 2008 registered in Manaus Energia S.A.’s non-current asset in compliance with the official memorandum n. 2,775/2008 - SFF/ANEEL.

The assumption of the continuity of operations of Manaus Energia S.A, Boa Vista Energia S.A. and Companhia de Eletricidade do Acre (Acre’s Electricity Company) – Eletroacre due to losses accumulated over the preceding years and insufficiency of working capital, supported by its controlling shareholder.

Emphasis regarding the opinion of independent accountants about CTEEP’s - Companhia de Transmissão de Energia Elétrica (Electricity Transmission Company) financial statements related to the fiscal years finished on December 31st, 2007 and 2008 concerning the payment of the retirement complementation plan, governed by Law n. 4,819/1958.”

Regarding the emphasis matters concerning reimbursement of CCC in our power distribution companies located in the northern region of Brazil, according to the provisions of Law n. 12,111/2009, the Management believes that it its best estimate was used for the recognition of such credit.

Regarding the risk of continued operation of our power distribution companies, the Management ensures the continuity of these companies in terms of financial input and through a restructuring of these companies.

Year ended December 31, 2010

For the year ended December 31, 2010, the emphasis matters and qualifications in the Eletrobras independent auditors’ report are described below:

“Application of the equity method of accounting

As discussed in Note 3 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Centrais Elétricas Brasileiras S.A. - Eletrobras , these practices differ from the IFRS applicable to separate financial statements only regarding the evaluation of the investments in subsidiaries, associates and jointly-controlled companies by the equity method of accounting, while for IFRS purposes, it would be cost or fair value.

Operating continuity of the distribution subsidiaries

We draw attention to Note 16 to these financial statements, which states that the subsidiaries of the distribution segment have incurred recurring net losses, and that the subsidiaries' current liabilities exceeded their total assets by R$ 554,323 at December 31, 2010. This situation arises doubt about the operating continuity of these companies. No adjustments arising from these uncertainties were included in the financial statements. Our opinion is not qualified in respect of this matter.”

Regarding the emphasis matters above, the Board of Executive Officers believes that the financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of the Centrais Elétricas Brasileiras S.A. - Eletrobras, these practices differ from the IFRS applicable to separate financial statements, only in relation to the valuation, by the equity method, of investments in subsidiaries, associates and jointly controlled, since for purposes IFRS the valuation would be at cost or fair value.

With regard to subsidiary companies of the distribution segment, for the year 2010, the distribution companies of the Sistema Eletrobras, generally, had reduced levels of losses measured as a percentage on the total energy. The highlights were the companies Distribuição Rondônia and Distribuição Piauí, which achieved reductions of more than two percentage points.

In 2011, the project to control losses in distribution companies, funded by the World Bank, will be extended to the remaining distribution companies. By implementing technological actions and by telemetering consumer units with large representation on the company's revenues, Eletrobras expects the project will lead to the reduction of losses and will contribute to shield approximately 64% of the total revenues of the distribution companies.

Year ended December 31, 2011

For the year ended December 31, 2011, the emphasis matters in the Eletrobras independent auditors’ report are described below:

“Application of the equity method of accounting

As discussed in Note 3 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Centrais Elétricas Brasileiras S.A. - Eletrobras , these practices differ from the IFRS applicable to separate financial statements only regarding the evaluation of the investments in subsidiaries, associates and jointly-controlled companies by the equity method of accounting, while for IFRS purposes, it would be cost or fair value.

Operating continuity of the distribution subsidiaries

We draw attention to Note 14 to these financial statements, which states that the subsidiaries of the distribution segment have incurred recurring net losses, and that the subsidiaries' current liabilities exceeded their total assets by R$ 1,245,367 thousand at December 31, 2011. The operating continuity of these companies depend on the maintenance of the parent company financial support.”

As disclosed in Note 14 to the financial statements, the associated company Centrais Elétricas do Pará S.A. - CELPA has a net capital deficiency in the amount of R$ 1,191,873 thousand at December 31, 2011 and had its judicial reorganization request accepted as of February 29, 2012, with a 60-day term to present the reorganization plan. Additionally, the associated company Centrais Elétricas Matogressenses S.A - CEMAT, belonging to the same economic group as CELPA, presented a net capital deficiency in the amount of R$ 82,136 thousand and is under negotiation with creditors to extend its indebtedness maturity profile. The Company evaluated the assets referring to loans receivable and investments in such companies based on criteria and assumptions described in Notes 8 and 14, which may be changed when the terms of the reorganization plan are defined and as a result of the negotiation with creditors.

This situation arises doubt about the operating continuity of these companies.”

Regarding the emphasis matters above, the Board of Executive Officers believes that the financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of the Centrais Elétricas Brasileiras S.A. - Eletrobras, these practices differ from the IFRS applicable to separate financial statements, only in relation to the valuation, by the equity method, of investments in subsidiaries, associates and jointly controlled, since for purposes IFRS the valuation would be at cost or fair value.

With regard to subsidiary companies of the distribution segment, for the year 2010, the distribution companies of the Sistema Eletrobras, generally, had reduced levels of losses measured as a percentage on the total energy. The highlights were the companies Distribuição Rondônia and Distribuição Alagoas, which achieved reductions of 11.3% and 1.5%, respectively.

Eletrobras closed, on February, 2011, a loan agreement with the World Bank totaling US$ 495 million. The proceeds will be used in “Project Energy + Eletrobras’ Distribution Companies Investment Program”, aiming to improve service quality and the financial and economic condition of Eletrobras’ electricity distribution companies. This project aims to reduce losses and, accordingly, strengthen the operating revenues of the distribution companies.

On February 28, 2012, Celpa filed for reorganization pursuant to Law n. 11,101/05, which was accepted by the judge of the 6th Civil Court of Belém, state of Pará, on February 29, 2012. This reorganization raises several uncertainties, which will decrease to the extent formalities and arrangements with creditors solify, which may occur within 180 days. The petition for reorganization filed by Celpa raises uncertainties as to the Company’s future results and its ability to settle liabilities. Therefore, the Company recognized on December 31, 2011 allowances for doubtful accounts over loans and financing granted, based on a discount rate compatible with Celpa’s situation and its related risk. Thus, Celpa recognized as provisions for investments losses corresponding to all assets, as set forth on note 45 to the financial statements as of and for the year ended December 31, 2011.

10.5 – Critical Accounting Policies

In preparing the financial statements, Eletrobras makes estimates and assumptions based on our historical experience and other factors that the Company considers reasonable and material. The critical accounting policies adopted by Eletrobras are those the Company deem as material to determine its financial condition and results of operations. However, determining such policies is a complex and subjective process, which requires management to perform estimates about future and uncertain events. The application of the critical accounting policies and estimates usually requires management to perform judgments about the effects of certain transactions affecting the Company’s assets, liabilities, revenues and expenses.

The conclusion of the transactions involving these estimates and judgments may affect the shareholders’ equity  and the financial condition of Eletrobras, as well as its operating results, as the actual results may significantly differ from the estimates. Eletrobras reviews its estimates and assumptions quarterly, at least. The discussion below indicates the accounting policies Eletrobras’ management deems as critical.

Accounting estimates are estimates resulting from the application of complex and subjective judgments by Eletrobras’ and its subsidiaries’ management, often resulting from the need to recognize material impacts to adequately demonstrate the financial position and results of operations of these companies. Accounting estimates become critical to the extent the number of variables and assumptions affecting the future condition of the uncertainty is increased, causing judgments to be more subjective and complex.

In the preparation of the Company’s and its subsidiaries’ financial statements, the Management adopted assumptions and uncertainties based on its historical experience and other factors deemed as reasonable and material for a proper presentation. Even though such assumptions and estimates are permanently monitored and reviewed by the Management of Eletrobras and of its subsidiaries, the actual results on the accounting records of assets, liabilities and results of operations are uncertain as they are based on judgments.

The Management of Eletrobras and its subsidiaries believe the following as the most critical accounting estimates, and form their judgment about future events, variables and assumptions as follows:

Investments in Associates

When necessary, the financial statements of the associated companies of Eletrobras are adjusted so as to conform their accounting policies to the Company’s accounting policies and assumptions, which apply the equity method of accounting in compliance with IAS 27 and 28.

Impairment

In compliance with IAS 36 “Impairment of Assets,” Eletrobras analyzes the recoverability of the book value of its assets annually, and as and when required. If the Company finds evidence that an asset might not be recoverable, it estimates the chances of its recoverability. When the residual accounting value of the asset exceeds the recoverable value of such asset, Eletrobras revaluates the asset downwards, with such resulting amount being known as an impairment. This impairment is then recognized as a provision for the period. If it is not possible to estimate the recoverable amount of an individual asset, Eletrobras estimates the probability of recovery of the cash generating unit to which such asset belongs. When using this technique, the Company discounts the estimated future cash flows to present value based on a discounted rate before tax which reflects the market conditions, current money value and specific risks related to such asset group. The recoverable value of an asset or such cash generating unit is reviewed periodically. Such reversal will have an impact on the Company’s income statement and as well as the book value of the relevant asset or cash generating unit.

Reserves for Contingencies

Eletrobras is party to certain legal proceedings. Apart from the compulsory loans, the Company records provisions in compliance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” which provides that an estimated loss should be recorded when the information available before publication of the applicable financial statements indicates a probability that a future event may give rise to the devaluation of any asset or upon identification of a liability incurred and such liability can be estimated. In compliance with IAS 37, Eletrobras does not record a provision if the chance of loss in a claim is “remote” or “reasonably possible.” In addition, Eletrobras does not record provisions for administrative proceedings when those provisions have reached court. In calculating these accruals, the Company consults outside and internal counsel that represent it in these proceedings, and the estimates are based on an analysis of possible results, taking into account the applicable litigation and settlement strategies. Eletrobras requests quarterly an inventory of the proceedings being handled by our outside legal counsel that identifies the cases where there are potential losses. Accounting for contingencies requires significant judgment by the management concerning the estimated probabilities and ranges of exposure to potential liability. This is particularly true in the context of the impacts of Brazilian tax legislation, because such legislation has historically proved uncertain in scope and application.

Employee Benefits

Eletrobras sponsors a defined benefit pension plan that covers almost all of its employees. The actuarial liabilities related to this plan are accounted for in compliance with IAS 19, “Employee Benefits” and are valued by an independent actuary. In addition, Eletrobras and some of its subsidiaries have also established post retirement health care plans and subsidize whole life insurance premiums for “Post retirement Benefits other than Pensions.” Estimates of the evolution of medical attendance costs, and biometrical and economical hypotheses, as well as historical information on incurred expenses and employees’ contributions are also taken into consideration.

Recovery Costs for Environmental Damage

Eletrobras incurs certain costs to reduce the impact that its operational activities have on the environment. These costs includes those for decommissioning, which involves a series of measures to safely discontinue the operations of the Company’s nuclear facilities (Angra I and Angra II) with the objective of reducing residual radioactivity levels. Eletrobras applies IAS 37 and IFRIC Interpretation 1 “Changes in Existing Decommissioning Restoration and Similar Liabilities,” in accounting for these costs. IAS 37 requires entities to record the fair value of a legal obligation for an asset retirement obligation in the period in which it is incurred. When a new legal obligation is incurred, the entity is required to capitalize the costs of the obligation by increasing the carrying amount of the related long lived asset. The obligation is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Upon settlement, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. For example, in the case of nuclear decommissioning, IAS 37 requires Eletrobras to record the full fair value of the decommissioning obligation and a corresponding asset, which will then be depreciated over the remaining expected service lives of each plant’s generating units. The Company’s management must exercise considerable judgment in exercising this policy and the following factors are relevant in such decision making: (i) estimates must cover costs that are incurred over a long period of time and so management must consider inherent uncertainties such as changes in laws and the level of nature of operations; and (ii) IAS 37 requires that the Company assumes the probabilities of projected cash flows and long term positions in relation to inflation and then determine the credit adjusted to interest rate without risk and premiums on market risks not applicable to operations. In addition, possible changes in estimates may give rise to a significant impact on net income because these costs are discounted to present value over a long period of time.

Calculation basis for indemnification by the grantor of public utility concessions

The financial statements of Eletrobras are prepared under the assumption that its concessions are subject to forfeiture at the end of the concession contract period, while Eletrobras is granted the right to receive full indemnification from the grantor for investments not yet recovered. Eletrobras has recently evaluated the various legal and regulatory interpretations of the calculation basis for indemnifiable amounts for forfeited concessions. Based on the contractual provisions of its concessions and on legal and regulatory interpretations, Eletrobras, supported by the opinion of an independent legal advisor, prepared its financial statements under the assumption that the Company would be indemnified for each concession at the residual book value of the concession upon its termination. This decision affected the calculation basis for assets used in the generation segment which have contractual indemnification clauses as well as any assets within our electricity transmission and distribution segments that fall within the scope of IFRIC-12.

Taxes on Income

Eletrobras accounts for income taxes in compliance with IAS 12, “Income Taxes.” IAS 12 provides that the Company recognizes the effects of deferred tax losses and temporary differences in its consolidated financial statements. Eletrobras recognizes a valuation allowance when it believes there is a higher probability that the Company will not fully recover tax credits in the future. This requires Eletrobras to carry out estimates on its current tax exposure and assess the temporary differences resulting from the different treatment given to certain items for tax and accounting purposes. These differences give rise to deferred asset and liability taxes, which are presented in the consolidated balance sheet. Accordingly, Eletrobras assesses the probability that its deferred tax credits will be recovered from future taxable income. In the event that the management believes that such recovery will not be probable, Eletrobras recognizes a valuation allowance and also recognizes a tax expense in the income statement. Any reduction of the valuation allowance leads to recognition of a tax benefit in the income statement. The determination of the provision for income tax or deferred asset and liability income taxes requires significant estimates and judgments by management. For each future tax credit, Eletrobras assesses the probability that the related tax asset will not be recovered in whole or in part.

10.6 – Internal controls related to the preparation of financial statements – efficiency and deficiency levels and recommendations in the auditor’s report

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, mainly related to its financial reports. This encompasses all the companies within Eletrobras Group, in compliance with Section 404 of the Sarbanes-Oxley Act (“SOX”) and enabling the Company’s level 2 ADRs to be traded (the ADRs are traded since October, 2008 in NYSE).

To achieve this objective, the risk and internal controls departments of each company, supervised by the parent Company’s applicable area, conduct routine support measures together with management. These departments allow an adequate and integrated planning for the annual routines, and allow interaction between internal and external auditors to test internal controls aiming to maintain the aforementioned certification.

The internal control over financial reporting of Eletrobras is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and officers; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2011, with the supervision and participation of our CFO and CEO. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” There are inherent limitations to the effectiveness of any control and disclosure procedures system, including the possibility of human mistakes and fraud or the non-use of the controls. Based on this assessment, our CEO and our CFO concluded that, as of December 31, 2011, our internal control over financial reporting was not effective because material weaknesses were detected in the tests conducted during the year.

The strategic approach about material processes and key-controls in the last two years (2010/2011) allowed Eletrobras to decrease its comprehensive control portfolio to a set close to market standards for entities of similar sizes.

For the year 2011 the Board of Executive Officers of Eletrobras empowered the Internal Audit department with the responsibility for the internal control tests for purposes of the SOX Certification. Similarly, such empowerment also applied to the internal audit departments of the companies within Eletrobras group which were parties to the certification scope.

a) efficiency level of the controls, listing any imperfections and measures adopted to correct those

b) deficiencies and recommendations on internal controls set forth in the independent auditor’s report

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

  Eletrobras did not maintain effective internal controls over financial reporting based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) criteria. The following material weaknesses related to controls over financial reporting were identified: 1) Eletrobras did not maintain an effective control environment, specifically: (i) internal control deficiencies were not remediated in a timely manner; and (ii) Eletrobras did not adequately define responsibility with respect to internal controls over financial reporting and the necessary lines of communication throughout the organization; 2) Eletrobras did not adequately perform a risk assessment to identify risks so as to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to our financial statements; 3) Eletrobras did not adequately design and maintain effective information technology policies, including those related to segregation of duties, security and access (grant and monitor) to our financial application programs and data.

  Eletrobras did not maintain effective design and operating controls over the completeness and accuracy of period-end financial reporting. Specifically, Eletrobras did not maintain effective review and monitoring processes and documentation relating to the recording of recurring and non-recurring journal entries.

  Eletrobras did not maintain effective design and operating controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits or performed periodic review/update of them, including the update of expected losses for accrual purposes.

  Eletrobras did not maintain effective design and operating controls to ensure the completeness and accuracy or review/monitoring of the post-retirement benefit plans (pension plans) sponsored by the Company, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as cash flows from contribution payments.

  Eletrobras did not adequately design and maintain effective design and operating controls with respect to accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of these acquisitions.

  Eletrobras did not maintain effective controls to ensure the completeness, accuracy, validity and valuation over the purchase and payments of goods and services due to changes related to the implementation of Enterprise Resource Planning (ERP) software.

  Eletrobras did not design and maintain effective controls to ensure the completeness and accuracy of changes in transmission services accounts receivable associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida). The information related to those revenue is provided by the ONS on a monthly basis and Eletrobras does not maintain controls to confirm the information supplied.

  Eletrobras did not maintain effective design and operating controls to ensure the appropriate review/monitoring related to the preparation of our IFRS financial statements and disclosures. In addition, Eletrobras did not have internal accounting staff with adequate IFRS knowledge to supervise and review the accounting process and did not maintain effective controls over the financial reporting process due to insufficient internal personnel with sufficient accounting knowledge, experience and training in the application of IFRS and did not implement an adequate supervisory review of the accounting process to ensure the financial statements and disclosures were prepared in compliance with IFRS.

  Eletrobras did not maintain effective controls to ensure the accuracy over the identification of the amounts of repayments for subsidy related to the Fuel Consumption Account (CCC).

Notwithstanding management’s assessment that the Company’s disclosure controls and procedures were not effective and that there were material weaknesses as identified above, Eletrobras believes that its financial statements report fairly present its financial position, results of operations and cash flows for the years covered thereby in all material respects.

The effectiveness of the internal control over financial reporting, as of December 31, 2011, has been audited by PricewaterhouseCoopers Auditores Independentes.

Remediation of Material Weakness

As agreed upon its latest reports, Eletrobras promoted awareness measures about the importance of internal controls in the transmission and generation companies and also in the holding company, reflecting the involvement of the internal controls department in all the projects affecting the operational procedures of Eletrobras.

In order to remedy the material weakness related to internal controls over financial reporting, Eletrobras has created leaders of internal controls in its business areas, and has established targets for the managers of such areas. The Company has also provided courses on risks and internal controls to certain employees at the Universidade Corporativa (Corporate University) and organized seminars at similar seminars at its subsidiaries. In addition, Eletrobras is currently implementing governance, risk and compliance software aimed at further reducing the deficiencies.

In order to remedy the material weakness related to the control over completeness and accuracy of period-end financial reporting and period-end close, Eletrobras adopted a process of review and approval of reports of the entries performed by every business area. The Company has also redesigned its user profiles to use SAP as the system was implemented. In addition, Eletrobras is implementing enterprise resource planning, or ERP, software to further reduce the amount of manual entries in relation to period-end financial reporting.

Regarding the remediation of the material weakness related to completeness and accuracy of the judicial proceedings, as of December 31, 2011, the accounting department and the accounting departments of the subsidiaries have included all judicial proceedings in their reports on lawsuits. Further, Eletrobras and Eletrobras Furnas are currently restructuring its respective legal departments with a view to curing this material weakness.

In respect of the material weakness related to the control of the post-retirement benefit plans (pension plans) sponsored by Eletrobras and administered by a third-party plan administrator, the Company has decided to change the third-party plan administrator in order to cure this material weakness.

With respect to Itaipu, Eletrobras began to implement certain systems as a result of discussions with outside consultants. Thus far, the implementation of these systems has shown some improvement but has not remediated all the weaknesses.

With respect to the material weakness on the purchase and payments of goods and services by Eletrobras Furnas, Eletrobras Furnas has implemented SAP as its ERP system in order to improve its processes related to the purchase and payments of goods. The company will continue to test this system in 2012 with a view towards curing this material weakness.

With respect to transmission lines revenues, Eletrobras is continuing to have regular meetings with the ONS in order to ensure the completeness and accuracy of changes in transmission revenue services associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Anual Permitida) and are currently designing internal models to allow the Company to perform the calculation of the adjustment factor more accurately.

With respect to the CCC account, Eletrobras is currently working on a plan in conjunction with ANEEL to remedy this material weakness.

In order to remedy the material weakness regarding the preparation of our IFRS financial statements and disclosures, Eletrobras is re-assessing the need to hire further accounting staff with specialized knowledge of IFRS and to potentially re-organize its accounting department.

10.7 – Use of proceeds for public offerings and deviations

Except for the securities placed in the international markets as provided for in item 18.5 of this Reference Form, which proceeds were used for corporate purposes, there were no other public offerings of securities issued by Eletrobras.

a) How the proceeds were used

In 2011, Eletrobras closed, on October 27, 2011, the issuance of bonds in the international market, totaling US$1.75 billion. The proceeds were used mainly to fund investments in generation, transmission and distribution activities, and to fund other cash needs.

In 2010, there were no public offerings of securities issued by Eletrobras.

The year 2009 characterized by a high demand for securities issued by investment grade issuers, such as of Eletrobras. Accordingly, several Brazilian companies used the opportunity to issue notes in the international market. Eletrobras closed, on July 30, 2009, the issuance of bonds in the international market, totaling US$ 1 billion. The proceeds were used as part of the financing fund of Eletrobras.

b) if material deviations between the actual use of proceeds and the proposed use of proceeds disclosed in offering documents happened

There were no deviations in the actual use of proceeds from the bond issuances in the international markets in relation to the proposed use of proceeds set forth in the offering documents.

c) if a deviation has occurred, the motives for such deviation

Not applicable, as there was no deviation between the actual use of proceeds and the proposed use of proceeds set forth in the offering documents.

10.8 – Significant items not disclosed in financial statements

a) assets and liabilities held by the Company, directly or indirectly, not recorded on its balance sheet, such as: i) operating leases, active and passive ii) portfolios of written-off receivables over which the company holds risks and responsibilities, indicating their liabilities; iii) contracts for future purchase and sale of products or services; iv) unfinished construction contracts; and v) contracts for future receipt of funds.

All assets and liabilities held by Eletrobras are recorded on the balance sheet. Eletrobras does not maintain any transaction, agreement, obligation or other commitments in companies whose financial statements are not consolidated with its own or other transactions that can possibly result in a material effect, present or future, on its results or its financial condition, revenues or expenses, liquidity, investments, cash or any other non-recorded items in its financial statements. Accordingly, there are no assets or liabilities held by Eletrobras that are not accounted for on its balance sheet.

b) other items not disclosed in the financial statements

There are no other material items not disclosed in the consolidated financial statements of Eletrobras.

10.9 – Comments about items not disclosed in the financial statements

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

a) how such items change or may change the revenues, expenses, operating results, expenses or other financial items of the issuer's financial statements

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

b) nature and purpose of the transaction

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

c) nature and amount of obligations and rights created in favor of the issuer as a result of the transaction

Not applicable, as there are no other material items not disclosed in the consolidated financial statements of Eletrobras.

10.10 – Business Plan

a) investments, including: i) qualitative and quantitative description of ongoing and estimated investments; ii) sources of funds for the investments; iii) material ongoing and estimated divestments

Capital Expenditures

In the last five years, Eletrobras has invested an average of R$4.8 billion per year in capital projects. Approximately 49% was invested in the generation segment, 33% in the transmission segment and the balance in the distribution segment and other investments.

Our core business is the generation, transmission and distribution of energy and we intend to invest heavily in these segments in the upcoming years.

Companies are now selected to construct new generation units and transmission lines by a tender process. It is, therefore, difficult to predict the precise amounts that Eletrobras will invest in these segments going forward. The Company is, however, working to secure a significant number of new contracts either alone or as part of a consortium including the private sector.

According to the EPE 10 Year Plan, it is estimated that Brazil will have 142,202 km of transmission lines and 171,138 MW of installed generation capacity by 2020. These investments will represent approximately R$220 billion. As the current largest player in the market, Eletrobras expects to participate in the majority of these new investments, for which it expects to use the funding derived from the Company’s net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures in 2011, 2010 and 2009 were R$6,775.2 million, R$5,279.4 million and R$5,190.3 million, respectively, as detailed below (not considering investments made by SPEs, amounting to R$3.1 billion in 2011):

Investment Area - R$ million	2011	2010	2009	% 2011 X 2010
Generation	3,019	2,815	2,621	7.2
Transmission	2,514	1,252	1,755	100.8
Distribution	781	822	518	(5.0)
Others	461	390	297	18.2
Total	6,775	5,279	5,191	28.3

In 2011, the largest projects that stood-out in comparison to 2010 were the following:

  Generation and Transmission
    Furnas: Batalha Hydroelectric Plant and Simplício Hydroelectric Plant.
    Eletronuclear: Angra III Nuclear Plant.
    Eletrosul: São Domingos Hydroelectric Plant and São João Hydroelectric Plant.
    Eletronorte: improvement and reinforcement of the Northern Region transmission system.
    Chesf: irrigation of part of the resettlement area in the Itaparica Hydroelectric Plant, implementation of the Casa Nova wind power plant, expansion of the Northeastern Region transmission system, implementation of the Suape II, Suape III, Recife II and Pirapama II substations.
    CGTEE: Candiota III Thermal Plant.
  Distribution
    Eletrobras Amazonas Energia and Eletrobras Distribuição Piauí: expansion of the rural electricity distribution network – Lightning for All Program (Programa Luz para Todos).
    Eletrobras Distribuição Rondônia: implementation of Porto Velho collector substation.
  Special Purposed Entities (SPEs) projects:>
  Implementation of Porto Velho Rectifier Station.
  Implementation of the Rio Branco – Porto Velho Transmission System.
  Belo Monte, Jirau and Santo Antônio hydroelectric plants.
  Porto Velho (RO)/Araraquara 2 (SP) Transmission Line.
  Oriximiná (PA)/Itacoatiara-Cariri (AM) Transmission Line and Itacoatiara and Cariri (AM) Substations.

  The estimated capital expenditures for the year 2012 is set out in the table below:

Investments	R$ million
Direct Investments (depend of legislative authorization)
Generation	4,182.0
Transmission	3,281.0
Distribution	1,881.3
Others	759.6
Subtotal	10,103.9
Investments through partnerships (Decree n. 7,628/11)
Generation	2,544.4
Transmission	644.1
Subtotal	3,188.5
Total	13,292.4

    Research and Development

    Research and planning activities of Eletrobras are carried out by Cepel, a non-profit entity created in 1974 with the objective of supporting the technological development of the Brazilian electricity sector. Eletrobras is the primary sponsor of Cepel and participates in coordinating environmental planning and energy conservation programs. Cepel’s clients are operating subsidiaries of Eletrobras (including Itaipu and Eletrobras Eletronuclear) and other Brazilian and foreign electric utilities. Cepel’s activities aim to achieve high quality standards and productivity in the electricity sector through technological research and development. Cepel has a network of laboratories to undertake its activities, and maintains technical co-operation agreements with several international electrical energy research and development institutions. Cepel prioritizes strategic and structuring projects, with its activities concentrated in five departments:

      Systems Automation Department: this department focuses on the development of tools to obtain data, real time operation of electric systems and analysis of disturbances;

      Electric Systems Department: this department focuses on the development of methodologies and computer programs that provide conditions for expansion, supervision, control and operation of core systems;

      Special Technologies Department: this department surveys the application of technologies relating to the use of materials for electric installations, energy efficiency and renewable sources, including the analysis of sustainability and economic viability;

      Installation and Equipment Department: this department focuses on the development of technologies to refine equipment used in generation, transmission and distribution of electrical energy (computer models, testing and measuring techniques, monitoring and diagnosis systems); and

      Energy Optimization and Environment Department: this department focuses on the development of methodologies and computer programs for the planning of expansion and operation of interconnected hydrothermal systems and on integrated evaluation of environmental issues.

    Eletrobras has a central group survey center that performs scientific studies, measurements, specialist analyses and other tests and analyses that are relevant to our core operations. This center has a certification from the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute) that allows it to certify electrical equipment. Cepel also focuses on the development of energy efficiency projects including those relating to the generation of electricity from renewable sources such as solar and wind power. As part of this focus, Cepel’s structure includes the following projects: (i) the Centro de Referência para Energia Solar e Eólica Sérgio de Salvo Brito (National Reference Center for Solar and Wind Powered Energy of Salvo Brito); (ii) the Casa Solar Eficiente (Solar Efficient House); and (iii) the Centro de Aplicação de Tecnologias Eficientes (Center for the Application of Efficient Technologies).

    b) acquisitions of plants, equipments, patents or other assets which may materially influence the Company’s productive capacity

    Not applicable, as there were no acquisitions of plants, equipments, patents or other assets which may materially influence Eletrobras’ productive capacity.

    c) new services and products, including: i) description of ongoing research already published, ii) the total amounts spent by the Company in research to develop new products or services, iii) ongoing projects already announced, iv) the total amounts spent by the Company in development of new products or services

    Strategic Technological Planning: With regards to the Strategic Technological Planning, in 2011 a study called the Eletrobras Companies Skills and Technological Mapping, in partnership with Unicamp - Universidade Estadual de Campinas. The product includes a database construction and an analytical document mapping the skills, managerial and technological resources of the companies within Eletrobras’ group and of its main partners for technological cooperation, based on their R&D+I projects portfolio. The conclusions of this study will be used to help defining an integrated managing methodology for the innovation supply chain and for the preparation of the Technological Planning of Eletrobras’ companies.

    Inventory of Products and Projects: During 2011, new specifications and database prototypes were created, containing information capable to help defining the future project portfolios.

    Investment in Training: investment in training for the management of R&D+I: aiming to train its professionals involved in R&D+I, Eletrobras maintains partnerships with research and educational institutions. One of the initiatives maintained in 2011 is the Strategic Management of Technological Innovation, ministered by Universidade Estadual de Campinas (Unicamp) with a 18-month duration. The first class exclusive to Eletrobras commenced the program in 2009, and the second, in 2010. This Program offers R&D+I professionals channels for discussion and reflection. 80 employees already participated in this program.

    Eletrobras Group Laboratory Network (RELASE): The network currently encompasses more than 100 laboratories and technological centers of the Eletrobras Group, gathered in a network of metrology, experiments, research, development and technological innovation, stimulating the exchange of experiences and technical cooperation aiming to improve results. In 2011, the 1st RELASE Seminar took place in Eletrobras Furnas, with the participation of technicians from laboratories of all the companies within Eletrobras Group. The Seminar’s main purpose was to promote integration, discussion and technology as a tool to overcome current and future challenges for all Eletrobras’ companies and for the Brazilian electric power industry.

    Acre’s Energy Excellence Center – CEEAC: The Center, which is being implemented in the State of Acre, results from a partnership between Eletrobras, Universidade Federal do Acre (UFAC), Fundação de Apoio e Desenvolvimento ao Ensino, Pesquisa e Extensão Universitária no Acre (FUNDAPE) and nine other companies. CEEAC will enable the formation, capacitation and qualification of engineers, specialized professionals and researchers for the energy and environmental areas, to act during the different stages of planning, construction, operation and maintenance of electricity generation and transmission projects in the Northern region of Brazil. The proceeds which will be allocated by Eletrobras are up to R$6.3 million.

    Smart Grid – Parintins Project: The  installation of smart grids is an innovative action with the purpose to change the daily routine of the population of Parintins-AM. The project is coordinated by the six distribution companies owned by Eletrobras with the participation of four research and educational institutions: Cepel, Centro de Pesquisa e Desenvolvimento em Telecomunicações - CPqD, Pontifícia Universidade Católica do Rio de Janeiro - PUC-RJ and Universidade Estadual da Amazônia – UEA. The project is comprised of the implementation of a smart system that enables, through sensors installed throughout the distribution network, prompt awareness and immediate intervention in case of failures in the distribution network.

    Internationalization – Uruguay Project – UNDP – G-SEP – Eletrobras: In line with the 2010-2020 Strategic Plan of Eletrobras, Project Uruguay-UNDP-GSEP-Eletrobras is being developed within the Global Sustainable Electricity Partnership (GSEP) together with the United Nations Development Programme (UNDP). The project consists in a small generation system based on biogas in addition to the use of wind power, located in the San José province. The project’s proposal, for the biogas primary source, is based on the basic principle that an organic compound, when submitted to a degradation process without oxygen generates biogas (among other byproducts). The biogas, with approximately 60% of methane (CH4), has large greenhouse potential and, concurrently, large potential for use as fuel.

    Continuity of the Electric Vehicle Project: one of the most important projects developed by Eletrobras’ companies is the Electric Vehicle project. The project’s main goal is to contribute to the development of technology for technically and economically feasible electric cars, promoting the rational and efficient use of energy and environmental protection. This project also has other potential purposes, such as reduction of manufacturing costs, transfer of know-how, development of research, qualification of employees, use of the technology on the Company’s own fleet and to make battery recharging consumption feasible. The project started as a result of an agreement between Itaipu Binacional and Kraftwerke Oberhasli – KWO (the leasing hydroelectric energy company in Switzerland) on August, 2004 and also includes partnerships with automaker Fiat, technology companies, electric power concessionaires and research institutions (from Brazil and Paraguay), making information and knowledge exchange possible.

    Another important action is the continuity of the agreement with the Brazilian Intellectual Property Institute (Instituto Nacional de Propriedade Intelectual – INPI) executed in July, 2010, with the purpose to promote training, technical, scientific, educational and cultural cooperation among the parties.

    International Expansion

    The Company’s strategy to form a portfolio of assets outside Brazil is based on the estimate that up to 10% of the Company’s revenues may derive from international markets up to 2020. Partnerships with local energy companies, such as EBISA, ICE, UTE, ENEL and EPM, are being analyzed, and governmental agreements are under discussion. Eletrobras’ strategy is based on the establishment of minimal return rates for the projects, on its main areas of interest (renewable energy generation projects and electricity transmission) and on markets considered as priorities. Eletrobras’ activities will include planning and construction of projects, as well as acquisitions that may expedite the entrance of the Company in markets deemed as priorities and/or which enable strategic partnerships with or positioning of Eletrobras.

    Other Projects

    In addition to its international expansion project, Eletrobras ordinarily develops feasibility studies for generation, transmission and distribution projects that may increase the Company’s revenues. If those projects are considered feasible and if proper authorization is obtained, Eletrobras may invest in those projects and the transaction will be properly announced to the market.

    Amount spent by Eletrobras in the development of new products and services

    Eletrobras invested R$315.9 million in the development of new products and services for the year ended December 31, 2011, an increase of R$50.8 million when compared to 2010, when such investments totaled R$265.1 million.

    10.11 – Other factors with material influence

    Trend Information

    The Company’s management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with item 4.1 of this Reference Form. Fundamentally, the Company believes these trends will allow the Company to continue to grow its business and improve its corporate image:

      Electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. The Company believes it will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are set by the Brazilian Government each year, Eletrobras believes that these tariffs will continue to increase to the same extent the GDP grows;

      Participation in future auctions will allow Eletrobras to grow: the Company expects to participate in an increasing number of future new energy auctions, as well as new transmission auctions, and will, accordingly need to invest in new power generation plants (hydroelectric, wind, biomass and thermal) and new transmission lines in order to expand the existing grid and keep its current market share. Eletrobras also believes that by focusing on generation and transmission, it will be able to maximize profits by improving efficiency in the Company’s existing infrastructure and capitalizing on opportunities arising from new infrastructure.

      A decrease in regulatory charges once infrastructure investments have been completed: in recent periods, the Company’s financial results have been impacted by regulatory charges regulated by the Brazilian Electric Power Agency (ANEEL). The proceeds of these charges have been used by the Brazilian Government to invest in infrastructure such as the Fuel Consumption Account (CCC) and the RGR Fund. As this infrastructure is completed, the Company believes ANEEL will decrease the levels of regulatory charges, which will have a positive effect on its financial results. However, Eletrobras does not believe there will be any changes in the short term. Moreover, the Company believes that the completion of these infrastructure projects will have a beneficial effect on its ability to grow its business.

      Revenues from third parties for maintenance of facilities: although the core of the Company’s business will remain the generation and transmission segments, Eletrobras has successfully increased its revenues in recent periods by using its expertise to provide maintenance services for other companies in our industry. The subsidiary Eletronorte has been the key conduit for this. Eletrobras expects this trend to continue, thereby improving its financial position; and

      An increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts Eletrobras in various ways, including dealing with social and political issues that may arise when the Company seeks to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for Eletrobras will be to balance these environmental concerns against the growth of its business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for electric power facilities, which similarly imposes cost pressure challenges on these projects.

    11.1 - Disclosed Forecasts and Assumptions

    Eletrobras does not disclose forecasts, in accordance with the option granted by article 20 of CVM Instruction n. 480/09.

    See item 10.10 of this Reference Form for further information about future investments estimated by the Company.

    11.2 – Monitoring and changes to disclosed forecasts

    In the last three fiscal years, the Company did not disclose any forecasts.

    12.1 – Description of the Company’s corporate structure

    Eletrobras’ main management and governance bodies, formally established and with regular functions, are: (i) the Shareholders’ Meetings; (ii) the Board of Directors; (iii) the Board of Executive Officers; and (iv) the Fiscal Council.

    Pursuant to the applicable law and its by-laws, Eletrobras’ management is performed by its Board of Directors and its Board of Executive Officers. Only Brazilian citizens are eligible to be members of Eletrobras’ management. Members of the Board of Directors and of the Board of Executive Officers may be shareholders or not, but, in any case, a security may be required, as set forth in article 148 of Brazilian Corporate Law.

    Eletrobras also has internal committees specialized in specific subjects aligned with Eletrobras’ interests.

    a) Responsibilities of each board and committee:

    a.1) Shareholders Meetings

    See item 12.2 below.

    a.2) Board of Directors

    The Board of Directors is a deliberative collegiate board, responsible for establishing the Company’s main business guidelines, by initiative of its members or by proposal of the Board of Executive Officers. The Board of Directors is also responsible for Eletrobras’ highest control practices, for the oversight of compliance to the guidelines set and for monitoring the execution of approved programs and the Company’s results.

    The duties designated to the Board of Directors by Eletrobras’ by-laws, in addition to those provided by Law, are the following:

    I - to decide on the organization of subsidiary companies or the termination of the Eletrobras participation in these companies;

    II – to discuss the association, directly or through subsidiaries or controlled companies, whether including the allocation of funds or not, for incorporating consortia or acquiring equity interests, whether controlling or not, in Brazil or abroad, which are intended, directly or indirectly, to explore the electric power generation or transmission pursuant to a concession or authorization;

    III – to define the policy for granting loans and financings, provided that no loans shall be granted to directors, supervisory directors, employees and to the controlling shareholder;

    IV - in addition to the duties imposed by Law to the Board of Directors, to act and approve financial contracts with amounts exceeding 0.02% of the Company`s Shareholders’ Equity, including, without limitation, grants of financing to public utility electric power companies controlled by Eletrobras and the obtainment of loans in Brazil and abroad;

    V - to approve the provision of security to loans obtained in Brazil or abroad, on behalf of public utility electric power companies under its control;

    VI - to decide on the organization of technical and scientific research entities which interest the electric power industry, as well as on granting loans and posting securities to those entities under its control;

    VII – to convene the Shareholders Meeting, pursuant to the Brazilian Corporate Law, or whenever the Company deems convenient;

    VIII- to determine the duties of the members of the Board of Executive Officers;

    IX - to propose capital increases, issuance of shares, subscription warranties and debentures by Eletrobras to the Shareholders Meeting, except as described in item X;

    X – to authorize the purchase of its own shares, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible securities and simple, non-convertible debentures;

    XI - to decide on the negotiation of shares or debentures;

    XII - to authorize the sale of permanent assets and the creation of liens or pledges over such assets;

    XIII - to approve the revenues estimates, general allocation of expenses and investments estimates for Eletrobras in each fiscal year, overseeing the application of the funds;

    XIV - to elect and to dismiss the Company`s Executive Officers, to oversee its members, and to exam, at any time, Eletrobras’ books and reports;

    XV - approve the management reports and internal controls, as well as the accountability of Executive Officers;

    XVI - to select and to dismiss the Company’s independent auditors and to select and to dismiss the custodian of Eletrobras’ shares, responsible for the registration of the shares, in book-entry form, pursuant to the 1st paragraph of Article 7th of the by-laws;

    XVII - to establish the main guidelines of the Company’s corporate organization;

    XVIII – to select Eletrobras’ representatives to be appointed as members of the management of subsidiaries and associated companies, preferably, employees of Eletrobras or of its subsidiaries;

    XIX - to decide on expropriations;

    XX - to decide on relevant matters regarding Eletrobras’ activities;

    XXI - to prepare and to amend Eletrobras internal regulations;

    XXII - to decide on the distribution of interim dividends and on the payment of interest on shareholders’ equity, as proposed by the Board of Executive Officers, pursuant to Article 33, item XI of the by-laws;

    XXIII – to grant vacations or licenses to the CEO;

    XXIV - to establish the number of bona fide positions in Eletrobras’ superior management instances, pursuant to the terms of item II, Article 52 of the by-laws;

    XXV – to approve the signing of the corporate performance goals agreements (Contratos de Metas de Desempenho Empresarial – CMDE), by means of which the companies of the Eletrobras Group agree to comply with the strategic guidelines set forth therein and to observe the strategic guidelines established by the controller’s department;

    XXVI – to evaluate the performance of the Board of Executive Officers and of the Board of Directors, in accordance with criteria established by internal regulations, aiming to assist shareholders in the process of reelecting officers and directors;

    XXVII – to decide on the creation, termination and operation of committees to support the Board of Directors in more detailed discussions about strategic studies, in accordance with law;

    XXVIII - to decide on cases not set forth in the by-laws; and

    XXIX – to submit to the Shareholders Meeting’s approval the management report, the balance sheet, the income statement, the statement of accrued profit and loss, the statement of sources and use of funds, as well as the proposal for the dividends distribution and the allocation of the exceeding amounts, including its opinion, the Fiscal Council opinion and the independent auditors report.

    Items 12.6 and 12.8 list the names, functions, appointment dates, applicable rules and other information regarding the Company’s Directors.

    a.3)          Board of Executive Officers

    The Company’s Board of Executive Officers is comprised of six positions: Chief Executive Officer, Management Officer, Distribution Officer, Generation Officer, Chief Financial and Investor Relations Officer and Transmission Officer. The Executive Officers are appointed by the Board of Directors, and the Chief Executive Officer is selected among the Directors, apart from the Chairman. The meetings are held weekly and matters discussed are related to management of the Eletrobras Group businesses, based on the strategic guidelines established by the Board of Directors.

    The Board of Executive Officers meets ordinarily every week, or extraordinarily whenever convened by the majority of its members or by the Chief Executive Officer. The Board of Executive Officers determines the general policy applicable to Eletrobras activities, is responsible for the matters relating to the business and daily operations of Eletrobras and is the higher instance for the implementation of the aforementioned guidelines. Pursuant to Eletrobras by-laws, the members of the Board of Executive Officers are not allowed to take part in discussions or to vote on matters in which they are otherwise interested. In addition, the Executive Officers may not serve as managers or consultants in private companies related to the electric power industry, except for Eletrobras’ subsidiaries, controlled companies, specific purpose entities and concessionaires controlled by the government in which Eletrobras holds equity interests.

    In carrying out its duties, the Board of Executive Officers, especially:

    I - submit to the Board of Directors’ approval, proposals of fundamental guidelines of Eletrobras’ corporate organization, as well as the examination, decision and approval of from the matters listed under items I to XXV of Article 25 of the by-laws, except for item “XXI”;

    II – manage Eletrobras, implement all actions and measures necessary for the faithful execution of guidelines and resolutions passed by the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, to act and approve financial contracts with amounts exceeding 0.02% of the Company`s Shareholders’ Equity, including, without limitation, grants of financing to public utility electric power companies controlled by Eletrobras and the obtainment of loans in Brazil and abroad;

    III - establish administrative, technical, financial and accounting rules applicable to Eletrobras;

    IV – prepare the Company’s budgets;

    V – approve changes in Eletrobras organizational structure under its supervision, including the creation, termination and operation of committees linked thereto;

    VI - approve plans on admission, career, access to benefits and discipline applicable to the Company’s employees;

    VII - approve the names indicated by the Directors to occupy positions directly under their supervision;

    VIII - issue an opinion for the admission, praise, punishment, transfer and dismissal of employees directly subordinated to the Executive Officers;

    IX – designate duties to the Executive Officers allowing individual decisions on matters included within the scope of their positions;

    X - delegate powers to members of the Board of Executive Officers and employees for the approval of expenses, establishing limits and conditions;

    XI – authorize, pursuant to the terms of applicable law, the Company’s employees to perform technical or professional development activities which are essential to its institutional mission abroad;

    XII - prepare, for each fiscal year, the balance sheet, the income statement, the statement of accrued profit and loss, the statement of sources and use of funds, as well as the proposal for the dividends distribution and the allocation of the exceeding amounts, to be submitted for appreciation by the Board of Directors and its Fiscal Council, and for the examination and approval by the Shareholders Meeting;

    XIII - prepare plans for the issuance of convertible securities and debentures, submitted to the Board of Directors, which shall deliberate about such plans or submit them to the Shareholders’ Meeting, according to the case;

    XIV - establish administrative, technical, financial and accounting norms for the subsidiaries or entities in which Eletrobras has controlling interests;

    XV - control the activities of subsidiaries, controlled companies and entities in which Eletrobras holds a majority interest;

    XVI - appoint representatives of Eletrobras to participate in shareholders’ meetings of companies in which it holds an equity interest, providing its representatives with voting instructions;

    XVII - decide about the appointment of independent auditors for the subsidiaries;

    XVIII - issue its opinion on power generation concessions applied before ANEEL, including on technical, economic and financial compliance of nuclear power plants projects to the electric power concessionaires system; and

    XIX – conduct the activities designated by the Board of Directors.

    Item 12.1(d) of this Reference Form lists information on specific duties for each Executive Officer.

    Items 12.6 and 12.8 of this Reference Form list the names, appointment date and other information regarding the Company’s Executive Officers.

    a.4)          Fiscal Council

    The Fiscal Council had its internal regulations amended in 2006 in order to comply with the requirements of Sarbanes-Oxley (SOX). Eletrobras’ Fiscal Council is permanent and is comprised of five members appointed by the Annual Shareholders Meeting, for a one year term-of-office: three members are appointed by the controlling shareholder (one is appointed by the Ministry of Finance, representing the National Treasury), one member is appointed by the minority common shareholders, and another member by the preferred shareholders. The Fiscal Council convenes on a monthly basis and, whenever necessary, joint meetings with the Board of Directors are held.

    Members of the Fiscal Council shall meet regularly once a month and extraordinarily whenever convened by the Chairman of the Board of Directors, by the Company’s CEO or by any Executive Officer. The minimum quorums required for meeting and approval of matter in the Fiscal Council are of at least three members.

    The Fiscal Council has the following duties established by Eletrobras’ by-laws, in addition to other duties imposed by law:

    I - to supervise, through any of its members, the actions of the managers and to check the accomplishment of its legal and statutory duties;

    II - to issue an opinion on the annual management report, including all additional information deemed necessary or useful to the Shareholders deliberation;

    III - to issue an opinion on the management proposals submitted to the Shareholders’ Meeting regarding changes to the capital stock, issuance of debentures or subscription warranties, investment plans or budgets, dividends distribution, transformation, incorporation, merger or spin-off;

    IV - to inform management, through any of its members,  and in the event that management does not implement the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes detected by the Fiscal Council, and to suggest the proper responses thereto;

    V - to convene the Annual Shareholders Meeting in the event management delays the proper calling for more than one month, and to convene the Extraordinary Shareholders Meeting whenever there are urgent motives or reasons, listing the matters deemed as necessary in the meeting`s agenda;

    VI - to analyze, at least quarterly, the balance sheet and other financial statements prepared on a regular basis by Eletrobras;

    VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and

    VIII - to perform the duties set forth on items I to VII in the event of liquidation of Eletrobras.

    See items 12.6 and 12.8 below, in order to check the respective names, appointment date and other information about the members of the Fiscal Council.

    a.5)      Committees

    Eletrobras has seven permanent, and non-statutory committees responsible for advising Eletrobras’ management, which are:

    Eletrobras Group Investments Committee (Comitê de Investimento do Sistema - Cise)

    Its purpose is the issuance of opinions about the opportunities and investment priorities the Eletrobras group companies, related to concessions or authorizations of electric power public utility services.

    Financial Hedge Committee (Comitê de Hedge Financeiro)

    Eletrobras manages its market risks through its Financial Hedge Committee, subordinated to the Financial Officer, whose main function is to present strategies and hedging instruments to Eletrobras’ Board of Executive Officers for approval. In addition, the Company maintains, at a corporate level, a Risk Committee, subordinated to its Board of Executive Officers, and a department responsible for management of corporate risk and internal controls. Eletrobras’ Board of Directors, ratified, on April, 2011,  Eletrobras’ Policy for Risk Management (Política de Gestão de Riscos das Empresas Eletrobras), which applies to all companies and defines principles, guidelines and responsibilities regarding the risk management process. The Financial Hedge Policy is perfectly consistent with the Corporate Risk Policy.

    The Financial Hedge Committee is a non-statutory body, comprised of by six members, coordinated by the Chief Financial Officer and of the following areas: (i) Investments Management Department (Departamento de Administração de Investimentos – DFI); (ii) Budget Planning Department  (Departamento de Planejamento Orçamentário – DFO); (iii) Accounting Department (Departamento de Contabilidade – DFC); (iv) Risk Management and Control Compliance Department (Departamento de Gestão de Riscos e Conformidade de Controles – PGA); and (v) Business Development Department (Departamento de Desenvolvimento de Negócios – DFN) (the latter without voting rights).

    The main duties of the Financial Hedge Committee are (i) to indentify and monitor the hedge needs of Eletrobras group; (ii) to perform the primary evaluation of compliance of strategies and hedge instruments to the risk standards established by Eletrobras; (iii) to approve financial hedge instruments; (iv) to approve amounts and reference rates to instruments negotiation; (v) to approve the adequate moment when the instruments will be contracted; and (vi) to supervise instruments results, verifying its compliance to the guidelines established by Eletrobras’ Board of Executive Officers.

    Risk Committee

    The Risk Committee duties are: (i) to approve, in conjunction with the risks committees of the Eletrobras group companies, the risk management policy of Eletrobras, as well as their indicators, linking them to the business rules of the Eletrobras group; (ii) define the appetite and Eletrobras risk tolerance,  to define the limits of variation of the risk appetite curve, and validate the risk defined by the committees of Eletrobras' companies; (iii) to validate the risks matrix of Eletrobras, and ensure its regular review; (iv) to monitor the implementation of the Integrated Risk Management (Gestão Integrada de Riscos - GIR) in companies through the Risk Management and Control Compliance Department (PGA) and local managers; (v) to define the criteria for prioritization of risks to be carried out by the PGA; (vi) to appoint and monitor material risks or risks that might compromise the achievement of corporate strategies; (vii) to define the order of priority and actions for the treatment of risks consolidated by the risk department, and the allocation of funds for this purpose; (viii) to adopt appropriate policies and to monitor and report environments to support effective management of material risks; (ix) to review and evaluate the effectiveness of work processes of the GIR (identification, assessment, treatment and monitoring); (x) to report to the governing body (Board of Executive Officers and Board of Directors) the management process; (xi) to evaluate the performance of risk indicators in order to align them with the company’s strategic indicators; (xii) to coordinate the activities of risks committees of the Eletrobras' group companies; (xiii) to convene the coordinators of Eletrobras’ group risks committees in specific situations that demand strategic actions for risk management; (xiv) to act as an arbitration board in situations involving disputes between the PGA and risk owners.

    Sustainability Committee

    This committee  advises the Board of Directors and its main duties are: (i) monitoring the sustainability actions of Eletrobras group; (ii) the analysis, implementation, monitoring and evaluation of sustainable management tool results, internationally recognized; and (iii) the preparation of sustainability reports and immediate compliance to the requirements of the Global Compact (Pacto Global) an initiative of the United Nations - UN, which main purpose is motivate the corporate international community to adopt, in its business practices, basic principles internationally accepted on human rights, labor relationships, environmental and anti-corruption areas.

    Committee for Compensation and Personnel Management

    The incorporation of the Committee of Compensation and Personnel Management was approved in 2011, however its members have not been appointed yet. This committee will be responsible for advising the Board of Directors on the achievement of its responsibilities as Eletrobras superior guiding body. Its specific assignments are the analysis, monitoring and advising about matters related to compensation and personnel management through the monitoring of the policy for organizational development and mechanisms to encourage staff retention, monitoring of human resources policies and practices,  monitoring of the implementation of the variable compensation policy, which purpose is to encourage individual and group development, and the evaluation of the mechanisms of succession and information management instruments.

    Eletrobras Group Information Technology, Telecommunication and Automation Committee (Comitê de Tecnologia da Informação, Telecomunicação e Automação do Sistema Eletrobras - Cotise)

    Cotise’s main tasks are the formulation of the Integrated Policy of Information Technology, Telecommunication and Automation for the  Eletrobras Group, coordinating the establishment of procedures, controls, models, standards and tools required to implement such policy and its supervision .

    Strategic Committee for Supply Logistics (Comitê Estratégico de Logística de Suprimento - Celse)

    Celse is responsible for managing the Policy for Supply Logistics of Eletrobras. It promotes the increase of efficiency and competitiveness of Eletrobras group, strengthens the purchase of power and reduces the cost of acquisition and management of goods and services. Its duties are: (i) the overall planning of the supply, with adjustment to the best practices; (ii) to promote negotiation among companies to balance supply and demand of goods and services; (iii) data exchanges and management experience; (iv) promotion of technological training and development of companies and capacitation of employees in supply logistics; and (v) to encourage the engagement of suppliers to actions of corporate citizenship and environmental responsibility.

    For further information about the composition of each committee and identification of each of their members, see item 12.7 of this Reference Form.

    b)         Date of Establishment of the Fiscal Council, if  not permanent, and date of  creation of committees.

    Eletrobras’ Fiscal Council is permanent. For further information about the Fiscal Council, see item 12.1 (a.4) above.

    Eletrobras’ committees were created on the dates indicated below. For further information about the duties of each committee, see item 12.1 (a.5) of this Reference Form.

Committee’s Name	Date of Creation

Eletrobras Committee Investments Committee (Cise)	December 10, 2008.

Financial Hedge Committee	July 17, 2009.

Risks Committee	December 16, 2009.

Sustainability Committee	November 14, 2006.

Committee for Compensation and Personnel Management	December 16, 2011.

Eletrobras Group of Information Technology, Telecommunication and Automation Committee (Cotise)	September 02, 2009.

Strategic Committee for Supply Logistics (Celse)	July 21, 2009.

    c)         Mechanisms for evaluating the performance of each management body or committee

    Eletrobras do not evaluate its committees’ performance. In 2011, a formal evaluation procedure for the Board of Directors and the Board of Executive Officers’ members was approved. The first evaluation cycle will occur before April, 2012. The evaluation procedures of the Board of Directors and the Board of Executive Officers will be conducted by the Compensation and Personnel Management Committee, approved by the Board of Directors, as soon as its members are appointed. The evaluation will occur on an annual basis and the results will be presented to the Chairman of the Board of Directors and to the Chief Executive Officer, who are responsible for presenting the results to the other members of their respective boards on a feedback meeting.

    d)         Individual assignments and duties of the members of the Board of Executive Officers

    Eletrobras’ Board of Executive Officers is comprised of  the Chief Executive Officer and Five other positions:

    ➢  Management

    ➢  Distribution

    ➢  Transmission

    ➢  Generation

    ➢  Financial and Investor Relations.

    The Chief Executive Officer: (i) is the primary responsible for  Eletrobras’ business; (ii) represents Eletrobras in judicial or extrajudicial claims, or before any company, shareholders or the general public, with the possibility of delegation of such powers to any Director or Executive Officer, as well as appoint representatives, attorneys, agents or trustees; (iii) presides Eletrobras’ Shareholders’ Meetings; (iv) hires and dismisses employees; (v) formalizes the appointments approved by the Board of Executive Officers; (vi) orders the publication of Eletrobras annual activities report; (vii)  jointly with other Executive Officer, manages Eletrobras financial resources and signs acts and agreements, such assignment can be delegated to other Executive Officers and attorneys or Eletrobras employees, through the consent of the Board of Executive Officers; (viii) ratifies, pursuant the applicable law, the act of Eletrobras group entities that resolves for the removal to another country  of its respective employees, except in the cases predicted on the by-laws; and (ix) appoints an election commission, in order to organize the appointment of the employees’ representative on the Board of Directors, declare the winning candidate and report the election’s result to the controlling shareholder so he/she can take the necessary actions to designate the employees’ representative at the Board of Directors.

    The Management Officer is responsible for:

    (i) coordinating the collective bargaining process of Eletrobras Group companies; (ii) implementing goals and profit sharing plans in Eletrobras Group companies; (iii) preparing studies and support simulations for agreements with government authorities on wage policy; (iv) keeping the information of Eletrobras Group companies concerning the remuneration policies of its employees consolidated; (v) monitoring the activities of labor unions of the Electric Power Industry; (vi) the management of the FDT (Technological Development Fund), encouraging the development of institutions such as schools, universities, technical schools and training centers on matters related to the interests of the Company and of the Electric Power Industry; (vii) supervising the planning, training, organization, standardization and information management of Eletrobras and of identical actions for the National Electric Power Industry; (viii) promoting training and development of  electric power companies, pursuant the complementary needs and the management of the Training and Development indicators of Eletrobras and the electric power industry; (ix) coordinating and performing the routine tasks to organize employees’ business trips; (x) running the program and meeting the needs of local, personnel and material transportation, by controlling the proper use of company vehicles; (xi) managing the reproduction of documents, directly or through third parties, controlling the copy center and equipment allocated in organizational units, producing printed and other graphic services, (xii) guiding  and executing, directly or through third parties, tasks related to the Board of Executive Officers pantry and dining room; (xiii) collecting, registering and distributing the documentation for internal circulation and performing the reception, screening and registration, as well as shipping and distribution of mail outside the company, (xiv) maintaining the company’s vehicle fleet, proposing its replacement and sale when necessary; (xv) identifying, monitoring, registering and managing company’s assets; (xvi)  coordinating and running the company’s paper recycling program; (xvii) managing Eletrobras' own and rented real estate, (xviii) controlling and managing the insurance of chattels and real estate occupied by the company; (xix) planning and controlling the internal security system in order to ensure the protection of property and people in the company.

    The Distribution Office is responsible for:

    (i)    leading the distribution business expansion, as well as continuously monitoring the safety of Eletrobras electric power distribution system (ii) monitoring and evaluating the policies, strategies and implementation of projects in the electric power distribution arena related to the ordinary technical, commercial and shared services of its subsidiaries; (iii) evaluating and monitoring the policies, management strategies of energy risk, and commercialization of the subsidiaries electric power distribution, (iv) promoting and centralizing technical and institutional relationships with government entities and regulation agencies in the electric power distribution field.

    The Generation Officer is responsible for:

    (i)    leading the generation business expansion, and continuously monitoring the safety of electric power generation system of Eletrobras’ companies; (ii)  monitoring the generation activities development and the electric power trading; (iii) setting the guidelines and monitoring the operational development and maintenance programs for operational units; (iv) promoting the exploitation of synergies and the best commercial practices for the generation business; (v) coordinating studies and generation expansion plans; (vi) monitoring and implementing investments programs and generation projects; and (vii) coordinating environmental management actions, in order to guide and standardize Eletrobras group procedures and to monitor the related actions of the generation segment.

    The Transmission Officer is responsible for:

    (i)    leading the transmission business expansion, and continuously monitoring the safety of electric power transmission system of Eletrobras’ companies; (ii)  monitoring of the electric power transmission activities development; (iii) setting the guidelines and monitoring the operational development and maintenance programs for operational transmission lines and substations; (iv) coordinating studies and transmission expansion plans; (v) promoting the exploitation of synergies and the best commercial practices for the transmission business; (vi) monitoring and implementing investments programs and transmission projects; and (vii) coordinating environmental management actions, in order to guide and standardize  Eletrobras group procedures and to monitor the related actions of the transmission segment.

    The Chief Financial and Investor Relations Officer is responsible for:

    (i)    planning and executing guidelines and policies for the granting and management of funding by Eletrobras; (ii) setting and executing the financial funding policy; (iii)  planning and executing activities related to budget and to financial, accounting and tax management; and (iv) setting, executing and evaluating Eletrobras’ financial and economical planning;

    The CEO and the other Executive Officers, in addition to their own duties and responsibilities, are responsible for the management of the activities assigned by the Board of Directors.

    e)         Mechanisms for evaluating the performance of the members of the Board of Directors, Board of the Executive Officers and committees:

    Eletrobras do not evaluate performance of its committees. In 2011, a formal evaluation procedure for the Board of Directors and the Board of Executive Officers members was approved. The first evaluation cycle will occur before April, 2012. The evaluation procedures of the Board of Directors and the Board of Executive Officers will be conducted by the Compensation and Personnel Management Committee, approved by the Board of Directors, as soon as its members are appointed. The evaluation will occur on an annual basis and the results will be presented to the Chairman of the Board of Directors and to the Chief Executive Officer, who are responsible for presenting the results to the other members of their respective boards on a feedback meeting.

    12.2 – Rules, policies and practices related to shareholders’ meetings

    a)    deadlines for calling notices

    Eletrobras does not observe any particular practice related to convene its shareholders’ meetings, different from those set forth by the applicable law, because it believes that the rules set by the law are sufficient to ensure the right of its shareholders to attend to the meetings. Pursuant to Brazilian Corporate Law, Eletrobras’ Shareholders’ Meetings are convened by means of a notice published for 3 consecutive days on the Official Federal Gazette and on other widely known newspaper. The first call shall be made at least 15 days before the meeting and the second call shall be made at least 8 days before the meeting. However, CVM has the power to demand that the first call be made at least 30 days before the meeting, if required by any shareholder and after Eletrobras consent.

    b)    competence

    The Shareholders’ Meeting is responsible to decide on the following matters, in addition to those set forth by law:

    I - sale of all or part of shares of capital stock of its subsidiaries or Eletrobras;

    II - increase of capital by subscription of new shares;

    III - waiver of rights to subscription of shares or debentures convertible into shares of subsidiaries;

    IV - issuance of debentures convertible into shares or sale of these debentures held in treasury;

    V - sale of convertible debentures held by Eletrobras issued by subsidiaries;

    VI - issuance of any bonds or other securities in the country or abroad;

    VII - demerger, merger or incorporation;

    VIII - exchange of shares or other securities; and

    IX - redemption of shares of one or more classes, regardless of approval of Special Shareholders’ Meetings of the classes affected.

    c)    addresses (physical or electronic) where the documents related to Shareholders’ Meetings will be available for consultation by shareholders

    Physical: (i) Setor Comercial Norte, Quadra 4-BL-B-No.100, Torre C, sala 203, Centro Empresarial Varig, Bairro Asa Norte, ZIP Code 70714-900, Brasília - DF; (ii) or Av. Presidente Vargas, 409 - 9º floor, Edifício Herm Stoltz, Centro, ZIP Code 20071-003, Centro - Rio de Janeiro - RJ.

    Websites: www.eletrobras.com; www.cvm.gov.br; and  www.bmfbovespa.com.br.

    d)    conflict of interests identification and management

    Eletrobras’ by-laws provides that the manager must not intervene in any corporate operation or deliberation, if his interests conflicts with those of Eletrobras. The manager in such position has the duty to inform the other managers of his lack of capacity and document the nature and extension of his interests on the Board Meeting’s Minutes. Nevertheless, it is permitted that interested managers sign agreements and conduct deals with the Company if the conditions are reasonable, equitable and identical to those usually practiced on the market or under which the Company would agree with a third party.

    Eletrobras conflicts of interests are identified pursuant the terms of the Brazilian Corporate Law and managed by the Chairman of the Board of Directors.

    e)    Managers’ proxy requests regarding voting rights

    Eletrobras does not have any rules, policies or practices related to managers’ proxy requests regarding voting rights.

    f)     formal procedures deemed necessary for proxy acceptance, indicating if the Company accepts electronic proxies granted by shareholders

    Pursuant to CVM Normative Instruction n. 481, Eletrobras requires, as prerequisite for admission at a Shareholders’ Meeting, the presentation of the following documents by shareholders or their attorneys, up to seventy two hours before the meeting:

    -    an official identity document, with photo;

    -    certified copy of the by-laws/articles of association, in case of corporate entities;

    -    original or certified copy of the proxies granted by the shareholder; and

    -    the shareholding statement granted by the custodian, demonstrating the shareholder condition.

    Pursuant Brazilian Corporate Law, Shareholders may be represented at a Shareholders’ Meeting by attorneys-in-fact,, appointed in the last 12 months, who is, a shareholder of the company; a Brazilian lawyer; or a member of the Company  management. On publicly-held companies, such as Eletrobras, the attorney-in-fact can also be also a financial institution. The investment funds’ manager represents the quotaholders.

    Pursuant the by-laws, the shareholder can be represented by an attorney-in-fact on Eletrobras’ Shareholders’ Meetings, pursuant article 126 of Brazilian Corporate Law.  The signature notarization is not required on the proxy instruments granted by non-resident shareholders and by owners of depositary receipts, but the proxy instrument must be filed at Eletrobras’ headquarters up to seventy two hours before the date of the Shareholders’ Meeting.

    The shareholder represented by attorneys-in-fact, must file on Eletrobras’ headquarters, before the Investor Relations Office, the proxy instrument, pursuant the article 126 of Brazilian Corporate Law, in order to be able to participate on the Shareholders’ Meeting. The Attorney-in-fact or a legal representative must attend the Shareholders’ Meeting carrying his identification documents.

    Eletrobras does not accept electronic proxies granted by shareholders.

    g)    maintenance of forums or websites destined to receive and broadcast shareholders’ comments on the meeting’s agenda

    Eletrobras does not maintain forums or websites destined to receive or broadcast shareholders’ comments on the meeting’s agenda.

    h)    Live broadcast of meetings’ video and/or audio

    Eletrobras does not live broadcast video or audio of its meetings.

    i)     mechanisms destined to enable the inclusion of shareholders’ proposals on the agenda

    Eletrobras does not adopt yet a policy or mechanism destined to enable the inclusion of shareholders’ proposals on the agenda of its shareholders’ meetings.

    12.3 – Dates and newspapers where the information required by Law n. 6,404/76 is published

Fiscal year	Publication	Newspaper - State	Date
12/31/2011	Financial Statements	Correio Brasiliense - DF	04/26/2012
		Diário Oficial da União – DF	04/26/2012
		Valor Econômico – RJ	04/26/2012
	Notice to Shareholders communicating the financial statements availability	Correio Brasiliense – DF	04/17/2012
		Diário Oficial da União - DF	04/17/2012
		O Globo – RJ	04/17/2012
		Valor Econômico - RJ	04/17/2012
	Call notice of the Annual Shareholders Meeting which decided on the financial statements	Correio Brasiliense - DF	05/03/2012
		Diário Oficial da União - DF	05/03/2012
		O Globo – RJ	05/03/2012
		Valor Econômico - RJ	05/03/2012
	Minutes of the Annual Shareholders Meeting which decided on the financial statements	Correio Brasiliense - DF	05/18/2012
		Diário Oficial da União - DF	05/18/2012
		O Globo – RJ	05/18/2012
		Valor Econômico - RJ	05/18/2012
12/31/2010	Financial Statements	Valor Econômico - RJ	06/01/2011
		Correio Brasiliense - DF	06/01/2011
		Diário Oficial da União - DF	06/01/2011
		O Globo – RJ	06/01/2011
	Notice to Shareholders communicating the financial statements availability	Correio Brasiliense – DF	05/16/2011
		Diário Oficial da União – DF	05/16/2011
		Valor Econômico - RJ	05/16/2011
		O Globo – RJ	05/16/2011
	Call notice of the Annual Shareholders Meeting which decided on the financial statements	Diário Oficial da União – DF	05/16/2011
		Correio Brasiliense - DF	05/16/2011
		Valor Econômico – RJ	05/16/2011
		O Globo – RJ	05/16/2011
	Minutes of the Annual Shareholders Meeting which decided on the financial statements	Correio Brasiliense – DF	06/20/2011
		Diário Oficial da União - DF	06/20/2011
		O Globo – RJ	06/20/2011
		Valor Econômico - RJ	06/20/2011
12/31/2009	Financial Statements	O Globo - RJ	04/20/2010
		Diário Oficial da União - DF	04/20/2010
		Correio Brasiliense - DF	04/20/2010
		Tribuna da Imprensa - SP	04/20/2010
		Valor Econômico - DF	04/20/2010
		Valor Econômico - RJ	04/20/2010
	Notice to Shareholders communicating the financial statements availability	Correio Brasiliense – DF	03/31/2010
		Diário Oficial da União - DF	03/31/2010
		O Globo – RJ	03/31/2010
		Valor Econômico - RJ	03/31/2010
	Call notice of the Annual Shareholders Meeting which decided on the financial statements	Diário Oficial da União – DF	03/31/2010
		Correio Brasiliense - DF	03/31/2010
		Valor Econômico - RJ	03/31/2010
		O Globo – RJ	03/31/2010
		Valor Econômico – DF	03/31/2010
03/31/2010
	Minutes of the Annual Shareholders Meeting which decided on the financial statements	Jornal do Brasil - RJ	05/21/2010
		Valor Econômico - DF	05/24/2010
		Valor Econômico - RJ	05/24/2010
		Diário Oficial da União - DF	05/24/2010
		O Globo – RJ	05/24/2010
		Correio Brasiliense - DF	05/24/2010

    12.4 – Rules, policies and practices related to the Board of Directors

    The Board of Directors is comprised of ten members, appointed by the Shareholders’ Meeting, when the Chairman will be appointed, with a term of office not longer than one year, with possibility of reappointment.

    As our majority shareholder, the Brazilian Government has the right to appoint seven members of our Board of Directors, of which six are appointed by the MME and one by the Planning, Budget and Management Ministry. The other common shareholders have the right to elect one member, and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member. One of the members of the Board of Directors is appointed President of the company.

    On December, 2010, the Brazilian President endorsed Law n. 12,375, which revokes the requirement of a previous specific presidential decree to approve statutory changes in Eletrobras. Currently, the changes’ approval is conducted internally, by the Board of Executive Officers and the Board of Directors, and, finally, the approval by the Extraordinary Shareholders’ Meeting, just like any company subject to Brazilian Corporate Law.

    The Board of Directors transacts business in the presence of the majority of its members and decides upon the votes of the majority of the members attending the Board of Directors’ Meeting. The Board’s Chairman is entitle to the casting vote, besides the individual vote. See item 12.1 (a.2) of this Reference Form, for further information about the Board of Directors assignments.

    a) Frequency of meetings

    The Board of Directors ordinarily meets once a month and when called by the majority of the Directors or the Chairman.

    b) Dispositions of shareholders’ agreement which establishes restrictions or subordination of the Directors’ voting rights, if any

    Not applicable, because there is no shareholders’ agreement filed in Eletrobras’ headquarters.

    c) rules for identification and management of conflict of interests

    The conflicts of interests are identified pursuant Brazilian Corporate Law and managed by the Chairman of the Board of Directors. Pursuant Brazilian Corporate Law, the Directors are prohibited to vote in any general meeting or to function in matters in which they are otherwise interested.

    In addition, pursuant Eletrobras’ by-laws, the Directors appointed by Eletrobras’ employees is not allowed to participate in debates or deliberations about matters concerning labor union relations, compensation, benefits and advantages, including matters related to supplementary and assistance pensions, because of conflict of interests.

    Finally, its not permitted the appointment for the Board of Directors, except if otherwise decided by the Shareholders’ Meeting, of person who: (i) works at  competitor companies, specially if this person functions as director, auditor or member of advisory committees; (ii) has conflicting interests with Eletrobras; and (iii) already functions as a Director in more than five companies, including Eletrobras.

    12.5 – Description of the arbitration clause predicted on Eletrobras’ by-laws

    Not applicable, because there is no arbitration clause predicted on Eletrobras’ by-laws.

    12.6 / 8 – Composition and professional experience of the managers and the members of the Fiscal Council

Name	Age	Management body	Appointment date	Term of office
CPF	Profession	Position occupied	Investiture date	Was appointed by the controlling shareholder?
Other positions held in the company
Armando Casado de Araujo	54	Member of the Board of Executive Officers only	04/26/2012	3 years.
671.085.208-34	Business manager	12 - Investor Relations Officer	04/26/2012	Yes
Member of the Financial Hedge Committee
Miguel Colasuonno	71	Members of the Board of Executive Officers only	04/26/2012	3 years.
004.197.618-53	Economist	Management Officer	04/26/2012	Yes
Does not hold any other office in the company
Valter Luiz Cardeal de Souza	59	Members of the Board of Executive Officers only	04/26/2012	3 years.
140.678.380-34	Electric and Electronic Engineer	Generation Officer	04/26/2012	Yes
Does not hold any other office in the company
José Antonio Muniz Lopes	65	Members of the Board of Executive Officers only	04/26/2012	3 years.
005.135.394-68	Engineer	Transmission Officer	04/26/2012	Yes
Does not hold any other office in the company
Marcos Aurélio Madureira da Silva	58	Members of the Board of Executive Officers only	04/26/2012	3 years.
154.695.816-91	Engineer	Distribution Officer	04/26/2012	Yes
Does not hold any other office in the company
José Antônio Corrêa Coimbra	58	Members of the Board of Directors only	05/18/2012	1 year
020.950.332-72	Civil Engineer	22 - Director (Effective)	05/18/2012	Yes
Does not hold any other office in the company
Lindemberg de Lima Bezerra	41	Members of the Board of Directors only	05/18/2012	1 year
477.413.760-04	Economist	22 - Director (Effective)	05/18/2012	Yes
Does not hold any other office in the company
Maurício Muniz Barretto de Carvalho	53	Members of the Board of Directors only	05/18/2012	1 year
042.067.418-75	Business Manager	22 - Director (Effective)	05/18/2012	Yes
Does not hold any other office in the company
Márcio Pereira Zimmermann	56	Member of the Board of Directors only	05/18/2012	1 year
262.465.030-04	Electric Engineer	20 - Chairman of the Board of Directors	05/18/2012	Yes
Does not hold any other office in the company
Wagner Bittencourt de Oliveira	61	Member of the Board of Directors only	05/18/2012	1 year
337.026.597-49	Metallurgic Engineer	22 - Director (Effective)	05/18/2012	Yes
Does not hold any other office in the company
José Luiz Alqueres	56	Member of the Board of Directors only	05/18/2012	1 year
027.190.707-00 Does not hold any other office in the company	Civil Engineer	22 - Director (Effective)	05/18/2012	Yes
Thadeu Figueiredo Rocha	35	Member of the Board of Directors only	05/18/2012	1 year
101.519.746-91 Economist of Eletrobras’ Trading department	Economist	22 - Director (Effective)	05/18/2012	Yes
Beto Ferreira Martins Vasconcelos	35	Member of the Board of Directors only	05/18/2012	1 year
032.815.116-51 Does not hold any other office in the company	Lawyer	22 - Director (Effective)	05/18/2012	Yes
José da Costa Carvalho Neto	65	Member of the Board of Directors and of the Board of Executive Officers	05/18/2012	Until the next Annual Shareholders Meeting, in 2013
044.602.786-34 Member of the Sustainability Committee	Electric Engineer	33 - Director (Effective) and Chief Executive Officer	05/18/2012	Yes
Hailton Madureira de Almeida	35	Fiscal Council	05/18/2012	1 year
074.981.417-95 Does not hold any other office in the company	Mechanic Engineer	46 - F.C.( Alternate) Appointed by the controlling shareholder	05/18/2012	Yes
Manuel Jeremias Leite Caldas	56	Fiscal Council	05/18/2012	1 year
535.866.207-30 Does not hold any other office in the company.	Economist	45 - F.C.(Effective) Appointed by the minority common shareholders	05/18/2012	Yes
Talita Borges do Carmo	27	Fiscal Council	05/18/2012	1 year
012.850.221-57 Does not hold any other office in the company	Biologist	47 - F.C.( Alternate) Appointed by the preferred shareholders	05/18/2012	Yes
Charles Carvalho Guedes	43	Fiscal Council	05/18/2012	1 year
539.600.681-15	Accountant	43 - F.C.(Effective) Appointed by the controlling shareholder	05/18/2012	Yes
Does not hold any other office in the company
Danilo de Jesus Vieira Furtado	52	Fiscal Council	05/18/2012	1 year
215.232.903-15	Graduated in Social Communication	43 - F.C.(Effective) Appointed by the controlling shareholder	05/18/2012	Yes
Does not hold any other office in the company
Jairez Eloi de Souza	57	Fiscal Council	05/18/2012	1 year
059.622.001-44	Business manager	46 - F.C.(Alternate) Appointed by the controlling shareholder	05/18/2012	Yes
Does not hold any other office in the company
Ricardo de Paula Monteiro	67	Fiscal Council	05/18/2012	1 year
117.579.576-34	Economist	46 - F.C.( Alternate) Appointed by the controlling shareholder	05/18/2012	Yes
Does not hold any other office in the company
Jarbas Raimundo de Aldano Matos	64	Fiscal Council	05/18/2012	1 year
101.519.746-91 Does not hold any other office in the company	Electric Engineer	43 - F.C.(Effective) Appointed by the controlling shareholder	05/18/2012	Yes
Fernando Pessoa Lopes	36	Fiscal Council	05/18/2012	1 year
868.291.811-00 Does not hold any other office in the company	Agronomy Engineer	41 – F.C. Chairman appointed by the preferred shareholders	05/18/2012	Yes
Fernando Cezar Maia	40	Fiscal Council	05/18/2012	1 year
443.096.007-00 Does not hold any other office in the company	Electric Engineer	48 - F.C.( Alternate) Appointed by the minority common shareholders	05/18/2012	Yes
Profession experience / Statement of any convictions

    Armando Casado de Araujo - 671.085.208-34

    Mr. Armando Casado de Araujo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, attended several specialization programs in finance and more than 30 years of experience in the Brazilian Electric Power Industry. He worked since 1977 for Eletrobras Eletronorte, where he was Budget and Financial Superintendent and Assistant to the Chief Financial Officer. As an Eletrobras Eletronorte representative, he was appointed as Chief Executive Officer of the Integração Transmissão de Energia S.A, from 2006 to 2007. He has been working for Eletrobras since June 2008, and has also served as Assistant and Substitute of the Chief Financial Officer.

    Mr. Casado has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Casado has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Miguel Colasuonno - 004.197.618-53

    Mr. Colasuonno holds a PhD in International Relations from Vanderbilt University (USA) and a graduate degree in economics, specializing in International Trade and Foreign Exchange from Universidade de São Paulo. He was mayor of São Paulo from 1973 to 1975, president of Embratur (1980-1985) and of Sindicato dos Economistas do Estado de São Paulo (1986-1995). He also acted as a São Paulo councilman from 1992 to 2001 where he was appointed council president. Mr. Colasuonno has been a professor at the University of São Paulo for the past seven years and was appointed director in March 6, 2009.

    Mr. Colasuonno has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Colasuonno has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Valter Luiz Cardeal de Souza - 140.678.380-34

    Mr. Cardeal is an electrical and electronic engineer, with a degree from the Pontifícia Universidade Católica of Rio Grande do Sul, specializing in energy engineering as well as in production engineering. Mr. Cardeal has been Engineering Officer of Eletrobras since January 14, 2003. On February, 2011, the Engineering Officer position was extinguished and Mr. Cardeal was appointed Generation Officer. He has been active in the electricity sector for over thirty-two years as an employee of Companhia Estadual de Energia Elétrica S.A. (CEEE) where, since 1971, he has undertaken important technical and management functions as director in the areas of generation, transmission and distribution. At the Departamento Nacional de Águas e Energia Elétrica (DNAEE), he was Assistant Executive to the General Manager, Coordinator for the Department of Construction and Application of Electrical Energy and Coordinator and Substitute Director for the Department of Finance and Economics. Mr. Cardeal also holds the position of Chairman of the board of directors of Eletrobras Eletronorte and Eletrobras CGTEE.

    Mr. Cardeal has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Cardeal has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    José Antonio Muniz Lopes - 005.135.394-68

    Mr. Lopes holds a degree in Electrical Engineering from Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity industry with a working experience of more than 30 years. Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. He was elected a member of our Board of Directors on the Shareholders’ Meeting held on March 04, 2008. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as Chief Executive Officer and Director of Planning and Engineering at Eletrobras Eletronorte from 1996 to 2003, Chief Executive Officer, Managing Director and Chief Financial Officer at Eletrobras Chesf from 1992 to 1993. Mr. Lopes was also Deputy Director of the National Department of Energy Development – DNDE of the Ministry of Mines and Energy, where he also served as the Executive Secretary.

    Mr. Lopes has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Marcos Aurélio Madureira da Silva - 154.695.816-91

    Mr. Madureira holds a degree in electrical engineering from Universidade Federal de Minas Gerais (UFMG) and has completed post-graduate courses in business administration from IBMEC and economics engineering from Fundação Dom Cabral. Mr. Madureira has worked for 27 years in Companhia Energética de Minas Gerais S.A. – CEMIG, where he served in several supervision positions and, in 1998, he served as Distribution Officer. He also worked for 10 years for the Energisa Group, where he served in several offices, working, until April, 2011, as Operations and Commercial Officer of Energisa Soluções. He has also acted as a Director of the Operador Nacional do Sistema Elétrico (ONS), between 1999 and 2000.

    Mr. Madureira has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    José Antônio Corrêa Coimbra - 020.950.332-72

    Mr. Coimbra holds a degree in Civil Engineering from Universidade Federal do Pará with a Master Degree in Production Engineering from Universidade Federal de Santa Catarina. Mr. Coimbra is currently Chief of Staff of the Brazilian Mines and Energy Minister and has published several papers in Brazil and abroad. In Eletrobras, Mr. Coimbra was previously Engineering Officer of Eletrobras Eletronorte, working for such company from 1977 until 2005. Mr. Coimbra was also a member of the Board of Directors of Eletrobras Eletronorte between 2005 and 2008, and held the same position in Eletrobras Cepel between 1991 and 1993, and in Previnorte between 1996 and 2003.

    Mr. Coimbra has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Coimbra has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Lindemberg de Lima Bezerra - 477.413.760-04

    Mr. Bezerra has been a federal public official for 12 years and holds a degree in economics from Universidade Federal do Rio Grande do Sul (1989-1993) with a master’s degree in economics from Universidade de São Paulo (1994-1996). Mr. Bezerra holds the position of Chief of Staff of the Secretary of the Brazilian National Treasury since July 2007. From 1997 to June 2007, Mr. Bezerra was a tax and economics assistant at the National Treasury.

    Mr. Bezerra has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Lindemberg has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Maurício Muniz Barretto de Carvalho - 042.067.418-75

    Mr. Carvalho currently holds the position of Brazil’s Secretary of the Growth Acceleration Program (Programa de Aceleração do Crescimento – PAC) having been appointed to that office in May 2011. Mr. Carvalho has a Masters degree in Public Administration and Urban Planning and a bachelor degree in Public Administration, both from Fundação Getúlio Vargas (FGV). Mr. Carvalho previously served as Principal of the Escola Nacional de Administração Pública (ENAP) in the areas of (1) Administration and Finance, and (2) Managers and Servers Development, from 1999 to 2002. In 2003, he was appointed as head of the Monitoring, Evaluation, Audit and Capacity Board of the Ministry of Education, and afterwards of the Educational Inclusion Programs Board. Mr. Carvalho served as Special Advisor for the Presidency from 2003 to 2004, when he was nominated Deputy Assistant Chief of Articulation and Monitoring of the Civil House of the Presidency, responsible for articulating government action and monitoring strategic projects, particularly the PAC.

    Mr. Carvalho has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Márcio Pereira Zimmermann - 262.465.030-04

    Mr. Zimmermann has a degree in Electrical Engineering from the Universidade Católica of the State of Rio Grande do Sul, a post graduate degree in Electrical Systems Engineering from Escola Federal de Engenharia de Itajubá and a masters degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro. Mr. Zimmermann is currently the Minister of Brazil’s Ministry of Mines and Energy (MME) and he has served as the Executive Secretary of MME between 2008 and 2010 and of Planning and Power Development Secretary between 2005 and 2008. Mr. Zimmermann was previously the Engineering Director of Eletrobras from 2001 to 2003, and he was Research and Development Director of Eletrobras Cepel from 2003 to 2004.

    Mr. Zimmermann has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Zimmermann has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Wagner Bittencourt de Oliveira - 337.026.597-49

    Mr. Oliveira is a metallurgical engineer with a degree from PUC-RJ, and has completed a specialized coursework in finance and capital markets. He served as CEO, Director and executive of several public and private companies within the logistics, finance, mining, metallurgical and equipments businesses. Mr. Oliveira has accumulated 20 years of executive experience serving as Secretary of the Ministry of National Integration (2001), Superintendent of SUDENE (2000 to 2001), CEO of Companhia Ferroviária do Nordeste (1998 to 2000) and Executive Officer, superintendent and chief of department of several BNDES’ departments since 2005. Currently, he is the Executive Officer for the areas of Infrastructure Basic Supplies in BNDES. Mr. Oliveira is a member of the Board of Directors of several companies, such as Usiminas Mecânica, CADAM and Eletrobras.

    Mr. Oliveira has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Bittencourt has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    José Luis Alqueres - 027.190.707-00

    Mr. Alqueres holds a degree in civil engineering from Pontifícia Universidade Católica do Rio de Janeiro (1966), with postgraduate degrees in urban planning, management and power management in the United States and France. Mr. Alqueres is CEO of JL Alquéres Engenharia Consultiva. He also has significant experience in electric power and finance businesses. He was the National Secretary for Energy in 1992, the CEO of CERJ, Eletrobras, Alstom do Brasil, MDU do Brasil, Light Serviços de Eletricidade S.A and ACRJ – Associação Comercial do Rio de Janeiro. Mr. Alqueres was also Executive Officer of Bozano Simonsen and BNDESPAR. Currently he holds the position of Honorary Vice-President of World Energy Council, Vice-President of ABDIB and council for FBDS – Fundação Brasileira para o Desenvolvimento Sustentável. Mr. Alqueres was honored by France with the title of Officier of the Ordre National du Mérite and by the United States with the title of Honorary Citizen of North Dakota and also with the Pedro Ernesto Medal (Câmara Municipal do Rio de Janeiro), Tiradentes and Meritorious Medal of the State of Rio de Janeiro (ALERJ).

    Mr. Alqueres holds positions as advisor or member of the advisory board and Board of directors in several companies operating in the electric power, oil and gas and finance businesses.

    Mr. Alqueres has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Thadeu Figueiredo Rocha - 101.519.746-91

    Mr. Rocha holds a degree in economics from Universidade Federal de Minas Gerais and in business administration from UNA, and a specialization degree in economics and power management from Instituto Coppead de Administração of the Universidade Federal do Rio de Janeiro and from the Instituto de Economia. Mr. Rocha also holds a masters and doctorate degree in political science from Universidade Federal Fluminense. In addition, Mr. Rocha holds an Executive MBA in Leadership and state-owned companies’ management from Fundação Coge, Franklin Covey Business and Uniceub and has participated in several short term programs and has been speaker and coordinator of courses in the economic and power industries. Mr. Rocha has served in CEMIG in 2001/2002 and, since 2003, has joined Eletrobras, where is developing studies on long term forecasts for the electric power market, big industrial consumers analysis, national and regional economic scenarios, market forecasts for Eletrobras’ distribution companies and studies about tariffs. Currently, Mr. Rocha works on Eletrobras’ Trading Department and also is engaged on studies related to PROINFA and the carbon market.

    Mr. Rocha has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Beto Ferreira Martins Vasconcelos - 032.815.116-51

    Mr. Vasconcelos holds a bachelor’s degree in law from the University of São Paulo and postgraduate degrees in environmental law from the University of São Paulo (2001) and Biosafety from the Federal University of Santa Catarina (2002). He practiced private law in São Paulo from 2000 to 2003, before entering the federal government, where he held positions as Deputy Secretary for Computer and Technology Policy of the Ministry of Science and Technology (2003-2004), Advisor to the Minister of Justice (2004-2005), Deputy Chief Advisor for Legal Affairs of the Presidency of the Republic (2005-2007), Executive Secretary of the National Biosafety Council (2006-July 2010). Since 2007, he holds the position of Chief Advisor for Legal Affairs of the Presidency and President of the Center for Legal Studies of the Presidency.

    Mr. Vasconcelos has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    José da Costa Carvalho Neto - 044.602.786-34

    Mr. Costa Carvalho holds a degree in Electrical Engineering with a Masters Degree in Electrical Engineering from Universidade Federal de Minas Gerais. He was previously a Power Plants Professor at Pontifical Catholic University-MG, from 1970 to 1977. Subsequently he was the Deputy Secretary of Mines and Energy of Minas Gerais, appointed in 1987. Mr. Costa Carvalho held the position of Chief Distribution Officer at Cemig from 1991 to 1997, and held the offices of Superintendent, Department and Division Manager as well as the role of CEO of Cemig between July 1998 and January 1999, where he’d entered as an intern in 1966. In the private sector, he has also held the offices of CEO of Arcadis Logos Energia, Member of the Board of Directors of Logos Engenharia and Enerconsult and Director of Orteng Equipamentos e Sistemas.

    Mr. Costa Carvalho has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Hailton Madureira de Almeida - 074.981.417-95

    Mr. Almeida has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Manuel Jeremias Leite Caldas - 535.866.207-36

    Mr. Caldas was born on 01/08/1956. He holds a degree in Electrical Engineering from Instituto Militar de Engenharia – IME with a masters and doctorate degree in Economics from Post-Graduation School in Economics of Fundação Getúlio Vargas – EPGE-FGV and enrolled before the national individual taxpayers’ register CPF/MF under the No. 535.866.207-30. Mr. Caldas works for Alto Capital Gestora de Recursos as a Financial Consultant since 2007. His assignments include economical scenario analysis, attendance to the quarterly economists meetings in the Brazilian Central Bank, economical and financial valuation and management of portfolios. Mr. Caldas is a specialist in mortgage credit modeling and is a lecturer in Itaú Bank on “Mortgages”. He is also a member of the Board of Directors of Contax Participações and of the Fiscal Council of COSERN, substitute of the Board of Directors of São Carlos Empreendimentos and member of the Fiscal Council of Eletropaulo. Mr. Caldas has served in the PEBB Bank, from 1996 to 2006, as the Manager of the Technical Department and as Manager of the variable income portfolio. Previously, he had served as Research Officer in Gulfinvest Bank, in 1995, as Manager of the Economical Department of Banco Nacional, between 1991 and 1994, as financial analyst in Banco Bozano Simonsen, in 1990, and as engineer in Light SESA between 1981 and 1990. Mr. Caldas was appointed to the Board of Directors of Contax Participações in 04/07/2009, with investiture in the same date, for a 3 years term of office.

    Mr. Caldas has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Talita Borges do Carmo - 012.850.221-57

    Mrs. Borges do Carmo holds a degree in Biology from Uni-Anhanguera - Centro Universitário de Goiás, in 2008. She has attended several courses, seminars and lectures within her practice area. In 2010 and 2012, she was approved on the public contest promoted by Banco do Brasil, for the position of bookkeeper, and on the public contest promoted by the Municipality of Trindade (GO) in 2010, for the position of environmental inspector. In addition, Mr. Borges do Carmo participated in the process of fauna cataloging as part of the study of environmental impact of Central Energética de Ponte de Pedra, located in the city of Paraúna, Goiás, in 2008.

    Mrs. Borges do Carmo has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Charles Carvalho Guedes - 539.600.681-15

    Mr. Guedes holds a degree in System Analyses from Universidade Católica de Brasília (1991), with specialization in Accounting Sciences from Fundação Getúlio Vargas (1999). Since 1995, he’s been a public official designated to the National Treasury career of Finance and Control Analyst. Before his appointment as Equity Interests Coordinator of the Federal Government, Mr. Guedes has served as Advisor of the National Treasury Secretary, between 1998 and 2007. He was a member of the Fiscal Council of several companies, such as: Banespa Serviços Técnicos e Administrativos S.A. (1998 to 2001), Banco do Estado de Santa Catarina – BESC (2000 to 2004), Centrais Elétricas Brasileiras S.A. – Eletrobras (2004 to 2006) and Banco Nacional de Desenvolvimento Econômico e Social – BNDES (2006 to 2010).

    Mr. Guedes was a member of the Fiscal Council of the Banco do Estado de Santa Catarina S.A. (BESC) from 2000 to 2004.

    Mr. Guedes has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Danilo de Jesus Vieira Furtado - 215.232.903-15

    Mr. Furtado holds a degree in Social Communication from Universidade Federal do Maranhão. He is an employee of Banco do Brasil allocated to the Federal Government. Mr. Furtado was a member of the Fiscal Council of Lightpar. Currently, he holds the position of Special Advisor of the Ministry of Mines and Energy – MME.

    Mr. Furtado has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Furtado has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Jairez Eloi de Souza - 059.622.001-44

    Mr. Souza holds a degree in business administration and a master’s degree in Public and Companies’ Management from FGV. He has over 20 years of experience in the staff of the Ministry of Mines and Energy, where he has held several positions such as the coordination and supervision of the General Management area, general coordination of the Human Resources area, ombudsman activities, coordination of distribution and compliance of internal and external tasks, General Ombudsman and activities of superior advisory to Ministers. He is also the author of several articles and the coauthor of the book Guia de Direitos do Servidor (Orientações de A a Z). Brasília-DF. 1991. DIN/MJ.

    Mr. Souza has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Souza has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Ricardo de Paula Monteiro - 117.579.576-34

    Mr. Monteiro holds a degree in Economics. He has served in Eletrobras Eletronorte from 1979 to 2000, where he held several positions such as: Chief of the Organization and Methods Department, Manager of the Corporate Planning Department and Advisory Chief of Communication for the Presidency. Currently, he is the Special Advisor to the Mines and Energy Minister.

    Mr. Monteiro has not held management positions in other publicly-held companies other than Eletrobras.

    Mr. Monteiro has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Jarbas Raimundo de Aldano Matos - 101.519.746-91

    Mr. Matos holds a degree in electrical engineering, in 1972, from Escola Federal de Engenharia de Itajubá, currently UNIFEI, and in 1978, he participated in the Curso de Engenharia de Sistema Elétricos – CESE/Eletrobras at a masters degree level. Mr. Matos is also a retired engineer of ELETROSUL, where he served in several technical and management positions in different departments level. He was an ANEEL’s technician from 1998 to 2005, when he joined the Ministry of Mines and Energy, where he served as Advisor to the Planning and Power Development Secretary, Advisor to the Executive-Secretary, Advisor to the Minister and, currently, Chief of Staff of the Executive-Secretary. Mr. Matos is also a member of the Board of Directors of CPRM – Serviços Geológicos do Brasil, since April, 2008.

    Mr. Matos has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Fernando Pessoa Lopes - 868.291.811-00

    Mr. Lopes holds a degree in agronomy engineering from UFG - Universidade Federal de Goiás (2003). Since then, he has been developing activities related to livestock operations and large plantations in the city of Doverlândia, at the Ranchão da Liberdade Farm and Santa Inês Farm and in the city of Rio Verde, at the Varginha Farm and at the Boa Sorte Farm – Goiás.

    Mr. Lopes has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

    Fernando Cezar Maia - 443.096.007-00

    Mr. Maia has not been subject, in the last five years, to any criminal conviction, convictions resulting from CVM’s administrative procedures or to any final and unappealable convictions, whether judicial or administrative, which have suspended or incapacitated him for the practice of any professional or commercial activity.

12.7 – Composition of the statutory committees and the audit, financial and compensation committees

Name	Position occupied	Type of committee	Profession	Appointment date	Term of Office
CPF	Description of other committees	Description of other positions	Age	Investiture date
Other positions occupied in the company
Alvaro Jose Fonseca Bernardes	Risks Committee	Member of Committee (Effective)	Engineer	06/18/2010	Undetermined
388.435.107-97			58	06/18/2010
Chief of the Department of Monitoring of Federal Distribution Companies
Antônio Carlos Gerude	Risks Committee	Member of Committee (Effective)	Economist	06/18/2010	Undetermined
242.891.327-15			61	06/18/2010
Advisor to the Management Office
Antonio João Queiroz Lima	Risks Committee	Member of Committee (Effective)	Economist	06/18/2010	Undetermined
769.398.397-04			50	06/18/2010
Chief of the Department of Risks and Control Compliance - PGA and member of the Fundação Eletros’ Fiscal Council
Fernando Swami Thomas Martins	Risks Committee	Member of Committee (Effective)	Electric Engineer	06/18/2010	Undetermined
376.498.097-49			58	06/18/2010
Advisor to the Financial and Investors Relations Officer and member of the Fiscal Council of Eletrobras Distribuição Rondônia
José Carlos Muniz Brito	Risks Committee	Member of Committee (Effective)	Statistician	06/18/2010	Undetermined
261.295.907-68			57	06/18/2010
Advisor to the Generation Officer and member of the Fiscal Council of Cemar
Renato Pereira Malher	Risks Committee	Member of Committee (Effective)	Engineer	06/18/2010	Undetermined
928.552.967-49 Advisor to the Transmission Office			50	06/18/2010
Ruderico Ferraz Pimentel	Risks Committee	Member of Committee (Effective)	Electronic Engineer	06/18/2010	Undetermined
219.804.387-49			67	06/18/2010
Assistant to the International Operations Superintendent
Alberto Galvão Moura Jardim	Other Committees	Member of Committee (Effective)	Civil Engineer	10/01/2008	Undetermined
625.985.037-91	Sustainability Committee		51	10/01/2008
Advisor to the General Coordination of the Presidency of Eletrobras
André Luiz Pereira do Couto	Other Committees	Member of Committee (Effective)	Business Analyst	01/01/2010	Undetermined
242.891.327-15	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		35	01/01/2010
Advisor to the Management Office
Antônio Carlos Gerude	Other Committees	Member of Committee (Effective)	Economist	07/18/2006	Undetermined
242.891.327-15	Eletrobras Group Investments Committee (Cise)		61	07/18/2006
Advisor to the Management Office
Antonio João Queiroz Lima	Other Committees	Member of Committee (Effective)	Economist	10/30/2009	Undetermined
769.398.397-04	Financial Hedge Committee		50	10/30/2009
Chief of the Department of Risks and Control Compliance - PGA and member of the Fundação Eletros’ Fiscal Council
Armando Casado de Araujo	Other Committees	Member of Committee (Effective)	Business manager	03/30/2010	Undetermined
671.085.208-34	Financial Hedge Committee		57	03/30/2010
Chief Financial and Investor Relations Officer and member of the Board of Directors of Eletronorte and of the Fiscal Council of Norte Energia
Cláudio dos Santos Bertini	Other Committees	Member of Committee (Effective)	Engineer	07/21/2009	Undetermined
154.993.917-34	Strategic Committee for Supply Logistics (Celse)		65	07/21/2009
Chief of Department
Cristina Maria Torres de Oliveira	Other Committees	Member of Committee (Effective)	Bachelor of Letters	12/01/2010	Undetermined
746.539.467-87	Sustainability Committee		48	12/01/2010
Analyst
Dilma Maria Teodoro	Other Committees	Member of Committee (Effective)	Economist	12/01/2010	Undetermined
757.955.079-20	Sustainability Committee		41	12/01/2010
Manager of the Governance Information Division
Eloy Monero Neto	Other Committees	Member of Committee (Effective)	Systems Analyst	09/24/2009	Undetermined
738.401.577-49	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		48	12/08/2009
Eletronuclear’s Management Superintendent
Fernando Swami Thomas Martins	Other Committees	Member of Committee (Effective)	Eletric Engineer	07/18/2006	Undetermined
376.498.097-49	Eletrobras Group Investments Committee (Cise)		58	07/18/2006
Advisor to the Financial and Investors Relations Officer and member of the Fiscal Council of Eletrobras Distribuição Rondônia
Guilherme Furst	Other Committees	Member of Committee (Effective)	Economist	07/18/2006	Undetermined
899.590.007-53	Eletrobras Group Investments Committee (Cise)		59	07/18/2006
Manager of the Department of Business Development and member of the Fiscal Council of Eletrobras Distribuição Alagoas
Guilherme Furst	Other Committees	Member of Committee (Effective)	Economist	10/30/2009	Undetermined
899.590.007-53	Financial Hedge Committee		59	10/30/2009
Manager of the Department of Business Development and member of the Fiscal Council of Eletrobras Distribuição Alagoas
Helder Batista Pontes	Other Committees	Member of Committee (Effective)	Systems Analyst	08/28/2009	Undetermined
145.395.003-68	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		49	08/28/2009
Information Technology Manager of Eletrobras Distribuição Piauí
Helmut Leonardo Volkmann	Other Committees	Member of Committee (Effective)	Accounting officer	08/04/2009	Undetermined
010.444.860-15	Strategic Committee for Supply Logistics (Celse)		68	08/04/2009
Advisor to CTGEE’s Financial Officer
Joao Vicente Amato Torres	Other Committees	Member of Committee (Effective)	Accountant	10/30/2009	Undetermined
835.931.107-25	Financial Hedge Committee		48	10/30/2009
Chief of the Accounting Department – DFC, member of the Fiscal Council of CEB Lajeado and Director of SPE Eólica Mangue Seco II and SPE Interligação Elétrica do Madeira S.A.
Jorge Henrique Grego Lima	Other Committees	Member of Committee (Effective)	Eletric Engineer	03/18/2009	Undetermined
388.470.867-87	Eletrobras Group Investments Committee (Cise)		59	03/18/2009
Director of Mangue Seco II
José Carlos Muniz Brito	Other Committees	Member of Committee (Effective)	Statistician	07/18/2006	Undetermined
261.295.907-68	Eletrobras Group Investments Committee (Cise)		57	07/18/2006
Advisor to the Generation Officer and member of the Fiscal Council of Cemar
Jose Carlos Nunes Bianco	Other Committees	Member of Committee (Effective)	Engineer	08/28/2009	Undetermined
667.711.457-00	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		53	08/28/2009
Cepel researcher
José da Costa Carvalho Neto	Other Committees	Member of Committee (Effective)	Electric Engineer	02/25/2012	Undetermined
044.602.786-34	Sustainability Committee		65	02/25/2012
Director of Eletrobras and Furnas, Chairman of the Board of Directors of Eletrobras’ distribution companies
Luiz Augusto Pereira de Andrade Figueira	Other Committees	Member of Committee (Effective)	Systems Analyst	10/01/2008	Undetermined
844.097.897-91	Sustainability Committee		47	10/01/2008
Member of the Fiscal Council of Eletronuclear; Director of Inambari and Lageado Energia and Superintendent
Luiz Carlos de Oliveira Costa	Other Committees	Member of Committee (Effective)	Engineer	01/18/2007	Undetermined
882.740.717-00	Strategic Committee for Supply Logistics (Celse)		42	02/01/2007
Chief of Logistics and Operations Department of Cepel
Marcelo Marrocos de Araújo	Other Committees	Member of Committee (Effective)	Metallurgic Engineer	03/18/2009	Undetermined
545.426.007-00	Eletrobras Group Investments Committee (Cise)		54	03/18/2009
Chief of the Equity Investments Management Division and member of the Fiscal Council of Mangue Seco II
Marcos Romeu Benedetti	Other Committees	Member of Committee (Effective)	Electric Engineer	10/27/2009	Undetermined
472.955.380-20	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		44	10/27/2009
Manager of the DTL Department of Eletrosul
Marcos Simas Parentoni	Other Committees	Member of Committee (Effective)	Electric Engineer	07/18/2006	Undetermined
540.884.887-68	Eletrobras Group Investments Committee (Cise)		57	07/18/2006
Transmission Superintendent
Maria Regina de Araújo Pereira	Other Committees	Member of Committee (Effective)	Architect	12/01/2010	Undetermined
403.231.027-00	Sustainability Committee		60	12/01/2010
Manager of the Environmental Department
Mary Annie Cairns Guerrero	Other Committees	Member of Committee (Effective)	Modern Languages	10/01/2008	Undetermined
550.646.557-20	Sustainability Committee		56	10/01/2008
Member of the Fiscal Council of Emae and Manager of the Capital Stock Management Department
Paulo Roberto Miguez B. da Silva	Other Committees	Member of Committee (Effective)	Economist	06/02/2010	Undetermined
807.534.007-82	Eletrobras Group Investments Committee (Cise)		47	06/02/2010
Advisor and member of the Fiscal Council of Cemar.
Pedro Paulo da Cunha	Other Committees	Member of Committee (Effective)	Accountant	10/30/2009	Undetermined
813.693.957-87	Financial Hedge Committee		49	10/30/2009
Chief of the Budget Planning Department – DFO, member of the Governing Council of Fundação Eletros and member of the Fiscal Council of Celpa and Eletroacre
Renato Soares Sacramento	Other Committees	Member of Committee (Effective)	Electric Engineer	12/09/2008	Undetermined
186.131.796-49	Eletrobras Group Investments Committee (Cise)		60	12/09/2008
Superintendent of Trading and Director of Coelce
Ronald Muniz Dantas Junior	Other Committees	Member of Committee (Effective)	Technician in Computer Networking	12/22/2009	Undetermined
702.134.292-68	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		26	01/01/2010
Manager of the Department of Information Technology and Telecommunication of Eletroacre
Ronaldo Sérgio Monteiro Lourenço	Other Committees	Member of Committee (Effective)	Chemical Engineer	07/21/2009	Undetermined
466.320.857-68	Strategic Committee for Supply Logistics (Celse)		60	07/21/2009
Chief of Department
Rosimeri Fauth Ramadas Martins	Other Committees	Member of Committee (Effective)	Business Manager	07/21/2009	Undetermined
530.870.209-82	Strategic Committee for Supply Logistics (Celse)		45	07/21/2009
Superintendent of Supply of Itaipu
Ruderico Ferraz Pimentel	Other Committees	Member of Committee (Effective)	Electronic Engineer	07/18/2006	Undetermined
219.804.387-49	Eletrobras Group Investments Committee (Cise)		67	07/18/2006
Assistant to the International Operations Superintendent
Sandra Camelo dos Santos	Other Committees	Member of Committee (Effective)	Engineer	09/30/2009	Undetermined
300.360.034-68	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		51	09/30/2009
Superintendent of Information Technology of Chesf
Sérgio Bondarovsky	Other Committees	Member of Committee (Effective)	Engineer	07/18/2006	Undetermined
118.900.617-00	Eletrobras Group Investments Committee (Cise)		63	07/18/2006
Assistant to the Distribution Officer
Tereza Cristina de Rozendo Pinto	Other Committees	Member of Committee (Effective)	Business Manager	11/14/2006	Undetermined
599.883.207-87	Sustainability Committee		56	11/14/2006
Manager of the Social Responsibility Department
Vera Lúcia d´Almeida e Silva	Other Committees	Member of Committee (Effective)	Engineer	12/01/2010	Undetermined
371.587.327-20	Sustainability Committee		56	12/01/2010
Analyst
Wagner Montoro Junior	Other Committees	Member of Committee (Effective)	Engineer	10/30/2009	Undetermined
695.120.007-68	Financial Hedge Committee		54	10/30/2009
Chief of the Investments Management Department – DFI and member of the Fiscal Council of Eletrobras Distribuição Piauí
Zoarês Mar Mathias	Other Committees	Member of Committee (Effective)	Technical Assistant	06/22/2004	Undetermined
595.550.927-53	Eletrobras Group Information Technology, Telecommunication and Automation Committee (Cotise)		51	06/22/2004
Chief Information Technology Assistant of CGTEE

12.9 – Marital relationships, common law marriages or relatives up to the second degree, between the management, controlled companies and controlling shareholders

Justification for not completing the chart:

There are no marital relationships, common law marriages and relatives up to the second degree, among the company’s management or between them and managers or controlling shareholders of the Company’s controlled companies, directly or indirectly, or controlling shareholders.

12.10 – Subordination, services or control relationships between managers and controlled companies, controlling shareholders and others

Not applicable, because there are no subordination, services or control relationships between managers and controlled companies, controlling shareholders and others.

12.11 – Agreements, including insurance policies, for the payment or reimbursement of expenses borne by managers

Pursuant the article 29, first paragraph, of its by-laws, Eletrobras assures for its Directors, Executive Officers and members of the Fiscal Council their defenses in judicial and administrative procedures proposed against them and in connection with acts related to their duties or positions, to the extent those are not conflicting with the Company’s interests. Eletrobras does not have insurance policies for payment or reimbursement of expenses borne by managers and originated from indemnification to third parties or to Eletrobras.

12.12 – Other relevant information

Corporate Governance

In order to keep a transparent relationship with its shareholders and other interested parties, Eletrobras has been continuously improving its corporate governance practices.

The successful international funding transaction occurred in 2011 was an evidence of this commitment, as there were still many uncertainty and suspicion about the future of global economy. On that moment, the bonds issued by Eletrobras received the “investment grade” rating by two rating agencies and the Company obtained the lowest cost among all of its international funding transactions.

Eletrobras’ shares are traded on BM&FBOVESPA (São Paulo’s Stock Exchange Market), and are listed on the Level 1 segment of Corporate Governance (since 2006) and on the Corporate Sustainability Index (since 2007). In addition, Eletrobras’ securities are listed on the Madrid’s Stock Exchange Market (Latibex) and on the New York Stock Exchange Market (NYSE), through a Level 2 American Depositary Receipts - ADRs program.

The corporate governance practices in Eletrobras are exercised by a formal structure, comprised of the Board of Directors, the Fiscal Council and the Board of Executive Officers.

The main corporate governance practices adopted by Eletrobras are the following:

       20% of the Board of Directors is comprised of independent members;

       Permanent Fiscal Council, with functioning and duties established by internal regulations and conciliated with SEC’s requirements to the internal audit function;

       The members of the Eletrobras’ Board of Executive Officers also serve as members of the Board of Directors of the controlled companies;

       The Company has a Securities Negotiation Policy issued by Eletrobras;

       The Company has a Disclosure Policy;

       The Company has a single Code of Ethics applied for all Eletrobras’ companies;

       The Company’s shares are Listed on the Level 1 segment of Corporate Governance on BM&FBOVESPA;

       Several communication channels for receiving of claims and/or complaints;

       Internal control certification by management (CEO e CFO) and by the independent auditors, with transparent approach of any weakness and its remediation plans;

       Annual evaluation of the Directors and of the Executive Officers;

       Preparation of a Sustainability Report in compliance with the Global Reporting Initiative (GRI) guidelines; and

       Publication of the financial statements in compliance with the international accounting standards.

On Eletrobras’ website, the main corporate governance instruments are available, such as the company’s by-laws, corporate policies, code of ethics, manuals, internal regulations and the Code of Best Practices of Corporate Governance. This last Code gathers, in a single document, the main corporate governance practices adopted by Eletrobras, in order to make access to this information easier.

Board of Directors

Until 2011, Eletrobras’ Board of Directors, appointed by the Shareholders’ Meeting, was comprised of ten members, from which eight were appointed by the controlling shareholder, one by the minority shareholders and one by the preferred shareholders representing at least 10% of the company’s total capital stock. This structure will change in 2012, in order to comply with the new provisions of the by-laws which enables Eletrobras’ employees to appoint a representative in the Board of Directors. Accordingly, the number of members appointed by the controlling shareholder will be reduced to seven.

In 2011, the Board of Directors was comprised of two independent members and one executive advisor, pursuant to the guidelines established by the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa – IBGC). Moreover, in addition to the Sustainability Committee, two new committees were created in 2011 to advise the Board of Directors (the Audit and Risks Committee and the Compensation and Personnel Management Committee). These two advisory committees will start functioning in 2012, pursuant to the guidelines established by their internal regulations.

For further information about the Board of Directors and its members, see items 12.1, 12.4 and 12.6 of this Reference Form.

Fiscal Council

Eletrobras’ Fiscal Council is permanent and, in compliance with the Securities and Exchange Commission – SEC requirements, it serves as an internal audit committee. The Fiscal Council is comprised of up to five members and corresponding alternates. Minority shareholders (common and preferred) are entitled to appoint one member each to the Fiscal Council.

The members of the Fiscal Council, as well as the members of the Board of Directors, are appointed for an unified term of Office of one year, with possibility of reappointment. The Fiscal Council meets ordinarily once a month and, extraordinarily, whenever deemed necessary.

For further information about the Fiscal Council and its members, see items 12.1 and 12.6 of this Reference Form.

Board of Executive Officers

The Board of Executive Officers is responsible for managing Eletrobras’ business, in compliance with the guidelines established by the Board of Directors. The Board is comprised of six members, including the Chief Executive Officer, and is responsible for the duties set forth in the company’s by-laws.

For further information about the Board of Executive Officers and its members, see items 12.1 and 12.6 of this Reference Form.

Information about installation quorums of shareholders’ meetings

The information about the Eletrobras’ shareholders’ meetings installation on the last three fiscal years is listed below:

Date	05/18/2012
Type of Shareholders Meeting	Annual
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.47% of Eletrobras’ voting capital.

Date	12/23/2011
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.63% of Eletrobras’ voting capital.

Date	09/09/2011
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.74% of Eletrobras’ voting capital.

Date	06/16/2011
Type of Shareholders Meeting	Annual
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.72% of Eletrobras’ voting capital.

Date	03/16/2011
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.63% of Eletrobras’ voting capital.

Date	02/25/2011
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 84.15% of Eletrobras’ voting capital.

Date	01/11/2011
Type of Shareholders Meeting	Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.51% of Eletrobras’ voting capital.

Date	04/30/2010
Type of Shareholders Meeting	Annual and Extraordinary
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 85.69% of Eletrobras’ voting capital.

Date	04/30/2009
Type of Shareholders Meeting	Annual
Installation on second call	No
Installation quorum	The meeting was installed upon the presence of shareholders representing 81.27% of Eletrobras’ voting capital.

13.1 – Description of the compensation policy or practice, including the non-statutory board of executive officers

a) Compensation policy or practice purposes:

The main purpose of the compensation practice adopted by Eletrobras is to conciliate the interests of the Company’s management and shareholders. Accordingly, the Company’s management compensation is established pursuant to the following parameters: (a) the responsibility, time dedicated to the job, duties and professional reputation, and also (b) the compensation practices usually adopted in the market by similar companies.

b) compensation structure, including:

i.         Description of compensation elements and corresponding purposes;

Below is the description of the compensation elements and corresponding purposes, segregated by each management instance of Eletrobras:

Board of Directors:

Compensation Structure	Description and Purposes
Fixed Annual Compensation

The Board of Directors’ compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers plus the Directors transportation and hotel expenses when related to their duty.

The compensation’s purpose is to pay for the services rendered by each Director, pursuant to their designated duties.

The Directors are not entitled to any direct or indirect benefits, except for funeral grant, and are not entitled to any wages for participation in the Company’s committees.

Variable Compensation	The Company’s Directors are not entitled to any variable compensation, including, but not limited to, bonuses, profit sharing, wages for participating in meetings or committees.
Post-retirement benefits	The Company’s Directors are not entitled to post-retirement benefits.
Benefits for Job Termination	The Company’s Directors are not entitled to benefits for job termination.
Compensation based on Shares	The Company’s Directors are not entitled to compensation based on the Company’s shares.

Fiscal Council:

Compensation Structure	Description and Purposes
Fixed Annual Compensation

The Fiscal Council compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers, plus the Directors transportation and hotel expenses, when related to their duty.

The compensation’s purpose is to pay for the services rendered by each member of the Fiscal Council, pursuant to their designated duties.

The members of the Fiscal Council are not entitled to any direct or indirect benefits, except for funeral grant, and are not entitled to any wages for participation in the Company’s committees.

Variable Compensation	The members of the Fiscal Council are not entitled to any variable compensation, including, but not limited to, bonuses, profit sharing, wages for participation in meetings or committees.
Post-retirement benefits	The members of the Fiscal Council are not entitled to post-retirement benefits.
Benefits for Job Termination	The members of the Fiscal Council are not entitled to benefits for job termination.
Compensation based on Shares	The members of the Fiscal Council are not entitled to compensation based on the Company’s shares.

Statutory Board of Executive Officers:

Compensation Structure	Description and Purposes
Fixed Annual Compensation

The Company’s Executive Officers receive a monthly fixed compensation corresponding to their wages plus the following benefits: vacation bonus, pension plan, transfer allowance, group life insurance, funeral grant, medical expenses, food stamps, housing-aid and Christmas bonus.

This compensation’s purpose is to pay for the services provided by each Executive Officer, under the scope of the assignments designated to their respective offices.

The Company’s Executive Officers are not entitled to any wages for participation in the Company’s committees.

Variable Compensation

The Company’s Executive Officers are entitled to profit sharing, in order to recognize the Officer’s contribution to the Company’s performance. The Executive Officers, do not receive any bonuses or wages for participation in meetings or committees.

Post-retirement benefits	The Company’s Executive Officers are entitled to post-retirement benefits under the scope of the pension fund.
Benefits Originated for Job Termination	The Company’s Executive Officers are not entitled to benefits for job termination.
Compensation based on Shares	The Company’s Executive Officers are not entitled to any compensation based on the Company’s shares.

Non-statutory Board of Executive Officers:

Not applicable, as Eletrobras does not have a Non-statutory Board of Executive Officers.

Committees:

Eletrobras maintains the following advisory committees to the Board of Directors: (i) Eletrobras Group Investments Committee, (ii) Financial Hedge Committee, (iii) Risk Committee, (iv) Sustainability Committee, (v) Committee for Compensation and Personnel Management, (vi) Eletrobras Group Information Technology Committee, Telecommunication and Automation Committee, and (vii) Strategic Committee for Supply Logistics.

There is no payment of wages for participation in Eletrobras’ committees. See item 12.1 of this Reference Form for further information on the mentioned committees.

ii.       Share of each element in total compensation;

The table below sets out the share represented by each element in total compensation on the fiscal year of 2011, which was approximately:

Compensation Structure	Board of Directors	Fiscal Council	Board of Executive Officers	Non-Statutory Board of Executive Officers	Committees
Monthly Fixed Compensation
Salary	100.0%	100.0%	64%	n/a	n/a
Direct or indirect benefits	-	-	9%	n/a	n/a
Participation in committees	-	-	-	n/a	n/a
Others	-	-	19%	n/a	n/a
Variable Compensation
Bonuses	-	-	-	n/a	n/a
Profit Sharing	-	-	8%	n/a	n/a
Participation in meetings	-	-	-	n/a	n/a
Fees	-	-	-	n/a	n/a
Others	-	-	-	n/a	n/a
Post-retirement Benefits	-	-	-	n/a	n/a
Job Termination	-	-	-	n/a	n/a
Compensation based on Shares	-	-	-	n/a	n/a
TOTAL	100.0%	100.0%	100.0%	n/a	n/a

iii.      methodology of calculation and adjustment of each compensation element;

The establishment of the global compensation for Eletrobras’ Executive Officers, Directors, members of the Fiscal Council, and committees’ members follows a process through which:

(i)            Management compensation is previously established by the Department of Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST) subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), which is responsible for defining the individual amounts of compensation to each of Eletrobras’ management instances;

(ii)           DEST forwards the proposed amount for the management compensation to the Secretary of the Brazilian National Treasury (Secretaria do Tesouro Nacional) for approval;

(iii)          The Secretary of the Brazilian National Treasury, after approval, sends the proposal to Eletrobras Annual Shareholders’ Meeting for appreciation.

In the event any of the above mentioned authorities does not approve the amount for Eletrobras’ Management compensation, the process is sent back to the prior authority for review.

Eletrobras’ Management compensation is adjusted pursuant to the variation of the official inflation index.

Board of Directors:

Compensation	Elements	Method of Calculation
Annual Fixed Compensation	Wages

The Board of Directors’ compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers plus the Directors transportation and hotel expenses, when related to their duty.

	Direct or indirect benefits	The Company’s Directors are not entitled to any direct or indirect benefits.
	Participation on committees	The Company’s Directors are not entitled to any direct or indirect benefits.
Variable Compensation	Bonuses	The Company’s Directors are not entitled to any kind of bonus.
	Profit Sharing	The Company’s Directors are not entitled to profit sharing.
	Participation in meetings	The Company’s Directors are not entitled to any wages for participation in meetings.
	Fees	The Company’s Directors are not entitled to any fee.
Post-retirement Benefits	Not applicable	The Company’s Directors are not entitled to post-retirement benefits.
Benefits for Job Termination	Not applicable	The Company’s Directors are not entitled to benefits for job termination.
Compensation based on Shares	Not applicable	The Company’s Directors do not receive any compensation based on the Company’s shares.

Fiscal Council

Compensation	Elements	Method of Calculation
Annual Fixed Compensation	Wages

The Fiscal Council compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to these officers plus the Directors transportation and hotel expenses, when related to their duty.

	Direct or indirect benefits	The members of the Fiscal Council are not entitled to any direct or indirect benefits.
	Participation on committees	The members of the Fiscal Council are not entitled to any direct or indirect benefits.
Variable Compensation	Bonuses	The members of the Fiscal Council are not entitled to any bonuses.
	Profit Sharing	The members of the Fiscal Council are not entitled to profit sharing.
	Participation in meetings	The members of the Fiscal Council are not entitled to any wages for participation in meetings.
	Fees	The members of the Fiscal Council are not entitled to any fee.
Post-retirement Benefits	Not applicable	The members of the Fiscal Council are not entitled to post-retirement benefits.
Benefits for Job Termination	Not applicable	The members of the Fiscal Council are not entitled to benefits for job termination.
Compensation based on Shares	Not applicable	The members of the Fiscal Council are not entitled to any compensation based on the Company’s shares.

Statutory Board of Executive Officers:

Compensation	Elements	Method of Calculation
Annual Fixed Compensation	Wages

The global compensation to Eletrobras’ Executive Officers (salary plus direct and indirect benefits) is established through a process in which the Department For Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST), subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), defines the individual amounts and sends them to the Secretary of the Brazilian National Treasury (Secretaria do Tesouro Nacional) that approves them and sends the proposal to Eletrobras Annual Shareholders’ Meeting for appreciation.

Direct or indirect benefits

The global compensation to Eletrobras’ Executive Officers (salary plus direct and indirect benefits) is established through a process in which the Department For Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST), subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), defines the individual amounts and sends them to the Secretary of the Brazilian National Treasury (Secretaria do Tesouro Nacional) that approves them and sends the proposal to Eletrobras Annual Shareholders’ Meeting for appreciation.

	Participation on committees	The Company’s Executive Officers are not entitled to any wages for participation in meetings.
Variable Compensation	Bonuses	The Company’s Executive Officers are not entitled to any bonuses.
Profit Sharing

The amount paid as profit sharing depends on the achievement of the aforementioned parameters. The calculation of the profit sharing in the last three fiscal years corresponded to the two December payrolls and distributed 30% equally among all employees, Executive Officers and requested workers (workers from other bodies/companies) and 70% individually.

	Participation in meetings	The Company’s Executive Officers are not entitled to any wages for participation in meetings.
	Fees	The Company’s Executive Officers are not entitled to any fee.
Post-retirement Benefits	Not applicable	The Company’s Executive Officers are entitled to post-retirement benefits pursuant to post-retirement plan.
Benefits for Job Termination	Not applicable	The Company’s Executive Officers are not entitled to benefits for job termination.
Compensation based on Shares	Not applicable	The Company’s Executive Officers are not entitled to any compensation based on the Company’s shares.

iv.      Reasons that justify the compensation structure;

The compensation structure is established by the controlling shareholders upon determination by the proper authorities (MPGO/DEST), considering the inflation index, and also the duties assigned to each position.

c) main performance indicators considered for the establishment of each compensation element;

There is no subordination between the managements’ performance and their compensation, once the amounts are established by the Department For Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST), subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), and distributed by Eletrobras’ Board of Directors to the other Company’s management instances. Total compensation is approved by the Annual Shareholders’ Meeting, considering the period between April of the current year and March of the following year.

d) How the compensation is structured to reflect the performance indicators evolution;

▪         Wages: fixed compensation is not subordinated to any indicator.

▪         Direct or indirect benefits: Not subordinated to any indicator.

▪         Bonuses. Eletrobras does not pay bonuses as part of compensation.

▪         Profit Sharing: Eletrobras’ Executive Officers are entitled only to profit sharing as variable compensation. Profit sharing is structured to reflect the achievement of performance indicators negotiated with the Department For Control and Coordination of State Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST) and pursuant to collective bargaining agreements negotiated between Eletrobras and Labor Unions such as: Engineers Labor Union, Labor Union of Electric Power Companies Employees on Rio de Janeiro and Region, Economists Labor Union and the Employees Association. These indicators are also related to Eletrobras’ financial results for each fiscal year.

▪         Participation in meetings: Eletrobras does not have this kind of compensation.

▪         Fees: Eletrobras does not have this kind of compensation.

▪         Post-retirement benefits: Not subordinated to any indicator.

▪         Job termination: Eletrobras does not have this kind of compensation.

▪         Compensation based on shares: Eletrobras does not have this kind of compensation.

e) How the compensation policy or practice conciliates the company’s short, medium and long term interests

The compensation of the Eletrobras’ management is based on the Company’s results and development, in accordance with the short, medium and long term strategic planning and to shareholders expected return on investments.

f) compensation paid by subsidiaries, controlled companies or direct or indirect controlling shareholders

No compensation or benefits are paid to the Company’s Directors, members of the Fiscal Council, Executive Officers and members of the advisory committees by subsidiaries, controlled companies or direct or indirect controlling shareholders.

g) compensation or benefit subordinated to the occurrence of a corporate event, such as change of the control

No compensation or benefits are paid to the Company’s Directors, members of the Fiscal Council, Executive Officers and members of the advisory committees subordinated to the occurrence of a corporate event.

13.2 – Total compensation of the Company’s Directors, Executive Officers and members of the Fiscal Council

Total compensation estimated to the current fiscal year ending on December 31, 2012 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	8.00	6.00	4.00	18.00
Annual fixed compensation
Salary	428,623.92	3,094,949.69	214,311.96	3,737,885.57
Direct or indirect benefits	-		-
Participation on committees	-	-	-	-
Others	-	765,876.46	-	765,876.46
Description of other fixed compensation	-	Christmas bonus (R$275,112.07), vacations (R$206,395.18), housing allowance (R$129,600.00) and vacation bonuses (R$154,769.22).	-	-
Variable compensation
Bonuses	-	-	-	-
Profit sharing	-	493,058.68	-	493,058.68
Participation in meetings	-	-	-	-
Fees	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-retirement	-	302,945.34	-	302,945.34
Job termination	-	-	-	-
Based on shares	-	-	-	-
Notes
Total compensation	428,623.92	4,656,830.17	214,311.96	5,299,766.05

Total compensation for the fiscal year ended on December 31, 2011 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	9	7	5	21
Annual fixed compensation
Salary	0.00	2,857,300.05	0.00	2,857,300.05
Direct or indirect benefits	0.00	416,819.35	0.00	416,819.35
Participation on committees	303,960.11	0.00	196,316.80	500,276.91
Others	0.00	732,141.15	0.00	732,141.15
Description of other fixed compensation	Not applicable	Christmas bonus (R$277,872.80), vacations (R$233,821.87), housing allowance (R$205,057.05) and other benefits (R$15,389.43).	Not applicable	-
Variable compensation
Bonuses	0.00	0.00	0.00	0.00
Profit sharing	0.00	376,899.75	0.00	376,899.75
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Others	0.00	1,641,531.90	0.00	1,641,531.90
Description of other variable compensation	Not applicable	Compensation charges (R$1,527,536.24) and travel costs allowance (R$113,995.66).	Not applicable	-
Post-retirement	0.00	0.00	0.00	0.00
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Notes	The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.	The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release No. 007/2011.	The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.	-
Total compensation	303,960.11	6,024,692.20	196,316.80	6,524,969.11

Total compensation for the fiscal year ended on December 31, 2010 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	9.00	6.00	4.00	19.00
Annual fixed compensation
Salary	0.00	2,765,303.82	0.00	2,765,303.82
Direct or indirect benefits	0.00	262,325.86	0.00	262,325.86
Participation on committees	322,297.50	0.00	187,600.00	509,897.50
Others	0.00	467,563.78	0.00	467,563.78
Description of other fixed compensation		Others – Vacation, food stamps, living costs allowance, refunds, life insurance, health insurance, day-care assistance and house benefits.
Variable compensation
Bonuses	0.00	0.00	0.00	0.00
Profit sharing	0.00	444,800.44	0.00	444,800.44
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Others	0.00	241,918.47	0.00	241,918.47
Description of other variable compensation		Christmas bonus.
Post-retirement	0.00	128,832.98	0.00	128,832.98
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Notes

The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.

The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.

The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.

Total compensation	322,297.50	4,310,745.35	187,600.00	4,820,642.85

Total compensation for the fiscal year ended on December 31, 2009 – Annual amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	8.00	6.00	4.00	18.00
Annual fixed compensation
Salary	0.00	2,331,138.72	0.00	2,331,138.72
Direct or indirect benefits	0.00	52,563.72	0.00	52,563.72
Participation on committees	323,764.26	0.00	180,781.96	504,546.22
Others	0.00	74,782.26	0.00	74,782.26
Description of other fixed compensation		Other - Vacations
Variable compensation
Bonuses	0.00	0.00	0.00	0.00
Profit sharing	0.00	242,244.72	0.00	242,244.72
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Others	0.00	287,172.11	0.00	287,172.11
Description of other variable compensation		Housing allowance and Christmas bonus.
Post-retirement	0.00	95,699.91	0.00	95,699.91
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Notes

The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.

The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.

The number of members was calculated by taking the average annual number of members of the applicable management body and dividing it by twelve months, pursuant the CVM/SEP Directive Release n. 007/2011.

Total compensation	323,764.26	3,083,601.44	180,781.96	3,588,147.66

13.3 – Variable compensation of Directors, Executive Officers and members of the Fiscal Council

a) Compensation policy or practice purposes:

The purpose of the compensation practice adopted by Eletrobras is to conciliate the interests of the Company’s management and shareholders. Accordingly, the Company’s management compensation is established pursuant to the following parameters: (a) the responsibility, time dedicated to the job, duties and professional reputation, and also (b) the compensation practices usually adopted in the market by similar companies.

b) compensation structure, including:

v.       Description of compensation elements and corresponding purposes;

Below is the description of the compensation elements and corresponding purposes, segregated by each management instance of Eletrobras:

Board of Directors:

Compensation Structure	Description and Purposes
Fixed Annual Compensation

The Board of Directors’ compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers plus the Directors transportation and hotel expenses when related to their duty.

The compensation’s purpose is to pay for the services rendered by each Director, pursuant to their designated duties.

The Directors are not entitled to any direct or indirect benefits, except for funeral grant, and are not entitled to any wages for participation in the Company’s committees.

Variable Compensation	The Company’s Directors are not entitled to any variable compensation, including, but not limited to, bonuses, profit sharing, wages for participation in meetings or committees.
Post-retirement benefits	The Company’s Directors are not entitled to post-retirement benefits.
Benefits for Job Termination	The Company’s Directors are not entitled to benefits for job termination.
Compensation based on Shares	The Company’s Directors are not entitled to compensation based on the Company’s shares.

Fiscal Council:

Compensation Structure	Description and Purposes
Fixed Annual Compensation

The Fiscal Council compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers plus the Directors transportation and hotel expenses, when related to their duty.

The compensation’s purpose is to pay for the services rendered by each member of the Fiscal Council, pursuant to their designated duties.

The members of the Fiscal Council are not entitled to any direct or indirect benefits, except for funeral grant, and are not entitled to any wages for participation in the Company’s committees.

Variable Compensation	The members of the Fiscal Council are not entitled to any variable compensation, including, but not limited to, bonuses, profit sharing, wages for participation in meetings or committees.
Post-retirement benefits	The members of the Fiscal Council are not entitled to post-retirement benefits.
Benefits for Job Termination	The members of the Fiscal Council are not entitled to benefits for job termination.
Compensation based on Shares	The members of the Fiscal Council are not entitled to compensation based on the Company’s shares.

Statutory Board of Executive Officers:

Compensation Structure	Description and Purposes
Fixed Annual Compensation

The Company’s Executive Officers receive a monthly fixed compensation corresponding to their wages plus the following benefits: vacation bonus, pension plan, transfer allowance, group life insurance, funeral grant, medical expenses, food stamps, housing-aid and Christmas bonus.

This compensation’s purpose is to pay for the services provided by each Executive Officer, under the scope of the assignments designated to their respective offices.

The Company’s Executive Officers are not entitled to any wages for participation in the Company’s committees.

Variable Compensation

The Company’s Executive Officers are entitled to profit sharing, in order to recognize the Officer’s contribution to the Company’s performance. The Executive Officers, do not receive any bonuses or wages for participation in meetings or committees.

Post-retirement benefits	The Company’s Executive Officers are entitled to post-retirement benefits under the scope of the pension fund.
Benefits Originated for Job Termination	The Company’s Executive Officers are not entitled to benefits for job termination.
Compensation based on Shares	The Company’s Executive Officers are not entitled to any compensation based on the Company’s shares.

Non-statutory Board of Executive Officers:

Not applicable, as Eletrobras does not have a Non-statutory Board of Executive Officers.

Committees:

Eletrobras maintains the following advisory committees to the Board of Directors: (i) Eletrobras Group Investments Committee, (ii) Financial Hedge Committee, (iii) Risk

Committee, (iv) Sustainability Committee, (v) Committee for Compensation and Personnel Management, (vi) Eletrobras Group Information Technology Committee, Telecommunication and Automation Committee, and (vii) Strategic Committee for Supply Logistics.

There are no wages for participation in Eletrobras’ committees. See item 12.1 of this Reference Form for further information on the mentioned committees.

vi.      Share of each element in total compensation;

The table below sets out the share represented by each element in total compensation on the fiscal year of 2011, which was approximately:

Compensation Structure	Board of Directors	Fiscal Council	Board of Executive Officers	Non-Statutory Board of Executive Officers	Committees
Monthly Fixed Compensation
Salary	100.0%	100.0%	64%	n/a	n/a
Direct or indirect benefits	-	-	9%	n/a	n/a
Participation in committees	-	-	-	n/a	n/a
Others	-	-	19%	n/a	n/a
Variable Compensation
Bonuses	-	-	-	n/a	n/a
Profit Sharing	-	-	8%	n/a	n/a
Participation in meetings	-	-	-	n/a	n/a
Fees	-	-	-	n/a	n/a
Others	-	-	-	n/a	n/a
Post-retirement Benefits	-	-	-	n/a	n/a
Job Termination	-	-	-	n/a	n/a
Compensation based on Shares	-	-	-	n/a	n/a
TOTAL	100.0%	100.0%	100.0%	n/a	n/a

vii.     methodology of calculation and adjustment of each compensation element;

The establishment of the global compensation for Eletrobras’ Executive Officers, Directors, members of the Fiscal Council, and committees’ members follows a process through which:

(iv)          Management compensation is previously established by the Department of Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST) subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), which is responsible for defining the individual amounts of compensation to each of Eletrobras’ management instances;

(v)           DEST sends the proposed amount for the management compensation to the Secretary of the Brazilian National Treasury (Secretaria do Tesouro Nacional) for approval;

(vi)          The Secretary of the Brazilian National Treasury, after approval, sends the proposal to Eletrobras Annual Shareholders’ Meeting for appreciation.

In the event any of the above mentioned authorities does not approve the amount for Eletrobras’ Management compensation, the process is sent back to the prior authority for review.

Eletrobras’ Management compensation is adjusted pursuant to the variation of the official inflation index.

Board of Directors:

Compensation	Elements	Method of Calculation
Annual Fixed Compensation	Wages

The Board of Directors compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to the executive officers plus the Directors transportation and hotel expenses, when related to their duty.

	Direct or indirect benefits	The Company’s Directors are not entitled to any direct or indirect benefits.
	Participation on committees	The Company’s Directors are not entitled to any direct or indirect benefits.
Variable Compensation	Bonuses	The Company’s Directors are not entitled to any kind of bonus.
	Profit Sharing	The Company’s Directors are not entitled to profit sharing.
	Participation in meetings	The Company’s Directors are not entitled to any wages for participation in meetings.
	Fees	The Company’s Directors are not entitled to any fee.
Post-retirement Benefits	Not applicable	The Company’s Directors are not entitled to post-retirement benefits.
Benefits for Job Termination	Not applicable	The Company’s Directors are not entitled to benefits for job termination.
Compensation based on Shares	Not applicable	The Company’s Directors do not receive any compensation based on the Company’s shares.

Fiscal Council

Compensation	Elements	Method of Calculation
Annual Fixed Compensation	Wages

The Fiscal Council compensation is fixed at one tenth of the average monthly compensation of the Executive Officers (Chief Executive Officer and other Executive Officers), excluding the direct and indirect benefits granted to these officers plus the Directors transportation and hotel expenses, when related to their duty.

	Direct or indirect benefits	The members of the Fiscal Council are not entitled to any direct or indirect benefits.
	Participation on committees	The members of the Fiscal Council are not entitled to any direct or indirect benefits.
Variable Compensation	Bonuses	The members of the Fiscal Council are not entitled to any bonuses.
	Profit Sharing	The members of the Fiscal Council are not entitled to profit sharing.
	Participation in meetings	The members of the Fiscal Council are not entitled to any wages for participation in meetings.
	Fees	The members of the Fiscal Council are not entitled to any fee.
Post-retirement Benefits	Not applicable	The members of the Fiscal Council are not entitled to post-job benefits.
Benefits for Job Termination	Not applicable	The members of the Fiscal Council are not entitled to benefits for job termination.
Compensation based on Shares	Not applicable	The members of the Fiscal Council are not entitled to any compensation based on the Company’s shares.

Statutory Board of Executive Officers:

Compensation	Elements	Method of Calculation
Annual Fixed Compensation	Wages

The global compensation to Eletrobras’ Executive Officers (salary plus direct and indirect benefits) is established through a process in which the Department For Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST), subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), defines the individual amounts and sends them to the Secretary of the Brazilian National Treasury (Secretaria do Tesouro Nacional) that approves them and sends the proposal to Eletrobras Annual Shareholders’ Meeting for appreciation.

Direct or indirect benefits

The global compensation to Eletrobras’ Executive Officers (salary plus direct and indirect benefits) is established through a process in which the Department For Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST), subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), defines the individual amounts and sends them to the Secretary of the Brazilian National Treasury (Secretaria do Tesouro Nacional) that approves them and sends the proposal to Eletrobras Annual Shareholders’ Meeting for appreciation.

	Participation on committees	The Company’s Executive Officers are not entitled to any wages for participation in meetings.
Variable Compensation	Bonuses	The Company’s Executive Officers are not entitled to any bonuses.
Profit Sharing

The amount paid as profit sharing depends on the achievement of the aforementioned parameters. The calculation of the profit sharing in the last three fiscal years corresponded to the two December payrolls and distributed 30% equally among all employees, Executive Officers and requested workers (workers from other bodies/companies) and 70% individually.

	Participation in meetings	The Company’s Executive Officers are not entitled to any wages for participation in meetings.
	Fees	The Company’s Executive Officers are not entitled to any fee.
Post-retirement Benefits	Not applicable	The Company’s Executive Officers are entitled to post-retirement benefits pursuant to post-retirement plan.
Benefits for Job Termination	Not applicable	The Company’s Executive Officers are not entitled to benefits for job termination.
Compensation based on Shares	Not applicable	The Company’s Executive Officers are not entitled to any compensation based on the Company’s shares.

viii.   Reasons that justify the compensation structure;

The compensation structure is established by the controlling shareholders upon determination by the proper authorities (MPGO/DEST), considering the inflation index, and also the duties assigned to each position.

c) main performance indicators considered for the establishment of each compensation element;

There is no subordination between the managements’ performance and their compensation, once the amounts are established by the Department For Control and Coordination of State-Owned Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST), subordinated to the Ministry of Planning, Budget and Management (Ministério do Planejamento Orçamento e Gestão), and distributed by Eletrobras’ Board of Directors to the other Company’s management instances. Total compensation amount is approved by the Annual Shareholders’ Meeting, considering the period between April of the current year and March of the following year.

d) How the compensation is structured to reflect the performance indicators evolution;

▪         Wages: fixed compensation is not subordinated to any indicator.

▪         Direct or indirect benefits: Not subordinated to any indicator.

▪         Bonuses. Eletrobras does not pay bonuses as part of compensation.

▪        Profit Sharing: Eletrobras’ Executive Officers are entitle only to profit sharing as variable compensation. Profit sharing is structured to reflect the achievement of performance indicators negotiated with the Department For Control and Coordination of State Companies (Departamento de Coordenação e Controle das Empresas Estatais - DEST) and pursuant to collective bargaining agreement negotiated between Eletrobras and Labor Unions such as: Engineers Labor Union, Labor Union of Electric Power Companies Employees on Rio de Janeiro and Region, Economists Labor Union and the Employees Association. These indicators are also related to Eletrobras’ financial results for each fiscal year.

▪         Participation in meetings: Eletrobras does not have this kind of compensation.

▪         Fees: Eletrobras does not have this kind of compensation.

▪        Post-retirement benefits: Not subordinated to any indicator.

▪         Job termination: Eletrobras does not have this kind of compensation.

▪         Compensation based on shares: Eletrobras does not have this kind of compensation.

e) How the compensation policy or practice conciliates the company’s short, medium and long term interests

The compensation of the Eletrobras’ management is based on the Company’s results and development, in accordance with the short, medium and long term strategic planning and to shareholders expected return on investments.

f) compensation paid by subsidiaries, controlled companies or direct or indirect controlling shareholders

No compensation or benefits are paid to the Company’s Directors, members of the Fiscal Council, Executive Officers and members of the advisory committees by subsidiaries, controlled companies or direct or indirect controlling shareholders.

g) compensation or benefit subordinated to the occurrence of a corporate event, such as change of the control

No compensation or benefits are paid to the Company’s Directors, members of the Fiscal Council, Statutory Executive Officers and members of the advisory committees subordinated to the occurrence of a corporate event.

13.4 – Compensation plan based on shares for Directors and Statutory

Executive Officers

Eletrobras does not have compensation plans based on shares for its Directors and Executive Officers.

13.5 – Equity interests and other securities held by management

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Securities	Amount (1)
	Board of Directors	Board of Executive Officers	Fiscal Council
Common Shares	525	1	-
Preferred Shares	-	-	-

(1)      In order to avoid duplicity, given that Eletrobras’ Chief Executive Officer is also a Director, the security held by him was disclosed in the Board of Directors’ column.

By the end of the last fiscal year, the Company’s Directors, Executive Officers and members of the Fiscal Council did not hold, directly or indirectly, any share or quota, in Brazil or abroad, or other convertible securities, issued by Eletrobras’ direct or indirect controlling shareholders and/or controlled or jointly controlled companies.

13.6 – Compensation based on shares for Directors and Statutory Executive Officers

The Company’s Directors and Executive Officers are not entitled to any compensation based on shares.

13.7 – Information about outstanding stock options held by Directors and Executive Officers

The Company’s Directors and Executive Officers do not hold any outstanding stock option.

13.8 – Exercised Stock options and shares delivered in connection with compensation based on shares for the Directors and Statutory Executive Officers

The Company’s Directors and Executive Officers do not hold or exercise any stock option or had any shares delivered in connection with compensation based on shares.

13.9 – Information deemed necessary to the understanding of the information disclosed in items 13.6 to 13.8 – Pricing Method for shares and options

Not applicable, because Eletrobras does not have a compensation plan based on shares. Accordingly, its Directors and Executive Officers do not hold outstanding stock options, exercised stock options or shares delivered in connection with compensation based on shares. See items 13.4 and 13.6 to 13.8 of this Reference Form.

13.10 – Information about pension plans granted to Directors and Statutory Executive Officers

	Board of Directors	Board of Executive Officers	Total
Number of members (1)	-	2	2
Plan’s name	Fundação Eletrobras de Seguridade Social
Number of managers who are eligible for retirement	-	Not available	Not available
Conditions for early retirement	-	Not available	Not available
Amount of aggregated contributions to the pension plan until the end of the last fiscal year, disregarding the amount paid directly by the managers	-	R$423,435.26	R$423,435.26
Total aggregated amount of contributions paid in the last fiscal year, disregarding the amount paid directly by the managers	-	R$208,697.96	R$208,697.96
Possibility of early redemption and conditions	-	Early redemption is available upon cancellation of the member’s enrollment, due to the employment termination between the member and the sponsor, provided that this cancellation occurs before the member has applied for the Monthly Income Benefit. Redemption is paid fully in one or more installments, at the member’s discretion, net of income tax.	-

(1)  Corresponds to the number of Directors and Executive Officers, as applicable, who have applied for the pension plan, pursuant to the terms of the CVM/SEP Directive Release n. 007/2011.

	Board of Directors	Board of Executive Officers	Total
Number of members (1)	-	1	1
Plan’s name		Previnorte (Pension plan of one Executive Officer connected to Eletronorte)
Number of managers who are eligible for retirement	-	1	1
Conditions for early retirement	-	Early redemption may be requested by members older than 50 years old, recipients of social security benefits and who do not maintain the employment relationship with the plan’s sponsor. The member must have completed 10 years as a member of the plan.	-
Amount of aggregated contributions to the pension plan until the end of the last fiscal year, disregarding the amount paid directly by the managers	-	R$932,310.25	R$932,310.25
Total aggregated amount of contributions paid in the last fiscal year, disregarding the amount paid directly by the managers	-	R$45,047.83	R$45,047.83
Possibility of early redemption and conditions	-	The early redemption is possible (i) when the employment relationship between the member and Eletronorte is terminated, provided that the member is not allowed supplementary pension, or (ii) when the member’s enrollment before the Plan is canceled by the member’s fault or request. The member who applies for redemption may receive the balance of the account incorporated with his contributions, which includes the net returns originated from the investments made by the pension fund.	-

(1)  Corresponds to the number of Directors and Executive Officers, as applicable, who have applied for the pension fund, pursuant to the terms of the CVM/SEP Directive Release n. 007/2011.

13.11 – Maximum, minimum and average individual compensation of Directors, Executive Officers and members of the Fiscal Council

Annual amounts

	Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009
Number of members	7.00	6.00	6.00	9.00	9.00	8.00	5.00	4.00	4.00
Maximum compensation (Brazilian Reais)	669,410.20	718,457.56	513,933.60	33,773.35	35,810.83	40,470.50	39,263.36	46,900.00	45,195.49
Minimum compensation (Brazilian Reais)	669,410.20	718,457.56	513,933.60	33,773.35	35,810.83	40,470.50	39,263.36	46,900.00	45,195.49
Average compensation (Brazilian Reais)	669,410.20	718,457.56	513,933.60	33,773.35	35,810.83	40,470.50	39,263.36	46,900.00	45,195.49

Notes

Board of Executive Officers
12/31/2011

The amount distributed among the members of the Board of Executive Officers is the same for all Officers.

The average time a member of the Board of Executive Officers remained in office was 12 months.

The number of members corresponds to the annual average number of the members, calculated on a monthly basis, pursuant the CVM/SEP Directive Release n. 007/2011.

12/31/2010	The salaries paid for each Director and Executive Officer are the same. Therefore, there is no amount to be disclosed at “Maximum compensation” and “Minimum compensation” charts.
12/31/2009	The salaries paid for each Director and Executive Officer are the same. Therefore, there is no amount to be disclosed at “Maximum compensation” and “Minimum compensation” charts.

Board of Directors
12/31/2011

The amount distributed among the members of the Board of Directors is the same for all Directors.

The average time a member of the Board of Directors remained in office was 12 months.

The number of members corresponds to the annual average number of the members, calculated on a monthly basis, pursuant the CVM/SEP Directive Release n. 007/2011.

12/31/2010	The salaries paid for each Director and Executive Officer are the same. Therefore, there is no amount to be disclosed at “Maximum compensation” and “Minimum compensation” charts.
12/31/2009	The salaries paid for each Director and Executive Officer are the same. Therefore, there is no amount to be disclosed at “Maximum compensation” and “Minimum compensation” charts.

Fiscal Council
12/31/2011

The amount distributed among the members of the Fiscal Council is the same for all.

The average time a member of the Fiscal Council remained in office was 12 months.

The number of members corresponds to the annual average number of the members, calculated on a monthly basis, pursuant the CVM/SEP Directive Release n. 007/2011.

12/31/2010

The salaries paid for each Director, Executive Officer and members of the Fiscal Council are the same. Therefore, there is no amount to be disclosed at “Maximum compensation” and “Minimum compensation” charts.

12/31/2009

The salaries paid for each Director, Executive Officer and members of the Fiscal Council are the same. Therefore, there is no amount to be disclosed at “Maximum compensation” and “Minimum compensation” charts.

13.12 – Compensation indemnifications mechanisms applicable to management in the event of retirement or dismissal

There are no compensation indemnification mechanisms applicable to management in the event of retirement or dismissal.

13.13 – Percentage of the compensation paid to managers and members of the Fiscal Council who are related to the controlling shareholders

    Not applicable, because there is no manager or member of the Fiscal Council who is related to Eletrobras’ controlling shareholders.

13.14 – Compensation received by managers and members of the Fiscal Council not related to their positions, disclosed by management body

On the last three (3) fiscal years, there were no payments made to Directors, Executive Officers or the members of the Fiscal Council that were not related to their respective positions.

13.15 – Compensation of Directors, Executive Officers and members of the Fiscal Council recorded in the results of direct or indirect controlling shareholders, controlled companies and jointly controlled companies

On the last three (3) fiscal years, there were no:

(a)   Compensation paid to Eletrobras’ Directors, Executive Officers and to members of the Fiscal Council by any company controlled by Eletrobras or Eletrobras’ direct or indirect controlling shareholders or jointly controlled companies,  related to their respective positions in Eletrobras; and/or

(b)   Compensation received by Eletrobras’ Directors, Executive Officers and the members of the Fiscal Council which were recorded in the results of Eletrobras’ direct or indirect controlling shareholders, controlled companies and jointly controlled companies, including compensation not related to their respective positions in Eletrobras.

13.16 - Other material information

There is no other material information that has not been disclosed in the remaining sections of this item 13.

14.1 – Human Resources Description

a) number of employees (total, by department and by geographical location)

The evolution of Eletrobras’ employee structure by department in 2009, 2010 and 2011 is described below:

Department	2011	2010	2009
Field	17,247	17,422	16,440
Administrative	11,122	10,888	11,171
Total	28,370	28,310	27,611

On December 31, 2011, Eletrobras’ employees’ geographic distribution was as follows:

Company	Number of Employees
	2011	2010	2009
Eletrobras	1,108	1,301	1,224

CGTEE	717	690	565

Eletrobras Furnas	4,860	4,906	4,758

Eletrobras Eletrosul	1,554	1,605	1,580

Eletrobras Chesf	5,631	5,638	5,635

Eletrobras Eletronorte	3,815	3,852	3,701

Eletrobras Eletronuclear	2,576	2,536	2,308

Eletrobras Distribuição Roraima	285	295	294

Eletrobras Distribuição Piauí	1,459	1,330	1,350

Eletrobras Amazonas Energia	2,305	2,300	2,302

Eletrobras Distribuição Alagoas	1,339	1,259	1,256

Eletrobras Distribuição Acre	275	267	272

Eletrobras Distribuição Rondônia	748	748	744

Itaipu Binacional	1,698	1,583	1,621

TOTAL	28,370	28,310	27,611

b) number of outsourced employees (total, by department and by geographical location)

The following table sets out the number of employees outsourced by Eletrobras for the indicated periods:

Company	2011	2010	2009
Eletrobras Furnas¹	1,541	1,591	1,676
Eletrobras Eletronorte¹	507	548	653
[1] The companies listed above have signed a Conduct Adjustment Agreement (Termo de Ajustamento de Conduta) with Brazilian Ministry of Labor in order to replace all outsourced employees by 2012.

c) turnover rate

Eletrobras turnover rates for 2011, 2010 and 2009 were of, approximately, 4.21%, 8.64% and 10.01%, respectively, considering only Eletrobras’ employees.

d) Eletrobras exposure to liabilities and labor contingencies

On December 31, 2011, based on its consolidated financial statements, Eletrobras had accrued a total of R$854 million for potential losses in labor claims.

For further information with respect to Eletrobras exposure to liabilities and labor contingencies, see sections 4.3 e 4.6 of this Reference Form.

14.2 – Relevant changes – Human Resources

The difference between the number of Eletrobras employees in the period 2009-2011 is explained by Ordinance n. 19, of October 14, 2008, approved by Departamento de Coordenação e Controle das Empresas Estatais – DEST, to Centrais Elétricas Brasileiras S.A.. The ordinance increased the maximum number of employees – 1,206 (one thousand two hundred six) employees.

In 2011, at Eletrobras (holding), there were 48 terminations and 77 admissions, 51 from prevailing public contests (Public Contest 2007 and Public Contest 2010) and 26 from reintegration procedures derived from the Amnesty Law (Law 8,874/94). In 2010, there were 43 terminations and 229 admissions, and in 2009, 180 terminations and 176 admissions. It is important to mention that the ceiling for Eletrobras own staff is 1,206 employees, as established by Ordinance n. 19, from October 14, 2008, approved by Departamento de Coordenação e Controle das Empresas Estatais – DEST. However, reintegrated employees are not considered in the employee count once reintegration must be performed independently of the staff ceiling.

In 2009 and 2010, outsourced service providers were hired for the executive office, computer network maintenance, and also cleaning services, building maintenance, reception desk and asset security.

14.3 – Description of employee remuneration policy

a) policy on salaries and variable compensation

Eletrobras considers its human resources policy as part of its business strategy. Therefore, Eletrobras practices a transparent management in which the main focus is the constant appreciation and development of talents.

Eletrobras human resources department focuses on maintaining in the Company those who are ethical, qualified and who are willing to face and overcome challenges. The Company encourages continuing development to all its employees through training programs, professional development and provides variable pay to employees and directors (Profit Sharing) linked to achieving goals and results.

As a mixed capital company, Eletrobras cannot hire employees without a public contest. A public contest involves placing advertisements in the Brazilian press, which establish employee compensation depending on the position to be filled. Thus, each position has a different compensation strictly related to the advertisements published for that public contest.

In 2010, the companies from Eletrobras Group implemented and unified the Career and Compensation Plan (Plano de Carreira e Remuneração - PCR) with emphasis on meritocracy. The PCR involves four dimensions: Career (axes of professional performance and competences), Positions (definition of roles, differentiating variables and levels of complexity), Compensation (salary ranges and forms of wage progression), and Performance (evaluation based on goals and competences).

Eletrobras offers to its employees, through a collective bargaining agreement, a profit sharing plan based on the achievement of goals. These goals are established annually, after negotiation with labor unions and approval by the Brazilian Government. In addition, the Shareholders’ Meeting may determine the payment of percentages or bonuses to the management and to be deducted from the net income.

b) benefits policy

Eletrobras offers the following benefits to its employees:

Assistance

(i) Food-Aid: to pay for meals and/or food supply (food stamps), via magnetic card;
(ii) Transportation-voucher: to pay for employee’s transportation expenses  between his/her residence and the workplace;
(iii) Additional  due to Time in Service: amount paid in the form of anuênio1 and calculated according to employee’s time in service at Eletrobras;
(iv) Preschool Reimbursement: reimbursement of preschool expenses of legal dependents of Eletrobras employees;
(v) Group Life Insurance: benefit that aims to guarantee the payment of compensation in case of death or occurrence of an accident with an employee, as provided for in the policy;
(vi) Funeral Assistance: benefit that aims to guarantee the payment of a pre-determined value in case of death;
(vii) Reimbursement of Graduation Expenses (valid only for employees without a college degree): reimbursement of graduation expenses (tuition) to employees that don’t have college education, aiming to encourage their personal development;
(viii) Partnerships with schools and universities: Eletrobras has several partnerships with schools and universities to provide tuition discounts to employees or their dependents.

Post-Retirement Benefit Plan

1 Monthly bonus paid to employees corrected and increased per year of employment, as of first full year of employment.

Eletrobras is a pioneer in post-retirement planning. The Company has its post-retirement benefit plan since 1971, when Eletrobras Foundation for Social Security (Fundação Eletrobras de Seguridade Social - “Eletros”), a not-for-profit private legal entity, was created. Eletrobras post-retirement benefit plan seeks to guarantee the tranquility of its employees, their family income balance and the maintenance of their standard of living after retirement. Each of the other companies from Eletrobras Group has its own pension fund.

As one of Eletrobras executive officers is linked to Eletronorte, he participates in Previnorte post-retirement benefit plan.

Health and Quality of Life

(i) Health Insurance for all employees and their dependents without monthly installments: for partial coverage of medical, dental and hospital expenses and prescription drugs expenses of all employees and their indicated legal dependents;

(ii) Occupational medical exams: conducting a series of medical examinations on an annual basis in clinics specialized in performing patient check-up, at no cost for the employee, aimed at early disease detection and prevention, monitoring of employee’s health and improvement of his/her quality of life;

(iii) Psycho-pedagogical assistance to employees and/or dependents with special needs: reimbursement of specialized education expenses, including enrollment fee, tuition, expenses with materials, transportation and school uniform, and also speech therapy, psychological and physical therapy. It also provides for participation in extracurricular activities such as gymnastics, swimming and computer classes.

(iv) Health Promotion Programs: these actions are part of the program “Healthy Eletrobras” (Eletrobras Saudável) aimed at health promotion and disease prevention;

(v) Health education and prevention campaigns: information is made available through pamphlets, conferences, publications at intranet and Eletrobras radio, in order to contribute to disease prevention and practice of healthy living habits. Among the major campaigns are: the influenza vaccination, the World Day to Fight Tobacco, prevention of Dengue Fever and Hypertension;

(vi) Medical Appointments: during business hours, Eletrobras provides through its Health Division, emergency and ambulatory care services in its clinics and emergency; and

 (vii) Work  Safety and health at the workplace: activities related to the safety of Eletrobras’ employees and contributors.

Health and Work Safety

1. Identification of risks related to work.

The OHS management system identifies and monitors safety risks at the workplace. Eletrobras’ companies maintain a regular risk identification performed through monitoring and the consolidation of such risks at the corporate level for use as a management tool.

Eletrobras generation and transmission companies identify risks related to work every three months. Eletrobras identifies risks related to work once a year. According to Brazilian law, once a year, all Eletrobras companies have a legal obligation to provide information on the risks related to work and take precautions when necessary. With the Environmental Risk Prevention Program (Programa Prevenção de Riscos Ambientais - PPRA), potential risks of injury / illness and / or unfavorable conditions in the procedures and / or work environment are identified, evaluated, neutralized, and publicized to employees and the necessary measures are adopted  in a safe and healthy manner for the work environment. The objective of PPRA is the preservation of workers’ health and physical integrity through the anticipation, recognition, evaluation and subsequent control of environmental hazards that exist or may exist in the workplace, taking into consideration environmental protection and natural resources. The methodology applied to develop the work under PPRA is to monitor the activities performed by workers in the field; inspect premises and collect information from supervisors and workers themselves; identify risks and apply environmental assessment techniques in situations in which is necessary to quantify agents in order to determine the effectiveness of measures adopted or to adopt new control measures to eliminate or neutralize the risks found. All employees and contractors who perform activities at Eletrobras premises are involved in the quantitative and qualitative assessment of work environment risk causes.

All Eletrobras companies have an Internal Commission for Accident Prevention (Comissão Interna de Prevenção de Acidentes – CIPA). CIPA’s mission is to prevent accidents and occupational diseases in order to make work, life preservation and promotion of a healthy workplace compatible. At least once a year, there is a week devoted to accident prevention (Semana Interna de Prevenção de Acidentes – SIPAT).

To ensure the integrity of its employees, national rules and guidelines are followed and approved by Eletrobras’ companies. Among these rules are Regulatory Norms (Normas Regulamentadoras-NR) n. 04, 05, 06, 07, 09.10, 23:26 32 and Perfil Profissiográfico de Pensões (PPP) which is a historical work on the workers’ individual exposure to harmful agents, according to a model established by the National Social Security Institute (Instituto Nacional do Seguro Social - INSS).

Eletrobras’ companies establish guidelines to their employees on work safety and workplace health requirements. In general, employees receive support services for medical and psychological care. Regarding safety at the workplace, policies and internal regulations meet the legal requirements taking into account the activities of CIPA and the Ergonomic Committee (Comitê de Ergonomia). The companies’ goal is to reduce the number of accidents to zero, and also improve workers’ quality of life focusing on the performance of the existing health programs.

2. Risks at work management system

Eletrobras’ companies ensure the effective management (e.g.  assessment, mitigation and prevention) of risks at work, following Brazilian Law and maintaining safety management and occupational health procedures.  The companies Chesf, Eletronorte and Furnas are in the process of implementing a management system based on OHSAS 18001, furthermore, in 2010 it was permitted that all companies adapt to implement this management system.

Itaipu, for example, works with prevention, including activities related to preliminary risk analysis (análise preliminar de risco - APR), in the development of planned activities in the areas of maintenance and operations, a practice that prevents the application of the Medical Control and Occupational Health Program (Programa de Controle Médico e Saúde Ocupacional -PCMSO).

In order to promote external verification in Health, Safety and Well-Being, Furnas is developing the Integrated Management System (Sistema de Gestão Integrada), including Quality - ISO 9001, Environment (ISO 14001), Labor, Health and Safety (OHSAS 18001) for all corporate departments.

3. Education on risks at the workplace

Eletrobras’ companies ensure training to prevent risks at the workplace or occupational health hazards across the organization.

Equipments for personal protection (equipamentos de proteção individual - EPI), are provided by Eletrobras’ companies to all employees in zones of risk, considering durability and comfort requirements according to Brazilian Law.

The companies offer trainings for different types of risk in accordance with Regulatory Norms such as NR 10, which regulates Safety in Facilities and Services in Electricity. As an example, Furnas has a training system, established since 2009, and other companies plan annually actions in occupational safety and health through their training departments.

Accordingly, SESMT tries to meet all company’s needs in relation to publication and trainings on prevention of risks at work and occupational health risks, including seminars and external training.

c) characteristics of compensation plans based on shares for employees (not part of management) identifying: (i) group of beneficiaries; (ii) shares for exercise; (iii) strike price, (iv) vesting; and (v) number of shares committed by the plan

Not applicable, as Eletrobras has no stock-based compensation plans.

14.4 – Description of the relationships between issuer and labor unions

The majority of Eletrobras’ employees are members of unions. The main unions representing the employees are:

Labor Unions – National Agenda:

  Federação Nacional dos Urbanitários da CUT – FNU-CUT
  Federação Brasileira dos Administradores - FEBRAD
  Federação Interestadual de Sindicatos de Engenheiros - FISENGE
  Federação Nacional dos Engenheiros FNE
  Federação Nacional dos Técnicos Industriais - FENTEC
  Sindicato dos Trabalhadores nas Indústrias da Energia Elétrica de São Paulo
  Sindicato dos Eletricitários de FURNAS E DME - SINDEFURNAS
  Sindicato das Secretárias do Estado do Rio de Janeiro - SINSERJ
  Sindicato dos Trabalhadores da Indústria de Energia Elétrica do Norte e Noroeste Fluminense - STIEENNF
  Sindicato dos Assalariados Ativos, Aposentados e Pensionistas nas Empresas Geradoras, ou Transmissoras, ou Distribuidoras, ou Afins, de Energia Elétrica no Estado do Rio Grande do Sul, e Assistidos por Fundações de Seguridade Privada Originadas no Setor Elétrico - SENERGISUL.
  Sindicato dos Trabalhadores na Indústria de Energia Elétrica dos Municípios de Parati e Angra dos Reis - STIEPAR
  Sindicato dos Administradores no Estado do Rio de Janeiro – SINAERJ

Labor Unions – Eletrobras Specific Agenda:

  Sindicato dos Economistas do Estado do Rio de Janeiro
  Sindicato dos Engenheiros do Estado do Rio de Janeiro
  Sindicato dos Administradores no Estado do Rio de Janeiro
  Sindicato das Secretárias do Estado do Rio de Janeiro
  Sindicato dos Trabalhadores nas Empresas de Energia Elétrica do Rio de Janeiro e Região
  Associação dos Empregados da Eletrobras

The relationship with employees is regulated by collective bargaining agreements executed with these unions and Eletrobras Association of Employees (Associação dos Empregados da Eletrobras) and renegotiated in May each year, the category’s base date, with monitoring meetings every three months.

15.1 / 15.2 – Shareholding

Shareholder
Shareholder CPF/CNPJ	Nationality - State	Is party to shareholders’ agreement	Controlling Shareholder	Last Change
Number of Common Shares (Units)	Common Shares %	Number of Preferred Shares (Units)	Preferred Shares %	Total number of shares (Units)	Total shares %
Breakdown by class of shares (Units)
Class of shares	Number of shares (Units)	Shares %
Victor Adler
203.840.097-00	Brazilian -RJ	No	No	04/30/2012
0	0,000000%	40,300	0.015174%	40,300	0.002979%

JP Morgan Chase Bank
46.518.205/0001-64	American	No	No	04/30/2010
76.248.894	7,014293%	37,384,355	14.076293%	113,633,249	8.400886%

BNDES Participações S.A. - BNDESPAR
00.383.281/0001-09	Brazilian -DF	No	No	03/16/2011
180.757.951	16.628297%	18,691,102	7.037742%	199,449,053	14.745233%

Caixa Econômica Federal
00.360.305/0001-04	Brazilian -DF	No	No	12/31/2011
8.701.564	0.800475%	0	0.000000%	8,701,564	0.643305%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES
33.657.248/0001-89	Brazilian -DF	No	No	12/31/2011
76.338.832	7.022567%	18,262,671	6.876425%	94,601,503	6.993872%

União Federal
00.394.460/0001-41	Brazilian -DF	No	Yes	03/16/2011
552.968.382	50.868703%	2,252	0.000848%	552,970,634	40.881021%

Fundo Garantidor para Investimentos - FGI
10.993.128/0001-57	Brazilian -DF	No	No	12/31/2010
0	0.000000%	8,750,000	3.294629%	8,750,000	0.646886%

Fundo Garantidor de Habitação - FGHAB
10.384.372/0001-12	Brazilian -DF	No	No	12/31/2010
1.000.000	0.091992%	0	0.000000%	1,000,000	0.073930%
Fundo Nacional de Desenvolvimento - FND
02.704.906/0001-12	Brazilian-DF	No	No	12/01/1998
45.621.589	4.196824%	0	0,000000%	45,621,589	3.372796%
Skagen K.T. Verdipapirfond
07.536.389/0001-33	Norwegian	No	No	04/30/2010
0	0.000000%	27,493,563	10.352123%	27,493,563	2.032594%

Fundo de Garantia de Operações – FGO
10.983.890/0001-52	Brazilian -DF	Yes	No	03/19/2009
0	0.000000%	468,600	0.176441%	468,600	0.034644%

OTHERS
145,413,085	13.376849%	154,490,960	58.170325%	299,904,045	22.171854%

TREASURY SHARES
0	0.000000%	0	0.000000%	0	0.000000%
TOTAL
1,087,050,297	100.000000%	265,583,803	100.000000%	1,352,634,100	100.000000%

[2] National Register of Taxpayers.

HOLDING/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality - State	Is party to shareholders’ agreement	Controlling Shareholder	Last Change
Breakdown by class of shares (Units)
Number of Common Shares (Units)	Common Shares %	Number of Preferred Shares (Units)	Preferred Shares %	Number of total shares (Units)	Total shares %
HOLDING/INVESTOR			Shareholder CPF/CNPJ		Shareholding
BNDES Participações S.A.			00.383.281/0001-09
OTHERS
0	0.000000%	0	0.000000%	0	0.000000%
TOTAL
1	100.000000%	0	0.000000%	0	100.000000%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES
33.657.248/0001-89	Brazilian-RJ
1	100.000000%	0	0.000000%	0	100.000000%
Class of share	Number of shares (Units)	Shares%
TOTAL	0	0.000000%

15.3 – Capital distribution

Date of latest shareholders’ meeting / Date of last change	05/18/2012
Number of individual shareholders (Units)	13,095
Number of corporate shareholders (Units)	10,650
Number of institutional investors (Units)	600

Outstanding Shares

Outstanding shares, corresponding to all shares of the issuer except those held by the controlling shareholder, its related parties, issuer’s directors and officers, and shares held in treasury.

Number of Common Shares (Units)	221,661,979	20.391143%
Number of Preferred Shares (Units)	219,409,178	82.604292%
Class A Preferred Shares	146,920	100.00000%
Class B Preferred Shares	219,262,258	82.604292%
Total	441,071,157	32.608313%

15.4 – Shareholders’ Chart

See item 8.2 of this Reference Form.

15.5 – Shareholders’ agreement filed at the issuer’s headquarters or to which the controlling shareholder is a party

a) party and b) execution date

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

c) term of effectiveness

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

d) clauses concerning the exercise of voting rights and control of power

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

e) clauses concerning the appointment of members of management

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

f) clauses concerning the transfer of shares and the preemptive rights to acquire shares

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

g) clauses that restrict or direct voting rights of members of the board of directors

Not applicable, as that there is no shareholders’ agreement filed at the Company’s headquarters.

15.6   – Material changes in the shareholdings of members of the controlling group and of the issuer’s management:

Transfer of 17,691,002 class B preferred shares from the Brazilian Government to BNDESPAR, pursuant to Decree n. 6,951, of August, 2009.

Transfer of 1,000,000 common shares from the Brazilian Government to Fundo Garantidor de Habitação – FGHAB, pursuant to Decree n. 6,820, of April 13, 2009.

Transfer of 8,750,000 class B preferred shares to Fundo Garantidor para Investimentos – FGI, pursuant to Decree n. 6,902 of July 20, 2009.

Transfer of 8,750,000 class B preferred shares (PNB) from the Brazilian Government to Fundo Garantidor para Operações – FGO, pursuant to Decree n. 6,902, of July 20, 2009. FGO’s shareholding on December 31, 2011 was of 468,600 class B preferred shares.

The shareholder Fundo Nacional de Desenvolvimento – FND was extinguished pursuant to Provisional Measure n. 507, of December 30, 2010. After the inventory process, 45,621,589 common shares will be transferred to the shareholder Brazilian Government.

The shareholder Brazilian Government transferred 9,293,295 common shares to the shareholder Caixa Econômica Federal – CEF, pursuant to Decree n. 7,439, of February 16, 2011. Between March and June 2011, CEF traded 542,900 class B preferred shares.

On March 21, 2011, BNDES acquired 80,513,664 common shares and 18,262,671 class B preferred shares. Between April 6 and 26, 2011, BNDES sold 5,968,400 common shares.

In addition to the operations described, there were no significant changes in the shareholding of members of the controlling group and of Eletrobras management.

15.7   – Other material information:

We do not disclose the shareholders of JP Morgan Chase Bank at items 15.1/15.2 of this Reference Form, since it only performs the role of custodian bank of securities issued by us, which are linked to our American Depositary Receipts Program (ADRs), in the United States of America. For more information on our ADR program, see item 18 of the Reference Form.

16.1 – Description of the rules, policies and practices of the issuer for transactions with related parties

Similarly to its other transactions, Eletrobras conducts transactions with its affiliates, subsidiaries, special purpose entities, controlling shareholders and other related parties at commutative prices and conditions, fully consistent with market practices.

Pursuant to the Company’s by-laws, its corporate purpose includes (i) granting loans to Concessionaires of the electric power sector controlled by Eletrobras, and providing guarantees, in Brazil or abroad, in favor of these companies, as well as purchasing debentures issued thereby; and (ii) granting loans and providing guarantees, in Brazil or abroad, in favor of technical/scientific research entities controlled by the Company. Accordingly, the Board of Directors shall (i) deliberate and approve agreements involving amounts higher than 0.02% of the company’s shareholders’ equity including, but not limited to, granting financing to Concessionaires of the electric power sector controlled by Eletrobras, and borrowing funds in Brazil or abroad; and (ii) approve the granting of guarantees for loans obtained in Brazil or abroad, in favor of Concessionaires of the electric power sector controlled by the Company.

Additionally, the Board of Executive Officers of Eletrobras shall deliberate and approve agreements involving amounts higher than 0.02% of the company’s shareholders’ equity including, but not limited to, granting financing to Concessionaires of the electric power sector controlled by Eletrobras, and borrowing funds in Brazil or abroad.

Eletrobras does not enter into transactions with individuals considered related parties other than shareholders.

Information concerning the main transactions with related parties of Eletrobras is listed below:

Management of Regulatory Funds

Eletrobras is responsible for the management of regulatory funds corresponding to the Global Reversion Reserve (Reserva Global de Reversão - RGR), the Energy Development Account (Conta de Desenvolvimento Energético - CDE), the Public Asset Use Fund (Utilização de Bem Público - UBP) and the Fuel Consumption Account (Conta de Consumo de Combustível - CCC). These funds finance the Federal Government’s programs of universal access to electricity, efficiency in street lighting, incentives for alternative sources of electricity, conservation of electricity and the purchase of fossil fuels used in isolated systems for electricity generation, and such financial transactions do not affect Eletrobras’ results of operations.

Management of the RGR Account

The Federal Government, through Law n. 12,431/2011 of June 24, 2011 (which corresponded to the conversion into law of Provisional Measure n. 517/2010), extended the effectiveness of the Global Reversion Reserve until 2035.

The Global Reversion Reserve is a charge paid monthly by electric power companies, with the purpose of providing resources to fnd the reversal and/or expropriation of the public electric power services. It also has a legal purpose to fund the expansion and improvement of such services, as well as to fund alternative sources of electricity, such as those included in the Program for Incentives to Develop Alternative Energy Sources (Programa de Incentivo às Fontes Alternativas de Energia Elétrica - Proinfa), to fund inventory and feasibility studies regarding the use of new potencial sites for hydroelectric plants, and to fund the development and execution of programs and projects to fight losses and the efficient use of electricity.

The contribution to RGR is an obligation of the concessionaires of the electric power sector, corresponding to 2.5% of their investments in assets directly related to the electricity services rendered, limited to 3.0% of the annual revenues, and is paid monthly by Eletrobras.

In 2011, RGR revenues was of R$3.7 billion and use of RGR funds was of R$1.4 billion, approximately 40% of the total inflow for the year. The table below sets out the inflows and outflows of RGR funds which occurred during the year 2011:

Inflows and Outflows in 2011:

Inflows and Outflows		R$ million
Inflows:		3,713
Fees collection		1,729
Others		1,984
Outflows:		1,437
Financings		1,376
Others		61
Region	Financings - R$ million	%
North	223	16.2
Northeast	202	14.7
Center-west	33	2.4
South	163	11.8
Southeast	755	54.9
TOTAL	1,376	100.0

Credit Facilities:

Program	Amounts – R$ million	%
Light for All (Luz Para Todos)	224	16.3
Reluz/Conservation	55	4.0
Generation	681	49.5
Transmission	370	26.9
Distribution	38	2.7
Revitalization of Thermal Plants	7	0.5
Others	1	0.1
TOTAL	1,376	100.0

Management of the CDE Account

Eletrobras manages, on behalf of the Brazilian government, the CDE Account, as the Federal Government is the controlling shareholder of Eletrobras.

Pursuant to Law n. 8,631 of March 4, 1993, Eletrobras manages the amounts collected from concessionaires of the electric power sector for credit on the Fuel Consumption Account, corresponding to the annual quotas for fuel expenses for electricity generation. The amounts accounted for under current assets, in contrast to current liabilities, correspond to available resources kept in an escrow account, and to unpaid fees by the concessionaires.

The CDE, created by Law n. 10,438 of April 26, 2002, with the purpose to promote the energetic development of the States and the competitiveness of electricity produced by wind farms, small hydroelectric plants, biomass plants, or using natural gas and national mineral coal in areas served by the interconnected systems and to promote the universal access to electricity throughout the whole country, will be funded by: (i) annual payments made for the Public Asset Use (Uso de Bem Público - UBP); (ii) payment of fines imposed by ANEEL; and (iii) payment of annual quotas by the agents that sell electricity to final consumers.

The economic subsidy was created to compensate the concessionaires for the decrease of revenues associated to rendering services to low income residential consumers (Subclasse Residencial Baixa Renda), originally with funding from the RGR and, after 2004, from CDE. In 2011, the subsidized amounts totaled R$2.5 billion, out of which R$1.4 billion corresponded to services rendered to low income consumers (for several concessionaires of electricity distribution) and R$1.1 billion corresponded to the Light for All Program (Programa Luz para Todos), as presented below:

Incomes and Applications in 2011:

Inflows and Outflows	R$ million
Inflows: CDE+ UBP+ Fines imposed by ANEEL:	3,747
Fees collection	3,610
Others	137
Applications:	3,084
Light for All Subsidy	1,079
Low Income Consumers Subsidy	1,410
Others	595

Management of the CCC Account

Eletrobras manages, on behalf of the Brazilian government, the CCC Account, as the Federal Government is the controlling shareholder of Eletrobras.

Pursuant to Law n. 12,111/2009, further regulated by Decree n. 7,246/2010 and by the Normative Resolution 427/2011, Eletrobras manages the funds comprised of fees collected by concessionaires of electricity transmission and distribution and by authorized entities rendering electricity public services, and credited the Fuel Consumption Account, corresponding to annual quotas intended to cover part of the total expenses of electricity generation and other entities subrogated to the CCC Account.

Since the effective date of Law n. 12,111/2009, there is no projected date for the phasing out of the the CCC account.

In 2011, the initial balance of the CCC Account was of R$0.9 billion, and there were inflows of R$6.5 billion and outflows of R$5.3 billion throughout the year. Accordingly, the final outstanding balance, slightly higher than R$2.0 billion, is partly provisioned for processing expenses or other future use imposed by ANEEL.

Itaipu

Electricity Purchase

Pursuant to Law n. 10,438, dated April 26, 2002, Eletrobras is required to purchase all the electricity produced by Itaupu Binacional, and the Company started commercialize such electricity starting as of January, 2003. Eletrobras was assigned the commitments of electricity purchase and transfer originally assigned to Furnas and Eletrosul.

The result of the commercialization of electricity of Itaipu Binacional, pursuant to Decree n. 4,550 of December 27, 2002, is allocated as follows:

- if positive, a credit shall be allocated to electricity bills of the consumers of the National Interconnected System who belong to the Rural and Residencial Classes, with monthly consumption below 350 kWh, proportionately to individual consumption; and

- if negative, the result is considered by ANEEL while determiing the rate for the transfer of contracted power in the year following the results.

Accordingly, the net income of Eletrobras is not affected by the commercialization of the electricity generated by jointly controlled company.

Loans and financings for the companies of the group

Loans and financings granted by Eletrobras to companies within its group are among the most material transactions with related parties entered by Eletrobras. These transactions were executed in arms length conditions coherent to the market practices and conditions, and pursuant to applicable law. Loans and financings granted by the Company are associated with the purpose of financing the national electric power industry.

Financing and loans granted use the Company’s own funds, in addition to the regulatory funds, funds from financings obtained from international development agencies, financial institutions and resulting from the issuance of securities in the international financial market.

All loans and financings are duly formalized through agreements executed with the borrowers. Payments are made, in most cases, in monthly installments, with an average term of 10 years, and the average weighted interest rate is of 6.21% per year.

The loans and financings granted which have monetary reinstatement clauses based on currency fluctuations represent approximately 48.3% of the total. ON the other hand, agreements, with monetary reinstatement based on rates representing the level of the domestic prices in Brazil correspond to 29% of the portfolio.

The financings are restricted to concessionaires of the electric power sector and, therefore, the market rate (or opportunity cost of the company’s capital) is defined by such concessionaire, considering the risk premium compatible with the activities of the industry. Whenever there are no other alternatives besides seek funding within the electric power industry, the present value of these loans is equal to its book value.

On December 31, 2011, the Company (holding level) had granted financings and loans totaling R$ 27,930,532 thousand, as described below:

	Year ended December 31, 2011
Currency/Index	US$ thousand	%	R$ thousand
US Dollars	6,946,516	46.65	13,030,275
IGP-M	7,662,145	51.46	14,372,651
EURO	39,556	0.27	74,200
Yen	241,713	1.62	453,406
Total	14,889,930	100.00	27,930,532

The table below sets out information about loans and financings granted by the Company and other transactions with related parties that, pursuant to the accounting standards, must be disclosed in the Company’s financial statements and that have been executed in the last three fiscal years or which are in force in the current fiscal year:

	Fiscal Year ended 12/31/2011					Fiscal Year ended 12/31/2010					Fiscal Year ended 12/31/2009
In (R$) thousands	CURRENT CHARGES		PRINCIPAL			CURRENT CHARGES		PRINCIPAL			CURRENT CHARGES		PRINCIPAL
	Average Rate	Amount	Current	Non Current	Total	Average Rate	Amount	Current	Non Current	Total	Average Rate	Amount	Current	Non Current	Total
CONTROLLED ENTITIES:
Furnas	6.78	18,074	168,250	2,958,897	3,145,221	7.13%	9,389	100,681	1,803,612	1,913,682	7.58%	7,246	512,610	821,835	1,341,691
Chesf	6.95	-	21,276	121,729	143,005	7.17%	44	24,454	131,747	156,245	8.75%	-	102,921	150,876	253,797
Eletrosul	6.84	5,465	58,861	918,555	982,881	6.86%	4,147	42,613	733,562	780,322	7.46%	6,389	97,681	566,020	670,090
Eletronorte	7.34	11,724	273,752	3,783,553	4,069,029	7.45%	12,591	237,971	3,568,778	3,819,340	13.07%	10,235	224,254	3,223,741	3,458,230
Eletronuclear	6.60	3,381	85,882	1,089,087	1,178,350	8.99%	7,351	52,823	546,904	607,078	11.73%	1,682	69,987	3,042,036	3,113,705
CGTEE	11.55	1,577	157,144	841,793	1,000,514	3.57%	1,284	85,666	834,738	921,688	2.54%	538	62,361	719,292	782,191
Distribuição Alagoas	8.70	2,006	105,295	204,011	311,312	7.63%	1,024	55,353	152,730	209,107	6.61%	-	-	117,409	117,409
Distribuição Rondônia	6.65	662	20,916	94,926	116,504	6.72%	630	15,736	93,108	109,474	8.45%	752	-	98,859	99,611
Distribuição Piauí	8.05	3,161	85,423	375,314	463,898	7.06%	2,074	39,776	313,317	355,167	9.39%	561	-	315,330	315,891
Distribuição Acre	11.97	1,071	32,944	73,528	107,543	10.40%	451	46,904	17,390	64,745	7.39%	-	2,352	22,366	24,718
Amazonas Energia	7.82	3,734	170,465	448,894	623,093	7.37%	2,631	95,743	418,339	516,713	7.95%	2,297	-	363,337	365,634
Itaipu	7.45	-	1,080,499	10,684,686	11,765,185	7.09%	0	897,087	10,446,168	11,343,255	7.09%	-	1,143,038	11,826,932	12,969,970
		50,855	2,260,707	21,594,973	23,906,535		41,615	1,694,809	19,060,212	20,796,816		29,700	2,215,204	21,268,033	23,512,937

OTHERS:
CEMIG	7.12	2,352	78,124	373,241	453,717	6.44	2,140	74,962	340,569	417,671	6.22%	222	57,735	343,741	401,698
COPEL	8.39	1,616	49,164	215,900	266,680	7.40	1,882	47,497	258,771	308,150	8.39%	14	37,627	261,716	299,357
CEEE	6.57	865	21,990	127,568	150,423	6.44	736	8,130	99,471	108,337	8.01%	538	26,779	56,955	84,272
DUKE	-	-	-	-	-	-	-	-	-	-	10.00%	2,049	126,593	362,530	491,172
AES Eletropaulo	10.39	311,636	108,851	2,329	422,816	10.38	299,218	108,840	2,639	410,697	10.48%	286,780	108,062	513	395,355
Tractebel	-	-	-	-	-	-	-	-	-	-	12.00%	435	32,711	10,796	43,942
Celpe	6.13	292	11,035	43,676	55,003	6.10	1,070	16,976	53,350	71,396	6.00%	961	16,976	62,286	80,223
Cemat	6.27	1,875	358,578	-	360,453	-	-	-	-	-	-	-	-	-	-
Celtins	6.26	617	100,918	-	101,535	-	-	-	-	-	-	-	-	-	-
Enersul	6.17	461	13,413	71,360	85,234	-	-	-	-	-	-	-	-	-	-
Celpa	6.68	11,279	408,629	-	419,908	6.15	1,771	33,647	-	-	-	-	-	-	-
CEMAR	5.89	1,995	62,289	414,612	478,896	5.85	1,654	48,214	367,187	417,055	5.94%	-	30,225	363,860	394,085
CESP	9.36	233	41,190	149,636	191,059	9.38	958	33,406	185,709	220,073	9.36%	1,067	30,778	201,823	233,668
OTHERS:	6.36	138,701	335,985	884,805	1,359,491	6.36	119,079	336,002	1,452,829	1,907,910	3.33	116,087	611,125	2,245,645	2,972,857
(-) PCLD		(130,475)	(395,133)	-	(525,608)	-	(101,123)	(127,341)	-	(228,464)	-	(82,257)	(109,975)	-	(192,232)
		341,447	1,195,033	2,283,126	3,819,606		327,384	580,332	3,057,571	3,965,287		325,896	968,636	3,909,865	5,204,397
TOTAL		392,302	3,455,741	23,878,099	27,726,142		368,999	2,275,142	22,115,529	24,761,924		355,596	3,183,840	25,177,898	28,717,334

____________________________________________________________________

¹ Refers to the sum of CEAM and Manaus Energia resulting from the merger.

Other Transactions:

Electricity Sales to Eletrobras Furnas by Eletrobras Eletronuclear

All the electricity produced by Eletrobras Eletronuclear through its two nuclear plants (Angra 1 and Angra 2) is commercialized with Eletrobras Furnas by means of an Electricity Purchase and Sale Agreement executed on July 10, 2001 and valid until December 31, 2014.

The annual amount of average electricity contracted for the two plants is of 1,475MW, seasonally adjusted on a monthly basis at the discretion of Eletronuclear in order to consider the programmed shutdowns of the plants for fuel resupply and execution of maintenance services. Such seasonal adjustments are formally submitted to Furnas in the month of December preceding the year of billing.

The monthly amounts of contracted electricity are billed by Eletronuclear to Furnas independently of the amounts of electricity effectively produced by the Contracted Energy Tariff, which is determined annually by ANEEL (the current tariff, valid until 12/04/2012 is of R$148.79 per MWh).

The differences between the amounts of electricity effectively supplied by Angra 1 and Angra 2 and the contracted amounts for each month are credited (if positive) or charged (if negative) to Eletronuclear by the Short-term Price (Preço de Curto Prazo - PCP).

The PCP is equal to the lesser between the Contracted Energy Tariff and the Difference Settlement Price (also called “Spot Price”), which is calculated by the Electric Power Commercialization Chamber (Câmara de Comercialização de Energia Elétrica - CCEE).

Other Transactions

The other transactions of Eletrobras with its subsidiaries, controlled companies and special purpose companies are conducted at prices and conditions compatible with those prevailing in the market and include, in addition to the aforementioned loans and financings, advances for future capital increases and other transactions.

The table sets forth information regarding these transactions that, pursuant to accounting standards, require disclosure in the financial statements of Eletrobras:

Holding level
	ASSET	LIABILITY	RESULT
FURNAS
Financing and Loans	3,145,221	-	-
Dividends Receivable	64,200	-	-
Advances for future capital increases	300,000	-	-
Income from equity interest	-	-	258,679
Interest, fees and charges	-	-	154,956
	3,509,421	-	413,635

CHESF
Financing and Loans	143,001	-	-
Advances for future capital increases	1,293,000	-	-
Dividends Receivable	297,947	-	-
Others	-	1,355	-
Interest, fees and charges	-	-	10,613
Income from equity interest	-	-	1,547,151
	1,733,948	1,355	1,557,764
ELETRONORTE
Financing and Loans	4,069,029	-	-
Dividends Receivable	13,773	-	-
Advances for future capital increases	1,125,949	-	-
Others	-	1,355	-
Income from equity interest	-	-	67,179
Interest, fees and charges	-	-	290,526
	5,208,751	1,355	357,705
ELETROSUL
Financing and Loans	982,881	-	-
Dividends Receivable	24,490	-	-
Advances for future capital increases	1,810,793	-	-
Renegotiated credits	-	-	-
Income from equity interest	-	-	103,145
Interest, fees and charges	-	-	56,368
	2,818,164	-	159,513
CGTEE
Financing and Loans	1,000,511	-	-
Advances for future capital increases	452,704	-	-
Dividends Receivable	37,263	-	-
Income from equity interest	-	-	18,026
Interest, fees and charges	-	-	36,240
	1,490,478	-	54,266
ELETRONUCLEAR
Financing and Loans	1,178,350	-	-
Others	-	165,361	-
Income from equity interest	-	-	215,120
Interest, fees and charges	-	-	60,445
	1,178,350	165,361	275,565
ITAIPU
Financing and Loans	5,882,593	-	-
Dividends Receivable	469	-	-
Interest, fees and charges	-	-	376,296
	5,883,062	-	376,296
CEAL
Loans and financings	311,312	-	-
Advances for future capital increases	97,354	-	-
Income from equity interest	-	-	(87,457)
Interest, fees and charges	-	-	15,266
	408,666	-	(72,191)
CEPISA
Loans and financings	463,898	-	-
Advances for future capital increases	275,984	-	-
Interest, fees and charges	-	-	41,714
	739,882	-	41,714
AMAZONAS ENERGIA
Financing and Loans	623,093	-	-
Advances for future capital increases	63,918	-	-
Income from equity interest	-	-	(372,013)
Interest, fees and charges	-	-	48,741
	687,011	-	(323,272)
CERON
Financing and Loans	116,504	-	-
Income from equity interest	-	-	(137,654)
Advances for future capital increases	88,837	-	-
Interest, fees and charges	-	-	7,729
	205,341	-	(129,925)
ELETROPAR
Income from equity interest	-	-	19,802
Dividends Receivable	4,703	-	-
	4,703	-	19,802
ELETROACRE
Financing and Loans	107,547	-	-
Advances for future capital increases	160,822	-	-
Others	-	2,605	-

Interest, fees and charges	-	-	8,678
	268,369	2,605	8,678
TESOURO NACIONAL
Obligations	-	264,726	-
	-	264,726	-
INAMBARI
Income from equity interest	-	-	(1,772)
	-	-	(1,772)
BELO MONTE
Income from equity interest	-	-	(1,536)
	-	-	(1,536)
CHC
Income from equity interest	-	-	(2,518)
	-	-	(2,518)
MANGUE SECO
Corporate interest result	-	-	2,662
	-	-	2,662

ELETROS
Social security contributions	-	-	14,175
	-	-	14,175

CONSOLIDATED
FEDERAL PUBLIC AUTHORITIES	ASSET	LIABILITY	RESULT
Consumers and retailers	9,901	-	-
Electricity supply	14,801	-	-
Other revenues	-	-	55,011
	24,702	-	55,011

BNDES
Payable loans and financings	-	8,173,793	-
	-	8,173,793	-

REAL GRANDEZA
Receivables	1927	-	-
Social security contributions	-	4,740	-
Accounts payable	-	(438,949)	-
Actuarial debt agreements	-	56,762	-
Other liabilities	-	24,261	-
Ordinary maintainer contributions	-	-	(15,011)
Other expenses	-	-	(62,048)
Actuarial provision	-	-	40,134
Administrative expenses contributions	-	-	(2,517)
	1,927	(353,186)	(39,442)

NUCLEOS
Social security contributions	-	1,788	-
Actuarial provision / Post-employment cost	-	-	(15,734)
Ordinary maintainer contributions	-	-	-11,704
	-	1,788	(27,438)

RS ENERGIA
Receivables	3,503	-	-
Interest on shareholders’ equity reserve / Dividends receivable	773	-	-
Income from equity interest	142,046	-	-
Equity accounting revenues	-	-	3,253
Accumulated equity accounting	4,158	-	-
Revenues for services rendered	-	-	1,957
Other revenues	-	-	13
	150,480	-	5,223

UIRAPURU
Receivables	17	-	-
Interest on shareholders’ equity reserve / Dividends receivable	1,382	-	-
Income from equity interest	33,011	-	-
Accumulated equity accounting	6,238	-	-
Equity accounting revenues	-	-	3,680
Usage of the electrical network revenues	-	-	55
Revenues for services rendered	-	-	2,091
Other revenues	-	-	13
	40,648	-	5,839

ARTEMIS
Receivables	501	-	-
Interest on shareholders’ equity reserve / Dividends receivable	4,863	-	-
Income from equity interest	148,578	-	-
Accumulated equity accounting	10,402	-	-
Equity accounting revenues	-	-	11,983
Usage of the electric network revenues	-	-	5,984
Other revenues	-	-	84
	164,344	-	18,051

PORTO VELHO
Receivables	5	-	-
Income from equity interest	190,293	-	-
Accumulated equity accounting	1,904	-	-
Equity accounting expenses	-	-	(1,330)
Other revenues	-	-	58
	192,202	-	(1,272)

NORTE BRASIL
Income from equity interest	23,530	-	-
Interest on shareholders’ equity reserve / Dividends receivable	250	-	-
Accumulated equity accounting	(7,411)	-	-
Equity accounting revenues	-	-	1,164
	16,369	-	1,164

ETAU
Receivables	55	-	-
Interest on shareholders’ equity reserve / Dividends receivable	2,055	-	-
Income from equity interest	9,567	-	-
Accumulated equity accounting	10,732	-	-
Equity accounting revenues	-	-	5,413
Revenues for services rendered	-	-	664
Other revenues	-	-	7
	22,409	-	6,084

ESBR
Income from equity interest	562,342	-	-
Accumulated equity accounting	(7,934)	-	-
Equity accounting expenses	-	-	(3,646)
	554,408	-	(3,646)

CERRO CHATO I
Receivables	5	-	-
Income from equity interest	180	-	-
Accumulated equity accounting	2,095	-	-
Usage of the electric network revenues	-	-	15
Other revenues	-	-	7
	2,280	-	22

CERRO CHATO II
Receivables	5	-	-
Income from equity interest	180	-	-
Accumulated equity accounting	(180)	-	-
Usage of the electric network revenues	-	-	23
Other revenues	-	-	7
	5	-	30

CERRO CHATO III
Receivables	5	-	-
Interest on shareholders’ equity reserve / Dividends receivable	652	-	-
Income from equity interest	180	-	-
Accumulated equity accounting	(180)	-	-
Equity accounting revenues	-	-	2,927
Usage of the electric network revenues	-	-	30
Other revenues	-	-	7
	657	-	2,964

TELES PIRES
Advances for future capital increase	-	-	-
Income from equity interest	187,928	-	-
Accumulated equity accounting	(828)	-	-
Equity accounting expenses	-	-	(828)
	187,100	-	(828)

INTEGRAÇÃO
Interest on shareholders’ equity reserve / Dividends receivable	2,060	-	-
Accumulated equity accounting	8,898	-	-
Equity accounting revenues	-	-	8,646
	10,958	-	8,646

AMAPARI ENERGIA
Income from equity interest	34,105	-	-
Equity accounting revenues	-	-	6,109
	34,105	-	6,109

ENERGÉTICA ÁGUAS
Income from equity interest	81,474	-	-
Equity accounting revenues	-	-	20,188
	81,474	-	20,188

FACHESF
Suppliers	-	7,181	-
Social security contributions	-	9,317	-
Actuarial expenses agreements	-	381,560	-
Actuarial expenses	-	-	44,101
Operational expenses	-	-	(16,381)
	-	398,058	27,720

NORTE ENERGIA
Income from equity interest	217,672	-	-
Equity accounting expenses	-	-	(997)
	217,672	-	(997)

TDG
Income from equity interest	15,235	-	-
Equity accounting revenues	-	-	2,217
	15,235	-	2,217

MANAUS TRANSMISSÃO
Income from equity interest	122,268	-	-
Accounts payable	-	112	-
Other comprehensive results	-	(467)	-
Revenues for services rendered	-	-	1,722
Equity accounting expenses	-	-	(8,041)
	122,268	(355)	(6,319)

IEMADEIRA
Income from equity interest	359,756	-	-
Revenues for services rendered	-	-	5,028
Other credits	-	-	260
Equity accounting revenues	-	-	10,872
	359,756	-	16,160

MANAUS CONSTRUÇÃO
Interest on shareholders’ equity reserve / Dividends receivable	8,432	-	-
Income from equity interest	6,392	-	-
Equity accounting revenues	-	-	8,874
	14,824	-	8,874
STN
Receivables	174	-	-
Income from equity interest	195,267	-	-
Suppliers	-	1,271	-
Equity accounting revenues	-	-	28,314
Revenues for services rendered	-	-	2,055
Financial Revenues (interest on shareholders’ equity)	-	-	5,872
Charges for the usage of the electric network	-	-	(10,869)
	195,441	1,271	25,372

INTESA
Interest on shareholders’ equity reserve / Dividends receivable	609	-	-
Income from equity interest	31,692	-	-
Suppliers	-	929	-
Equity accounting revenues	-	-	3,095
Charges for the usage of the electric network	-	-	(8,429)
	32,301	929	(5,334)

EAPS
Consumers and retailers	244	-	-
Interest on shareholders’ equity reserve / Dividends receivable	4,252	-	-
Income from equity interest	75,638	-	-
Equity accounting revenues	-	-	18,604
	80,134	-	18,604

ESBR Part,
Income from equity interest	554,408	-	-
Other comprehensive results	-	(3,253)	-
Equity accounting expenses	-	-	(3,646)
	554,408	(3,253)	(3,646)

SETE GAMELEIRAS
Income from equity interest	1,850	-	-
Equity accounting expenses	-	-	(157)
	1,850	-	(157)

S. PEDRO DO LAGO
Income from equity interest	1,803	-	-
Equity accounting expenses	-	-	(143)
	1,803	-	(143)

PEDRA BRANCA
Income from equity interest	1,737	-	-
Equity accounting expenses	-	-	(179)
	1,737	-	(179)

BRASVENTO MIASSABA
Advances for future capital increases	10,685	-	-
Income from equity interest	(352)	-	-
	10,333	-	-

BRASVENTO EOLO
Advances for future capital increases	8,112	-	-
Income from equity interest	(550)	-	-
	7,562	-	-

ANDE
Consumers and retailers	52,115	-	-
Other assets	18,102	-	-
Various obligations	-	(33,582)	-
Revenues for services rendered	-	-	195,336
Financial Revenues	-	-	2,371
Interest Expenses	-	-	508
Other expenses	-	-	(35,296)
	70,218	(33,582)	162,919

FIBRA
Accounts payable	-	(43,031)	-
Social security contributions	-	(2,811)	-
Interest Expenses	-	-	(4,253)
Social security contributions	-	-	(17,336)
	-	(45,842)	(21,589)

CAJUBI
Accounts payable	-	(26,421)	-
Social security contributions	-	(4,534)	-
Other liabilities	-	(686,480)	-
Interest Expenses	-	-	(508)
Actuarial expenses	-	-	(144,970)
Social security contributions	-	-	(19,284)
	-	(717,434)	(164,762)

ENERPEIXE
Consumers and retailers	545	-	-
Income from equity interest	536,651	-	-
Other assets	87	-	-
Revenue for services rendered	-	-	6,909
Usage of the electric network revenues	-	-	4,448
	537,283	-	11,357

TRANSLESTE
Income from equity interest	23,630	-	-
Other assets	375	-	-
Suppliers	-	(132)	-
Revenue for services rendered	-	-	2
Charges for the usage of the electric network	-	-	(1,146)
	24,005	(132)	(1,144)

TRANSUDESTE
Receivables	11	-	-
Income from equity interest	13,894	-	-
Other assets	2,830	-	-
Suppliers	-	(81)	-
Revenue for services rendered	-	-	123
Charges for the usage of the electric network	-	-	(709)
	16,735	(81)	(586)

TRANSIRAPÉ
Income from equity interest	10,713	-	-
Other assets	2,432	-	-
Suppliers	-	(56)	-
Charges for the usage of the electric network	-	-	(492)
	13,145	(56)	(492)

CENTROESTE
Advances for future capital increases	3,527	-	-
Receivables	6
Income from equity interest	17,191	-	-
Other assets	44	-	-
Suppliers	-	(55)	-
Revenue for services rendered	-	-	511
Charges for the usage of the electric network	-	-	(482)
	20,768	(55)	29

BAGUARI
Consumers and retailers	84	-	-
Advances for future capital increases	82,632	-	-
Income from equity interest	7,713	-	-
Other assets	9	-	-
Usage of the electric network revenues	-	-	1,418
	90,438	-	1,418

RETIRO BAIXO
Advances for future capital increases	58	-	-
Income from equity interest	106,010	-	-
Other assets	2,605	-	-
	108,673	-	-

CHAPECOENSE
Income from equity interest	276365	-	-
Interest Expenses	-	-	(828)
	276,365	-	(828)

MADEIRA ENERGIA
Income from equity interest	645,738	-	-
Suppliers	-	(420)	-
	645,738	(420)	-

INAMBARI
Other assets	252	-	-
Income from equity interest	6,937
	7,189	-	-

TRANSENERGIA RENOVÁVEL
Advances for future capital increases	31,360	-	-
Receivables	13	-	-
Income from equity interest	39,461	-	-
Accounts payable	-	(9)	-
Revenues of services rendered	-	-	1,550
Charges for the usage of the electric network	-	-	(78)
	70,834	(9)	1,472

MGE TRANSMISSÃO
Income from equity interest	10,696	-	-
Advances for future capital increases	23,520	-	-
Receivables	110	-	-
Other assets	176	-	-
Revenues of services rendered	-	-	1,001
	34,502	-	1,001

GOIÁS TRANSMISSÃO
Income from equity interest	16,040	-	-
Advances for future capital increases	24,500
Revenues of services rendered	-	-	1,848
	40,540	-	1,848

REI DOS VENTOS
Advances for future capital increases	10,036	-	-
Income from equity interest	(348)	-	-
	9,688	-	-

SEFAC ENERGIA
Income from equity interest	145,464	-	-
Receivables	(841)	-	-
Other assets	987	-	-
Revenues of services rendered	-	-	433
Purchase of electricity	-	-	(129,207)
	145,610	-	(128,774)

TRANS SÃO PAULO
Advances for future capital increases	7,987	-	-
Income from equity interest	16,615	-	-
Other assets	179	-	-
Revenues of services rendered	-	-	604
	24,781	-	604

TRANS GOIÁS
Income from equity interest	2,786	-	-
Revenues of services rendered	-	-	5
	2,786	-	5

CALDAS NOVAS
Income from equity interest	50	-	-
	50	-	-

IE GARANHUS
Income from equity interest	980	-	-
	980	-	-

16.2 –  Information concerning related parties transactions

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Itaipu Binacional	12/31/2009	28,200,000,000.00	R$5,882,593,000.00	R$28,200,000,000.00	Until February 2023	Yes	7.500000
Relationship with the issuer				Controlled company (50%)
Purpose of the Agreement				Debt restructuring for investments in the Itaipu hydroelectric power plant.
Guarantee and Insurances				Guarantee granted by the Federal Government
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				Financing. Interest Rate: 7.5% and 4.1% p.a.

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Fundo da Reserva Global de Reversão - RGR	12/31/2009	893,000,000.00	R$8,946,901,000.00	Not applicable.	Not applicable.	No	0.000000
Relationship with the issuer				The Company manages, on behalf of the Brazilian government, the Fundo da Reserva Global de Reversão or RGR (Global Reserve Fund). The federal government is the controlling shareholder of the Company.
Purpose of the Agreement

The Fund was created by the Federal Government to cover expenses with compensation paid in connection with the reversal of concessions of electricity. The funds, while not used for their intended purposes, are used to grant financings for the expansion of the Brazilian electric sector, improve services and implement programs of the Federal Government, such as the Programa de Conservação de Energia Elétrica or PROCEL (Program of Electricity Conservation), the Programa RELUZ (Reluz Program), the Programa Luz para Todos (Program Light for All) and the Programa de Incentivo às Fontes Alternativas de Energia Elétrica or PROINFA (Incentive Program for Alternative Sources of Electricity).

The contribution to the RGR is made by concessionaires of the public service of electricity through a fee denominated reversion and expropriation of electricity services, corresponding up to 2.5% of the investments made by concessionaires and authorized entities, limited to 3% of the annual revenues. The amount of the fee is computed as a component of the service cost of those entities.

Guarantee and Insurances				None.
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				-

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Conta de Desenvolvimento Energético - CDE	12/31/2009	3,012,000,000.00	There is no balance, as it represents a cash flow.	Not applicable.	Not applicable.	No	0.000000
Relationship with the issuer				The Company manages, on behalf of the Brazilian government, the CDE Account. The federal government is the controlling shareholder of the Company.
Purpose of the Agreement

The CDE was created by Law n. 10,438 of 26.04.2002 with the purpose to promote the energetic development of the States and the competitiveness of the electricity produced from sources such as wind, small hydro plants, biomass, natural gas and mineral national coal in areas served by the interconnected systems, and to promote universal access to electricity throughout Brazil, and uses funds from: (i) annual payments for the Public Asset Use (Uso de Bem Público or UBP); (ii) payment of fines levied by ANEEL; and (iii) payments of annual quotas by the agents who sell electricity to final consumers.

Guarantee and Insurances				None.
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				-

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Conta de Consumo de Combustível or CCC.	12/31/2009	3,027,000,000.00	There is no balance, as it represents a cash flow.	Not applicable.	Not applicable.	No	0.000000
Relationship with the issuer				The Company manages, on behalf of the Brazilian government, the CCC Account. The federal government is the controlling shareholder of the Company.
Purpose of the Agreement

Pursuant to Law 8,631 of March 04, 1993, Eletrobras manages the funds comprised of fees collected by the concessionaire of the electric power sector and credited in the Fuel Consumption Account (CCC Account), corresponding to annual quotas intended to cover fuel expenses of electricity generation. The amounts registered in current assets, in contrast to the current liabilities, correspond to available funds and kept in an escrow account of restricted use and to unpaid quotas by the concessionaires.

Guarantee and Insurances				None
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				-

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Eletrobras Eletronorte	12/31/2009	1,583,000,000.00	R$5,208,751,000.00	R$1,583,000,000.00	240 months	Yes	6.000000
Relationship with the issuer				Controlled company.
Purpose of the Agreement				Debt restructuring.
Guarantee and Insurances				Own Revenues of the subsidiary
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				Financing. Average interest rate: 7.34% p.a..

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
National Treasury	12/31/2009	9,500,000,000.00	There is no balance, as it represents a cash flow.	R$9,500,000,000.00	Until February 2023	No	0.000000
Relationship with the issuer				Controlling shareholder
Purpose of the Agreement				Assignment, to the National Treasury, of credits held by Eletrobras with the Itaipu Binacional.
Guarantee and Insurances				Guarantee granted by the Federal Government
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				-

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Eletrobras CGTEE	04/01/2007	760,000,000.00	R$1,490,478,000.00	100%	Until December 2021.	Yes	1.300000
Relationship with the issuer				Controlled company.
Purpose of the Agreement				Financing for investments at the Candiota power plant.
Guarantee and Insurances				Controlled company’s own revenue.
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				Financing. Interest Rate: Libor + Spread de 1.3% p.a.

Related Party	Transaction Date	Amount involved (Reais)	Outstanding balance	Amount (Reais)	Term	Loan or other type of debt	Interest Rate
Eletrobras Furnas	03/10/2008	1,034,000,000.00	R$3,509,421,000.00	Not applicable	18 years	Yes	1.9100000
Relationship with the issuer				Controlled company.
Purpose of the Agreement

Financing for the implementation of the Simplício hydroelectric plant, with 333,7 MW of installed generation capacity, located in the Paraíba do Sul river, in the boundary of the Municipalities of Sapucaia/RJ, Três Rios/RJ and Chiador/MG, as well as the corresponding transmission system.

Guarantee and Insurances				Personal Guarantee granted by Eletrobras.
Termination or Extinction				Not applicable.
Classification and reasoning of the transaction				Financing. Interest rate: TJLP + 1.91% p.a.

16.3 – Measures to address conflicts of interest and demonstration of the commutative conditions of the conditions agreed or of the adequacy of consideration

The transactions conducted by Eletrobras follow strictly commutative conditions, as they are carried out in compliance with contracting parameters established by ANEEL, aimed to ensure reasonable rates, to stimulate the expansion of the offer of electricity, to ensure the efficient electricity purchasing and to set forth protection mechanisms for electricity consumers. Furthermore, the transactions conducted by Eletrobras are subject to approval of such authority.

Eletrobras adopts corporate governance practices and those practices recommended and/or required by law. In addition, the approval of related party transactions is also subject to the approval of the Company’s decision making instances. If there is a possibility of conflicts of interests between the matters submitted for approval and any member of the managing instances of Eletrobras, such member shall register the potential conflict in the minutes of the relevant meeting and abstain from voting, and the remaining members with no potential conflict will make the decision on the matter. In addition, in accordance with Brazilian Corporate Law, any shareholder or member of the Board of Directors is prohibited to vote on a resolution concerning matters posing a conflict of interest with Eletrobras’ interests.

The transactions conducted by Eletrobras with related parties are entered observing market conditions and are conducted in compliance with applicable law, especially section 245 of the Brazilian Corporate Law and the conduct and ethic policies of Eletrobras, which prohibit situations on which personal interests are in conflict with the interests of Eletrobras.

In order to make sure the conditions of its transactions are commutative, Eletrobras discloses information about the intended transaction to investors and other relevant parties prior to execution.

17.1 – Information about the capital stock

Date of authorization or approval	Capital Value (Reais)	Payment Deadline	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Capital Type	Issued Capital
01/11/2011	31,305,331,463.41	Not applicable.	1,087,050,297	265,583,803	1,352,634,100
Capital by class of shares		Other securities convertible into shares
Preferred share class	Number of shares (Units)	Security	Conditions for conversion
Class A Preferred Shares	146,920
Class B Preferred Shares	265,436,883
Capital Type	Subscribed Capital
01/11/2011	31,305,331,463.41	Not applicable.	1,087,050,297	265,583,803	1,352,634,100
Capital by class of shares	Other securities convertible into shares
Preferred shares class	Number of shares (Units)	Security	Conditions for conversion
Class A Preferred Shares	146.920
Class B Preferred Shares	265,436,883
Capital Type	Paid-up Capital
01/11/2011	31,305,331,463.41		1,087,050,297	265,583,803	1,352,634,100
Capital by class of shares		Other securities convertible into shares
Preferred shares class	Number of shares (Units)	Securities	Conditions for conversion
Class A Preferred Shares	146,920
Class B Preferred Shares	265,436,883

17.2 – Increases of the Capital Stock

Date of Resolution	Entity that decided the increase	Date of Issuance	Issuance total value (Reais)	Type of increase	Common shares (Units)	Preferred shares (Units)	Total shares (Units)	Subscription/ Previous capital	Issuance price	Quotation Factor
01/11/2011	Extraordinary Shareholders’ Meeting	01/01/2011	5,148,764,252.10	Particular Subscription	182,026,770	38,250,240	220,277,010	20,0000000	23.37	R$ per Unity
Capital by class of shares
Preferred Shares Class	Number of shares per class (Units)
Class B Preferred Shares	38,250,240
Criteria for determining the issuance price

The subscription prices of common shares and class B preferred shares were calculated based on the value corresponding to the average of prices, weighted by the number of shares traded on the São Paulo Stock Exchange on the 30 (thirty) trading sessions prior to the date of this Extraordinary Shareholders’ Meeting (AGE) corresponding to R$ 22.61 per common share and R$ 27.01 per class B preferred share.

Form of payment	Subscription of shares equivalent to amounts accounted for as Advances for Future Capital Increases ( Adiantamentos para Futuros Aumentos de Capital - AFACs).

17.3 – Information about share splits, reverse split and stock dividend

Justification for not completing the chart:

Eletrobras did not approve any share splits, reverse split or stock dividend in the last three fiscal years.

17.4 – Information about capital stock decreases

Justification for not completing the chart:

The Company did not approve any decrease to its capital stock in the last fiscal years.

17.5 – Other material information

All material information was disclosed in the other sections of this item 17.

18.1 – Rights of shares

Type of shares or Share Depositary Receipt	Common
Tag along	80.000000
Right to dividends

The By-laws determines that the Company must pay at least 25% of the adjusted net income for the latest fiscal year, as dividends to shareholders. Dividends are declared by the Shareholders Meeting which occurs annually, until April 30, according to Law 6,404/76.

Voting right	Full right
Convertibility	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement	Art. 8 The preferred shares are entitled to priority on the capital reimbursement and on dividends distribution.
Restrictions to circulation	No
Conditions to change the rights provided by such securities

According to Law 6,404/76, (i) the creation of preferred shares or the increase of existing classes of preferred shares, holding no proportion with the other classes of preferred shares, except if already provided for or authorized by the By-laws, and (ii) changes to the preferences, redemption or amortizations of one or more classes of preferred shares, or the creation of a new, more favored class, should be approved in the Special Shareholders Meeting by the holders of common shares representing at least 50% of the voting capital stock, and it will only be effective after approval or ratification, within one year, in a Special Shareholders Meeting, by the holders of more than 50% of each class of the impaired preferred shares.

Other material characteristics

Type of shares or Share Depositary Receipt	Preferred
Class of preferred share	Preferred class “A”
Tag along	0.0000000
Right to dividends

Class “A” preferred shares, subscribed until June 23, 1969, and bonus shares distributed to shareholders, are entitled to priority on the distribution of dividends, at 8% each year over the capital linked to those shares, equally divided among them.

Preferred shares will participate, under the same conditions of common shares, in the distribution of dividends, after the minimum distribution of dividends for the common shares is paid, equal to the lesser of the dividends paid to class “A” and class “B” preferred shares.

Voting right	No right
Convertibility	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement

According to the By-laws in effect, preferred shares are entitled to priority in the reimbursement of capital. Any of the Company’s shareholders that dissents from certain resolutions passed in Shareholders Meetings may withdraw from the Company, upon reimbursement of the value of their shares, based on the book value.

According to Law 6,404/76, withdrawal rights may be exercised in the following circumstances, among others: (i) Company’s spin-off; (ii) reduction of the minimum mandatory dividend; (iii) change of the Company’s corporate purpose; (iv) merger of the Company into another; (v) If the company becomes a party to a group of companies;

Restrictions to circulation	No
Conditions to change the rights provided by such securities

According to Law 6,404/76, (i) the creation of preferred shares or the increase of existing classes of preferred shares, holding no proportion with the other classes of preferred shares, except if already provided for or authorized by the By-laws, and (ii) changes to the preferences, redemption or amortizations of one or more classes of preferred shares, or the creation of a new, more favored class, should be approved in the Special Shareholders Meeting by the holders of common shares representing at least 50% of the voting capital stock, and it will only be effective after approval or ratification, within one year, in a Special Shareholders Meeting, by the holders of more than 50% of each class of the impaired preferred shares.

Other material characteristics
Type of shares or Share Depositary Receipt	Preferred
Class of preferred share	Preferred class “B”
Tag along	0.0000000
Right to dividends

Class “B” preferred shares, subscribed after June 23, 1969, are entitled to priority on the distribution of dividends, at 6% each year over the capital linked to those shares, to equally divided among them.

Preferred shares will participate, under the same conditions of common shares, in the distribution of dividends, after the minimum distribution of dividends for the common shares is paid, equal to the lesser of the dividends paid to class “A” and class “B” preferred shares.

Voting right	No rights.
Convertibility	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement

According to the By-laws in effect, preferred shares are entitled to priority in the reimbursement of capital. Any of the Company’s shareholders that dissents from certain resolutions passed in Shareholders Meetings may withdraw from the Company, upon reimbursement of the value of their shares, based on the book value.

According to Law 6,404/76, withdrawal rights may be exercised in the following circumstances, among others: (i) Company’s spin-off; (ii) reduction of the minimum mandatory dividend; (iii) change of the Company’s corporate purpose; (iv) merger of the Company into another; (v) If the company becomes a party to a group of companies;

Restrictions to circulation	No
Conditions to change the rights provided by such securities

According to Law 6,404/76, (i) the creation of preferred shares or the increase of existing classes of preferred shares, holding no proportion with the other classes of preferred shares, except if already provided for or authorized by the By-laws, and (ii) changes to the preferences, redemption or amortizations of one or more classes of preferred shares, or the creation of a new, more favored class, should be approved in the Special Shareholders Meeting by the holders of common shares representing at least 50% of the voting capital stock, and it will only be effective after approval or ratification, within one year, in a Special Shareholders Meeting, by the holders of more than 50% of each class of the impaired preferred shares.

Other material characteristics

18.2   – Description of any By-laws provisions limiting voting rights of significant shareholders or that requiring them to conduct a public offering

As set-out in item 18.1.b above, the Company’s preferred shares have no voting rights. Pursuant to the By-laws in effect, there are no other provisions limiting voting rights of significant shareholders or requiring them to conduct a public offering.

18.3   – Exceptions and clauses suspending ownership or political rights provided for in the By-laws

There are no exceptions and/or clauses suspending ownership or political rights provided for in the Company’s By-laws.

18.4   – Trading volume and highest and lowest prices of traded securities

Fiscal year	31/12/2011
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Reais)	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2011	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	966,135,197	18.32	15.35	R$ per unit
09/30/2011	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,201,353,596	20.86	15.75	R$ per unit
30/06/2011	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,604,252,117	25.40	20.34	R$ per unit
03/31/2011	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,740,355,343	24.68	22.13	R$ per unit
12/31/2011	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	980,896,969	26.98	20.82	R$ per unit
09/30/2011	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,015,270,126	26.16	20.34	R$ per unit
30/06/2011	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,111,564,356	31.46	25.97	R$ per unit
31/03/2011	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,626,013,090	30.62	26.73	R$ per unit
Fiscal year	31/12/2010
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Reais)	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2010	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,460,876,882	26.05	21.68	R$ per unit
09/30/2010	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,144,061,250	23.25	21.00	R$ per unit
06/30/2010	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,684,656,046	26.57	21.86	R$ per unit
03/31/2010	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,977,688,361	42.00	23.25	R$ per unit
12/31/2010	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,201,850,786	30.72	24.70	R$ per unit
09/30/2010	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,193,010,242	27.71	24.67	R$ per unit
06/30/2010	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,319,350,243	32.56	25.91	R$ per unit
03/31/2010	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,876,664,068	35.19	28.30	R$ per unit
Fiscal year	31/12/2009
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Reais)	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,364,937,749	38.75	24.75	R$ per unit
09/30/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,776,226,974	30.80	26.64	R$ per unit
06/30/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,017,058,364	29.69	25.25	R$ per unit
03/31/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,494,006,901	28.06	24.07	R$ per unit
12/31/2009	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,790,344,450	33.90	22.30	R$ per unit
09/30/2009	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,415,411,226	27.00	24.06	R$ per unit
06/30/2009	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,717,340,179	28.80	24.29	R$ per unit
03/31/2009	Shares	Preferred	Pref. B	Stock exchange	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,370,519,206	26.26	22.75	R$ per unit

18.5 – Description of other securities issued

Security	The 2021 Notes are debt securities issued and placed to qualified investors.
Issuance date	10/27/2011
Maturity date	10/27/2021
Quantity (Units)	8,750
Total value (Reais)	2,973,250,000.00
Restrictions to circulation	Yes.
Restrictions’ description	The Company’s 2021 Notes may only be transferred in accordance with rule 144A under the U.S. Securities Act of 1933.
Convertibility	No.
Possibility of redemption	Yes.
Hypothesis and calculation of redemption value

The Company’s 2021 Notes may be redeemed in case the Company becomes inevitably subject to payment of additional amounts higher than those the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or income tax withholding. In such cases, the Company may redeem the totality, and nothing but the totality, of the Notes 2021 at a price corresponding to 100% of the principal amount, together with the accrued interest until the date of redemption, after irrevocable notice of redemption, with the minimum of 30 and the maximum of 60 days of advance.

Security characteristics	The Company’s 2021 Notes bear interest corresponding to 5,750% per year, calculated since October 27, 2011, and paid semiannually on April 27 and October 27 of each year, starting on April 27, 2012.
Conditions to change the rights provided by such securities

Apart from other matters set forth in the Company’s 2021 Notes, the rights of the holders of the 2021 Notes may be changed by the Company and by the Trustee, without the holder’s previous consent, whenever such changes are merely formal, technical or irrelevant, or when the change is performed to correct a manifest error, or in the case of a particular change not provided for in the indenture and, in the opinion of the Trustee, does not change substantially the rights of the holders of the Company’s 2021 Notes.

In addition, it is generally necessary to obtain the consent of the holders of the Company’s 2021 Notes to reduce the nominal value of the debt securities or to change the maturity date, reduce the interest rate, reduce the amount to be paid in case of redemption, change the payment currency of the 2021 Notes, grant to a specific holder the possibility to receive interest or principal in a date different from the one established on the 2021 Notes, change of the required quorum to the approval of changes, modification in the order of preference of the debt securities, among others.

Other material characteristics	Outstanding balance as of 12/31/2011: R$3,282,650,000.00
Security	The 2019 Notes are debt securities issued and placed to qualified investors.
Issuance date	07/30/2009
Maturity date	07/30/2019
Quantity (Units)	10,000
Total value (Reais)	1,837,000,000.00
Restrictions to circulation	Yes.
Restrictions’ description	The Company’s 2019 Notes may only be transferred in accordance with rule 144A under the U.S. Securities Act of 1933.
Convertibility	No.
Possibility of redemption	Yes.
Hypothesis and calculation of redemption value

The Company’s 2019 Notes may be redeemed: (i) in the case of changes in the Brazilian tax legislation; (ii) in case the Company becomes inevitably subject to payment of additional amounts higher than those the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or income tax withholding. In such cases, the Company may redeem the totality, and nothing but the totality, of the Notes 2019 at a price corresponding to 100% of the principal amount, together with the accrued interest until the date of redemption, after irrevocable notice of redemption, with the minimum of 30 and the maximum of 60 days of advance.

The Company, or any of its subsidiaries, may repurchase the 2019 Notes in the securities market at any time and for any price.

Security characteristics	The Company’s 2019 Notes bear interest corresponding 6.875% per year, calculated since July 30, 2009, and paid semiannually on January 30 and July 30 of each year, starting on January 30, 2010.
Conditions to change the rights provided by such securities

Apart from other matters set forth in the Company’s 2019 Notes, the rights of the holders of the 2019 Notes may be changed by the Company and by the Trustee, without the holder’s previous consent, whenever such changes are merely formal, technical or irrelevant, or when the change is performed to correct a manifest error, or in the case of a particular change not provided for in the indenture and, in the opinion of the Trustee, does not change substantially the rights of the holders of the Company’s 2019 Notes.

In addition, it is generally necessary to obtain the consent of the holders of the Company’s 2019 Notes to reduce the nominal value of the debt securities or to change the maturity date, reduce the interest rate, reduce the amount to be paid in case of redemption, change the payment currency of the 2019 Notes, grant to a specific holder the possibility to receive interest or principal in a date different from the one established on the 2019 Notes, change of the required quorum to the approval of changes, modification in the order of preference of the debt securities, among others.

Other material characteristics	Outstanding balance as of 12/31/2011: R$1,875,800,000.00.

Security	The 2015 Notes are debt securities issued and placed to qualified investors.
Issuance date	11/30/2005
Maturity date	11/30/2015
Quantity (Units)	3,000
Total value (Reais)	665,700,000.00
Restrictions to circulation	Yes.
Restrictions’ description	The Company’s 2015 Notes may only be transferred in accordance with rule 144A under the U.S. Securities Act of 1933.
Convertibility	No.
Possibility of redemption	Yes.
Hypothesis and calculation of redemption value

The Company’s 2015 Notes may be redeemed: (i) in the case of changes in the Brazilian tax legislation; (ii) in case the Company becomes inevitably subject to payment of additional amounts higher than those the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or income tax withholding. In such cases, the Company may redeem the totality, and nothing but the totality, of the Notes 2015 at a price corresponding to 100% of the principal amount, together with the accrued interest until the date of redemption, after irrevocable notice of redemption, with the minimum of 30 and the maximum of 60 days of advance.

The Company, or any of its subsidiaries, may repurchase the 2015 Notes in the securities market at any time and for any price.

Security characteristics	The Company’s 2015 Notes bear interest corresponding to 7.75% per year, calculated since November 30, 2005, and paid semiannually on March 30 and May 30 of each year, starting on March 30, 2006.
Conditions to change the rights provided by such securities

Apart from other matters set forth in the Company’s 2015 Notes, the rights of the holders of the 2015 Notes may be changed by the Company and by the Trustee, without the holder’s previous consent, whenever such changes are merely formal, technical or irrelevant, or when the change is performed to correct a manifest error, or in the case of a particular change not provided for in the indenture and, in the opinion of the Trustee, does not change substantially the rights of the holders of the Company’s 2015 Notes.

In addition, it is generally necessary to obtain the consent of the holders of the Company’s 2015 Notes to reduce the nominal value of the debt securities or to change the maturity date, reduce the interest rate, reduce the amount to be paid in case of redemption, change the payment currency of the 2015 Notes, grant to a specific holder the possibility to receive interest or principal in a date different from the one established on the 2015 Notes, change of the required quorum to the approval of changes, modification in the order of preference of the debt securities, among others.

Other material characteristics	Outstanding balance as of 12/31/2011: R$562,740,000.00.

18.6 – Brazilian securities markets in which securities are admitted to trading

The Company’s common shares are traded on BM&FBOVESPA under the code “ELET3” and the preferred shares class “B” and class “A” are traded on BM&FBOVESPA under the codes “ELET6” e “ELET5”, respectively.

18.7 – Information concerning classes and types of securities admitted to trading in foreign markets

ADRs’ Program - New York Stock Exchange – (NYSE)

The Company currently sponsors two American Depositary Receipts’ level 2 programs related to its common shares and to its class “B” preferred shares.

The ADRs are traded in the United States, at NYSE, managed by the New York Stock Exchange. The ADRs were admitted to trading on October 31, 2008, and were listed on NYSE on the same day.

In the fiscal year ended December 31, 2011, the trading volume of the Company’s common shares under the form of ADRs in 245.2 million shares, equal to 47.33% of the total trading volume of the Company’s common shares.

In the fiscal year ended December 31, 2011, the trading volume of the Company’s class “B” preferred shares under the form of ADRs the United States totaled 91.7 millions of shares, corresponding to 33.30% of the total trading volume of the Company’s preferred shares.

On December 31, 2011, there were 75,072,329 ADRs representing underlying common shares. Considering each ADR corresponds to 1 (one) underlying common share, such ADRs represented 6.9% of the total common shares issued by the Company.

On December 31, 2011, there were 40,326,860 ADRs representing underlying class “B” preferred shares. Considering each ADR corresponds to 1 (one) underlying class “B” preferred share, such ADRs represented 15.2% of the total class “B” preferred shares issued by the Company.

The custodian of the ADR’s underlying common shares and class “B” preferred shares is Banco Itaú S.A. and the depositary is J.P. Morgan Chase Bank, N.A.

Latibex – Madrid Stock Exchange

The Company’s shares are listed at the Latin-American Companies Stock Market - Latibex, managed by the Madrid Stock Exchange, Spain, where they are traded in Euros. The Company’s common and class B preferred shares were admitted to trading at Latibex on April 18, 2000, and the shares were listed on the same day, under the codes “Xelto” and “Xelb”, respectively.

On the fiscal year ended December 31, 2011, the Xelto’s trading volume on Latibex totaled 519 thousand, equal to 0.10% of the total trading volume of the Company’s common shares. On the fiscal year ended December 31, 2011, the Xelb’s trading volume totalized 519 thousand, equal to 0.19% of the total trading volume of the Company’s preferred shares.

There is neither a custodian nor a depositary of the Company’s shares on Latibex.

18.8 – Public offerings of securities issued by the Company conducted by the issuer or by third parties, including controlling shareholders, associated companies or subsidiaries

Except with respect to the international placement of securities, as described in item 18.5 of this Reference Form, there were no public offerings of securities issued by the Company conducted by the Eletrobras or by third parties in the last 3 fiscal years or in the current fiscal year.

18.9 – Description of public tender offers performed by the issuer for shares issued by third parties

In the last 3 fiscal years, the Company did not perform any tender offer aiming the acquisition of shares issued by third parties.

18.10 – Other material information

Regarding item 18.4 of this Reference Form, Eletrobras clarifies that the quantity of its class “A” preferred shares is irrelevant and have no material trading volume. In addition, the tables below contain information regarding the American Depositary Receipts traded at the New York Stock Exchange and the shares traded at Latibex:

American Depositary Receipts traded at the New York Stock Exchange

Fiscal year	31/12/2011
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Units)	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2011	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	43,231,800	10.55	8.42	US$ per unit
09/30/2011	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	76,261,560	13.63	8.77	US$ per unit
06/30/2011	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	77,009,400	16.24	12.80	US$ per unit
03/31/2011	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	48,734,800	15.51	13.19	US$ per unit
12/31/2011	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	16,062,400	14.75	11.50	US$ per unit
09/30/2011	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	20,867,190	17.18	11.69	US$ per unit
06/30/2011	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	18,076,200	19.95	16.44	US$ per unit
03/31/2011	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	36,736,103	19.34	16.20	US$ per unit
Fiscal year	31/12/2010
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Units)	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2010	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	50,532,789	15.92	12.94	US$ per unit
09/30/2010	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	44,763,053	13.25	12.28	US$ per unit
06/30/2010	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	51,445,634	15.26	11.74	US$ per unit
03/31/2010	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	53,439,860	22.74	12.81	US$ per unit
12/31/2010	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	10,574,740	18.46	15.27	US$ per unit
09/30/2010	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	13,214,782	15.83	14.50	US$ per unit
06/30/2010	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	14,413,767	18.79	14.08	US$ per unit
03/31/2010	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	16,900,443	19.55	15.51	US$ per unit
Fiscal year	31/12/2009
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (Units)	Highest price (Reais)	Lowest price (Reais)	Quoting unit
12/31/2009	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	37,029,681	22.27	13.97	US$ per unit
09/30/2009	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	18,925,624	16.70	14.10	US$ per unit
06/30/2009	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	25,302,927	14.77	11.68	US$ per unit
03/31/2009	ADRs	Common		Stock exchange	New York Stock Exchange (NYSE)	22,770,075	12.25	10.16	US$ per unit
12/31/2009	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	16,476,654	19.38	12.64	US$ per unit
09/30/2009	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	12,333,928	14.67	12.55	US$ per unit
06/30/2009	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	12,160,772	13.65	11.26	US$ per unit
03/31/2009	ADRs	Preferred	Pref. B	Stock exchange	New York Stock Exchange (NYSE)	9,526,332	11.42	9.24	US$ per unit

Shares traded on Latibex

Fiscal year	31/12/2011
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (€)	Highest price (€)	Lowest price (€)	Quoting unit
12/31/2011	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	882,855	7.53	6.15	€ per unit
09/30/2011	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,138,511	9.25	6.38	€ per unit
06/30/2011	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,162,991	11.07	8.95	€ per unit
03/31/2011	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,280,066	10.77	9.68	€ per unit
12/31/2011	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	1,340,660	11.20	8.43	€ per unit
09/30/2011	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	1,567,828	11.60	8.56	€ per unit
06/30/2011	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	1,441,255	14.00	11.27	€ per unit
03/31/2011	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	1,357,822	13.35	11.59	€ per unit
Fiscal year	31/12/2010
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (€)	Highest price (€)	Lowest price (€)	Quoting unit
12/31/2010	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,018,324	10.94	9.08	€ per unit
09/30/2010	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,065,245	10.42	9.14	€ per unit
06/30/2010	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,463,807	11.50	9.38	€ per unit
03/31/2010	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,507,131	16.50	9.40	€ per unit
12/31/2010	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	2,301,149	12.91	10.92	€ per unit
09/30/2010	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	1,503,603	12.44	10.80	€ per unit
06/30/2010	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	3,800,809	13.61	11.25	€ per unit
03/31/2010	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	6,354,641	13.68	9.72	€ per unit
Fiscal year	31/12/2009
Quarter	Security	Type	Class	Market	Market’s managing entity	Trading volume (€)	Highest price (€)	Lowest price (€)	Quoting unit
12/31/2009	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	1,508.223	14.98	9.64	€ per unit
09/30/2009	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	952,771	11.57	10.08	€ per unit
06/30/2009	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	971,296	10.58	8.59	€ per unit
03/31/2009	Share	Common		Stock exchange	Latibex – Bolsa de Valores de Madri	942,336	9.46	7.89	€ per unit
12/31/2009	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	2,571,183	13.99	8.00	€ per unit
09/30/2009	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	1,150,919	10.23	9.04	€ per unit
06/30/2009	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	3,656,499	10.16	8.34	€ per unit
03/31/2009	Share	Preferred	Pref. B	Stock exchange	Latibex – Bolsa de Valores de Madri	3,721,342	8.76	7.45	€ per unit

19.1 – Information concerning issuer’s shares repurchase plans

Justification for not completing the chart:

Eletrobras did not approve any shares repurchase plans within the last three fiscal years. Nevertheless, the Company’s By-laws authorizes the Board of Directors to approve the purchase, by the Company, of its own shares, and such shares may be cancelled, held in treasury or subsequently sold.

19.2 – Changes in securities held in treasury

Fiscal year 12/31/2011

Shares

Type of share	Class of preferred share	Description of securities
Preferred	Preferred Class B
Movement	Quantity (units)	Total value (Reais)	Weighted average price (Reais)
Initial balance	0	0.00	0.00
Acquisition	0	0.00	0.00
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	0	0.00	0.00

Fiscal year 12/31/2010

Shares

Type of share	Class of preferred share	Description of securities
Preferred	Preferred Class B
Movement	Quantity (units)	Total value (Reais)	Weighted average price (Reais)
Initial balance	36,023	895,531.78	24.86
Acquisition	0	0.00	0.00
Disposal	36,023	998,147.33	27.71
Cancellation	0	0.00	0.00
Final balance	0	-102,615.55	0.00

Fiscal year 12/31/2009

Shares

Type of share	Class of preferred share	Description of securities
Preferred	Preferred Class B
Movement	Quantity (units)	Total value (Reais)	Weighted average price (Reais)
Initial balance	0	0.00	0.00
Acquisition	36,023	895,531.78	24.86
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Final balance	36,023	895,531.78	24.86

19.3 – Information regarding securities held in treasury on the closing date of the last fiscal year

Justification for not completing the chart:

On December 31, 2011, Eletrobras held no shares in treasury.

19.4 – Other material information

There is no other material information in addition to the information disclosed in the aforementioned items.

20.1 – Information concerning the securities negotiation policy

Date of approval	07/31/2002
Role and/or function

According to the Securities Negotiation Policy (Política de Negociação de Valores Mobiliários), the following individuals, in addition to the Company itself, are subject to its terms, (i) Company’s directors, officers, controlling shareholders and members of the Fiscal Council; (ii) Company’s employees and executives who have access to material information; (iii) those who have business, professional or trust relations with the Company, such as independent auditors and consultants, and, as a result of such relations, have access to material information and, (iv) any person that, by virtue of his role, function or position in the Holding Company, in the controlled companies or in the companies which the controlling interest is acquired by the Company, or any person that knows any material information about the Company (“Related Persons”). The Related Persons must enter into a contract agreeing to comply with the Securities Negotiation Policy.

Main aspects

The Disclosure Policy (Manual de Divulgação e Uso de Informações Relevantes) and the Securities Negotiation Policy set parameters and limit for the negotiation of securities issued by the Company, among which (i) the negotiation restrictions set forth in CVM Instruction n. 358 of January 3rd, 2002, as amended (“CVM Instruction No 358”), of the Brazilian Securities Commission (“CVM”), and (ii) the internal Securities Negotiation Policy adopted by the Company (“Securities Negotiation Policy”).

The Securities Negotiation Policy aims to deter and punish related persons who use privileged information on their own benefit, while trading with securities issued by the Company, also setting forth the guidelines that will conduct, in an organized way, under the limits of law, the negotiation of such securities, in accordance with CVM Instruction n. 358 and the Company’s internal policies.

Such rules also seek to restrict insider trading practices (misuse of privileged information by individuals for their own benefit or for the benefit of third parties) and tipping (tips of privileged information to third parties, who use it on their own benefit), maintaining the transparency in the negotiations of securities issued by the Company.

The Related Persons must enter into a contract agreeing to comply with the Disclosure Policy and with the Securities Negotiation Policy, in line with CVM Instruction n. 358, articles 15, §1º, item I and 16, §1º. The Securities Negotiation Policy also complies with the rules of the U.S. Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”).

The Securities Negotiation Policy defines as “Material Information” every decision of a controlling shareholder, deliberation of the Shareholders Meeting or of the managing instances, or any other fact or act which has political, administrative, technical, economical, financial or business nature, occurred or related to Company’s business, and not yet disclosed, which may affect the price of securities issued by the Company or related thereto, that may affect the decision of investors to buy, sell or keep the securities or decisions regarding the exercise of any rights deriving from the ownership of securities issued by the Company or related thereto; and as “Privileged Information”, the material information not yet disclosed to public investors, which are known to or may be accessed by the Company’s directors, officers, business contacts, employees or executives, because of their position, function or trust relations, and that should be treated as required by the Disclosure Policy, described in item 21 of this Reference Form, to comply with the principle of equal treatment of disclosure and also not to harm the Company’s interests.

Black-out periods and description of oversight procedures

On the following hypothesis, negotiation of securities issued by the Company and by Related Persons is forbidden until the Company discloses the Material Information to the market: (i) at all times there is a Material Information about the Company’s businesses that is known to the aforementioned persons; (ii) by the controlling shareholder and management during the course of acquisitions or disposal, by the Company, of its own shares or of shares issued by its controlled companies; (iii) if an option or mandate has been granted for the aforementioned purpose; (iv) whenever the Company intends to perform a merger, acquisition, total or partial spin-off, transformation or corporate reorganization. The Company and the Related Persons also cannot negotiate with securities issued by the Company during the period between the date of a resolution passed by the Company’s Board of Directors, registered on the minutes of the meeting, and the date the information is published in notices or otherwise to the Investors, whenever the approved matters concern the Company’s capital increase, distribution of dividends by the Company, payment of interest on shareholders’ equity by the Company, issuance bonus shares or other derivative thereto by the Company, reverse split and/or split of shares by the Company. In addition, the Company and Related Persons are also prohibited to trade with securities during the period of 15 days prior to the disclosure or publication of the quarterly and annual financial information, pursuant to the Company’s Securities Negotiation Policy and article 15, § 1º, item II, of CVM Instruction n. 358. Finally, as a way to oversee the faithful compliance with the rules applicable to the trading of its securities, the Company annually sends, to all of those who hold positions of trust, a formal request of information regarding the securities possessed and eventually traded by this employees, ensuring also that all of them have adhered to the Company’s Securities Negotiation Policy.

For more information, please see the Securities Negotiation Policy, available at the Company’s website.

20.2 – Other material information

There is no other information considered material by the Company.

21.1 – Description of internal rules, regulations or procedures relating to disclosure of information

Pursuant to Brazilian Law and the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliário – “CVM”), especially Law n. 6,404, of December 15, 1976, (“Brazilian Corporate Law”), and the CVM Instruction n. 358, of January 3, 2002 (“CVM Instruction n. 358”) and n. 480, of December 7, 2009 (“CVM Instruction n. 480”) any publicly-held company must, as a general rule, submit to CVM and to the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Mercadorias  e Futuros – “BM&FBOVESPA”) certain periodic information, such as quarterly financial information and the annual financial statements with the accompanying management report and the independent auditors report, as well as to file before the CVM and BM&FBOVESPA any existing shareholders agreement, notices regarding the Shareholders Meetings and copies of minutes and announcements relating to the disclosure of acts or material facts. On this matter, we must comply, as we already do, with the aforementioned rules and legislations.

The employees of Eletrobras must ensure the disclosure of periodic information regarding the financial situation of Eletrobras, as well as the disclosure of information considered material, are made fully and continuously, developed by the officers and directors responsible for this assignment, together with the investors relations department, and must also include information concerning the evolution of their shareholder position in Eletrobras’ capital share, as provided for effective regulations.

CVM Instruction n. 358 also establishes certain rules regarding the disclosure and use of information about material  acts or facts, including, but not limited to, the disclosure of information regarding the trading and acquisition of securities issued by publicly held companies.

These rules:

  define the concept of material act or fact that originates the disclosure obligation. The decisions made by the controlling shareholders, the resolutions passed by the Shareholders Meetings, resolutions passed by the management of the Company, or any other political, administrative, technical, financial or economic acts or facts related to the Company’s businesses that may influence the price of its shares and/or the investors’ decision to trade or keep such shares or their decisions concerning the exercise of any rights related thereto;

  exemplify acts or facts considered material, such as the execution of agreements providing for the transfer of control over the Company’s, the inclusion or exclusion of shareholders that maintain any agreement or business, administrative, financial or technical collaboration with the Company, as well as the occurrence of any corporate restructuring entered into by companies related to the publicly held company;

  require publicly held companies to disclose  acts or facts considered material by CVM and BM&FBOVESPA, as well as considered material by the market, by means of publications of these material acts or facts in newspapers generally used by the mentioned company;

  require the acquirer of the control over of a publicly held company to disclose a material fact, revealing the acquirer’s intention about canceling the company’s registry as publicly held in the term of one year or not;

  require officers, directors and members of the Fiscal Council (or the member of any other technical or advisory group) of a publicly held company to disclose to the CVM and BM&FBOVESPA the quantity, type and form of negotiation of shares issued by the company, its subsidiaries and its controlled companies, held by such persons, as well as by their spouses, partners or dependents, also informing any changes in their shareholding;

  require that, if any controlling shareholder, direct or indirect, or any shareholder that elect members of the board of directors of a publicly held company, increase or decrease his equity interest in such company more than 5,0%, this shareholder or entity must disclose the information related to the referred acquisition or disposal; and

  prohibit trading securities based on privileged information.

According to the applicable CVM regulation, before material act or fact related to the company is disclosed to the market, trading with shares issued by the company is not allowed to the following: (i) the company; (ii) its controlling shareholders, direct or indirect; (iii) its Executive Officers; (iv) its Directors; (v) members of any advisory groups with technical or advisory attributions, created by disposition; (vi) any person who is aware, by virtue of his role, function or position in the company or in controlling, controlled or associated companies, of any information regarding material acts or facts of the Company; (vii) any person who is aware of the material act or fact, knowing that this information was not disclosed to the market, especially those who have commercial, professional or trust relations with the company, such as independent auditors, investment advisers and others advisers, who must certify the information was disclosed, before trading with securities issued by the company; and (viii) officers and directors who leave management before the public disclosure of a transaction or a fact started during his term as a manager, to whom the prohibition is extended for six months after his removal.

The aforementioned prohibition also prevails whenever during the acquisition or disposal of shares issued by the company and also by controlling, controlled or associated companies or other companies which are under the same control, or if an option or mandate has been granted for this purpose, as well as if the company intends to execute a merger, total or partial spin-off, acquisition, transformation or corporate reorganization.

Trading with securities issued by the company by the aforementioned persons is also prohibited during the period of 15 days prior to the disclosure of quarterly financial information (ITR) and of the financial statements.

The Investor Relations’ Officer has the power to provide any material information or financial information about the Company to the press and to the public in general, as well as any confirmation, correction or clarification of such information to the CVM, the Stock Exchanges and the SEC, using, if necessary, the Investors Relations’ e-mail address. On the absence or incapacity of the Investor Relations’ Officer, the Chief Executive Officer of Eletrobras will be empowered to perform such actions.

Any meetings, with the Company’s external public, with investors or with selected public, in Brazil or abroad, concerning matters that may constitute material information, may only take place in the presence of the Company’s Directors and/or officers or of the managers of the Investor Relations’ department. On the absence or incapacity of the Investor Relations’ Officer, the content of the meeting that constitute material information shall be reported to such Officer, aiming that any material information is simultaneously disclosed to the market, in accordance with the Disclosure Policy.

In the event the CVM, SEC or Stock Exchanges request additional clarifications to the communication and to the disclosure of information considered material, or also in the event of an abnormal fluctuation of quoted value, price or trading volume of Eletrobras’ securities, the Investor Relations’ Officer shall inquire those persons, who have access to material information to verify if they are aware of any information that must be disclosed to the market.

Finally, the disclosure and communication of information considered material, including the information disseminated through the Internet mentioned above, shall be objective and accurate, without emphasizing favorable facts or underestimating unfavorable facts, and it shall be written using accessible language to investors.  Eletrobras shall assure that any facts are communicated properly.

Except for the Disclosure Policy, described on the item 21.2 of this Reference Form and other regulations described above, there are no other rules, regulations of internal procedures adopted by us to assure that information requiring disclosure will be obtained, processed and reported accurately and on a timely basis.

21.2 – Description of the material act or fact disclosure policy and of procedures in relation to the maintenance of confidentiality regarding undisclosed material information

In order to establish disclosure and use of information practices, which are in accordance with CVM regulations and seek to control the use, by its employees, of information that may cause material impact on the price of its securities in the capital markets, Eletrobras developed a Disclosure Policy, which main features are described below.

According to Eletrobras’ Disclosure Policy, a “Material Information” is: (i) every decision of controlling shareholder; (ii) resolution of a Shareholders Meeting; (iii) resolution of the Company’s management; (iv) any other fact or act of a political, administrative, technical, business, economic or financial nature occurred or related to the Company’s businesses, and not yet disclosed to the Investors, that may significantly affect the price of securities issued by Eletrobras or related thereto, or may affect the investors’ decision of buying, selling or keeping the securities or may affect the investors’ decision of exercising any rights related to the ownership of securities issued by the Company or related thereto. Additionally, the Disclosure Policy applies to: (i) officers, directors, members of the board of auditors and members of other technical or advisory groups of Eletrobras; (ii) employees and executives of Eletrobras with access to Material Information; (iii) persons that maintain commercial, professional or trust relations with Eletrobras, such as independent auditors and consultants and, that, as a result of such relations, have access to Material Information; and (iv) any person who, by virtue of his function, role or position in the holding company or in the companies controlled by Eletrobras, are aware of any Material Information not yet disclosed to the market (“Related Person”).

Accordingly, the Disclosure Policy establishes the communication of Material Information to CVM, SEC and Stock Exchanges shall be made simultaneously and immediately, by means of written document that describes objectively, accurately and in details, in accessible language, the facts or/and acts occurred, indicating whenever possible the amount involved and other clarifications.

The disclosure of Material Information involving Eletrobras to investors shall be made by means of publications on major newspapers commonly used by the company. The Investor Relations’ Officer is responsible for such disclosure. Currently, Eletrobras uses the newspapers Correio Brasiliense/DF, O Globo/RJ, Valor Econômico/RJ and Diário Oficial da União/DF.

Eletrobras may decide, for each disclosure of Material Information to investors, to summarize it on the aforementioned newspapers, but in this case, the publications shall disclosure the Internet addresses where the complete information is available to investors, with content not less detailed than the one sent to the CVM, the SEC and the Stock Exchanges.

The disclosure of Material Information shall be made, whenever it is possible, prior to the start or after the closure of the trading sessions at the Stock Exchanges, in Brazil or abroad, in which the Company has its securities admitted to trading, prevailing the business hours of the Brazilian market in case of incompatibility between such Stock Exchanges.

In the case the disclosure of Material Information occur necessarily during business hours of one or more Stock Exchanges where the Company’s securities are admitted to trading, the Company will evaluate the need to request the suspension of trading of such securities (which will be requested simultaneously), for the necessary time to the proper dissemination of Material Information. The trading suspension referred herein will not be effective in Brazil during business hours of Brazilian Stock Exchanges and whenever trading is not suspended.

According to the Disclosure Policy, the following are responsibilities of our Investor Relations’ Officer:

a)    Disclosure and communication, in writing, of Material Information to the CVM, the SEC, the Stock Exchanges and to investors in general, immediately upon knowledge; and

b)    Ensure the wide and immediate dissemination of Material Information simultaneously to the CVM and to all markets where our securities are admitted to trading, as well as to the public in general.

Any meetings with external public to Eletrobras, with investors or with selected public, in Brazil or abroad, concerning matters that may constitute Material Information, may only take place in the presence of the Company’s directors and/or officers or of the managers of the Investor Relations’ department, aiming that any Material Information is properly disclosed to the market, pursuant to the Disclosure Policy.

Any Related Person that is aware, by reason of such relationship, of any Material Information or knows about the improper disclosure of Privileged Information shall report the act and/or fact, in writing, to the Investor Relations’ Officer. However, in case such Related Person verifies an unjustified omission of the Investor Relations’ Officer to comply with his duties, this person will not bear any liability if he reports the Material Information immediately to the CVM.

Accordingly, Related Persons with Access to Privileged Information, with the exception of constitutional and legal requirements of disclosure, will have the duty: (i) to keep the confidentiality of Material Information to which they have privileged access, by reason of their function or position at Eletrobras, until it is adequately disclosed to the market; (ii) ensure that subordinates and third parties of their trust also respect the confidentiality, being jointly liable with such persons in the event of breach of this obligation.

The Disclosure Policy also requires Related Persons to inform Eletrobras about ownership of securities issued by Eletrobras and about trading performed involving these securities.

Finally, Related Persons have the obligation to immediately disclose any confidential Material Information that is leaked or in the event of an abnormal fluctuation of quoted value, price or trading volume of Eletrobras’ securities that have been caused by a Material Information not yet disclosed.

21.3 – Directors and officers responsible for the implementation, maintenance, evaluation and oversight of the information disclosure policy

According to item 21.2, the Company’s Investor Relations’ Officer is responsible for the disclosure and communication of Material Information, as well as to ensure its wide and immediate dissemination simultaneously throughout the markets in which the Company’s securities are admitted to trading.

In the absence or incapacity of the Investor Relations’ Officer the Company’s Chief Executive Officer will be empowered to perform the actions set forth in the Disclosure Policy.

21.4 – Other material information

All material information has been disclosed in the aforementioned items.

22.1 – Acquisition or disposal of any material asset apart from issuers’ normal course of business

There were no transactions, within the last three fiscal years, of acquisition or disposal of any material asset apart from issuers’ normal course of business.

22.2 – Significant changes in the way the issuer conducts its businesses

There were no significant changes in the way the Company conducts its businesses.

22.3 – Material agreements executed by the issuer and its controlled companies not directly related to its operational activities

There were no material agreements, within the last three fiscal years, executed by the Company and its controlled companies, not directly related to its operational activities.

22.4 – Other material information

All material information concerning this item was disclosed in the aforementioned items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.